As filed with the Securities and Exchange Commission on December 22, 2008
Registration No. 333-153091

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
to
Form S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

McJUNKIN RED MAN HOLDING CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1311	20-5956993
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8023 East 63rd Place	835 Hillcrest Drive
Tulsa, Oklahoma 74133	Charleston, West Virginia 25311
(918) 250-8541	(304) 348-5211
(Address, Including Zip Code, and Telephone Number,Including Area Code, of Registrant’s Principal Executive Offices)

Andrew Lane
8023 East 63rd Place
Tulsa, Oklahoma 74133
(918) 250-8541
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

With a copy to:

Stuart H. Gelfond	Richard A. Drucker
Michael A. Levitt	Davis Polk & Wardwell
Fried, Frank, Harris, Shriver & Jacobson LLP	450 Lexington Avenue
One New York Plaza	New York, New York 10017
New York, New York 10004	(212) 450-4000
(212) 859-8000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price (1)(2)	Registration Fee
Common Stock, $0.01 par value	$750,000,000	$29,475 (3)

(1)	Includes offering price of shares of common stock which the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated December 22, 2008.

      Shares

McJunkin Red Man Holding Corporation
Common Stock

This is an initial public offering of shares of common stock of McJunkin Red Man Holding Corporation. The selling stockholder identified in this prospectus is offering all of the shares to be sold in the offering. We will not receive any of the proceeds from the sale of the shares. PVF Holdings LLC intends to distribute the net proceeds of this offering, after giving effect to the underwriting discount, to its members, which include certain members of our board of directors and senior management team and various of their affiliates, and affiliates of Goldman Sachs & Co., which is one of the book-running managers for this offering.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $      and $     . We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “MRC”.

See “Risk Factors” beginning on page 19 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholder	$	$

To the extent that the underwriters sell more than           shares of common stock, the underwriters have the option to purchase up to an additional           shares from the selling stockholder at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2008.

Goldman, Sachs & Co.	Barclays Capital

J.P.Morgan	Deutsche Bank Securities

Robert W. Baird & Co.	Credit Suisse	Stephens Inc.	Raymond James

Prospectus dated          , 2008.

[Page left intentionally blank]

Prospectus

Through and including          , 2009 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or any free writing prospectus prepared by or on behalf of us. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including the “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. In this prospectus, all references to “the Company”, “McJunkin Red Man”, “MRC”, “we”, “us”, and “our” refer to McJunkin Red Man Holding Corporation and its consolidated subsidiaries, unless the context otherwise requires or where otherwise indicated, and references to the “Red Man Transaction” are to the October 2007 business combination of McJunkin Corporation (“McJunkin”) and Red Man Pipe & Supply Co. (“Red Man”). We use non-GAAP measures in this prospectus, including Adjusted EBITDA. For a reconciliation of this measure to Net income, see footnote 3 under “— Summary Consolidated Financial Information”.

Our Business

We are the largest North American distributor of pipe, valves and fittings (“PVF”) and related products and services to the energy industry based on sales and the leading PVF distributor serving this industry across each of the upstream (exploration, production, and extraction of underground oil and gas), midstream (gathering and transmission of oil and gas, gas utilities, and the storage and distribution of oil and gas) and downstream (crude oil refining and petrochemical processing) markets. We have an unmatched presence of over 250 branches that are located in the most active oil and gas regions in North America. We offer an extensive array of PVF and oilfield supplies encompassing over 100,000 products, we are diversified by geography and end market and we seek to provide best-in-class service to our customers by satisfying the most complex, multi-site needs of some of the largest companies in the energy and industrials sectors as their primary supplier. As a result, we have an average relationship of over 20 years with our top ten customers and our pro forma sales in 2007 were over twice as large as our nearest competitor in the energy industry. We believe the critical role we play in our customers’ supply chain, our unmatched scale and extensive product offering, our broad North American geographic presence, our customer-linked scalable information systems and our efficient distribution capabilities serve to solidify our long-standing customer relationships and drive our growth.

We have benefited in recent years from several growth trends within the energy industry including high levels of expansion and maintenance capital expenditures by our customers. This growth in spending has been driven by several factors, including underinvestment in North American energy infrastructure, production and capacity constraints and anticipated strength in the oil, natural gas, refined products and petrochemical markets. While prices for oil and natural gas in recent years have been high relative to historical levels, we believe that investment in the energy sector by our customers would continue at prices well below the record levels achieved in recent years. In addition, our products are often used in extreme operating environments leading to the need for a regular replacement cycle. As a result, over 50% of our historical and pro forma sales in 2007 were attributable to multi-year maintenance, repair and operations (“MRO”) contracts where we have demonstrated an over 99% average annual retention rate since 2000. The combination of these ongoing factors has helped increase demand for our products and services, resulting in record levels of customer orders to be shipped as of September 2008. For the twelve months ended December 31, 2007 on a pro forma basis, we generated sales of $3,952.7 million, Adjusted EBITDA of $370.4 million and net income of $150.8 million. In addition, for the eleven months ended December 31, 2007, without giving pro forma effect to the Red Man Transaction, we generated sales of $2,124.9 million, EBITDA of $171 million and net income of $56.9 million, and for the twelve months ended October 31, 2007, before giving effect to the Red Man Transaction, Red Man generated sales of $1,982.0 million, EBITDA of $170 million and net income of $82.2 million.

We have established a position as the largest North American PVF distributor to the energy industry based on sales. We distribute products throughout North America and the Gulf of Mexico, including in PVF intensive, rapidly expanding oil and natural gas production areas such as the

Bakken, Barnett, Fayetteville, Haynesville and Marcellus shales. Growth in these oil and natural gas production areas is driven by improved production technology, favorable market trends and robust capital expenditure budgets. Furthermore, our Canadian subsidiary Midfield Supply ULC and its subsidiaries (“Midfield”), one of the three largest Canadian PVF distributors based on sales, provides PVF products to oil and gas companies operating primarily in Western Canada, including the Western Canadian Sedimentary Basin, Alberta Oil Sands and heavy oil markets. These regions are still in the early stages of infrastructure investment with numerous companies seeking to facilitate the long-term harvesting of difficult to extract and process crude oil.

McJunkin Red Man Locations

Across our extensive North American platform we offer a broad complement of products and services to the upstream, midstream and downstream sectors of the energy industry, as well as other industrial (including general manufacturing, pulp and paper, food and beverage) and other energy (power generation, liquefied natural gas, coal, alternative energy) end markets. During the twelve months ended December 31, 2007 on a pro forma basis, approximately 46% of our sales were attributable to upstream activities, approximately 22% were attributable to midstream activities and approximately 32% were attributable to downstream and other processing activities which include the refining, chemical and other industrial and energy end markets. In addition, before giving pro forma effect to the Red Man Transaction, during the twelve months ended December 31, 2007, approximately 39% of our sales were attributable to upstream activities, approximately 19% were attributable to midstream activities and approximately 42% were attributable to downstream and other processing activities.

We offer more than 100,000 products including an extensive array of PVF, oilfield supply, automation, instrumentation and other general and specialty products to our customers across our various end markets. Due to the demanding operating conditions in the energy industry and high costs associated with equipment failure, customers prefer highly reliable products and vendors with established qualifications and experience. As our PVF products typically represent a fraction of the total cost of the project, our customers place a premium on service given the high cost to them of maintenance or new project delays. Our products are typically used in high-volume, high-stress, abrasive applications such as the gathering and transmission of oil and natural gas, in high-pressure, extreme temperature and high-corrosion applications such as in heating and desulphurization in the processing and refining industries and in steam generation units in the power industry.

With over 250 branches servicing the energy and industrial sectors, we are an important link between our more than 10,000 customers and our more than 10,000 suppliers. We add value to our customers and suppliers in a number of ways:

•	Broad Product Offering and High Customer Service Levels: The breadth and depth of our product offering enables us to provide a high level of service to our energy and industrial customers. Given our North American inventory coverage and branch network, we are able to fulfill orders more quickly, including orders for less common and specialty items, and provide our customers with a greater array of value added services, including multiple daily deliveries, volume purchasing, product testing and supplier assessments, inventory management and warehousing, technical support, just-in-time delivery, order consolidation, product tagging and tracking, and system interfaces customized to customer and supplier specifications, than if we operated on a smaller scale and/or only at a local or regional level. Thus our clients, particularly those operating throughout North America, can quickly and efficiently source the most suitable products with the least amount of downtime and at the lowest total transaction cost.

•	Approved Manufacturer List (“AML”) Services: Our customers rely on us to provide a high level of quality control for their PVF products. We do this by regularly auditing many of our suppliers for quality assurance through our Supplier Registration Process. We use our resulting Approved Supplier List (the “MRC ASL”) to supply products across many of the markets we support, particularly for downstream and midstream customers. This process has enabled us to achieve a preferred vendor status with many key end users in the industry that utilize our AML services to help devise and maintain their own approved manufacturer listings. In this manner, we seek to ensure that our customers timely receive reliable and high quality products without incurring additional administrative and procurement expenses. Our suppliers in turn look to us as a key partner, which has been important in establishing us as an important link in the supply chain and a leader in the industry.

•	Customized and Integrated Service Offering: We offer our customers integrated supply services including product procurement, product quality assurance, physical warehousing, and inventory management and analysis using our proprietary customized information technology platform. This is part of an overall strategy to promote a “one stop” shop for PVF purchases across the upstream-midstream-downstream spectrum and throughout North America through integrated supply agreements and MRO contracts that enable our customers to focus on their core operations and increase the efficiency of their business.

Our Industry

We primarily serve the North American oil and gas industry, generating over 90% of our sales from supplying PVF products and various services to customers throughout the energy industry. Given the diverse requirements and various factors that drive the growth of the upstream, midstream and downstream energy markets, our sales to each sector may vary from time to time, though the overall strength of the global energy market is typically a good indicator of our performance. The underinvestment in North American energy infrastructure, together with production and capacity constraints and anticipated strength in the oil, natural gas, refined products and petrochemical markets, have spurred high levels of expansion and maintenance capital expenditures in our energy end markets by our customers. Furthermore, as participants in the energy industry continue to focus on raising operating efficiency, they have been increasingly looking to outsource their procurement and related administrative functions to distributors like us.

Beyond the oil and gas industry, we also supply products and services to other energy sectors such as coal, power generation, liquefied natural gas and alternative energy facilities. We also provide products such as automation and instrumentation products and corrosion resistant piping products to more general industrial end markets such as pulp and paper, metals processing, fabrication, pharmaceutical, food and beverage and manufacturing companies.

Our Competitive Strengths

We consider the following to be our key competitive strengths:

Market Leader with Complete North American Coverage and Significant Scale.   We are the leading North American distributor of PVF and related products to the energy industry based on sales, with at least twice the sales and three times the earnings before interest and taxes of our nearest competitor in the energy industry in 2007. Our North American network of over 250 branches in 38 U.S. states and in Canada gives us a significant market presence and provides us with substantial economies of scale that we believe make us a more effective competitor. The benefits of our size and extensive North American presence include: (1) the ability to act as a single-source supplier to large, multi-location customers operating across all segments of the energy industry; (2) the ability to commit significant financial resources to further develop our operating infrastructure, including our information systems, and provide a strong platform for future expansion; (3) volume purchasing benefits from our suppliers; (4) an ability to leverage our extensive North American inventory coverage to provide greater overall breadth and depth of product offerings; (5) the ability to attract and retain effective managers and salespeople; and (6) a business model exhibiting a high degree of operating leverage. Our presence and scale have also enabled us to establish an efficient supply chain and logistics platform, allowing us to better serve our customers and further differentiate us from our competitors.

High Level of Integration and MRO Contracts with a Blue Chip Customer Base.   We have a diversified customer base with over 10,000 active customers and serve as the sole or primary supplier in all end markets or in specified end markets or geographies for many of our customers. Our top ten customers, with whom we have had relationships for more than 20 years on average, accounted for less than 25% of 2007 pro forma sales and no single customer accounted for more than 5% of 2007 pro forma sales. Before giving pro forma effect to the Red Man Transaction, our top ten customers accounted for approximately 28% of our 2007 sales and our largest customer accounted for approximately 6% of our 2007 sales. We enjoy fully integrated relationships, including interconnected technology systems and daily communication, with many of our customers and we provide an extensive range of integrated and outsourced supply services, allowing us to market a “total transaction cost” concept as opposed to individual product prices. We provide such services as multiple daily deliveries, zone stores management, valve tagging, truck stocking and significant system support for tracking and replenishing inventory, which we believe results in deeply integrated customer relationships. We sell products to many of our customers through multi-year MRO contracts which are typically renegotiated every three to five years. Although there are typically no guaranteed minimum purchase amounts under these contracts, these MRO customers, representing over 50% of both our 2007 historical and pro forma sales, provide a relatively stable revenue stream and help mitigate against industry downturns. We believe we have been able to retain customers by ensuring a high level of service and integration, as evidenced by our annual average MRO contract retention rate of over 99% since 2000. Furthermore, we have recently signed new MRO contracts displacing competitors that provide opportunities for us to gain new customers and broaden existing customer relationships.

Business and Geographic Diversification in High-Growth Areas.   We are well diversified across the upstream, midstream and downstream operations of the energy industry, as well as through our participation in selected industrial end markets. During the twelve months ended December 31, 2007 on a pro forma basis, we generated approximately 46% of our sales in the upstream sector, 22% in the midstream sector, and 32% in the downstream, industrial and other energy end markets. Before giving pro forma effect to the Red Man Transaction, during the twelve months ended December 31, 2007, approximately 39% of our sales were attributable to upstream activities, approximately 19% were attributable to midstream activities and approximately 42% were attributable to downstream and other processing activities. This diversification affords us some measure of protection in the event of a downturn in any one end market while providing us the ability to offer “one stop” shopping for most of our integrated energy customers. In addition, our more than 250 branches are located near major hydrocarbon and refining regions throughout North America, including rapidly expanding oil and natural gas exploration and production (“E&P”) areas in North America, such as the Bakken, Barnett, Fayetteville, Haynesville and Marcellus shales. Our geographic diversity enhances our ability to respond to customers quickly, gives us a strong presence in these high growth E&P areas and reduces our exposure to a downturn in any one region.

Strategic Supplier Relationships.  We have extensive relationships with our suppliers and have key supplier relationships dating back in certain instances over 60 years. We purchased approximately $1 billion of products from our top ten suppliers for the twelve months ended December 31, 2007 on a pro forma basis, representing approximately 32% of our purchases. Before giving pro forma effect to the Red Man Transaction, during the twelve months ended December 31, 2007 we purchased approximately $505.6 million of products from our top ten suppliers, representing approximately 30% of our purchases. We believe our customers view us as an industry leader for the formal processes we use to evaluate vendor performance and product quality. We employ individuals, certified by the International Registry of Certificated Auditors, who specialize in conducting manufacturer assessments both domestically and internationally. Our Supplier Registration Process (“SRP”), which allows us to maintain the MRC ASL, serves as a significant strategic advantage to us in developing, maintaining and institutionalizing key supplier relationships. For our suppliers, being included on the MRC ASL represents an opportunity for them to increase their product sales to our customers. The SRP also adds value to our customers, as they collaborate with us regarding specific manufacturer performance, our past experiences with products and the results of our on-site supplier assessments. Having a timely, uninterrupted supply of those mission critical products from approved vendors is an essential part of our customers’ day-to-day operations and we work to fulfill that need through our SRP.

A Leading IT Platform Focused on Customer Service.  Our business is supported by our integrated, scalable and customer-linked customized information systems. These systems and our more than 3,400 employees are linked by a wide area network. We are currently implementing an initiative, expected to be completed in 2009, that will combine our business operations onto one enterprise server-based system. This will enable real-time access to our business resources, including customer order processing, purchasing and material requests, distribution requirements planning, warehousing and receiving, inventory control and accounting and financial functions. Significant elements of our systems include firm-wide pricing controls resulting in disciplined pricing strategies, advanced scanning and customized bar-coding capabilities, allowing for efficient warehousing activities at customer as well as our own locations, and significant levels of customer-specific integrations. We believe that the customized integration of our customers’ systems into our own information systems has increased customer retention by reducing their expenses, thus creating switching costs when comparing us to alternative sources of supply. Typically, smaller regional and local competitors do not have IT capabilities that are as advanced as ours.

Highly Efficient, Flexible Operating Platform Drives Significant Free Cash Flow Generation.  We place a particular emphasis on practicing financial discipline as evidenced by our strong focus on return on assets, minimal capital expenditures and high free cash flow generation. Our disciplined cost control, coupled with our active asset management strategies, result in a business model exhibiting a high degree of operating leverage. As is typical with the flexibility associated with a distribution operating model, our variable cost base includes substantially all of our cost of goods sold and a significant portion of our operating costs. Furthermore, our maintenance capital expenditures were approximately 0.3% of our pro forma sales for the year ended December 31, 2007. This cost structure allows us to adjust to changing industry dynamics and, as a result, during periods of decreased sales activity, we typically generate significant free cash flow as our costs are reduced and working capital contracts.

Experienced and Motivated Management Team.  Our senior management team has an average of over 25 years of experience in the oilfield and industrial supply business, the majority of which has been with McJunkin Red Man or its predecessors. After giving effect to this offering, senior management will own     % of our company indirectly through their equity interests in PVF Holdings LLC. We also seek to incentivize and align management with shareholder interests through equity-linked compensation plans. Furthermore, executive compensation is based on profitability and return-on-investment targets which we believe drives accountability and further aligns the organization with our shareholders.

Our Business Strategy

Our goal is to become the largest global distributor of PVF and related products to the energy and industrials sectors. We intend to grow our business by leveraging our existing position as the largest North American distributor of PVF products and services to the energy industry based on sales. Our strategy is focused on pursuing growth by increasing organic market share and growing our business with current customers, expanding into new geographies and end markets, further penetrating the Canadian Oil Sands and downstream sector, pursuing selective strategic acquisitions and investments, increasing recurring revenues through integrated supply, MRO and project contracts, and continuing to increase our operational efficiency.

Increase Organic Market Share and Grow Business with Current Customers.  We are committed to expanding upon existing deep relationships with our current customer base while at the same time striving to secure new customers. To accomplish this, we are focused on providing a “one stop” PVF procurement solution throughout North America and across the upstream, midstream and downstream sectors of the energy industry, cross-selling by leveraging our expanded product offering resulting from the business combination between McJunkin Corporation (“McJunkin”) and Red Man Pipe & Supply Co. (“Red Man”) in October 2007, and increasing our penetration of existing customers’ new multiyear projects.

The migration of existing customer relationships to sole or primary sourcing arrangements is a core strategic focus. We seek to position ourselves as the sole or primary provider of a broad complement of PVF products and services for a particular customer, often by end market and/or geography, or in certain instances across all of a customer’s North American upstream, midstream and downstream operations. Several of our largest customers have recently switched to sole or primary sourcing contracts with us. Additionally, we believe that significant opportunities exist to expand upon heritage McJunkin and Red Man existing deep customer and supplier relationships and thereby increase our market share. While we believe that the heritage McJunkin and Red Man organizations each maintained robust product offerings, there also remain opportunities to cross-sell certain products into the other heritage organization’s customer base and branch network. As part of these efforts, we are working to further strengthen our service offerings by augmenting our product portfolio, management expertise and sales force.

We also aim to increase our penetration of our existing customers’ new projects. For example, while we often provide nearly 100% of the PVF products for certain customers under MRO contracts, increased penetration of those customers’ new downstream and midstream projects remains a strategic priority. Initiatives are in place to deepen relationships with engineering and construction firms and to extend our product offering into certain niches. We recently integrated core project groups in several locations to focus solely on capturing new multi-year project opportunities and we are encouraged by these initial efforts.

Expand into New Geographies and End Markets.  We intend to selectively establish new branches in order to facilitate our expansion into new geographies, and enter end markets where extreme operating environments generate high PVF product replacement rates. We continue to evaluate establishing branches and service and supply centers, entering into joint ventures, and making acquisitions in select domestic and international regions. While we believe that we are one of three PVF distributors with branches throughout North America, there is opportunity to expand via new branch openings in certain geographic areas.

While our near term strategy is to continue to expand within North America, we believe that attractive opportunities exist to expand internationally. Though we currently maintain only one branch outside North America, we continue to actively evaluate opportunities to extend our offering to key international markets, particularly in West Africa, the Middle East, Europe and South America. The E&P opportunity and current installed base of energy infrastructure internationally is significantly larger than in North America and as a result we believe represents an attractive long term opportunity both for ourselves and our largest customers. While our near term focus internationally will be centered on growing our business with our already largely global customer base, the increased focus, particularly by foreign-owned integrated oil companies, on efficiency, cost savings, process improvements and core competencies has also generated potential growth opportunities to add new customers that we will continue to monitor closely.

We also believe opportunities exist for expansion into new and under penetrated end markets where PVF products are used in specialized, highly corrosive applications. These end markets include pulp and paper, food and beverage and other general industrial markets, in addition to other energy end markets such as power generation, liquefied natural gas, coal, nuclear and ethanol. We believe our extensive North American branch platform, comprehensive PVF product offering, and reputation for high customer service and technical expertise positions us to participate in the growth in these end markets.

We believe there also remains an opportunity to continue to expand into certain niche and specialty products that complement our current extensive product offering. These products include automated valves, instrumentation, stainless, chrome and high nickel alloy PVF, large diameter carbon steel pipe and certain specialty items, including steam products.

Further Penetrate the Canadian Oil Sands, Particularly the Downstream Sector.  The Canadian Oil Sands region and its attendant downstream markets represent long-term growth areas for our company. Improvements in mining and in-situ technology are driving significant investment in the area and, according to the Alberta Energy and Utilities Board, the Canadian Oil Sands contain an ultimately recoverable crude bitumen resource of 315 billion barrels, with established reserves of almost 173 billion barrels at December 2007. Canada has the second largest recoverable crude oil reserves in the world, behind Saudi Arabia. Capital and maintenance investments in the Canadian Oil Sands are expected to experience dramatic growth due to rising global energy demand and advancements in recovery and upgrading technologies. According to the Alberta Ministry of Energy, an estimated CDN$67 billion (US$64.7 billion) was invested in Canadian Oil Sands projects from 2000 to 2007. These large facilities require significant ongoing PVF maintenance well in excess of traditional energy infrastructure, given the extremely harsh operating environments and highly corrosive conditions. MRO expenditures for PVF in the Canadian Oil Sands are typically over five times that of MRO expenditures for PVF in traditional downstream environments. According to the Alberta Ministry of Energy, almost CDN$170 billion (US$164.3 billion) in Canadian Oil Sands-related projects were underway or proposed as of June 2008, which we estimate could generate significant PVF expenditures. Current uncertainties regarding oil prices may postpone some of these projects.

While Midfield has historically focused on the upstream and midstream sectors in Canada, we believe that a significant opportunity exists to penetrate the Canadian Oil Sands downstream market which includes the upgrader and refinery markets. We are the leading provider of PVF products to the downstream market in the U.S. and believe this sector expertise and existing customer relationships can be utilized by our upstream and midstream Canadian operations to grow our downstream sector presence in this region. We also believe there is a significant opportunity to penetrate the Canadian

Oil Sands extraction market involving in-situ recovery methods, including SAGD (steam assisted gravity drainage) and CSS (cyclic steam stimulation) techniques used to extract the bitumen. We have formed a full team overseen by senior management, have made recent inventory and facility investments in Canada, including a new 60,000 square foot distribution center facility located near Edmonton, and have opened additional locations in Western Canada to address this opportunity. Finally, we also believe that an attractive opportunity exists to more fully penetrate the MRO market in Canada, particularly in Eastern Canada, including refineries, petrochemical facilities, utilities and pulp and paper and other general industrial markets.

Pursue Selective Strategic Acquisitions and Investments.  Acquisitions have been a core focus and acquisition integration a core competency for us. We continue to seek opportunities to strengthen our franchise through selective acquisitions and strategic investments. In particular, we will consider investments that enhance our presence in the energy infrastructure market and enable us to leverage our existing operations, either through acquiring new branches or by acquiring companies offering complementary products or end market breadth. Our industry remains highly fragmented and we believe a significant number of small and larger acquisition opportunities remain that offer favorable synergy potential and attractive growth characteristics. Acquisitions have been a core focus for both the heritage McJunkin and Red Man organizations which we plan to continue. In addition to the business combination between McJunkin and Red Man, since 2000 we have integrated 20 acquisitions which collectively represented over $1.1 billion in sales in the year of acquisition. Important recent acquisitions include Midfield, one of the three largest oilfield supply companies in Canada with 68 branches, Midway-Tristate Corporation (“Midway”), an oilfield distributor primarily serving the Rockies and Appalachia regions, and LaBarge Pipe & Steel Company (“LaBarge”), a distributor of carbon steel pipes to the North American midstream sector. Historically, our operating scale and integration capabilities have enabled us to realize important synergies, while minimizing execution risk, which we intend to focus on with future acquisitions.

Increase Recurring Revenues through Integrated Supply, MRO and Project Contracts.   We have entered into and continue to pursue integrated supply, MRO and project contracts with certain of our customers. Under these arrangements, we are typically the sole or primary source provider of the upstream, midstream, and/or downstream requirements of our customers. In certain instances we are the sole or primary source provider for our customers across all the energy sectors and/or North American geographies within which the customer operates.

Our customers have, over time, increasingly moved toward centralized PVF procurement management at the corporate level rather than at individual local units. While these developments are partly due to significant consolidation among our customer base, sole or primary sourcing arrangements allow customers to focus on their core operations and provide economic benefits by generating immediate savings for the customer through administrative cost and working capital reductions, while providing for increased volumes, more stable revenue streams and longer term visibility for us. We believe we are well positioned to obtain these arrangements due to our (1) geographically diverse and strategically located branch network, (2) experience, technical expertise and reputation for premier customer service operating across all segments of the energy industry, (3) breadth of available product lines and value added services, and (4) existing deep relationships with customers and suppliers.

We also have exclusive and non-exclusive MRO contracts and new project contracts in place. Our customers are increasing their maintenance and capital spending, which is being driven by aging infrastructure, their increased utilization of existing facilities and the decreasing quality of energy feedstocks. Our customers benefit from MRO agreements through lower inventory investment and the reduction of transaction costs associated with the elimination of the bid submission process, and our company benefits from the recurring revenue stream that occurs with an MRO contract in place. We believe there are additional opportunities to utilize MRO arrangements for servicing the requirements of our customers and we are actively pursuing such agreements.

Continued Focus on Operational Efficiency.  We strive for continued operational excellence. Our branch managers, regional management and corporate leadership team continually examine branch profitability, working capital management, and return on managed assets and utilize this information to optimize national, regional and local strategies, reduce operating costs and maximize cash flow generation. As part of this effort, management incentives are centered on meeting EBITDA and return on assets targets.

In order to improve efficiencies and profitability, we work to leverage operational best practices, optimize our vendor relationships, purchasing, and inventory levels, and source inventory internationally when appropriate. As part of this strategy, we have integrated our heritage purchasing functions and believe we have developed strong relationships with vendors that value both our national footprint and volume purchasing capabilities. Because of this, we are often considered the preferred distribution channel. As we continue to consolidate our vendor relationships, we plan to devote additional resources to assist our customers in identifying products that improve their processes, day-to-day operations and overall operating efficiencies. We believe that offering these value added services maximizes our value to our customers and helps differentiate us from competitors.

Risk Factors

While our business has grown in recent years, we face various risks. For example, decreased capital expenditures in the energy industry could lead to decreased demand for our products and services and could therefore have a material adverse effect on our business, results of operations and financial condition. We face other risks including, among others, fluctuations in steel prices, volatility of oil and natural gas prices, economic downturns, our lack of long-term contracts with many of our customers and suppliers and the absence of minimum purchase obligations under the long-term customer contracts that we do have, and risks associated with the integration of our predecessor companies, McJunkin and Red Man. Additionally, we have significant indebtedness. As of September 25, 2008, we had total debt outstanding of $1,446.5 million and we had borrowing availability of $395.2 million under our credit facilities. Our significant indebtedness could limit our ability to obtain additional financing, our ability to use operating cash flow in other areas of our business, and our ability to compete with other companies that are less leveraged, and could have other negative consequences. See “Risk Factors” for a more detailed discussion of these risks and other risks associated with our business.

Recent Developments

On July 31, 2008, we acquired the remaining approximate 49% minority voting interest in our Canadian subsidiary, Midfield Supply ULC, one of the three largest oilfield supply companies in Canada with 68 branches, for total payments of approximately $135.67 million.

On September 9, 2008, our board of directors appointed Andrew Lane as the new president and chief executive officer of our Company. Mr. Lane has held various senior executive positions at Halliburton Company and its subsidiaries since 2000, including most recently serving as executive vice president and chief operating officer of Halliburton Company from December 2004 to December 2007. Craig Ketchum, our previous president and chief executive officer, was appointed chairman of our board of directors on September 9, 2008 and will continue with our company in that role.

On October 9, 2008, we acquired LaBarge Pipe & Steel Company. LaBarge is engaged in the sale and distribution of carbon steel pipes (predominantly large diameter pipe) for use primarily in the North American energy infrastructure market and had net sales of $200.6 million in 2007. We acquired LaBarge for cash. The purchase price is based upon an enterprise value for LaBarge of $160 million, and is subject to a post-closing purchase price adjustment and customary indemnification provisions. Based on a good faith estimate of the purchase price, at closing, after paying $7.5 million into escrow for working capital adjustment and indemnification purposes, we paid an aggregate of $79.75 million to the LaBarge selling shareholders. This amount was determined by (a) deducting from the enterprise value estimated debt of $61.9 million, estimated company expenses of $1.45 million and the estimated net working capital adjustment of $10.7 million, and (b) adding back to the enterprise value estimated cash of $1.3 million. The cash purchase price may increase or decrease depending on the calculation of the final purchase price, which we expect will occur in the first quarter of 2009. We also agreed to pay up to an additional $45 million in cash if LaBarge meets certain EBITDA targets in 2008 and 2009 and any such additional payments would be made in March 2009 and March 2010, respectively.

We upsized our revolving credit facility from $700 million to $800 million during October 2008. Additionally, on October 8, 2008, Barclays Bank PLC agreed to commit an additional $100 million under our revolving credit facility effective January 2, 2009, which will increase the total commitments under our revolving credit facility to $900 million.

Organizational Structure

The following chart illustrates our organizational structure upon the completion of this offering:

*	PVF Holdings LLC is offering all of the shares to be sold in this offering. PVF Holdings LLC intends to distribute the net proceeds of this offering, after giving effect to the underwriting discount, to its members, which include certain of our directors and executive officers. See the table on page 147 for information regarding the amount of offering proceeds to be distributed to each of our directors and executive officers.

The Offering

Issuer	McJunkin Red Man Holding Corporation.

Common stock offered by the selling stockholder	shares.

Option to purchase additional shares of common stock from the selling stockholder	shares.

Common stock outstanding immediately after the offering	155,898,086 shares.

Use of proceeds	The proceeds from the sale of shares of our common stock in the offering are solely for the account of PVF Holdings LLC, the selling stockholder. We will not receive any proceeds from the sale of our common stock by the selling stockholder. See “Use of Proceeds”. PVF Holdings LLC intends to distribute the net proceeds of this offering, after giving effect to the underwriting discount, to its members, which include certain members of our board of directors and senior management team and various of their affiliates. See “Principal and Selling Stockholders” and “Underwriting”. Additionally, affiliates of Goldman, Sachs & Co. own a majority interest in PVF Holdings LLC. Accordingly, such affiliates will receive a significant portion of the proceeds from this offering. See “Underwriting”.

Proposed New York Stock Exchange symbol	“MRC”.

Risk Factors	See “Risk Factors” beginning on page 19 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock to be outstanding after the offering:

•	gives effect to a 500 for 1 split of our common stock which occurred on October 16, 2008;

•	excludes 3,646,486 shares of common stock issuable upon the exercise of stock options granted to certain of our employees and directors pursuant to the McJ Holding Corporation 2007 Stock Option Plan; and

•	excludes 282,771 shares of non-vested restricted stock awarded to certain of our employees pursuant to the McJ Holding Corporation 2007 Restricted Stock Plan.

McJunkin Red Man Holding Corporation (formerly known as McJ Holding Corporation) was incorporated in Delaware on November 20, 2006. Our principal executive offices are located at 8023 East 63rd Place, Tulsa, Oklahoma 74133 and 835 Hillcrest Drive, Charleston, West Virginia 25311. Our telephone number is (918) 250-8541. Our website address is www.mcjunkinredman.com. Information contained on our website is not a part of this prospectus.

The data included in this prospectus regarding the industrial and oilfield pipe, valves and fittings distribution industry, including trends in the market and our position and the position of our competitors within this industry, are based on our estimates, which have been derived from management’s knowledge and experience in the areas in which our business operates, and information obtained from customers, suppliers, trade and business organizations, internal research, publicly available information, industry publications and surveys and other contacts in the areas in which our business operates. We have also cited information compiled by industry publications, governmental agencies and publicly available sources.

Depending on market conditions at the time of pricing of this offering and other considerations, the selling stockholder may sell fewer or more shares than the number set forth on the cover page of this prospectus.

In this prospectus, unless otherwise indicated, Canadian dollar amounts are converted into U.S. dollar amounts at the exchange rate in effect on September 25, 2008, the last day of our third quarter.

Summary Consolidated Financial Information

On January 31, 2007, McJunkin Red Man Holding Corporation, an affiliate of The Goldman Sachs Group, Inc., acquired a majority of the equity of the entity now known as McJunkin Red Man Corporation (then known as McJunkin Corporation) (the “GS Acquisition”). In this prospectus, the term “Predecessor” refers to McJunkin Corporation and its subsidiaries prior to January 31, 2007 and the term “Successor” refers to the entity now known as McJunkin Red Man Holding Corporation and its subsidiaries on and after January 31, 2007. As a result of the change in McJunkin Corporation’s basis of accounting in connection with the GS Acquisition, Predecessor’s financial statement data for the one month ended January 30, 2007 and earlier periods is not comparable to Successor’s financial data for the eleven months ended December 31, 2007 and subsequent periods.

McJunkin Corporation completed a business combination transaction with Red Man Pipe & Supply Co. (the “Red Man Transaction”) on October 31, 2007. At that time McJunkin Corporation was renamed McJunkin Red Man Corporation. Operating results for the eleven-month period ended December 31, 2007 include the results of McJunkin Red Man Holding Corporation for the full period and the results of Red Man Pipe & Supply Co. (“Red Man”) for the two months after the business combination on October 31, 2007. Accordingly, our results for the 11 months ended December 31, 2007 are not comparable to McJunkin’s results for the years ended December 31, 2006 and 2005.

The summary consolidated financial information presented below under the captions Statement of Operations Data and Other Financial Data for the one month ended January 30, 2007 (Predecessor) and the eleven months ended December 31, 2007, and the summary consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2007, have been derived from the consolidated financial statements of McJunkin Red Man Holding Corporation included elsewhere in this prospectus that have been audited by Ernst & Young LLP, independent registered public accounting firm. The summary consolidated financial information presented below as of and for the years ended December 31, 2005 and 2006 has been derived from the consolidated financial statements of our predecessor, McJunkin Corporation, included elsewhere in this prospectus that have been audited by Schneider Downs & Co., Inc., independent registered public accounting firm.

The summary unaudited interim consolidated financial information presented below under the captions Statement of Operations Data and Other Financial Data for the nine months ended September 25, 2008 and the eight months ended September 27, 2007, and the summary unaudited consolidated financial information presented below under the caption Balance Sheet Data as of September 25, 2008, have been derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. In the opinion of management, the interim data reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of results for these periods. Operating results for the nine months ended September 25, 2008 include the results of McJunkin Corporation and Red Man for the full period. Operating results for the eight-month period ending September 27, 2007 do not reflect the operating results of Red Man, as the Red Man Transaction did not occur until October 31, 2007. Accordingly, the results for the nine months ended September 25, 2008 are not comparable to the results for the eight months ended September 27, 2007. In addition, operating results for the nine-month period ended September 25, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008.

The summary unaudited pro forma consolidated statements of operations data for the nine months ended September 27, 2007 and the year ended December 31, 2007 give pro forma effect to (1) the GS Acquisition and the Red Man Transaction, as if each such transaction had occurred on January 1, 2007, and (2) our entering into our $575 million term loan facility and our $800 million revolving credit facility, as if we had entered into these facilities on January 1, 2007.

The pro forma statement of operations data for the nine months ended September 27, 2007 includes McJunkin Corporation’s results for the one month ended January 30, 2007 (before the GS Acquisition), McJunkin Red Man Holding Corporation’s results for the eight months ended September 27, 2007 (before the Red Man Transaction), and Red Man’s results for the nine months ended July 31, 2007. The pro forma statement of operations data for the year ended December 31, 2007 includes McJunkin Corporation’s results for the one month ended January 30, 2007, McJunkin Red Man Holding Corporation’s results for the eleven months ended December 31, 2007 (reflecting the results of McJunkin Corporation for the full eleven months but excluding the results of Red Man for the two months ended December 31, 2007), and Red Man’s results for the twelve months ended October 31, 2007.

All information in this prospectus gives effect to the 500 for 1 stock split which occurred on October 16, 2008.

The historical data presented below has been derived from financial statements that have been prepared using United States generally accepted accounting principles, or GAAP. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor	Successor	Pro Forma	Successor
	One Month	Eight Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	January 30,	September 27,	September 27,	September 25,
	2007	2007	2007	2008
		(Unaudited)	(Unaudited)	(Unaudited)
	(In millions, except per share and share data)
Statement of Operations Data:
Sales	$142.5	$1,306.8	$2,860.2	$3,676.2
Costs and expenses
Cost of sales (exclusive of depreciation and amortization shown separately below)	114.6	1,060.7	2,349.6	2,986.7
Selling, general and administrative expenses	14.6	127.1	259.5	319.7
Depreciation and amortization	0.3	2.9	6.5	8.1
Amortization of intangibles(1)	—	7.6	21.5	24.2
Profit sharing	1.3	9.1	15.6	19.3
Stock-based compensation	—	2.1	4.3	7.0

Total costs and expenses	130.8	1,209.5	2,657.0	3,365.0

Operating income	11.7	97.3	203.2	311.2
Other income (expense)
Interest expense	(0.1)	(39.4)	(49.4)	(57.8)
Minority interests	(0.4)	—	(0.1)	0.3
Other, net	—	(0.7)	(3.8)	0.2

Total other income (expense)	(0.5)	(40.1)	(53.3)	(57.3)

Income before income taxes	11.2	57.2	149.9	253.9
Income tax expense	4.6	23.0	56.2	96.0

Net income(2)	$6.6	$34.2	$93.7	$157.9

Earnings per share, basic	—	$0.67	—	$1.02
Earnings per share, diluted	—	$0.67	—	$1.02
Weighted average shares, basic	—	51,296,777	—	155,068,285
Weighted average shares, diluted	—	51,461,777	—	155,369,785
Pro forma earnings per share, basic	—	—	$1.82	—
Pro forma earnings per share, diluted	—	—	$1.82	—
Pro forma weighted average shares, basic	—	—	51,296,777	—
Pro forma weighted average shares, diluted	—	—	51,461,777	—
Other Financial Data:
Net cash provided by (used in) operating activities	$6.6	$38.0	—	$16.7
Net cash provided by (used in) investing activities	(0.2)	(932.9)	—	(120.9)
Net cash provided by (used in) financing activities	(8.3)	900.5	—	106.3
Adjusted EBITDA(3)	26.0	243.0	244.8	493.2

	Predecessor			Successor	Pro Forma
	Year	Year	One Month	Eleven Months	Year
	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	January 30,	December 31,	December 31,
	2005	2006	2007	2007	2007
					(Unaudited)
	(In millions, except per share and share data)
Statement of Operations Data:
Sales	$1,445.8	$1,713.7	$142.5	$2,124.9	$3,952.7
Costs and expenses
Cost of sales (exclusive of depreciation and amortization shown separately below)	1,177.1	1,394.3	114.6	1,734.6	3,229.2
Selling, general and administrative expenses	155.7	173.9	14.6	201.9	365.7
Depreciation and amortization	3.7	3.9	0.3	5.4	8.6
Amortization of intangibles	0.3	0.3	—	10.5 (1)	28.6 (1)
Profit sharing	13.1	15.1	1.3	13.2	13.5
Stock-based compensation	—	—	—	3.0	5.7

Total costs and expenses	1,349.9	1,587.5	130.8	1,968.6	3,651.7

Operating income	95.9	126.2	11.7	156.3	301.4
Other income (expense)
Interest expense	(2.7)	(2.8)	(0.1)	(61.7)	(65.9)
Minority interests	(2.8)	(4.1)	(0.4)	(0.1)	0.0
Other, net	(1.3)	(1.4)	—	(1.1)	(3.9)

Total other income (expense)	(6.8)	(8.3)	(0.5)	(62.9)	(69.8)

Income before income taxes	89.1	117.9	11.2	93.4	231.6
Income tax expense	36.6	48.3	4.6	36.5	86.8

Net income(2)	$52.5	$69.6	$6.6	$56.9	$144.8

Earnings per share, basic	—	—	—	$0.82	—
Earnings per share, diluted	—	—	—	$0.82	—
Weighted average shares, basic	—	—	—	69,325,299	—
Weighted average shares, diluted	—	—	—	69,461,299	—
Pro forma earnings per share, basic	—	—	—	—	$2.13
Pro forma earnings per share, diluted	—	—	—	—	$2.13
Pro forma weighted average shares, basic	—	—	—	—	69,325,299
Pro forma weighted average shares, diluted	—	—	—	—	69,461,299
Other Financial Data:
Net cash provided by operating activities	$30.4	$18.4	$6.6	$110.2	—
Net cash (used in) investing activities	(6.7)	(3.3)	(0.2)	(1,788.9)	—
Net cash (used in) provided by financing activities	(21.1)	(17.2)	(8.3)	1,687.2	—
Adjusted EBITDA(3)	115.6	139.1	26.0	344.9	370.4

	Predecessor		Successor
				Actual	As Adjusted(4)
	December 31,	December 31,	December 31,	September 25,	September 25,
	2005	2006	2007	2008	2008
	(In millions)
Balance Sheet Data:
Cash and cash equivalents	$5.9	$3.7	$10.1	$11.9	$11.9
Working capital	129.0	212.3	673.7	855.7	855.7
Total assets	434.0	481.0	2,925.0	3,570.1	3,570.1
Total debt, including current portion	3.1	13.0	868.4	1,446.5	1,604.4
Minority interest in subsidiaries	11.5	15.6	61.0	0.8	0.8
Stockholders’ equity	168.8	242.6	1,210.0	933.3	927.9

(1)	Represents amortization of intangibles included as a result of the GS Acquisition, our acquisition of Midway-Tristate Corporation, and the Red Man Transaction, plus associated transaction fees.

(2)	The following are certain charges and costs incurred in each of the relevant periods that are meaningful to understanding our net income and in evaluating our performance:

	Predecessor			Successor	Pro Forma	Successor	Pro Forma	Successor
			One	Eleven		Eight	Nine	Nine
	Year	Year	Month	Months	Year	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	January 30,	December 31,	December 31,	September 27,	September 27,	September 25,
	2005	2006	2007	2007	2007	2007	2007	2008
	(in millions)

LIFO expense	$20.2	$12.2	—	$10.3	$10.3	$5.1	$5.1	$115.0
Amortization of intangibles	0.3	0.3	—	10.5	24.6	7.6	21.5	24.2
Amortization of financing fees	—	—	—	8.0	3.8	2.5	2.8	3.7

(3)	Adjusted EBITDA is used in our senior secured term loan facility, senior secured revolving credit facility, and junior term loan facility in the ratio of consolidated total debt to consolidated adjusted EBITDA, and is also used in our senior secured term loan facility and junior term loan facility in the ratio of consolidated adjusted EBITDA to consolidated interest expense. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Revolving Credit Facility and Term Loan Facility — Covenants”. Adjusted EBITDA is defined in our credit facilities as net income plus depreciation and amortization, amortization of intangibles, interest expense, income tax expense, stock-based compensation, LIFO expense, certain non-recurring and transaction-related expenses (including transaction costs associated with the GS Acquisition, our acquisition of Midway-Tristate Corporation, the Red Man Transaction, our May 2008 recapitalization and this offering), minority interest, charges in connection with an employee profit sharing plan for certain employees of our subsidiary Midfield Supply ULC, and certain other adjustments, including franchise taxes and pro forma adjustments relating to acquisitions. We present Adjusted EBITDA because it is a material component of material covenants in our senior secured term loan facility and junior term loan facility. In addition, we believe it is a useful indicator of our operating performance. We believe this for the following reasons:

•	Our management uses Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections, as well as for determining a significant portion of the compensation of our executive officers;

•	Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as interest expense, income tax expense, and depreciation and amortization, that can vary substantially from company to company depending upon their financing and accounting methods, the book value of their assets, their capital structures and the method by which their assets were acquired; and

•	securities analysts use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies.

Particularly, we believe that Adjusted EBITDA is a useful indicator of our operating performance because:

•	Our lenders believed Adjusted EBITDA was the appropriate performance measure for the key operational covenants in our senior secured term loan facility and junior term loan facility (see “Description of Our Indebtedness”);

•	Adjusted EBITDA measures our company’s operating performance without regard to LIFO expense, which is high due to recent inflation and therefore reflects an overstatement of the cost of goods sold over recent periods, and we believe that this adjustment assists in comparing us to our peers, because many of our peers do not use the LIFO method of inventory valuation; and

•	Adjusted EBITDA measures our company’s operating performance without regard to non-recurring and transaction-related expenses incurred in connection with business combination transactions such as the Red Man Transaction.

Adjusted EBITDA, however, does not represent and should not be considered as an alternative to net income, cash flow from operations, or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similar measures reported by other companies because other companies may not calculate Adjusted EBITDA in the same manner as we do. Although we use Adjusted EBITDA as a measure to assess the operating performance of our business, Adjusted EBITDA has significant limitations as an analytical tool because it excludes certain material costs. For example, it does not include interest expense, which has been a necessary element of our costs. Because we use capital assets, depreciation expense is a necessary element of our costs and our ability to generate revenue. In addition, the omission of the amortization expense associated with our intangible assets further limits the usefulness of this measure. Adjusted EBITDA also does not include the payment of certain taxes, which is also a necessary element of our operations. Furthermore, Adjusted EBITDA does not account for LIFO expense, and therefore to the extent that recently purchased inventory accounts for a relatively large portion of our sales, Adjusted EBITDA may overstate our operating performance. Because Adjusted EBITDA does not account for certain expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations management does not view Adjusted EBITDA in isolation or as a primary performance measure and also uses other measures, such as net income and sales, to measure operating performance.

The following table presents a reconciliation of Adjusted EBITDA to Net income:

	Predecessor			Successor	Pro Forma	Successor	Pro Forma	Successor
			One	Eleven		Eight	Nine	Nine
	Year	Year	Month	Months	Year	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	January 30,	December 31,	December 31,	September 27,	September 27,	September 25,
	2005	2006	2007	2007	2007	2007	2007	2008
					(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions)

Net income	$52.5	$69.6	$6.6	$56.9	$144.8	$34.2	$93.7	$157.9
Plus:
Interest expense	2.7	2.8	0.1	61.7	65.9	39.4	49.4	57.8
Income tax expense	36.6	48.3	4.6	36.5	86.8	23.0	56.2	96.0
Amortization of intangibles	0.3	0.3	—	10.5	28.6	7.6	21.5	24.2
Depreciation and amortization	3.7	3.9	0.3	5.4	8.6	2.9	6.5	8.1
Stock-based compensation	—	—	—	3.0	5.7	2.1	4.3	7.0
Red Man pre-merger contribution	—	—	13.1	142.2	—	121.6	—	—
Midway pre-acquisition contribution	—	—	1.0	2.8	3.8	2.8	3.8	—
LIFO expense	20.2	12.2	—	10.3	10.3	5.1	5.1	115.0
Non-recurring and transaction-related expenses(a)	—	0.4	—	12.7	12.7	3.9	3.9	23.8
Minority interest / Midfield employee profit sharing plan	—	—	0.4	0.9	1.3	—	—	2.2
Transaction cost savings	—	—	—	1.1	1.1	—	—	—
Other(b)	(0.4)	1.6	(0.1)	0.9	0.8	0.4	0.4	1.2

Adjusted EBITDA	$115.6	$139.1	$26.0	$344.9	$370.4	$243.0	$244.8	$493.2

(a)	Includes transaction costs associated with the GS Acquisition, our acquisition of Midway-Tristate Corporation, the Red Man Transaction, our May 2008 recapitalization and this offering.

(b)	Includes franchise tax expense, certain consulting fees, gains and losses on the sale of assets and other nonrecurring items.

In addition, we have also presented in this prospectus our EBITDA for the eleven months ended December 31, 2007 and Red Man’s EBITDA for the twelve months ended December 31, 2007. The most comparable GAAP measure to EBITDA is Net income. We calculate our EBITDA for the eleven months ended December 31, 2007 ($171 million) by adding our Net income for this period ($56.9 million) with our interest expense ($61.7 million), income tax expense ($36.5 million), amortization of intangibles ($10.5 million), and depreciation and amortization ($5.4 million) for the same period. We calculate Red Man’s EBITDA for the twelve months ended October 31, 2007 ($170 million) by adding Red Man’s Net income for this period ($82.2 million) with Red Man’s interest expense ($20.6 million), income tax expense ($57.6 million), and depreciation and amortization ($9.7 million) for the same period.

We present EBITDA because we believe it is a useful indicator of our operating performance, as described above with respect to Adjusted EBITDA. EBITDA, however, does not represent and should not be considered an alternative to measures of financial performance calculated and presented in accordance with GAAP, as described above with respect to Adjusted EBITDA.

(4) Adjusted to give effect to $152.5 million in drawings under our revolving credit facility used to finance the acquisition of LaBarge on October 9, 2008 and an estimated $5.4 million of expenses incurred in connection with this offering. Our total debt, including current portion, would increase by $5.4 million due to offering-related expenses based on our estimate of such expenses. Our stockholders’ equity has decreased from $933.3 million to $927.9 million, or by $5.4 million, on account of the $5.4 million of offering-related expenses.

RISK FACTORS

You should carefully consider each of the following risks and all of the information set forth in this prospectus before deciding to invest in our common stock. If any of the following risks and uncertainties develops into actual events, our business, results of operations and financial condition could be materially and adversely affected. In that case, the price of our common stock could decline and you could lose some or all of your investment.

Risks Related to Our Business

Decreased capital expenditures in the energy industry, which can result from decreased oil and natural gas prices among other things, can materially and adversely affect our business, results of operations and financial condition.

A large portion of our revenue depends upon the level of capital expenditures in the oil and gas industry, including capital expenditures in connection with exploration, drilling, production, gathering, transportation, refining and processing operations. Demand for our products and services is particularly sensitive to the level of exploration, development and production activity of, and the corresponding capital expenditures by, oil and natural gas companies. A material decline in oil or natural gas prices could depress levels of exploration, development and production activity, and therefore could lead to a decrease in our customers’ capital expenditures. If our customers’ capital expenditures decline, our business will suffer.

Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other factors that are beyond our control. Oil and natural gas prices during much of 2008 were at levels higher than historical long term averages, and worldwide oil and gas drilling and exploration activity during much of 2008 was also at very high levels. Oil and natural gas prices decreased during the second half of 2008. A sustained decline in oil and natural gas prices could result in decreased capital expenditures in the oil and gas industry, and could therefore have a material adverse effect on our business, results of operations and financial condition.

Many factors affect the supply of and demand for energy and therefore influence oil and gas prices, including:

•	the level of domestic and worldwide oil and gas production and inventories;

•	the level of drilling activity and the availability of attractive oil and gas field prospects, which may be affected by governmental actions, such as regulatory actions or legislation, or other restrictions on drilling, including those related to environmental concerns;

•	the discovery rate of new oil and gas reserves and the expected cost of developing new reserves;

•	the actual cost of finding and producing oil and gas;

•	depletion rates;

•	domestic and worldwide refinery overcapacity or undercapacity and utilization rates;

•	the availability of transportation infrastructure and refining capacity;

•	increases in the cost of the products that we provide to the oil and gas industry, which may result from increases in the cost of raw materials such as steel;

•	shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

•	the economic and/or political attractiveness of alternative fuels, such as coal, hydrocarbon, wind, solar energy and biomass-based fuels;

•	increases in oil and gas prices and/or historically high oil and gas prices, which could lower demand for oil and gas products;

•	worldwide economic activity including growth in countries that are not members of the Organisation for Economic Co-operation and Development (“non-OECD countries”), including China and India;

•	interest rates and the cost of capital;

•	national government policies, including government policies which could nationalize or expropriate oil and gas exploration, production, refining or transportation assets;

•	the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels and prices for oil;

•	the impact of armed hostilities, or the threat or perception of armed hostilities;

•	pricing and other actions taken by competitors that impact the market;

•	environmental regulation;

•	technological advances;

•	global weather conditions and natural disasters;

•	an increase in the value of the U.S. dollar relative to foreign currencies; and

•	tax policies.

Oil and gas prices have been and are expected to remain volatile. This volatility has historically caused oil and gas companies to change their strategies and expenditure levels from year to year. We have experienced in the past, and we will likely experience in the future, significant fluctuations in operating results based on these changes. In particular, such volatility in the oil and gas markets could materially adversely affect our business, results of operations and financial condition.

Our business, results of operations and financial condition may be materially and adversely affected by general economic conditions.

Many aspects of our business, including demand for our products and the pricing and availability of supplies, are affected by U.S. and global general economic conditions. General economic conditions and predictions regarding future economic conditions also affect our forecasts, and a decrease in demand for our products or other adverse effects resulting from an economic downturn may cause us to fail to achieve our anticipated financial results. General economic factors beyond our control that affect our business and end markets include interest rates, recession, inflation, deflation, consumer credit availability, consumer debt levels, performance of housing markets, energy costs, tax rates and policy, unemployment rates, commencement or escalation of war or hostilities, the threat or possibility of war, terrorism or other global or national unrest, political or financial instability, and other matters that influence spending by our customers. Increasing volatility in financial markets may cause these factors to change with a greater degree of frequency or increase in magnitude. An economic downturn could adversely affect our business, results of operations and financial condition and could also lead to a decrease in the market price of our common stock.

We may be unable to compete successfully with other companies in our industry.

We sell our products and services in very competitive markets. In some cases, we compete with large oilfield services providers with substantial resources and smaller regional players that may increasingly be willing to provide similar products and services at lower prices. Our revenues and earnings could be adversely affected by competitive actions such as price reductions, improved delivery and other actions by competitors. Our business, results of operations and financial condition could be materially and adversely affected to the extent that our competitors are successful in reducing our customers’ purchases of our products and services. Competition could also cause us to lower our prices which could reduce our margins and profitability.

Demand for our products could decrease if manufacturers of our products were to sell a substantial amount of goods directly to end users in the markets we serve.

We do not manufacture any of the products that we distribute. Historically, users of PVF and related products in the United States, in contrast to users of PVF and related products outside the United States, have purchased such products through distributors and not directly from manufacturers. If customers were to purchase the products that we sell directly from manufacturers, or if manufacturers sought to increase their efforts to sell directly to end users, our business, results of operations and financial condition could be materially and adversely affected. These or other developments that remove us from, or limit our role in, the distribution chain, may harm our competitive position in the marketplace and reduce our sales and earnings.

We may experience unexpected supply shortages.

We distribute products from a wide variety of manufacturers and suppliers. Nevertheless, in the future we may have difficulty obtaining the products we need from suppliers and manufacturers as a result of unexpected demand or production difficulties. Also, products may not be available to us in quantities sufficient to meet our customer demand. Our inability to obtain sufficient products from suppliers and manufacturers, in sufficient quantities, could have a material adverse effect on our business, results of operations and financial condition.

We may experience cost increases by suppliers, which we may be unable to pass on to our customers.

In the future, we may face supply cost increases due to, among other things, unexpected increases in demand for supplies, decreases in production of supplies or increases in the cost of raw materials or transportation. Our inability to pass supply price increases on to our customers could have a material adverse effect on our business, results of operations and financial condition. For example, we may be unable to pass increased supply costs on to our customers because significant amounts of our sales are derived from stocking program arrangements, contracts and MRO arrangements which provide our customers time limited price protection, which may obligate us to sell products at a set price for a specific period. In addition, if supply costs increase, our customers may elect to purchase smaller amounts of products or may purchase products from other distributors. While we may be able to work with our customers to reduce the effects of unforeseen price increases because of our relationships with them, we may not be able to reduce the effects of such cost increases. In addition, to the extent that competition leads to reduced purchases of our products or services or reduction of our prices, and such reductions occur concurrently with increases in the prices for selected commodities which we use in our operations, including steel, nickel and molybdenum, the adverse effects described above would likely be exacerbated and could result in a prolonged downturn in profitability.

We do not have contracts with most of our suppliers. The loss of a significant supplier would require us to rely more heavily on our other existing suppliers or to develop relationships with new suppliers, and such a loss may have a material adverse effect on our business, results of operations and financial condition.

Given the nature of our business, and consistent with industry practice, we do not have contracts with most of our suppliers. Purchases are generally made through purchase orders. Therefore, most of our suppliers have the ability to terminate their relationships with us at any time. Approximately 32% of our total purchases during 2007 on a pro forma basis were from our ten largest suppliers. Before giving pro forma effect to the Red Man Transaction, approximately 30% of our total purchases during 2007 were from our ten largest suppliers. Although we believe there are numerous manufacturers with the capacity to supply our products, the loss of one or more of our major suppliers could have a material adverse effect on our business, results of operations and financial condition. Such a loss would require us to rely more heavily on our other existing suppliers or develop relationships with new suppliers, which may cause us to pay higher prices for products due to, among other things, a loss of volume discount benefits currently obtained from our major suppliers.

Price reductions by suppliers of products sold by us could cause the value of our inventory to decline. Also, such price reductions could cause our customers to demand lower sales prices for these products, possibly decreasing our margins and profitability on sales to the extent that our inventory of such products was purchased at the higher prices prior to supplier price reductions and we are required to sell such products to our customers at the lower market prices.

The value of our inventory could decline as a result of price reductions by manufacturers of products sold by us. We believe the risk of a material reduction in the value of our inventory is mitigated due to the fact that we do not carry a significant amount of speculative inventory, our significant supply commitments are generally for relatively short-term periods, and we have been selling the same types of products to our customers for many years (and therefore do not expect that our inventory will become obsolete). However, there is no assurance that a substantial decline in product prices would not result in a write-down of our inventory value. Such a write-down could have a material adverse effect on our financial condition.

Also, decreases in the market prices of products sold by us could cause customers to demand lower sale prices from us. These price reductions could reduce our margins and profitability on sales with respect to such lower-priced products to the extent that we purchase such products at the higher prices prior to supplier price reductions and we are required to sell such products to our customers at the lower market prices. Reductions in our margins and profitability on sales could have a material adverse effect on our business, results of operations, and financial condition.

A substantial decrease in the price of steel could significantly lower our gross profit.

We distribute many products manufactured from steel and, as a result, our business is significantly affected by the price and supply of steel. When steel prices are lower, the prices that we charge customers for products may decline, which affects our gross profit. The steel industry as a whole is cyclical and at times pricing and availability of steel can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, labor costs, sales levels, competition, consolidation of steel producers, fluctuations in the costs of raw materials necessary to produce steel, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of steel for our suppliers. When steel prices decline, customer demands for lower prices and our competitors’ responses to those demands could result in lower sale prices and, consequently, lower gross profit.

If steel prices rise, we may be unable to pass along the cost increases to our customers.

We maintain inventories of steel products to accommodate the lead time requirements of our customers. Accordingly, we purchase steel products in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, contracts with customers and market conditions. Our commitments to purchase steel products are generally at prevailing market prices in effect at the time we place our orders. If steel prices increase between the time we order steel products and the time of delivery of such products to us, our suppliers may impose surcharges that require us to pay for increases in steel prices during such period. Demand for our products, the actions of our competitors, and other factors will influence whether we will be able to pass such steel cost increases and surcharges on to our customers, and we may be unsuccessful in doing so.

We do not have long-term contracts with many of our customers and while we generated more than 50% of our pro forma sales in 2007 from multi-year MRO contracts, our contracts, including our MRO contracts, generally do not commit our customers to any minimum purchase volume. The loss of a significant customer may have a material adverse effect on our business, results of operations and financial condition.

Given the nature of our business, and consistent with industry practice, we do not have long-term contracts with many of our customers and our contracts, including our maintenance, repair and operations contracts, generally do not commit our customers to any minimum purchase volume. Therefore, a significant number of our customers may terminate their relationships with us or reduce their purchasing volume at any time, and even our MRO customers are not required to purchase products from us. Furthermore, the long-term customer contracts that we do have are generally terminable without cause on short notice. Our 10 largest customers represented approximately 25% of our total pro forma sales for the fiscal year ended December 31, 2007. Before giving pro forma effect to the Red Man Transaction, our ten largest customers represented approximately 28% of our total sales for the fiscal year ended December 31, 2007. The products that we may sell to any particular customer depend in large part on the size of that customer’s capital expenditure budget in a particular year and on the results of competitive bids for major projects. Consequently, a customer that accounts for a significant portion of our sales in one fiscal year may represent an immaterial portion of our sales in subsequent fiscal years. The loss of a significant customer, or a substantial decrease in a significant customer’s orders, may have a material adverse effect on our business, results of operations and financial condition.

Changes in our customer and product mix could cause our gross margin percentage to fluctuate.

From time to time, we may experience changes in our customer mix and in our product mix. Changes in our customer mix may result from geographic expansion, daily selling activities within current geographic markets, and targeted selling activities to new customer segments. Changes in our product mix may result from marketing activities to existing customers and needs communicated to us from existing and prospective customers. If customers begin to require more lower-margin products from us and fewer higher-margin products, our business, results of operations and financial condition may suffer.

We face risks associated with our business combination with Red Man Pipe & Supply Co. in October 2007, and this business combination may not yield all of its intended benefits.

We are currently continuing the process of integrating the McJunkin and Red Man businesses, which were previously operated independently and sometimes competed with one another. If we cannot successfully integrate these two businesses, there may be a material adverse effect on our combined business, results of operations and financial condition. The difficulty of combining the companies presents challenges to our management, including:

•	operating a significantly larger combined company with operations in more geographic areas and with more business lines;

•	integrating personnel with diverse backgrounds and organizational cultures;

•	coordinating sales and marketing functions;

•	retaining key employees, customers or suppliers;

•	integrating the information systems;

•	preserving the collaboration, distribution, marketing, promotion and other important relationships; and

•	consolidating other corporate and administrative functions.

If the risks associated with the Red Man Transaction materialize and we are unable to sufficiently address them, there is a possibility that the results of operations of our combined company could be less successful than the separate results of operations of McJunkin and Red Man, taken together, if the Red Man Transaction had never occurred.

We may be unable to successfully execute or effectively integrate acquisitions.

One of our key operating strategies is to selectively pursue acquisitions, including large scale acquisitions, in order to continue to grow and increase profitability. However, acquisitions, particularly of a significant scale, involve numerous risks and uncertainties, including intense competition for suitable acquisition targets; the potential unavailability of financial resources necessary to consummate acquisitions in the future; increased leverage due to additional debt financing that may be required to complete an acquisition; dilution of our stockholders’ net current book value per share if we issue additional equity securities to finance an acquisition; difficulties in identifying suitable acquisition targets or in completing any transactions identified on sufficiently favorable terms; and the need to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions. In addition, any future acquisitions may entail significant transaction costs and risks associated with entry into new markets.

In addition, even when acquisitions are completed, integration of acquired entities can involve significant difficulties, such as:

•	failure to achieve cost savings or other financial or operating objectives with respect to an acquisition;

•	strain on the operational and managerial controls and procedures of our business, and the need to modify systems or to add management resources;

•	difficulties in the integration and retention of customers or personnel and the integration and effective deployment of operations or technologies;

•	amortization of acquired assets, which would reduce future reported earnings;

•	possible adverse short-term effects on our cash flows or operating results;

•	diversion of management’s attention from the ongoing operations of our business;

•	failure to obtain and retain key personnel of an acquired business; and

•	assumption of known or unknown material liabilities or regulatory non-compliance issues.

Failure to manage these acquisition growth risks could have a material adverse effect on our business, results of operations and financial condition.

Our significant indebtedness may affect our ability to operate our business, and may have a material adverse effect on our business, results of operations and financial condition.

We have now and will likely continue to have a significant amount of indebtedness. As of September 25, 2008, we had total debt outstanding of $1,446.5 million and we had borrowing availability of $395.2 million under our credit facilities. We and our subsidiaries may incur significant additional indebtedness in the future. If new indebtedness is added to our current indebtedness, the risks described below could increase. Our significant level of indebtedness could have important consequences, such as:

•	limiting our ability to obtain additional financing to fund our working capital, acquisitions, expenditures, debt service requirements or other general corporate purposes;

•	limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service debt;

•	limiting our ability to compete with other companies who are not as highly leveraged;

•	subjecting us to restrictive financial and operating covenants in the agreements governing our and our subsidiaries’ long-term indebtedness;

•	exposing us to potential events of default (if not cured or waived) under financial and operating covenants contained in our or our subsidiaries’ debt instruments that could have a material adverse effect on our business, results of operations and financial condition;

•	increasing our vulnerability to a downturn in general economic conditions or in pricing of our products; and

•	limiting our ability to react to changing market conditions in our industry and in our customers’ industries.

In addition, borrowings under our credit facilities bear interest at variable rates. If market interest rates increase, such variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow. Our pro forma interest expense for the twelve months ended December 31, 2007 was $60.8 million. Without giving pro forma effect to the Red Man Transaction, our interest expense for the eleven months ended December 31, 2007 was $61.7 million.

Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets, properties and systems software, as well as to provide capacity for the growth of our business, depends on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legal and other factors. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may seek to sell assets to fund our liquidity needs but may not be able to do so. We may also need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

In addition, we are and will be subject to covenants contained in agreements governing our present and future indebtedness. These covenants include and will likely include restrictions on certain payments and investments, the redemption and repurchase of capital stock, the issuance of stock of subsidiaries, the granting of liens, the incurrence of additional indebtedness, dividend restrictions affecting us and our subsidiaries, asset sales, transactions with affiliates and mergers and acquisitions. They also include financial maintenance covenants which contain financial ratios we must satisfy each quarter. Any failure to comply with these covenants could result in a default under our credit facilities. Upon a default, unless waived, the lenders under our secured credit facilities would have all remedies available to a secured lender, and could elect to terminate their commitments, cease making further loans, institute foreclosure proceedings against our or our subsidiaries’ assets, and force us and our subsidiaries into bankruptcy or liquidation.

In addition, any defaults under our credit facilities or our other debt could trigger cross defaults under other or future credit agreements and may permit acceleration of our other indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all. For a description of our credit facilities, please see “Description of Our Indebtedness”.

We are a holding company and depend upon our subsidiaries for our cash flow.

We are a holding company. Our subsidiaries conduct all of our operations and own substantially all of our assets. Consequently, our cash flow and our ability to meet our obligations or to pay dividends or make other distributions in the future will depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, tax sharing payments or otherwise. In addition, McJunkin Red Man Corporation, our direct subsidiary and the primary obligor under our $1,375 million senior secured credit facilities, is also dependent to a significant extent on the cash flow of its subsidiaries in order to meet its debt service obligations.

The ability of our subsidiaries to make any payments to us will depend on their earnings, the terms of their current and future indebtedness, tax considerations and legal and contractual restrictions on the ability to make distributions. In particular, our subsidiaries’ credit facilities currently impose significant limitations on the ability of our subsidiaries to make distributions to us and consequently our ability to pay dividends to our stockholders. Subject to limitations in our credit facilities, our subsidiaries may also enter into additional agreements that contain covenants prohibiting them from distributing or advancing funds or transferring assets to us under certain circumstances, including to pay dividends.

Our subsidiaries are separate and distinct legal entities. Any right that we have to receive any assets of or distributions from any of our subsidiaries upon the bankruptcy, dissolution, liquidation or reorganization of any such subsidiary, or to realize proceeds from the sale of their assets, will be junior to the claims of that subsidiary’s creditors, including trade creditors and holders of debt issued by that subsidiary.

Changes in our credit profile may affect our relationship with our suppliers, which could have a material adverse effect on our liquidity.

Changes in our credit profile may affect the way our suppliers view our ability to make payments and may induce them to shorten the payment terms of their invoices, particularly given our high level of outstanding indebtedness. Given the large dollar amounts and volume of our purchases from suppliers, a change in payment terms may have a material adverse effect on our liquidity and our ability to make payments to our suppliers, and consequently may have a material adverse effect on our business, results of operations and financial condition.

Our business, results of operations and financial condition could be materially and adversely affected if restrictions on imports of line pipe, oil country tubular goods, or certain of the other products that we sell are lifted.

U.S. law currently imposes tariffs and duties on imports from certain foreign countries of line pipe and oil country tubular goods, and, to a lesser extent, on imports of certain other products that we sell. If these restrictions are lifted, if the tariffs are reduced or if the level of such imported products otherwise increases, and these imported products are accepted by our customer base, our business, results of operations and financial condition could be materially and adversely affected to the extent that we would then have higher-cost products in our inventory or if prices and margins are driven down by increased supplies of such products. If prices of these products were to decrease significantly, we might not be able to profitably sell these products and the value of our inventory would decline. In addition, significant price decreases could result in a significantly longer holding period for some of our inventory, which could also have a material adverse effect on our business, results of operations and financial condition.

We are subject to strict environmental, health and safety laws and regulations that may lead to significant liabilities.

We are subject to a variety of federal, state, local, foreign and provincial environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management, storage and disposal of hazardous substances and wastes, the responsibility to investigate and cleanup contamination and occupational health and safety. Fines and penalties may be imposed for non-compliance with applicable environmental, health and safety requirements and the failure to have or to comply with the terms and conditions of required permits. Historically, the costs to comply with environmental and health and safety requirements have not been material. However, the failure by us to comply with applicable environmental, health and safety requirements could result in fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders requiring corrective measures, including the installation of pollution control equipment or remedial actions.

Under certain laws and regulations, such as the federal Superfund law, the obligation to investigate and remediate contamination at a facility may be imposed on current and former owners or operators or on persons who may have sent waste to that facility for disposal. Liability under these laws and regulations may be without regard to fault or to the legality of the activities giving rise to the contamination. Although we are not aware of any active litigation against us under the federal Superfund law or its state equivalents, contamination has been identified at several of our current and former facilities, and we have incurred and will continue to incur costs to investigate and remediate these conditions.

Moreover, we may incur liabilities in connection with environmental conditions currently unknown to us relating to our existing, prior, or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired. We believe that indemnities contained in certain of our acquisition agreements may cover certain environmental conditions existing at the time of the acquisition, subject to certain terms, limitations and conditions. However, if these indemnification provisions terminate or if the indemnifying parties do not fulfill their indemnification obligations, we may be subject to liability with respect to the environmental matters that may be covered by such indemnification obligations.

In addition, environmental, health and safety laws and regulations applicable to our business and the business of our customers, including laws regulating the energy industry, and the interpretation or enforcement of these laws and regulations, are constantly evolving and it is impossible to predict accurately the effect that changes in these laws and regulations, or their interpretation or enforcement, may have upon our business, financial condition or results of operations. In particular, legislation and regulations limiting emissions of greenhouse gases, including carbon dioxide associated with the burning of fossil fuels, are at various stages of consideration and implementation, and if fully implemented, could negatively impact the market for our products and, consequently, our business. Should environmental laws and regulations, or their interpretation or enforcement, become more stringent, our costs could increase, which may have a material adverse effect on our business, financial condition and results of operations.

We may not have adequate insurance for potential liabilities, including liabilities arising from litigation.

In the ordinary course of business, we have and in the future may become the subject of various claims, lawsuits and administrative proceedings seeking damages or other remedies concerning our commercial operations, products, employees and other matters, including potential claims by individuals alleging exposure to hazardous materials as a result of our products or operations. Some of these claims may relate to the activities of businesses that we have acquired, even though these activities may have occurred prior to our acquisition of such businesses. Our products are sold primarily for use in the energy industry, which is subject to inherent risks that could result in death, personal injury, property damage, pollution or loss of production. In addition, defects in our products could result in death, personal injury, property damage, pollution or damage to equipment and facilities. Actual or claimed defects in the products we distribute may give rise to claims against us for losses and expose us to claims for damages.

We maintain insurance to cover certain of our potential losses, and we are subject to various self-retentions, deductibles and caps under our insurance. It is possible, however, that judgments could be rendered against us in cases in which we would be uninsured and beyond the amounts that we currently have reserved or anticipate incurring for such matters. Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we may not be able to continue to obtain insurance on commercially reasonable terms in the future, and we may incur losses from interruption of our business that exceed our insurance coverage. Finally, even in cases where we maintain insurance coverage, our insurers may raise various objections and exceptions to coverage which could make uncertain the timing and amount of any possible insurance recovery.

Due to our position as a distributor, we are subject to personal injury, product liability and environmental claims involving allegedly defective products.

Certain of our products are used in potentially hazardous applications that can result in personal injury, product liability and environmental claims. A catastrophic occurrence at a location where our products are used may result in us being named as a defendant in lawsuits asserting potentially large claims, even though we did not manufacture the products, and applicable law may render us liable for damages without regard to negligence or fault. Particularly, certain environmental laws provide for joint and several and strict liability for remediation of spills and releases of hazardous substances. Certain of these risks are reduced by the fact that we are a distributor of products produced by third-party manufacturers, and thus in certain circumstances we may have third-party warranty or other claims against the manufacturer of products alleged to have been defective. However, there is no assurance that such claims could fully protect us or that the manufacturer would be able financially to provide such protection. There is no assurance that our insurance coverage will be adequate to cover the underlying claims and our insurance does not provide coverage for all liabilities (including liability for certain events involving pollution).

We are a defendant in asbestos-related lawsuits, and exposure to these and any future lawsuits could have a material adverse effect on our business, results of operations and financial condition.

We are a defendant in lawsuits involving approximately 844 claims as of September 25, 2008 alleging, among other things, personal injury, including mesothelioma and other cancers, arising from exposure to asbestos-containing materials included in products distributed by us in the past. Each claim involves allegations of exposure to asbestos-containing materials by a single individual or an individual, his or her spouse and/or family members. The complaints in these lawsuits typically name many other defendants. In the majority of these lawsuits, little or no information is known regarding the nature of the plaintiffs’ alleged injuries or their connection with the products we distributed. Based on our experience with asbestos litigation to date, as well as the existence of certain insurance coverage, we do not believe that the outcome of these claims will have a material impact on us. However, the potential liability associated with asbestos claims is subject to many uncertainties, including negative trends with respect to settlement payments, dismissal rates and the types of medical conditions alleged in pending or future claims, negative developments in the claims pending against us, the current or future insolvency of co-defendants, adverse changes in relevant laws or the interpretation thereof, and the extent to which insurance will be available to pay for defense costs, judgments or settlements. Further, while we anticipate that additional claims will be filed against us in the future, we are unable to predict with any certainty the number, timing and magnitude of such future claims. Therefore, we cannot assure you that pending or future asbestos litigation will not ultimately have a material adverse effect on our business, results of operations and financial condition. See “Risk Factors” at pages 27-28, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations, Commitments and Contingencies — Legal Proceedings” and “Business — Overview of Our Business — Legal Proceedings” for more information.

If we lose any of our key personnel, we may be unable to effectively manage our business or continue our growth.

Our future performance depends to a significant degree upon the continued contributions of our management team and our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. Particularly, we rely on our sales and marketing teams to create innovative ways to generate demand for our products. The loss or unavailability to us of any member of our management team or a key sales or marketing employee could have a material adverse effect on our business, results of operations and financial condition to the extent we are unable to timely find adequate replacements. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. We may be unsuccessful in attracting, hiring, training and retaining qualified personnel, and our business, results of operations and financial condition could be materially and adversely effected under such circumstances.

Interruptions in the proper functioning of our information systems or failure to timely and properly complete our current information systems integration project could disrupt operations and cause increases in costs and/or decreases in revenues.

The proper functioning of our information systems is critical to the successful operation of our business. We depend on our information technology systems to process orders, track credit risk, manage inventory and monitor accounts receivable collections. Our information systems also allow us to efficiently purchase products from our vendors and ship products to our customers on a timely basis, maintain cost-effective operations and provide superior service to our customers. Although our information systems are protected through physical and software safeguards and remote processing capabilities exist, information systems are still vulnerable to natural disasters, power losses, telecommunication failures and other problems. If critical information systems fail or are otherwise unavailable, our ability to procure products to sell, process and ship customer orders, identify business opportunities, maintain proper levels of inventories, collect accounts receivable and pay accounts payable and expenses could be adversely affected. Our ability to integrate our systems with our customers’ systems would also be significantly affected. We maintain information systems controls designed to protect against, among other things, unauthorized program changes and unauthorized access to data on our information systems. If our information systems controls do not function properly, we face increased risks of unexpected errors and unreliable financial data.

In addition, we are currently integrating the information systems of our predecessor companies McJunkin Corporation and Red Man Pipe & Supply Co. and our Canadian subsidiary, Midfield Supply ULC. Our failure to timely and properly complete this project and train our staff in the use of the integrated system could cause similar negative effects.

The loss of third-party transportation providers upon whom we depend, or conditions negatively affecting the transportation industry, could increase our costs or cause a disruption in our operations.

We depend upon third-party transportation providers for delivery of products to our customers. Strikes, slowdowns, transportation disruptions or other conditions in the transportation industry, including, but not limited to, shortages of truck drivers, disruptions in rail service, increases in fuel prices and adverse weather conditions, could increase our costs and disrupt our operations and our ability to service our customers on a timely basis. We cannot predict whether or to what extent recent increases or anticipated increases in fuel prices may impact our costs or cause a disruption in our operations going forward.

We may need additional capital in the future and it may not be available on acceptable terms.

We may require more capital in the future to:

•	fund our operations;

•	finance investments in equipment and infrastructure needed to maintain and expand our distribution capabilities;

•	enhance and expand the range of products we offer; and

•	respond to potential strategic opportunities, such as investments, acquisitions and international expansion.

We cannot assure you that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which could have an adverse effect on our business or results of operations.

Certain areas in which we operate in the United States, including areas in the southeastern United States, are susceptible to hurricanes and other adverse weather conditions. Such weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. Additionally, we may experience communication disruptions with our customers, vendors and employees. In late August 2005 and September 2005, Hurricanes Katrina and Rita struck the Gulf Coast of Louisiana, Mississippi, Alabama and Texas and caused extensive and catastrophic physical damage to those market areas. Hurricanes can cause physical damage to our branches and require us to close branches in order to secure our employees. Additionally, our sales order backlog and shipments can experience a temporary decline immediately following hurricanes.

We cannot predict whether or to what extent damage caused by future hurricanes and tropical storms will affect our operations or the economies in regions where we operate. Such adverse weather events could result in disruption of our purchasing and/or distribution capabilities, interruption of our business that exceeds our insurance coverage, our inability to collect from customers and increased operating costs. Our business or results of operations may be adversely affected by these and other negative effects of hurricanes or other adverse weather events.

The failure of Red Man Distributors LLC to continue to be certified as a minority business enterprise could result in the loss of customers or volume which may have a material adverse effect on our business, results of operations and financial condition.

Our wholly owned subsidiary, McJunkin Red Man Corporation owns 49% of the outstanding equity interests in Red Man Distributors LLC (“RMD”), an Oklahoma limited liability company formed on November 1, 2007 for the purposes of distributing oil country tubular goods in North America as a certified minority supplier. RMD is currently certified by each of the Oklahoma Minority Supplier Development Council and the North Central Texas Regional Certification Agency as a minority business enterprise. If for any reason RMD ceases to be certified as a minority business enterprise, then customers who may derive advantages from purchasing products from RMD as a result of its status as a certified minority business enterprise could terminate their relationships with RMD or reduce their purchasing volume. The loss of a significant customer of RMD, or a significant decrease in a customer’s orders, may have a material adverse effect on our business, results of operations and financial condition.

We have a substantial amount of goodwill and other intangibles recorded on our balance sheet, partly because of our recent acquisitions and business combination transactions. The amortization of acquired assets will reduce our future reported earnings and, furthermore, if our goodwill or other intangible assets become impaired, we may be required to recognize charges that would reduce our income.

As of September 25, 2008, we had $1.8 billion of goodwill and other intangibles recorded on our balance sheet. A substantial portion of these intangible assets result from our use of purchase accounting in connection with the GS Acquisition, our acquisition of Midway-Tristate Corporation, and the Red Man Transaction. In accordance with the purchase accounting method, the excess of the cost of purchased assets over the fair value of such assets is assigned to intangible assets and is amortized over a period of time. The amortization expense associated with our intangible assets will have a negative effect on our future reported earnings. Many other companies, including many of our competitors, will not have the significant acquired intangible assets that we have because they have not participated in recent acquisitions and business combination transactions similar to ours. Thus, their reported earnings will not be as negatively affected by the amortization of intangible assets as our reported earnings will be.

Additionally, under U.S. generally accepted accounting principles, goodwill and certain other intangible assets are not amortized but must be reviewed for possible impairment annually, or more often in certain circumstances if events indicate that the asset values are not recoverable. Such reviews could result in an earnings charge for the impairment of goodwill, which would reduce our income and negatively affect our stock price even though there would be no impact on our underlying cash flow.

We face risks associated with conducting business in markets outside of North America.

Nigeria is currently the only country outside of North America in which we conduct business, though we are aware that our customers use our products outside of North America as well. In addition, we are evaluating the possibility of establishing distribution networks in certain other foreign countries, particularly in West Africa, the Middle East, Europe and South America. Though our revenue from business in developing countries is currently not significant, our business, results of operations and financial condition could be materially and adversely affected by changes in the developing countries in which we do business in the future or in which we expand our business, particularly those countries which have historically experienced a high degree of political and/or economic instability. Examples of risks inherent in such non-North American activities include changes in the political and economic conditions in the countries in which we operate, including civil uprisings and terrorist acts, unexpected changes in regulatory requirements, changes in tariffs, the adoption of foreign or domestic laws limiting exports to certain foreign countries, fluctuations in currency exchange rates and the value of the U.S. dollar, restrictions on repatriation of earnings, expropriation of property without fair compensation, governmental actions that result in the deprivation of contract or proprietary rights, the acceptance of business practices which are not consistent with or antithetical to prevailing business practices we are accustomed to in North America, and governmental sanctions. If we begin doing business in a foreign country in which we do not presently operate, we may also face difficulties in operations and diversion of management time in connection with establishing our business there.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and the corporate governance standards of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the New York Stock Exchange. These requirements may place a strain on our management, systems and resources. The Exchange Act will require that we file annual, quarterly and current reports with respect to our business and financial condition within specified time periods. The Sarbanes-Oxley Act will require that we maintain effective disclosure controls and procedures and internal control over financial reporting. Due to our limited operating history, our disclosure controls and procedures and internal controls may not meet all of the standards applicable to public companies subject to the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and the price of our common stock.

We also expect that it could be difficult and will be significantly more expensive to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by shareholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal control over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and will be required to comply with Section 404 in our annual report for the year ended December 31, 2009 (subject to any change in applicable SEC rules). Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable U.S. Securities and Exchange Commission, or SEC, and Public Company Accounting Oversight Board, or PCAOB, rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal control over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies in internal control over financial reporting that results in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the PCAOB. If we do not implement improvements to our disclosure controls and procedures or to our internal controls in a timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting pursuant to an audit of our internal control over financial reporting. This may subject us to adverse regulatory consequences or a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the price of our common stock. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and our stock price may be adversely affected.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” within the meaning of the New York Stock Exchange rules and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors.

Following this offering, we will rely on all of the exemptions listed above. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

We are a newly combined company with a limited combined operating history, and the financial statements presented in this prospectus may therefore not give you an accurate indication of what our future results of operations are likely to be.

The Red Man Transaction closed on October 31, 2007 and we have operated as a combined company only since that time. Our limited combined operating history may make it difficult to forecast our future operating results and financial condition. Because of the significance of the Red Man Transaction, the financial statements for periods prior to the transaction are not comparable with those after the transaction, and the lack of comparable data may make it difficult to evaluate our results of operations and future prospects. The only historical financial statements of our combined company included in this prospectus are audited financial statements for the eleven months ended December 31, 2007 (which includes McJunkin’s results for the full eleven-month period and Red Man’s results for only the two months following October 31, 2007) and unaudited financial statements for the nine months ended September 25, 2008. Pro forma financial information that assumes that the Red Man Transaction closed on January 1, 2007 as opposed to the actual closing date of October 31, 2007 is presented with respect to the twelve months ended December 31, 2007 and the nine months ended September 27, 2007. However, due to our limited combined operating history, these historical financial statements and the related pro forma information may not give you an accurate indication of what our actual results would have been if the combination had been completed at the beginning of the periods presented or of what our future results of operations and financial condition are likely to be. In addition, we acquired Midway-Tristate Corporation in April 2007, and we acquired the remaining approximate 49% minority voting interest in Midfield in July 2008, but our pro forma financial statements do not (and are not required to) give effect to either of these transactions.

Additionally, other historical financial statements reflecting the separate historical results of operations, financial position and cash flows of McJunkin and Red Man prior to the Red Man Transaction are also included in this prospectus. These financial statements reflect the results of operations, financial condition and cash flows of McJunkin and Red Man as stand-alone companies and thus they may not give you an accurate indication of what our combined results would have been if the Red Man Transaction had been completed at an earlier time or of what our future results of operations and financial condition are likely to be.

Risks Related to this Offering and our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common stock. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations among the Company, the selling stockholder and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you paid in this offering. The market price of our common stock may be influenced by many factors including:

•	fluctuations in oil and natural gas prices;

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•	announcements by us or our competitors of significant contracts or acquisitions or other business developments;

•	variations in quarterly results of operations;

•	loss of a large customer or supplier;

•	U.S. and international general economic conditions;

•	increased competition;

•	terrorist acts;

•	future sales of our common stock or the perception that such sales may occur; and

•	investor perceptions of us and the industries in which our products are used.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may significantly reduce the market price of our common stock, regardless of our operating performance.

Following the completion of this offering, certain affiliates of The Goldman Sachs Group, Inc. will continue to control us and may have conflicts of interest with other stockholders. Conflicts of interest may arise because affiliates of our principal stockholder have continuing agreements and business relationships with us.

Upon completion of this offering, certain affiliates of The Goldman Sachs Group, Inc. (the “Goldman Sachs Funds”) will control     % of our outstanding common stock, or     % if the underwriters exercise their option in full. As a result, the Goldman Sachs Funds will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. The Goldman Sachs Funds will also have sufficient voting power to amend our organizational documents.

Conflicts of interest may arise between our principal stockholder and us. Affiliates of our principal stockholder engage in transactions with our company. One affiliate of our principal stockholder, Goldman Sachs Credit Partners, L.P., is the joint lead arranger for our $1,375 million senior secured credit facilities and our $450 million term loan facility. See “Certain Relationships and Related Party Transactions”. Further, the Goldman Sachs Funds are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us and they may either directly, or through affiliates, also maintain business relationships with companies that may directly compete with us. In general, the Goldman Sachs Funds or their affiliates could pursue business interests or exercise their voting power as stockholders in ways that are detrimental to us but beneficial to themselves or to other companies in which they invest or with whom they have a material relationship. Conflicts of interest could also arise with respect to business opportunities that could be advantageous to the Goldman Sachs Funds and they may pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Under the terms of our amended and restated certificate of incorporation, the Goldman Sachs Funds will have no obligation to offer us corporate opportunities. See “Description of Our Capital Stock — Corporate Opportunities”.

As a result of these relationships, the interests of the Goldman Sachs Funds may not coincide with the interests of our company or other holders of our common stock. So long as the Goldman Sachs Funds continue to control a significant amount of the outstanding shares of our common stock, the Goldman Sachs Funds will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions. See “Certain Relationships and Related Party Transactions”.

We do not currently intend to pay dividends in the foreseeable future.

It is uncertain when, if ever, we will declare dividends to our stockholders. We do not currently intend to pay dividends in the foreseeable future. Our ability to pay dividends is constrained by our holding company structure under which we are dependent on payments by our subsidiaries. Additionally, we and our subsidiaries are parties to credit agreements which restrict our ability and their ability to pay dividends. See “Dividend Policy” and “Description of our Indebtedness”. You should not rely on an investment in us if you require dividend income. In the foreseeable future, the only possible return on an investment in us would come from an appreciation of our common stock and there can be no assurance that our common stock will appreciate after this offering.

Shares eligible for future sale may cause the price of our common stock to decline.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our amended and restated certificate of incorporation, we are authorized to issue up to 800 million shares of common stock, of which 155,898,086 shares of common stock (excluding 282,771 shares of non-vested restricted stock) are currently outstanding. Of these shares, the           shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates”, as that term is defined in Rule 144 under the Securities Act. Our principal stockholder, directors and executive officers, who collectively beneficially own           shares, will enter into lock-up agreements, pursuant to which they will agree, subject to certain exceptions, not to sell or transfer, directly or indirectly, any shares of our common stock for a period of 180 days from the date of this prospectus, subject to extension in certain circumstances. Upon the expiration of these lock-up agreements, all of these shares of common stock will be tradable subject to limitations imposed by Rule 144 under the Securities Act. See “Shares Eligible for Future Sale”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include, among others, statements about our business strategy, our industry, our future profitability, and the costs of operating as a public company. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors”, that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

•	decreases in oil and gas prices;

•	decreases in oil and gas industry expenditure levels, which may result from decreased oil and natural gas prices or other factors;

•	increased usage of alternative fuels, which may negatively affect oil and gas industry expenditure levels;

•	U.S. and international general economic conditions;

•	our ability to compete successfully with other companies in our industry;

•	the risk that manufacturers of our products will sell a substantial amount of goods directly to end users in the markets that we serve;

•	unexpected supply shortages;

•	cost increases by our suppliers;

•	our lack of long-term contracts with most of our suppliers;

•	increases in customer, manufacturer and distributor inventory levels;

•	price reductions by suppliers of products sold by us, which could cause the value of our inventory to decline;

•	decreases in steel prices, which could significantly lower our profit;

•	increases in steel prices, which we may be unable to pass along to our customers, which could significantly lower our profit;

•	our lack of long-term contracts with many of our customers and our lack of contracts with customers that require minimum purchase volumes;

•	changes in our customer and product mix;

•	the potential adverse effects associated with integrating Red Man into our business and whether the Red Man Transaction will yield its intended benefits;

•	ability to integrate acquired companies into our business;

•	the success of our acquisition strategies;

•	our significant indebtedness;

•	the dependence on our subsidiaries for cash to meet our debt obligations;

•	changes in our credit profile;

•	a decline in demand for certain of our products if import restrictions on these products are lifted;

•	environmental, health and safety laws and regulations;

•	the sufficiency of our insurance policies to cover losses, including liabilities arising from litigation;

•	product liability claims against us;

•	pending or future asbestos-related claims against us;

•	the potential loss of key personnel;

•	interruption in the proper functioning of our information systems or failure to timely and properly complete our current information systems integration project;

•	loss of third-party transportation providers;

•	potential inability to obtain necessary capital;

•	risks related to hurricanes and other adverse weather events;

•	the failure of Red Man Distributors LLC to continue to be certified as a minority business enterprise;

•	impairment of our goodwill or other intangible assets;

•	adverse changes in political or economic conditions in the countries in which we operate;

•	potential increases in costs and distraction of management resulting from the requirements of being a public company;

•	risks relating to evaluations of internal controls required by Section 404 of the Sarbanes-Oxley Act;

•	the operation of our company as a “controlled company”; and

•	our limited operating history as a combined company.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by PVF Holdings LLC, the selling stockholder. PVF Holdings LLC intends to distribute the net proceeds of this offering, after giving effect to the underwriting discount, to its members, which include certain members of our board of directors and senior management team and various of their affiliates. See “Principal and Selling Stockholders”.

Additionally, affiliates of Goldman, Sachs & Co. own a majority interest in PVF Holdings LLC. Accordingly, such affiliates will receive a significant portion of the proceeds from this offering. See “Underwriting”.

DIVIDEND POLICY

Following the completion of this offering, we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings from our business, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors that the board deems relevant. In addition, the covenants contained in our subsidiaries’ credit facilities limit the ability of our subsidiaries to pay dividends to us, which limits our ability to pay dividends to our stockholders. Our ability to pay dividends is also limited by the covenants contained in our $450 million term loan facility, and our ability to pay dividends may be further limited by covenants contained in the instruments governing future indebtedness that we or our subsidiaries may incur in the future. See “Description of Our Indebtedness”.

On May 21, 2008, our board of directors approved a dividend of $475 million to our stockholders, of which $474,096,204 was distributed to PVF Holdings LLC and $903,796 was held by us in accordance with the terms of our restricted stock award agreements with holders of our restricted stock. PVF Holdings LLC distributed its share of the proceeds of the dividend to its members, including certain members of our board of directors and management team, in accordance with the terms and conditions of the Limited Liability Company Agreement of PVF Holdings LLC. See “Certain Relationships and Related Party Transactions — Transactions with the Goldman Sachs Funds — May 2008 Dividend”. For a list of our executive officers and directors who received proceeds of this dividend and the amount of proceeds that each received, see the table in “Certain Relationships and Related Party Transactions — Transactions with Executive Officers and Directors — May 2008 Dividend” on page 155. This dividend is not indicative of future dividends we may pay to our stockholders.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 25, 2008:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the payment of expenses in connection with this offering.

You should read this table in conjunction with “Pro Forma Consolidated Financial Statements”, “Selected Historical Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	September 25, 2008
	Actual	As Adjusted(1)
	(in millions)

Cash and cash equivalents	$11.9	$11.9

Debt (including current portion):
Senior secured revolving credit facility(2)	349.5	507.4
Senior secured term loan facility	566.4	566.4
Junior term loan facility	450.0	450.0
Midfield revolving credit facility(3)	70.9	70.9
Midfield term loan facility	9.6	9.6
Midfield notes payable	0.1	0.1

Total debt	1,446.5	1,604.4

Minority interest in subsidiaries	0.8	0.8
Stockholders’ equity:
Common stock, $0.01 par value per share; 800,000,000 shares authorized, 155,682,364 shares issued and outstanding(4)	1.6	1.6
Preferred stock, $0.01 par value per share; 150,000,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital	1,208.1	1,208.1
Retained earnings	(259.9)	(265.3)
Other comprehensive loss	(16.5)	(16.5)

Total stockholders’ equity	933.3	927.9

Total capitalization	$2,380.6	$2,533.1

(1)	The as adjusted column reflects $152.5 million in drawings under our revolving credit facility used to finance the acquisition of LaBarge on October 9, 2008 and $5.4 million in drawings under our revolving credit facility for purposes of paying expenses in connection with this offering.

(2)	As of September 25, 2008, we had outstanding $349.5 million of borrowings and availability of $345.7 million under our senior secured revolving credit facility. During October 2008, we upsized our revolving credit facility from $700 million to $800 million and obtained a commitment from an additional lender for $100 million effective January 2, 2009, which would upsize our revolving credit facility to $900 million as of January 2, 2009.

(3)	As of September 25, 2008, we had outstanding $70.9 million of borrowings and availability of $49.2 million under the Midfield revolving credit facility.

(4)	The number of shares of common stock outstanding on an actual and as adjusted basis as of September 25, 2008:

•	excludes 3,596,851 shares of common stock issuable upon the exercise of stock options granted to certain of our employees pursuant to the McJ Holding Corporation 2007 Stock Option Plan; and

•	excludes 282,771 shares of non-vested restricted stock awarded to certain of our employees and directors pursuant to the McJ Holding Corporation 2007 Restricted Stock Plan.

DILUTION

Our pro forma net tangible book value per share as of September 25, 2008, before giving effect to this offering, was approximately $(5.33). After giving effect to this offering, our pro forma net tangible book value per share as of September 25, 2008 would have been $(5.36) (due to the costs and expenses incurred by our company in connection with this offering). Pro forma net tangible book value per share represents the amount of tangible assets less total liabilities divided by the pro forma number of shares of common stock outstanding (giving effect to the 500 for 1 split of our common stock which occurred on October 16, 2008). There will be no increase in our pro forma net tangible book value per share on account of this offering because we will not receive any proceeds from the sale of shares in this offering. Purchasers of shares in this offering will not incur substantial dilution because our pro forma net tangible book value per share will not be significantly affected by this offering, other than as a result of offering-related costs and expenses.

The following table sets forth as of September 25, 2008 the number of shares of common stock purchased from us or to be purchased from the selling stockholder, total consideration paid or to be paid and the average price per share paid by our existing stockholders and by new investors, on a pro forma basis to give effect to the 500 for 1 split of our common stock which occurred on October 16, 2008:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders(1)			%	$		%	$
New investors(2)(3)

Total			%	$		%	$

(1)	Total consideration and average price per share paid by the existing stockholders give effect to the $475 million distribution made to the existing stockholders in May 2008 using proceeds from our senior secured revolving credit facility and junior term loan facility. If the table were adjusted to not give effect to these payments, existing stockholders’ total consideration for their shares would be $ with an average share price of $ .

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by $ million, assuming the number of shares offered by the selling stockholder, as set forth on the cover page of the prospectus, remains the same.

(3)	If the underwriters exercise their option to purchase shares from the selling stockholder in full, then new investors would purchase shares, or approximately % of shares outstanding, and the total consideration paid by new investors would increase to $ , or % of the total consideration paid (based on the midpoint of the range set forth on the cover page of this prospectus).

As of September 25, 2008, there were options outstanding to purchase shares of our common stock, with exercise prices ranging from $      to $      per share and a weighted average exercise price of $      per share (after taking into account the 500 for 1 split of our common stock which occurred on October 16, 2008). Also, as of September 25, 2008, there were 282,771 shares of unvested restricted stock outstanding (after giving effect to the stock split). The tables and calculations above assume that those options have not been exercised and the restricted stock has not vested. If these options were exercised at the weighted average exercise price and the restricted stock was fully vested, the additional dilution per share to new investors would be $     .

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

On January 31, 2007, McJunkin Red Man Holding Corporation, an affiliate of The Goldman Sachs Group, Inc., acquired a majority of the equity of the entity now known as McJunkin Red Man Corporation (then known as McJunkin Corporation) (the “GS Acquisition”). In this prospectus, the term “Predecessor” refers to McJunkin Corporation and its subsidiaries prior to January 31, 2007 and the term “Successor” refers to the entity now known as McJunkin Red Man Holding Corporation and its subsidiaries on and after January 31, 2007. As a result of the change in McJunkin Corporation’s basis of accounting in connection with the GS Acquisition, Predecessor’s financial statement data for the one month ended January 30, 2007 and earlier periods is not comparable to Successor’s financial data for the eleven months ended December 31, 2007 and subsequent periods.

McJunkin Corporation completed a business combination transaction with Red Man Pipe & Supply Co. (the “Red Man Transaction”) on October 31, 2007. At that time McJunkin Corporation was renamed McJunkin Red Man Corporation. Operating results for the eleven-month period ended December 31, 2007 include the results of McJunkin Red Man Holding Corporation for the full period and the results of Red Man Pipe & Supply Co. (“Red Man”) for the two months after the business combination on October 31, 2007. Accordingly, our results for the 11 months ended December 31, 2007 are not comparable to McJunkin’s results for the years ended December 31, 2006 and 2005.

The selected consolidated financial information presented below under the captions Statement of Operations Data and Other Financial Data for the one month ended January 30, 2007 (Predecessor) and the eleven months ended December 31, 2007, and the selected consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2007, have been derived from the consolidated financial statements of McJunkin Red Man Holding Corporation included elsewhere in this prospectus that have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected consolidated financial information presented below as of and for the years ended December 31, 2005 and 2006 has been derived from the consolidated financial statements of our Predecessor, McJunkin Corporation, included elsewhere in this prospectus that have been audited by Schneider Downs & Co., Inc., independent registered public accounting firm. The selected consolidated financial information presented below as of and for the years ended December 31, 2003 and 2004 has been derived from the audited consolidated financial statements of our predecessor, McJunkin Corporation, that are not included in this prospectus.

The selected unaudited interim consolidated financial information presented below under the captions Statement of Operations Data and Other Financial Data for the nine months ended September 25, 2008 and the eight months ended September 27, 2007, and the selected unaudited consolidated financial information presented below under the caption Balance Sheet Data as of September 25, 2008, have been derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. In the opinion of management, the interim data reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of results for these periods. Operating results for the nine months ended September 25, 2008 include the results of McJunkin Corporation and Red Man for the full period. Operating results for the eight-month period ending September 27, 2007 do not reflect the operating results of Red Man, as the Red Man Transaction did not occur until October 31, 2007. Accordingly, the results for the nine months ended September 25, 2008 are not comparable to the results for the eight months ended September 27, 2007. In addition, operating results for the nine-month period ended September 25, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008.

The purchase price allocation for the GS Acquisition has been finalized. The purchase price allocation for the Red Man Transaction was finalized as of October 31, 2008 and will be reflected in our financial statements for the year ended December 31, 2008. The purchase price has been finalized for both the GS Acquisition and the Red Man Transaction and the consideration for such transactions will not increase.

The selected historical consolidated financial data presented below has been derived from financial statements that have been prepared using United States generally accepted accounting principles, or GAAP. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor	Successor
	One Month	Eight Months	Nine Months
	Ended	Ended	Ended
	January 30, 2007	September 27, 2007	September 25, 2008
		(Unaudited)	(Unaudited)
	(In millions, except per share and share data)
Statement of Operations Data:
Sales	$142.5	$1,306.8	$3,676.2
Costs and expenses
Cost of sales (exclusive of depreciation and amortization shown separately below)	114.6	1,060.7	2,986.7
Selling, general and administrative expenses	14.6	127.1	319.7
Depreciation and amortization	0.3	2.9	8.1
Amortization of intangibles	—	7.6	24.2
Profit sharing	1.3	9.1	19.3
Stock-based compensation	—	2.1	7.0

Total costs and expenses	130.8	1,209.5	3,365.0

Operating income	11.7	97.3	311.2
Other income (expense)
Interest expense	(0.1)	(39.4)	(57.8)
Minority interests	(0.4)	—	0.3
Other, net	—	(0.7)	0.2

Total other income (expense)	(0.5)	(40.1)	(57.3)

Income before income taxes	11.2	57.2	253.9
Income tax expense	4.6	23.0	96.0

Net income	$6.6	$34.2	$157.9

Earnings per share, basic	$376.70	$0.67	$1.02
Earnings per share, diluted	376.70	$0.67	$1.02
Weighted average shares, basic	17,510	51,296,777	155,068,285
Weighted average shares, diluted	17,510	51,461,777	155,369,785
Dividends per common share	$—	$—	$3.05

Balance Sheet Data:
Cash and cash equivalents	$2.0	$10.1	$11.9
Working capital	211.1	302.9	855.7
Total assets	474.2	2,925.0	3,570.1
Total debt, including current portion	4.8	868.4	1,446.5
Minority interest in subsidiaries	16.0	61.0	0.8
Stockholders’ equity	245.2	1,210.0	933.3

Other Financial Data:
Net cash provided by (used in) operating activities	$6.6	$38.0	$16.7
Net cash provided by (used in) investing activities	(0.2)	(932.9)	(120.9)
Net cash provided by (used in) financing activities	(8.3)	900.5	106.3

	Predecessor					Successor
	Year	Year	Year	Year	One Month	11 Months
	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	January 30,	December 31,
	2003	2004	2005	2006	2007	2007
	(In millions, except as otherwise indicated)

Statement of Operations Data:
Sales	$798.2	$1,081.2	$1,445.8	$1,713.7	$142.5	$2,124.9
Costs and expenses
Cost of sales (exclusive of depreciation and amortization shown separately below)	644.5	867.6	1,177.1	1,394.3	114.6	1,734.6
Selling, general and administrative expenses	118.7	140.5	155.7	173.9	14.6	201.9
Depreciation and amortization	4.3	3.9	3.7	3.9	0.3	5.4
Amortization of intangibles	0.5	0.5	0.3	0.3	—	10.5
Profit sharing	5.1	11.5	13.1	15.1	1.3	13.2
Stock-based compensation	—	—	—	—	—	2.9

Total costs and expenses	773.1	1,024.0	1,349.9	1,587.5	130.8	1,968.5

Operating income	25.1	57.2	95.9	126.2	11.7	156.4
Other income (expense)
Interest expense	(2.5)	(2.5)	(2.7)	(2.8)	(0.1)	(61.7)
Minority interests	(0.6)	(1.9)	(2.8)	(4.1)	(0.4)	(0.1)
Other, net	(0.9)	(0.1)	(1.3)	(1.4)	—	(1.1)

Total other income (expense)	(4.0)	(4.5)	(6.8)	(8.3)	(0.5)	(62.9)

Income before income taxes	21.1	52.7	89.1	117.9	11.2	93.5
Income tax expense	8.9	21.3	36.6	48.3	4.6	36.6

Net income	$12.2	$31.4	$52.5	$69.6	$6.6	$56.9

Earnings per share — Class A, basic	$2,994.24	$2,960.24	$2,952.12	$3,972.08	$376.70	—
Earnings per share — Class A, diluted	$2,994.24	$2,960.24	$2,952.12	$3,972.08	$376.70	—
Weighted average shares — Class A, basic	16,940	16,940	16,940	16,940	16,940	—
Weighted average shares — Class A, diluted	16,940	16,940	16,940	16,940	16,940	—
Earnings per share — Class B, basic	$3,190.49	$4,200.98	$4,442.12	$4,012.08	$376.70	—
Earnings per share — Class B, diluted	$3,190.49	$4,200.98	$4,442.12	$4,012.08	$376.70	—
Weighted average shares — Class B, basic	570	570	570	570	570	—
Weighted average shares — Class B, diluted	570	570	570	570	570	—
Earnings per share, basic	—	—	—	—	—	$0.82
Earnings per share, diluted	—	—	—	—	—	$0.82
Weighted average shares, basic	—	—	—	—	—	69,325,299
Weighted average shares, diluted	—	—	—	—	—	69,461,299
Dividends per common share, Class A	$975	$6,200	$1,490	$40	$—	$—
Dividends per common share, Class B	$1,950	$12,400	$2,980	$80	$—	$—

Balance Sheet Data:
Cash and cash equivalents	$6.3	$10.4	$5.9	$3.7	$2.0	$10.1
Working capital	112.3	115.6	129.0	212.3	211.1	673.7
Total assets	265.3	323.9	434.0	481.0	474.2	2,925.0
Total debt, including current portion	24.7	14.2	3.1	13.0	4.8	868.4
Minority interest in subsidiaries	6.8	8.7	11.5	15.6	16.0	100.7
Stockholders’ equity	120.9	132.3	168.8	242.6	245.2	1,210.0

	Predecessor					Successor
	Year	Year	Year	Year	One Month	11 Months
	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	January 30,	December 31,
	2003	2004	2005	2006	2007	2007
	(In millions, except as otherwise indicated)

Other Financial Data:
Net cash provided by operating activities	$25.1	$32.3	$30.4	$18.4	$6.6	$110.2
Net cash (used in) investing activities	(8.5)	(1.4)	(6.7)	(3.3)	(0.2)	(1,788.9)
Net cash (used in) provided by financing activities	(15.5)	(26.8)	(21.1)	(17.2)	(8.3)	1,687.2

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

On January 31, 2007, McJunkin Red Man Holding Corporation, an affiliate of The Goldman Sachs Group, Inc., acquired a majority of the equity of McJunkin Red Man Corporation (then known as McJunkin Corporation) (the “GS Acquisition”). In connection with the GS Acquisition, McJunkin Corporation entered into a $575 million term loan facility on January 31, 2007. On October 31, 2007, McJunkin Corporation completed a business combination transaction with Red Man Pipe & Supply Co. (the “Red Man Transaction”). At that time McJunkin Corporation was renamed McJunkin Red Man Corporation. McJunkin Red Man Corporation entered into a $650 million revolving credit facility on October 31, 2007 in connection with the Red Man Transaction. This revolving credit facility was upsized to $700 million on June 10, 2008, to $750 million on October 3, 2008, and to $800 million on October 16, 2008.

The unaudited pro forma consolidated income statement of McJunkin Red Man Holding Corporation for the twelve months ended December 31, 2007 has been derived from (1) the audited consolidated statement of income of McJunkin Corporation for the one month ended January 30, 2007 (before the GS Acquisition), (2) the audited consolidated statement of income of McJunkin Red Man Holding Corporation for the eleven months ended December 31, 2007 (which includes the results of McJunkin for 11 months and the results of Red Man for the two months ended December 31, 2007), and (3) the audited statement of operations of Red Man Pipe & Supply Co. for the twelve months ended October 31, 2007. The unaudited pro forma consolidated income statement of McJunkin Red Man Holding Corporation for the twelve months ended December 31, 2007 has been adjusted to exclude the results of Red Man for the two months ended December 31, 2007 and to give pro forma effect to (1) the GS Acquisition and the Red Man Transaction as if each such transaction had occurred on January 1, 2007, and (2) our entering into our $575 million term loan facility and our $800 million revolving credit facility, as if we had entered into these facilities on January 1, 2007.

The unaudited pro forma consolidated income statement of McJunkin Red Man Holding Corporation for the nine months ended September 27, 2007 has been derived from (1) the audited consolidated statement of income of McJunkin Corporation for the one month ended January 30, 2007 (before the GS Acquisition), (2) the unaudited consolidated statement of income of McJunkin Red Man Holding Corporation for the eight months ended September 27, 2007 (before the Red Man Transaction), and (3) the unaudited consolidated statement of operations of Red Man Pipe & Supply Co. for the nine months ended July 31, 2007. The unaudited pro forma consolidated income statement of McJunkin Red Man Holding Corporation for the nine months ended September 27, 2007 has been adjusted to give pro forma effect to (1) the GS Acquisition and the Red Man Transaction as if each such transaction had occurred on January 1, 2007, and (2) our entering into our $575 million term loan facility and our $800 million revolving credit facility, as if we had entered into these facilities on January 1, 2007.

The purchase price allocation for the GS Acquisition has been finalized. The purchase price allocation for the Red Man Transaction was finalized as of October 31, 2008 and will be reflected in our financial statements for the year ended December 31, 2008. The purchase price has been finalized for both the GS Acquisition and the Red Man Transaction and the consideration for such transactions will not increase.

The unaudited pro forma consolidated financial statements do not give effect to our acquisition of Midway-Tristate Corporation (“Midway”) on April 30, 2007 and therefore do not include Midway’s results for the four months ended April 30, 2007 nor do they give pro forma effect to Midway as if the acquisition had occurred on January 1, 2007. Midway was not a “significant” acquisition within the meaning of Rule 3-05 of Regulation S-X. The unaudited pro forma income statements also do not give effect to our purchase of the approximate 49% minority voting interest in Midfield, one of our subsidiaries, on July 31, 2008. Red Man originally acquired 51% of Midfield in 2005 and the purchase of the remaining 49% in July 2008 was not a “significant” acquisition within the meaning of Rule 3-05 of Regulation S-K. The assets and liabilities of Midfield are included in the audited consolidated financial statements of MRC at December 31, 2007.

The unaudited pro forma consolidated financial statements are provided for informational purposes only and do not purport to represent or be indicative of the results that actually would have been obtained had the transactions described above occurred on January 1, 2007 and are not intended to project our consolidated financial position or results of operations for any future period. The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. The pro forma adjustments and certain assumptions are described in the accompanying notes. Other information included under this heading has been presented to provide additional analysis. We will expense the costs of this offering.

The unaudited pro forma consolidated financial statements below should be read in conjunction with the historical financial statements, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

PRO FORMA INCOME STATEMENT FOR THE NINE MONTHS ENDED SEPTEMBER 27, 2007

		McJunkin
	McJunkin	Red Man	Red Man			Pro Forma
	One Month	Eight Months	Nine Months			Combined Nine
	Ended	Ended	Ended			Months Ended
	January 30,	September 27,	July 31,	Pro Forma		September 27,
	2007	2007	2007	Adjustments		2007
		(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
	(In millions)
Sales	$142.5	$1,306.8	$1,410.9			$2,860.2
Costs and expenses
Cost of sales (exclusive of depreciation and amortization shown separately below)	114.6	1,060.7	1,174.3			2,349.6
Selling, general and administrative expenses	14.6	127.1	117.8			259.5
Depreciation and amortization	0.3	2.9	3.7	(0.4	)(a)	6.5
Amortization of intangibles	—	7.6	2.5	11.4	(b)	21.5
Profit sharing	1.3	9.1	5.2			15.6
Stock-based compensation	—	2.1	1.6	0.6	(c)	4.3

Total costs and expenses	130.8	1,209.5	1,305.1	11.6		2,657.0

Operating income	11.7	97.3	105.8	(11.6)		203.2
Other income (expense)
Interest expense	(0.1)	(39.4)	(13.8)	3.9	(d)	(49.4)
Minority interest	(0.4)	—	(0.1)	0.4	(e)	(0.1)
Other, net	—	(0.7)	(3.1)			(3.8)

Total other income (expense)	(0.5)	(40.1)	(17.0)	4.3		(53.3)

Income before income taxes	11.2	57.2	88.8	(7.3)		149.9
Income tax expense	4.6	23.0	36.2	(7.5	)(f)	56.2

Net income	$6.6	$34.2	$52.6	$0.2		$93.7

Earnings per share, basic	$376.70	$0.67	$295.51	—		—
Earnings per share, diluted	376.70	$0.67	295.51	—		—
Weighted average shares, basic	17,510	51,296,777	178,000	—		—
Weighted average shares, diluted	17,510	51,461,777	178,000	—		—
Pro forma earnings per share, basic	—	—	—	—		$1.82
Pro forma earnings per share, diluted	—	—	—	—		$1.82
Pro forma weighted average shares, basic(g)	—	—	—	—		51,296,777
Pro forma weighted average shares, diluted(g)	—	—	—	—		51,461,777

(a)	Reflects the decrease in depreciation resulting from the revaluation of our property, plant and equipment in connection with the GS Acquisition and the Red Man Transaction, as if these transactions had each occurred on January 1, 2007. All significant assets that were acquired in each of these transactions were revalued to their estimated fair value. The pro forma adjustment was determined by dividing the fair value of each asset over the newly determined life of the respective asset as determined as of the date of the transactions. This methodology assumes that a valuation completed as of January 1, 2007 would have yielded a similar result. Utilizing this asset-by-asset approach, we determined that nine months of depreciation for the assets acquired in the GS Acquisition would have equated to $2.8 million, and nine months of depreciation for the assets acquired in the Red Man Transaction would have equated to $3.7 million. Therefore, the pro forma adjustment includes a $0.4 million decrease in depreciation in connection with the revaluation of property, plant and equipment acquired in the GS Acquisition, and a $0.1 million decrease in depreciation in connection with the revaluation of property, plant and equipment acquired in the Red Man Transaction, for an adjustment of $0.4 million overall.

Fair Value of Fixed Assets Acquired in the GS Acquisition
Asset Description	Fair Value	Average Life	Nine Mos. Expense
	(in millions)	(in years)	(in millions)

Land	$6.0		$0.2
Buildings and Improvements	13.0	40	2.1
Machinery, shop equipment, and vehicles	15.9	6	0.5
Furniture, fixtures, and office equipment	2.7	4

Total Depreciation			$2.8

Fair Value of Fixed Assets Acquired in the Red Man Transaction
Asset Description	Fair Value	Average Life	Nine Mos. Expense
	(in millions)	(in years)	(in millions)

Land	$8.6		$
Buildings	15.0	40	0.3
Building Improvements	2.7	7	0.2
Machinery, shop equipment, and vehicles	17.2	6	2.1
Furniture, fixtures, and office equipment	7.1	5	1.1

Total Depreciation			$3.7

(b)	Reflects the increase in amortization of intangibles in connection with the GS Acquisition and the Red Man Transaction, as if these transactions had each occurred on January 1, 2007. In accordance with the purchase accounting method, the fair value of certain identifiable assets is amortized over the asset’s estimated life. The pro forma adjustment was determined by dividing the fair value of the intangible asset over the estimated life of the asset. This methodology assumes that a valuation completed as of January 1, 2007 would have yielded a similar result. Using straight line amortization, we determined that the nine month amortization expense for the assets related to the GS Acquisition is $8.0 million, and the nine month amortization expense for the assets related to the Red Man Transaction is $13.4 million. Therefore the pro forma adjustment includes a $0.5 million increase in the amortization of intangibles in connection with the assets acquired in the GS Acquisition, and a $10.9 million increase in amortization of intangibles in connection with the assets acquired in the Red Man Transaction, for an adjustment of $11.4 million overall.

GS Acquisition Related Amortizable Intangibles
Intangible	Value	Estimated Life	Nine Mos. Expense
	(in millions)	(in years)	(in millions)

Sales Order Backlog	$1.6	1	$1.2
Customer Base	356.0	40	6.7
Non Compete Agreements	0.9	5	0.1

Total Amortization			$8.0

Red Man Transaction Related Amortizable Intangibles
Intangible	Value	Estimated Life	Nine Mos. Expense
	(in millions)	(in years)	(in millions)

Sales Order Backlog	$2.0	1	$1.5
Customer Base - Red Man	228.9	17	10.1
Customer Base - Midfield	31.3	13	1.8

Total Amortization			$13.4

(c)	Reflects compensation expense relating to the equity awards granted to certain employees in connection with the GS Acquisition and the Red Man Transaction, as if each had occurred on January 1, 2007. This adjustment was calculated based on the actual expense recorded in September 2008, because this would have reflected nine months of stock-based compensation expense using the aforementioned assumptions. Any forfeitures would have been immaterial in determining this adjustment.

The Company’s total stock-based compensation expense recorded for the nine months ended September 25, 2008 was $4.3 million, consisting of compensation expense related to stock options and restricted stock of $1.0 million, compensation expense related to restricted stock of $0.2 million, compensation expense related to restricted common units of PVF Holdings LLC of $0.8 million, and compensation expense related to profits units of PVF Holdings LLC of $2.3 million. See Note 10 to the Company’s Consolidated Financial Statements for the nine months ended September 25, 2008 for significant assumptions used in the computation of stock based compensation. The Company calculated the pro forma adjustment for stock-based compensation expense by assuming that the total stock-based compensation expense for the pro forma combined nine months ended September 27, 2007 would have been the same as the compensation expense actually recorded for the nine months ended September 25, 2008 less $2.0 million for the acceleration of the vesting of the profits units issued to Craig Ketchum and H.B. Wehrle, III. Therefore, the pro forma adjustment of $0.6 million is derived by subtracting the stock-based compensation expense for McJunkin Red Man for the eight months ended September 27, 2007 ($2.1 million), along with the stock-based compensation expense for Red Man for the nine months ended July 31, 2007

($1.6 million), from the actual stock-based compensation expense for the nine months ended September 25, 2008 of $4.3 million (which is the assumed stock-based compensation expense for the pro forma combined nine-month period ending September 27, 2007).

(d)	Reflects the interest expense for (1) interest resulting from our entering into our $575 million term loan facility and the $800 million revolving credit facility, as if we entered into these facilities on January 1, 2007, (2) interest resulting from debt of $71.6 million assumed in conjunction with the Red Man Transaction which includes $25.7 million of shareholder loans included in liability to shareholders in the purchase price allocation, and (3) amortization of the related deferred financing costs. To calculate interest expense, an average interest rate of 7.11% based on LIBOR was multiplied by an average annual debt balance of $874 million. The total annual interest expense based on the assumptions described is $65.9 million, and the total for nine months would be $49.4 million. The total adjustment to the pro forma financials for interest expense is a decrease of $4.2 million. Deferred financing fees for both the GS Acquisition and the Red Man Transaction were recorded at the closing dates, and the pro forma adjustment assumes that both transactions occurred as of January 1, 2007. The deferred financing fees for the GS Acquisition were $15.5 million and the deferred financing fees for the Red Man Transaction were $7.7 million. These fees are amortized using the straight line amortization method over 74 months. Therefore, the nine month amortization expense related to the deferred financing fees for nine months is $2.8 million. The total adjustment to the pro forma financials for deferred financing fees is an increase of $0.3 million. Actual interest expense may be higher or lower depending upon fluctuations in interest rates. A 1/8% change in interest rates would have resulted in a $0.8 million change in interest expense for the nine-month period. No pro forma adjustment has been made to reflect the increase in interest expense that would have resulted had we entered into our $450 million junior term loan facility at any time during the nine-month period because our entry into the $450 million junior term loan facility was not related to funding the Red Man Transaction or the GS Acquisition.

(e)	Reflects elimination of our minority interest related to McJunkin Appalachian Oilfield Supply Company in connection with the GS Acquisition on January 31, 2007 as if we acquired the minority interest on January 1, 2007.

(f)	Reflects the reduction in income tax expense as a result of (1) the pro forma adjustments described above, which resulted in a lower amount of pre-tax income, and (2) the lower effective income tax rate applicable to our combined company, which is lower than the historical income tax rates applicable to McJunkin and Red Man separately, as if our combined company’s current income tax rate was in effect from January 1, 2007 onward. The tax rate assumed in this calculation was 37.5%. The total adjustment necessary was calculated by multiplying this rate with the total adjusted pre-tax income. The adjustment needed is the difference between this calculated rate and the tax recorded in the respective financial statements.

(g)	We provide below a reconciliation between the weighted average basic shares and the weighted average dilutive shares used in computing basic and diluted earnings per share:

Weighted average basic shares	51,296,777
Effect of dilutive securities	165,000

Weighted average dilutive shares	51,461,777

Stock options are disregarded in the calculation of earnings per share if they are determined to be anti-dilutive. At September 27, 2007, the company’s anti-dilutive stock options totaled 0.5 million.

PRO FORMA INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2007

		McJunkin		Red Man
	McJunkin	Red Man	Red Man	Adjustments			Pro Forma
							Combined
		Eleven	Twelve				Twelve
	One Month	Months	Months	Two Months			Months
	Ended	Ended	Ended	Ended			Ended
	January 30,	December 31,	October 31,	December 31,	Pro Forma		December 31,
	2007	2007	2007	2007*	Adjustments		2007
				(Unaudited)	(Unaudited)		(Unaudited)
	(In millions)
Sales	$142.5	$2,124.9	$1,982.0	$(296.7)			$3,952.7
Costs and expenses
Cost of sales (exclusive of depreciation and amortization shown separately below)	114.6	1,734.6	1,632.3	(252.3)			3,229.2
Selling, general and administrative expenses	14.6	201.9	176.9	(27.7)			365.7
Depreciation and amortization	0.3	5.4	6.0	(1.1)	(2.0	)(a)	8.6
Amortization of intangibles	—	10.5	3.7		14.4	(b)	28.6
Profit sharing	1.3	13.2		(1.0)			13.5
Stock-based compensation	—	2.9			2.8	(c)	5.7

Total costs and expenses	130.8	1,968.5	1,818.9	(282.1)	15.2		3,651.3

Operating income	11.7	156.4	163.1	(14.6)	(15.2)		301.4
Other income (expense)
Interest expense	(0.1)	(61.7)	(20.6)	7.3	9.2	(d)	(65.9)
Minority interests	(0.4)	(0.1)	—	0.1	0.4	(e)	0.0
Other, net	—	(1.1)	(2.7)	(0.1)			(3.9)

Total other income (expense)	(0.5)	(62.9)	(23.3)	7.3	9.6		(69.8)

Income before income taxes	11.2	93.5	139.8	(7.3)	(5.6)		231.6
Income tax expense	4.6	36.6	57.6	(2.4)	(9.6	)(f)	86.8

Net income	$6.6	$56.9	$82.2	$(4.9)	$4.0		$144.8

Earnings per share, basic	$376.70	$0.82	$461.70	—	—		—
Earnings per share, diluted	376.70	0.82	$461.70	—	—		—
Weighted average shares, basic	17,510	69,325,299	178,000	—	—		—
Weighted average shares, diluted	17,510	69,461,299	178,000	—	—		—
Pro forma earnings per share, basic	—	—	—	—	—		$2.13
Pro forma earnings per share, diluted	—	—	—	—	—		$2.13
Pro forma weighted average shares, basic(g)	—	—	—	—	—		69,325,299
Pro forma weighted average shares, diluted(g)	—	—	—	—	—		69,461,299

*	Represents actual amounts recorded by Red Man during the period; no transaction-related costs have been reversed.

(a)	Reflects the decrease in depreciation resulting from the revaluation of our property, plant and equipment in connection with the GS Acquisition and the Red Man Transaction, as if these transactions had each occurred on January 1, 2007. All significant assets that were acquired in each of these transactions were revalued to their estimated fair value. The pro forma adjustment was determined by dividing the fair value of each asset over the newly determined life of the respective asset as determined as of the date of the transactions. This methodology assumes that a valuation completed as of January 1, 2007 would have yielded a similar result. Utilizing this asset-by-asset approach, we determined that a full year of depreciation for the assets acquired in the GS Acquisition would have equated to $3.7 million, and the full year of depreciation for the assets acquired in the Red Man Transaction would have equated to $4.9 million. Therefore, the pro forma adjustment includes a $2 million decrease in depreciation in connection with the revaluation of property, plant and equipment acquired in the GS Acquisition, and a $0.01 million decrease in depreciation in connection with the revaluation of property, plant and equipment acquired in the Red Man Transaction, for an adjustment of $2.0 million overall.

Fair Value of Fixed Assets Acquired in the GS Acquisition
Asset Description	Fair Value	Average Life	Annual Expense
	(in millions)	(in years)	(in millions)

Land	$6.0		$
Buildings and Improvements	13.0	40	0.3
Machinery, shop equipment, and vehicles	15.9	6	2.7
Furniture, Fixtures, and office equipment	2.7	4	.6

Total Depreciation			$3.6

Fair Value of Fixed Assets Acquired in the Red Man Transaction
Asset Description	Fair Value	Average Life	Annual Expense
	(in millions)	(in years)	(in millions)

Land	$8.6
Buildings	15.0	40	$0.4
Building Improvements	2.7	7	0.2
Machinery, shop equipment, and vehicles	17.2	6	2.8
Furniture, Fixtures, and office equipment	7.1	5	1.5

Total Depreciation			$4.9

(b)	Reflects the increase in amortization of intangibles in connection with the GS Acquisition and the Red Man Transaction, as if these transactions had each occurred on January 1, 2007. In accordance with the purchase accounting method, the fair value of certain identifiable assets is amortized over the asset’s estimated life. The pro forma adjustment was determined by dividing the fair value of the intangible asset over the estimated life of the asset. This methodology assumes that a valuation completed as of January 1, 2007 would have yielded a similar result. Using straight line amortization, we determined that the full year amortization expense for the assets related to the GS Acquisition is $10.7 million, and the full year amortization expense for the assets related to the Red Man Transaction is $17.9 million. Therefore, the pro forma adjustment includes a $0.2 million increase in the amortization of intangibles in connection with the assets acquired in the GS Acquisition, and a $14.2 million increase in amortization of intangibles in connection with the assets acquired in the Red Man Transaction, for an adjustment of $14.4 million overall.

GS Acquisition Related Amortizable Intangibles
Intangible	Value	Estimated Life	Annual Expense
	(in millions)	(in years)	(in millions)

Sales Order Backlog	$1.6	1	$1.6
Customer Base	356.0	40	8.9
Non Compete Agreements	0.9	5	.2

Total Amortization			$10.7

Red Man Transaction Related Amortizable Intangibles
Intangible	Value	Estimated Life	Annual Expense
	(in millions)	(in years)	(in millions)

Sales Order Backlog	$2.0	1	$2.0
Customer Base — Red Man	228.9	17	13.5
Customer Base — Midfield	31.3	13	2.4

Total Amortization			$17.9

(c)	Reflects compensation expense relating to the equity awards granted to certain employees in connection with the GS Acquisition and the Red Man Transaction, as if each had occurred on January 1, 2007. This adjustment was calculated based on the actual expense recorded in September 2008, because this would have reflected nine months of stock based-compensation expense using the significant assumptions noted in Note 10 of the Company’s Consolidated Financial Statements for the nine months ended September 25, 2008. The adjustment was calculated by annualizing the actual 2008 expense. Any forfeitures would have been immaterial in determining this adjustment.

(d)	Reflects the interest expense for (1) interest resulting from our entering into our $575 million term loan facility and the $800 million revolving credit facility, as if we entered into these facilities on January 1, 2007, (2) interest resulting from debt of $71.6 million assumed in conjunction with the Red Man Transaction which includes $25.7 million of shareholder loans included in liability to shareholders in the purchase price allocation, and (3) amortization of the related deferred financing costs, and the remaining debt of $71.6 million on the Red Man financial statements. To calculate interest expense, an average interest rate of 7.11% based on LIBOR was multiplied by an average annual debt balance of $874 million. The total annual interest expense based on the assumptions described is $65.9 million. The total adjustment to the pro forma financials for interest expense is a decrease of $9.2 million. Deferred financing fees for both the GS Acquisition and the Red Man Transaction were recorded at the closing date, and the pro forma adjustment assumes that both transactions occurred as of January 1, 2007. The deferred financing fees for the GS Acquisition were $15.5 million and the deferred financing fees for the Red Man Transaction were $7.7 million. These fees are amortized using the straight line amortization method over 74 months. Therefore, the amortization expense related to the deferred financing fees for the full year is $3.8 million. The total adjustment to the pro forma financials for deferred financing fees is an increase of $0.3 million. Actual interest expense may be higher or lower depending upon fluctuations in interest rates. A 1/8% change in interest rates would have resulted in a $1 million change in interest expense for the twelve-month period. No pro forma adjustment has been made to reflect the increase in interest expense that would have resulted had we entered into our $450 million junior term loan facility at any time during the twelve-month period because our entry into the $450 million junior term loan facility was not related to funding the Red Man Transaction or the GS Acquisition.

(e)	Reflects elimination of our minority interest related to McJunkin Appalachian Oilfield Supply Company in connection with the GS Acquisition on January 31, 2007 as if we acquired the minority interest on January 1, 2007.

(f)	Reflects the reduction in income tax expense as a result of (1) the pro forma adjustments described above, which resulted in a lower amount of pre-tax income, and (2) the lower effective income tax rate applicable to our combined company, which is lower than the historical income tax rates applicable to McJunkin and Red Man separately, as if our combined company’s current income tax rate was in effect from January 1, 2007 onward. The tax rate assumed in this calculation was 37.5%. The total adjustment necessary was calculated by multiplying this rate with the total adjusted pre-tax income. The adjustment needed is the difference between this calculated rate and the tax recorded in the respective financial statements.

(g)	We provide below a reconciliation between the weighted average basic shares and the weighted average dilutive shares used in computing basic and diluted earnings per share:

Weighted average basic shares	69,325,299
Effect of dilutive securities	136,000

Weighted average dilutive shares	69,461,299

Stock options are disregarded in the calculation of earnings per share if they are determined to be anti-dilutive. At December 31, 2007, the company’s anti-dilutive stock options totaled 1.8 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We are the largest North American distributor of pipe, valves and fittings (“PVF”) and related products and services to the energy industry based on sales and the leading PVF distributor serving this industry across each of the upstream (exploration, production, and extraction of underground oil and gas), midstream (gathering and transmission of oil and gas, gas utilities, and the storage and distribution of oil and gas) and downstream (crude oil refining and petrochemical processing) markets. We have an unmatched presence of over 250 branches that are located in the most active oil and gas regions in North America. We offer an extensive array of PVF and oilfield supplies encompassing over 100,000 products, we are diversified by geography and end market and we seek to provide best-in-class service to our customers by satisfying the most complex, multi-site needs of some of the largest companies in the energy and industrial sectors as their primary supplier. As a result, we have an average relationship of over 20 years with our top ten customers and our pro forma sales in 2007 were over twice as large as our nearest competitor in the energy industry. We believe the critical role we play in our customers’ supply chain, our unmatched scale and extensive product offering, our broad North American geographic presence, our customer-linked scalable information systems and our efficient distribution capabilities serve to solidify our long-standing customer relationships and drive our growth.

We have benefited in recent years from several growth trends within the energy industry including high levels of expansion and maintenance capital expenditures by our customers. This growth in spending has been driven by several factors, including underinvestment in North American energy infrastructure, production and capacity constraints and anticipated strength in the oil, natural gas, refined products and petrochemical markets. While prices for oil and natural gas in recent years have been high relative to historical levels, we believe that investment in the energy sector by our customers would continue at prices well below the record levels achieved in recent years. In addition, our products are often used in extreme operating environments leading to the need for a regular replacement cycle. As a result, over 50% of our historical and pro forma sales in 2007 were attributable to multi-year maintenance, repair and operations (“MRO”) contracts where we have demonstrated an over 99% average annual retention rate since 2000. The combination of these ongoing factors has helped increase demand for our products and services, resulting in record levels of customer orders to be shipped as of September 2008. For the twelve months ended December 31, 2007 on a pro forma basis, we generated sales of $3,952.7 million, Adjusted EBITDA of $370.4 million and net income of $150.8 million. During the twelve months ended December 31, 2007 on a pro forma basis, approximately 46% of our sales were attributable to upstream activities, approximately 22% were attributable to midstream activities, and approximately 32% were attributable to downstream activities. In addition, for the eleven months ended December 31, 2007, without giving pro forma effect to the Red Man Transaction, we generated sales of $2,124.9 million, EBITDA of $171 million and net income of $56.9 million, and for the twelve months ended October 31, 2007, before giving effect to the Red Man Transaction, Red Man generated sales of $1,982.0 million, EBITDA of $170 million and net income of $82.2 million.

Key Factors Affecting Our Business

Our revenues are predominantly derived from the sale of PVF and other oilfield service supplies to the energy industry in North America. Our business is therefore dependent upon conditions in the energy sector and, in particular, maintenance and expansionary capital expenditures by our customers in the upstream, midstream and downstream sectors of the energy industry. Growth in spending has been, and we believe will continue to be, driven by several factors, including underinvestment in North American energy infrastructure, production and capacity constraints, and anticipated strength in the oil, natural gas, refined products and petrochemical markets. The outlook for future oil, natural gas, refined products and petrochemical prices are influenced by numerous factors, including but not limited to the factors listed in “Risk Factors” beginning on page 19 as well as the following factors:

•	Oil and gas price volatility. Proceeds from the sale of PVF and related products to the oil and gas industry constitute a significant portion of our sales. As a result, we depend upon the oil and gas industry and its ability and willingness to make capital expenditures to explore for, develop and produce oil and gas and refined products. If these expenditures decline due to declining prices or otherwise, our business will suffer.

•	Fluctuations in steel prices. Fluctuations in steel prices can lead to volatility in the pricing of our products, which can influence the buying patterns of our customers and have a negative impact on our results of operations.

•	Economic downturns. The demand for our products is dependent on the general economy, the energy and industrials sectors and other factors. Downturns in the general economy or in the energy and industrials sectors (domestically or internationally) could cause demand for our products to materially decrease.

•	Increases in customer, manufacturer and distributor inventory levels of PVF and related products. Customer, manufacturer and distributor inventory levels of PVF and related products can change significantly from period to period. Increases in our customers’ inventory levels can have a direct adverse affect on the demand for our products when customers draw from inventory rather than purchase new products. Reduced demand, in turn, would likely result in reduced sales volume and overall profitability. Increased inventory levels by manufacturers or other distributors can cause an oversupply of PVF and related products in our markets and reduce the prices that we are able to charge for our products. Reduced prices, in turn, would likely reduce our profitability.

History

McJunkin Corporation (“McJunkin”) and Red Man Pipe & Supply Co. (“Red Man”), two leading national PVF distributors, completed a business combination transaction in October 2007 to create our combined company (“McJunkin Red Man”). The combination created the largest North American PVF distributor to the energy industry based on sales, with pro forma sales of more than twice those of our nearest competitor in the energy industry.

McJunkin Corporation

McJunkin Corporation (formerly known as McJunkin Supply Company) was founded in 1921 in Charleston, West Virginia by brothers-in-law Jerry McJunkin and H. Bernard Wehrle and initially primarily served the local oil and gas industry. Following post-war economic expansion, by the end of the 1960s McJunkin had 29 branches in 18 states with sales of approximately $60 million, focusing primarily on the downstream sector. In 1989 McJunkin broadened its upstream presence by merging its oil and gas division with Appalachian Pipe & Supply Co. to form McJunkin Appalachian Oilfield Supply Company (“McJunkin Appalachian”), which focused primarily on upstream oil and gas customers. Since 2001, McJunkin Corporation has integrated eight acquisitions, with pro forma revenues in the respective years of acquisition totaling approximately $300 million, and became a leading supplier of PVF products to customers in the Appalachian region and California.

In January 2007, affiliates of Goldman Sachs Capital Partners (the “Goldman Sachs Funds”) acquired a controlling interest in McJunkin Corporation. The Goldman Sachs Funds are part of Goldman Sachs’ Principal Investment Area, a leading private equity and mezzanine investor.

Red Man Pipe & Supply Co.

Red Man was founded in 1977 in Tulsa, Oklahoma by the late Lewis B. Ketchum, a member and former Chief of the Delaware Indian Tribe headquartered in Oklahoma. The heritage and tradition of the Delaware Indian was very important to Mr. Ketchum and was the basis upon which he gave the company the name “Red Man”. Red Man began as a distributor to the upstream energy sector and subsequently expanded into the midstream and downstream energy sectors. Since then, Red Man has grown organically and through a number of acquisitions in the United States. In 2005, Red Man acquired an approximate 51% voting interest in Canadian oilfield distributor Midfield, giving Red Man a significant presence in the Western Canadian Sedimentary Basin. We acquired the remaining voting interest and equity interest in Midfield on July 31, 2008.

In October 2007, McJunkin and Red Man completed a business combination transaction (the “Red Man Transaction”) to form the combined company, McJunkin Red Man.

Results of Operations

Our results of operations for the year ended December 31, 2007 consist of McJunkin Red Man Holding Corporation’s results of operations for the eleven months ended December 31, 2007 and McJunkin Corporation’s results of operations for the one month ended January 30, 2007. Our financial statements for 2007 include two reporting periods because on January 31, 2007, the entity now known as McJunkin Red Man Holding Corporation, an affiliate of the Goldman Sachs Funds, acquired a majority of the equity of the entity now known as McJunkin Red Man Corporation (then known as McJunkin Corporation, or McJunkin), and McJunkin’s basis of accounting was deemed to have changed on that date. As a result, we have compared below (1) our results of operations for the nine months ended September 25, 2008 with our results of operations for the eight months ended September 27, 2007 and McJunkin’s results of operations for the one month ended January 30, 2007, (2) our results of operations for the eleven months ended December 31, 2007 and McJunkin’s results of operations for the one month ended January 30, 2007 with McJunkin’s results of operations for the year ended December 31, 2006, and (3) McJunkin’s results of operations for the year ended December 31, 2006 with McJunkin’s results of operations for the year ended December 31, 2005. McJunkin Red Man Holding Corporation’s results of operations for periods subsequent to January 30, 2007 (before the GS Acquisition occurred) may not be comparable to McJunkin’s results of operations prior to that date.

Operating results for the eleven-month period ended December 31, 2007 include the results of McJunkin Red Man Holding Corporation for the full period and the results of Red Man for the two months after the business combination on October 31, 2007. Accordingly, results for the year ended December 31, 2006 (which do not reflect the operating results of Red Man) are not comparable to the results for the eleven months ended December 31, 2007 (which include the operating results of Red Man for two months). Operating results for the eight-month period ending September 27, 2007 do not reflect the operating results of Red Man, as the Red Man Transaction did not occur until October 31, 2007. Accordingly, the results for the nine months ended September 25, 2008 (which include the operating results of Red Man for the full period) are not comparable to the results for the eight months ended September 27, 2007.

Given the materiality of Red Man’s financial results to our business, we have also compared (1) the results of operations of Red Man for the year ended October 31, 2007 with Red Man’s results of operations for the year ended October 31, 2006 and (2) the results of operations of Red Man for the year ended October 31, 2006 with Red Man’s results of operations for the year ended October 31, 2005. Red Man’s results of operations are included in our results of operations beginning after October 31, 2007.

Nine Months Ended September 25, 2008 (Successor) Compared to the Eight Months Ended September 27, 2007 (Successor) and the One Month Ended January 30, 2007 (Predecessor)

Sales.  Sales include the revenue recognized from the sales of our products and services to customers and freight billings to customers, less cash discounts taken by customers in return for their early payment of our invoices to them. Our sales were $3,676 million for the nine months ended September 25, 2008 as compared to $1,307 million for the eight months ended September 27, 2007 and McJunkin’s sales of $143 million for the one month ended January 30, 2007. The increase of $2,226 million for the nine months ended September 25, 2008 as compared to the combined nine-month period ended September 27, 2007 was due to the inclusion of $1,765 million of Red Man sales in the nine months ended September 25, 2008, as well as the inclusion of Midway Tri-State’s sales for the full nine months of 2008 compared with only May through September of 2007 (Midway Tri-State had sales of approximately $48 million in January through April 2008, but was acquired by us on April 30, 2007 and therefore had no sales recorded in our income statement in the equivalent four months of 2007) and significant increases in our exploration and production and petroleum refining business.

Cost of Sales.  Cost of sales consists of the cost of our products at lower of cost (principally last-in, first-out (LIFO) method) or market, in-bound and out-bound freight expense, manufacturers’ rebates, physical inventory gains/losses, and inventory obsolescence charges, less cash discounts that we earn by early payment of vendor invoices. Our cost of sales was $2,987 million for the nine months ended September 25, 2008 as compared to $1,061 million for the eight months ended September 27, 2007 and McJunkin’s cost of sales of $115 million for the one month ended January 30, 2007. As a percentage of sales, cost of sales was 81.2% for the nine months ended September 25, 2008 as compared to 81.2% for the eight months ended September 27, 2007 and 80.4% for the one-month period ended January 30, 2007.

The increase of $1,811 million for the nine months ended September 25, 2008 as compared to the combined nine-month period ended September 27, 2007 was due to the inclusion of $1,460 million of Red Man cost of sales, the inclusion of Midway’s cost of sales for the full nine months of 2008 compared with only May through September of 2007 (Midway Tri-State had cost of sales of approximately $40 million in January through April 2008, but was acquired by us on April 30, 2007 and therefore had no cost of sales recorded in our income statement in the equivalent four months of 2007), increases in our exploration and production and petroleum refining business, and higher product costs resulting from inflation in the cost of our products in 2008. The acquisition of the controlling interest in our company by the Goldman Sachs Funds on January 31, 2007 resulted in an increase of $68.2 million in the carrying value of our inventory. This increased value became the new base year layer for our LIFO calculation purposes. Subsequent inventory transactions have built or depleted additional layers of inventory but have not yet depleted the new base year layer. Until the new base year layer is depleted, the $68.2 million will have no impact on the cost of sales.

Certain purchasing costs and warehousing activities (including receiving, inspection, stocking, picking and packing costs), as well as general warehousing expenses, are included in selling, general and administrative expenses and not in cost of sales. As such, our gross profit may not be comparable to others who may include these expenses as a component of cost of goods sold. Purchasing and warehousing activities costs approximated $20.4 million for the nine months ended September 25, 2008 compared to $7.0 million for the eight months ended September 27, 2007 and McJunkin’s $2.3 million expense for the one month ended January 30, 2007.

Selling, General and Administrative Expenses.  Costs such as salaries, wages, employee benefits, rent, utilities, communications, insurance, fuel, and taxes (other than state and federal income taxes) that are necessary to operate our branch and corporate operations are included in selling, general and administrative expenses. Also contained in this category are certain items that are non-operational in nature, including certain costs of acquiring and integrating other businesses. Our selling, general and administrative expenses were $319.7 million for the nine months ended September 25, 2008 as compared to $127.1 million for the eight months ended September 27, 2007 and McJunkin’s selling, general and administrative expenses of $14.6 million for the one month ended January 30, 2007. As a percentage of sales, selling, general and administrative expenses were 8.7% for the nine months ended September 25, 2008 as compared to 9.8% for the combined nine-month period ended September 27, 2007. The increase of $178.0 million for the nine months ended September 25, 2008 as compared to the combined nine-month period ended September 27, 2007 was due to the inclusion of Red Man’s $157.0 million of selling, general and administrative expenses; the absence of $9.6 million of expenses incurred in the 2007 periods related to the GS Acquisition (including payments of $6.2 million to former McJunkin Appalachian shareholders); an increase in wages and benefits of $13.4 million; Red Man integration expenses of $7.1 million; an increase in consulting services of $2.8 million; and an increase in fuel expense of $1.4 million.

Depreciation and Amortization.  Our depreciation and amortization was $8.1 million for the nine months ended September 25, 2008 as compared to $2.9 million for the eight months ended September 27, 2007 and McJunkin’s depreciation and amortization of $0.3 million for the one month ended January 30, 2007. The increase of $4.9 million for the nine months ended September 25, 2008 as compared to the combined nine-month period ended September 27, 2007 was due to the inclusion of depreciation on the Midway Supply and Red Man assets from the date of each transaction as well as the write up of assets to fair value in purchase accounting for the GS Acquisition and the Midway and Red Man transactions. Depreciation increased $0.1 million due to the GS Acquisition, $0.2 million due to the Midway transaction, and $4.1 million due to the Red Man Transaction.

Amortization of Intangibles.  In connection with the January 2007 acquisition of a controlling interest in McJunkin by the Goldman Sachs Funds, the April 2007 acquisition of Midway Tristate by McJunkin, and the October 2007 business combination between Red Man and McJunkin, the fair values of intangible assets were determined based upon assumptions related to future cash flows, discounts rates and asset lives. These amortizable intangible assets consist of sales order backlog at the date of the transactions, the customer base of each entity, and non-compete agreements which are amortized over a weighted average amortization period of 30.3 years. Our amortization of intangibles was $24.2 million for the nine months ended September 25, 2008 as compared to $7.6 million for the eight months ended September 27, 2007 and McJunkin’s amortization of intangibles of $0.02 million for the one month ended January 30, 2007. The increase of $16.6 million for the nine months ended September 25, 2008 as compared to the combined nine-month period ended September 27, 2007 was the result of the timing of each of the three transactions described above. In particular, the nine months ended September 25, 2008 included $16.5 million of amortization expense associated with the Red Man Transaction for which there were no corresponding amounts for the eight months ended September 27, 2007 and one month ended January 30, 2007. This $16.5 million of amortization expense includes $2.6 million of amortization which was estimated in 2007 because the business combination occurred late in the year and the purchase price allocation was preliminary pending receipt of appraisals and valuations at year-end. Further, amortization of intangibles increased $0.8 million and $0.3 million for the nine months ended September 25, 2008 as compared to the combined nine-month period ended September 27, 2007 due to amortization expense related to the GS Acquisition and the Midway transaction, respectively.

Profit Sharing.  We have a qualified, defined-contribution plan for employees who meet eligibility requirements, generally six months of service. This plan provides for annual discretionary contributions generally based upon company operating results. Our profit sharing expense was $19.3 million for the nine months ended September 25, 2008 as compared to $9.1 million for the eight months ended September 27, 2007 and McJunkin’s profit sharing of $1.3 million for the one month ended January 30, 2007. The increase of $8.9 million for the nine months ended September 25, 2008 as compared to the combined nine-month period ended September 27, 2007 was due to an increase in the number of our employees primarily as a result of the Midway and Red Man transactions. Profit sharing increased $8.5 million due to the Red Man Transaction.

Stock-Based Compensation.  Our equity-based compensation consists of restricted common units in PVF Holdings LLC, profit units in PVF Holdings LLC, restricted stock and non-qualified stock options. In conjunction with the acquisition of McJunkin by the Goldman Sachs Funds, certain key employees received restricted common units in PVF Holdings LLC, and in conjunction with the acquisition of McJunkin by the Goldman Sachs Funds and the Red Man Transaction, certain key employees received profits units in PVF Holdings LLC. In addition, effective March 27, 2007, our board of directors approved the formation of the 2007 Restricted Stock Plan and the 2007 Stock Option Plan. The purpose of these plans is to aid us in recruiting and retaining key employees, directors and consultants of outstanding ability and to motivate such key employees, directors and consultants to exert their best efforts on our behalf by providing them incentives in the form of restricted stock and stock options. It is expected that the Company will benefit from the added interest which such key employees, directors and consultants will have in the welfare of the Company as a result of their proprietary interest in the Company’s success. Our stock-based compensation was $7.0 million for the nine months ended September 25, 2008 as compared to $2.1 million for the eight months ended September 27, 2007 and no stock-based compensation for the one month ended January 30, 2007. The increase of $4.9 million for the nine months ended September 25, 2008 as compared to the combined nine-month period ended September 27, 2007 was due to the adoption of our equity plans in January and March 2007 and the addition of incremental participants as a result of the Red Man Transaction in October 2007. Stock-based compensation increased $3.7 million due to the addition of the Red Man participants in October 2007.

Operating Income.  As a result of the aforementioned items, our operating income was $311.2 million for the nine months ended September 25, 2008 as compared to $97.3 million for the eight months ended September 27, 2007 and McJunkin’s operating income of $11.7 million for the one month ended January 30, 2007, an increase of $202.2 million for the nine months ended September 25, 2008 as compared to the combined nine-month period ended September 27, 2007.

Interest Expense.  Our interest expense was $57.8 million for the nine months ended September 25, 2008 as compared to $39.4 million for the eight months ended September 27, 2007 and McJunkin’s interest expense of $0.1 million for the one month ended January 30, 2007. The increase of $18.3 million for the nine months ended September 25, 2008 as compared to the combined nine-month period ended September 27, 2007 was primarily due to increased amounts of debt incurred and/or assumed in conjunction with the GS Acquisition and the Midway and Red Man transactions, including Midfield’s Canadian debt. Interest expense increased approximately $3.3 million due to the GS Acquisition and the additional debt incurred on January 30, 2007. We incurred approximately $83 million of debt on our asset-backed revolving credit facility in connection with the acquisition of Midway resulting in an increase in interest expense of approximately $1.4 million. Interest expense was further increased by approximately $12.6 million as a result of the incurrence of approximately $190 million of incremental borrowings under our asset-backed revolving credit facility and the assumption of approximately $72 million of debt in connection with the Red Man Transaction. Interest expense for the nine months ended September 25, 2008 also reflects approximately $9.6 million of expense associated with the Junior Term Loan Facility which was entered into on May 22, 2008, the proceeds of which were used to fund a dividend to our shareholders. Increases in interest expense associated with additions to debt noted above were partially offset by lower average interest rates experienced in 2008 as compared to 2007.

Minority Interests.  Our minority interests were $0.3 million for the nine months ended September 25, 2008 (all related to Midfield) as compared to none for the eight months ended September 27, 2007 and McJunkin’s minority interests of $(0.4) million for the one month ended

January 30, 2007 (which was due to McJunkin Appalachian). The increase of $0.7 million for the nine months ended September 25, 2008 as compared to the combined nine-month period ended September 27, 2007 was due to the repurchase of the minority interest held by McJunkin Appalachian’s management in January 2007. In connection with our 1989 transaction with Appalachian Pipe and Supply which formed our McJunkin Appalachian subsidiary, certain members of Appalachian’s management group retained a minority ownership in the combined company. As part of the acquisition of McJunkin by the Goldman Sachs Funds in January 2007, these minority shareholders were bought out and McJunkin Appalachian became a wholly owned subsidiary of McJunkin. On December 31, 2007, McJunkin Appalachian was merged into McJunkin Red Man Corporation. In addition, in 2005 Red Man acquired an approximate 51% interest in Midfield.

Other Income (Expense), Net.  Our other income, net was $0.2 million for the nine months ended September 25, 2008 as compared to other expense, net of $0.7 million for the eight months ended September 27, 2007 and McJunkin’s other expense, net of $20,000 for the one month ended January 30, 2007. The increase of $0.9 million for the nine months ended September 25, 2008 as compared to the combined nine-month period ended September 27, 2007 was due to the inclusion of $1.9 million of Red Man other income in the nine months ended September 25, 2008, as well as $0.4 million derivatives expense, $0.2 million increase in bank charges, and $0.2 million increase in directors’ fees.

Income Tax Expense.  Our income tax expense was $96.0 million for the nine months ended September 25, 2008 as compared to $23.0 million for the eight months ended September 27, 2007 and McJunkin’s income tax expense of $4.6 million for the one month ended January 30, 2007. The increase of $68.4 million for the nine months ended September 25, 2008 as compared to the combined nine-month period ended September 27, 2007 was due to the inclusion of Red Man’s results, which added $33.6 million to our income tax expense, and higher pre-tax income, partially offset by certain tax savings in the nine months ended September 25, 2008. Our effective tax rates were 37.80% for the nine months ended September 25, 2008, 40.13% for the eight months ended September 27, 2007 and 41.08% for the one month ended January 30, 2007. These rates differ from the federal statutory rate of 35% principally as a result of state income taxes. The rate for the nine months ended September 25, 2008 is lower than the rates for the eight months ended September 27, 2007 and the one month ended January 30, 2007 primarily due to lower state taxes.

Net Income.  Our net income was $157.9 million for the nine months ended September 25, 2008 as compared to $34.3 million for the eight months ended September 27, 2007 and McJunkin’s net income of $6.6 million for the one month ended January 30, 2007. Net income increased $117.0 million for the nine months ended September 25, 2008 as compared to the combined nine-month period ended September 27, 2007.

Eleven Months Ended December 31, 2007 (Successor) and One Month Ended January 30, 2007 (Predecessor) Compared to Year Ended December 31, 2006 (Predecessor)

Sales.  Our sales were $2.1 billion for the eleven months ended December 31, 2007 and McJunkin’s sales were $142.5 million for the one month ended January 30, 2007, as compared to McJunkin’s sales of $1.7 billion for the year ended December 31, 2006. The increase of $554 million for the combined twelve-month period ended December 31, 2007 as compared to the year ended December 31, 2006 was due to the inclusion of Red Man’s sales of $297 million and Midway’s sales of approximately $98 million during the 2007 periods, and increases in our exploration and production and petroleum refining business.

Cost of Sales.  Our cost of sales was $1.7 billion for the eleven months ended December 31, 2007 and McJunkin’s cost of sales was $115 million for the one month ended January 30, 2007, as compared to McJunkin’s cost of sales of $1.4 billion for the year ended December 31, 2006. As a percentage of sales, cost of sales was 81.6% for the combined twelve-month period ended December 31, 2007 as compared to 81.4% for the year ended December 31, 2006.

The increase in cost of sales of $455 million for the combined twelve-month period ended December 31, 2007 as compared to the year ended December 31, 2006 was due to the inclusion of Red Man’s cost of sales of $252 million and Midway’s cost of sales of approximately $83 million, and increases in our exploration and production and petroleum refining business. The acquisition of the controlling interest in our company by the Goldman Sachs Funds on January 31, 2007 resulted in an increase of $68.2 million in the carrying value of our inventory. This increased value became the new base year layer for our LIFO calculation purposes. Subsequent inventory transactions have built or depleted additional layers of inventory but have not yet depleted the new base year layer. Until the new base year layer is depleted, the $68.2 million will have no impact on the cost of sales.

Certain purchasing costs and warehousing activities (including receiving, inspection, stocking, picking and packing costs), as well as general warehousing expenses, are included in selling, general and administrative expenses and not in cost of sales. As such, our gross profit may not be comparable to others who may include these expenses as a component of cost of goods sold. Purchasing and warehousing activities costs approximated $34.1 million for the year ended December 31, 2007 compared to $26.9 million for the year ended December 31, 2006.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses were $201.9 million for the eleven months ended December 31, 2007 and McJunkin’s selling, general and administrative expenses were $14.6 million for the one month ended January 30, 2007, as compared to McJunkin’s selling, general and administrative expenses of $173.9 million for the year ended December 31, 2006. As a percentage of sales, selling, general and administrative expenses were 9.5% for the combined twelve-month period ended December 31, 2007 as compared to 10.1% for the year ended December 31, 2006. The increase of $42.6 million for the combined twelve-month period ended December 31, 2007 as compared to the year ended December 31, 2006 was due to the inclusion of two months of Red Man’s selling, general and administrative expenses totaling $28.0 million in the twelve-months ended December 31, 2007; payments of $6.2 million to the former McJunkin Appalachian shareholders in 2007; eight months of expenses of approximately $4.4 million from the Midway operations acquired at the end of April 2007; $4.2 million of expenses related to the GS Acquisition in 2007; an increase in franchise taxes of $1.3 million due to the increase in shareholders equity resulting from the GS Acquisition; $0.8 million in acquisition and integration expenses related to Red Man; a $0.6 million increase in fuel costs; and $0.3 million in acquisition and integration expenses related to Midway.

Depreciation and Amortization.  Our depreciation and amortization was $5.4 million for the eleven months ended December 31, 2007 and McJunkin’s depreciation and amortization was $0.3 million for the one month ended January 30, 2007, as compared to McJunkin’s depreciation and amortization of $3.9 million for the year ended December 31, 2006. The increase of $1.8 million for the combined twelve-month period ended December 31, 2007 as compared to the year ended December 31, 2006 was primarily due to the recording of depreciation expense with respect to the Red Man and Midway transactions in 2007, and the write up of McJunkin’s assets to fair value in conjunction with the GS Acquisition in January 2007. Depreciation increased $143,000 in connection with the write up of the fixed assets related to the GS Acquisition. Depreciation also increased $1.1 million and $235,000 due to the Red Man and Midway transactions, respectively.

Amortization of Intangibles.  Our amortization of intangibles was $10.5 million for the eleven months ended December 31, 2007 and McJunkin’s amortization of intangibles was $16,000 for the one month ended January 30, 2007, as compared to McJunkin’s amortization of intangibles of $0.3 million for the year ended December 31, 2006. The increase of $10.2 million for the combined twelve-month period ended December 31, 2007 as compared to the year ended December 31, 2006 was due to the acquisition of McJunkin by the Goldman Sachs Funds in January 2007 ($9.8 million) and the Midway acquisition in April 2007 ($0.7 million). Intangibles amortization totaling $2.6 million with respect to the Red Man Transaction was recorded in the nine months ended September 25, 2008.

Profit Sharing.  Our profit sharing was $13.2 million for the eleven months ended December 31, 2007 and McJunkin’s profit sharing was $1.3 million for the one month ended January 30, 2007, as compared to McJunkin’s profit sharing of $15.1 million for the year ended December 31, 2006. The decrease of $0.6 million for the combined twelve-month period ended December 31, 2007 as compared to the year ended December 31, 2006 was due to lower non-qualified plan contributions as a result of the departure of several members of management who left the company in connection with the GS Acquisition, offset in part by an increase of approximately 100 employees added with the Midway acquisition on April 30, 2007.

Stock-Based Compensation.  Our stock-based compensation was $3.0 million for the eleven months ended December 31, 2007. McJunkin had no stock based compensation for the one month ended January 30, 2007 or for the year ended December 31, 2006. Our equity-based compensation consists of restricted common units in PVF Holdings LLC, profit units in PVF Holdings LLC, restricted stock and non-qualified stock options. In conjunction with the acquisition of McJunkin by the Goldman Sachs Funds, certain key employees received restricted common units in PVF Holdings LLC, and in conjunction with the acquisition of McJunkin by the Goldman Sachs Funds and the Red Man Transaction, certain key employees received profits units in PVF Holdings LLC. In addition, effective March 27, 2007 our board of directors approved the formation of the 2007 Restricted Stock Plan and the 2007 Stock Option Plan.

Operating Income.  Our operating income was $156.3 million for the eleven months ended December 31, 2007 and McJunkin’s operating income was $11.7 million for the one month ended January 30, 2007, as compared to McJunkin’s operating income of $126.2 million for the year ended December 31, 2006. Operating income increased by $41.9 million for the combined twelve-month period ended December 31, 2007 as compared to the year ended December 31, 2006 as a result of the items mentioned above.

Interest Expense.  Our interest expense was $61.7 million for the eleven months ended December 31, 2007 and McJunkin’s interest expense was $0.1 million for the one month ended January 30, 2007, as compared to McJunkin’s interest expense of $2.8 million for the year ended December 31, 2006. The increase of $59.0 million for the combined twelve-month period ended December 31, 2007 as compared to the year ended December 31, 2006 was primarily due to our entering into and borrowing under our then-existing $300 million asset-backed revolving credit facility and our $575 million term loan facility to finance the acquisition of McJunkin by the Goldman Sachs Funds on January 31, 2007.

Minority Interests.  Our minority interests were $0.1 million for the eleven months ended December 31, 2007 and McJunkin’s minority interests were $0.4 million for the one month ended January 30, 2007, as compared to McJunkin’s minority interests of $4.1 million for the year ended December 31, 2006. The decrease of $3.6 million for the combined twelve-month period ended December 31, 2007 as compared to the year ended December 31, 2006 was primarily due to the minority shareholders in McJunkin Appalachian selling their interests as part of the January 2007 acquisition of McJunkin by the Goldman Sachs Funds whereby McJunkin Appalachian became a wholly owned subsidiary.

Other Income (Expense), Net.  Our other expense, net was $1.1 million for the eleven months ended December 31, 2007 and McJunkin’s other expense, net was $15,000 for the one month ended January 30, 2007, as compared to McJunkin’s other expense, net of $1.4 million for the year ended December 31, 2006. The decrease of $0.2 million expense for the combined twelve-month period ended December 31, 2007 as compared to the year ended December 31, 2006 was due to a change in our corporate charitable contributions policy in 2007 which reduced contribution expense in 2007 by $0.4 million and a decrease in board of directors’ fees of $0.2 million, offset in part by the absence of gains from the sales of various parcels of real estate ($0.5 million) and life insurance proceeds received by McJunkin upon the deaths of certain stockholders not actively involved in management of the company, which were lower in 2007 as compared to 2006 by $0.3 million.

Income Tax Expense.  Our income tax expense was $36.5 million for the eleven months ended December 31, 2007 and McJunkin’s income tax expense was $4.6 million for the one month ended January 30, 2007, as compared to McJunkin’s income tax expense of $48.3 million for the year ended December 31, 2006. The decrease of $7.2 million for the combined twelve-month period ended December 31, 2007 as compared to the year ended December 31, 2006 was due to (1) a decrease in pretax income of $13.2 million, permanent items decreased by $3.5 million due to one month of minority interest compared to 12 months in 2006, (2) a decrease in state taxable income of $14.6 million which resulted in a decrease in state income tax expense, and (3) a foreign tax credit of $.8 million in 2007 which we did not have in 2006, offset in part by an increase of $2.4 million relating to the inclusion of Red Man’s results for the last two months of 2007.

The total provision for income taxes varied from the U.S. federal statutory rate due to the following:

	Successor		Predecessor
	Period		Period		Period
	Eleven
	Months		One Month		Year
	Ended		Ended		Ended
	December 31,		January 30,		December 31,
	2007		2007		2006
	(dollars in thousands)

Federal tax expense at statutory rate	$32,721	35%	$3,918	35%	$41,270	35%
State taxes net of federal income tax benefit	3,971	4.2%	502	4.5%	5,653	4.8%
Non-deductible expenses	424	0.5%	26	0.2%	409	0.3%
Foreign	(827)	(0.9)%	0	0.0%	0	0.0%
Other	270	0.3%	153	1.4%	1,008	0.9%

Income tax provision	$36,559	39.1%	$4,599	41.1%	$48,340	41.0%

Net Income.  Our net income was $56.9 million for the eleven months ended December 31, 2007 and McJunkin’s net income was $6.6 million for the one month ended January 30, 2007, as compared to McJunkin’s net income of $69.6 million for the year ended December 31, 2006. The decrease of $6.1 million for the combined twelve-month period ended December 31, 2007 as compared to the year ended December 31, 2006 was due to the factors described above.

Year Ended December 31, 2006 (Predecessor) Compared to the Year Ended December 31, 2005 (Predecessor)

Sales.  McJunkin’s sales were $1.7 billion for the year ended December 31, 2006 as compared to $1.4 billion for the year ended December 31, 2005. The increase of $268 million for the year ended December 31, 2006 as compared to the year ended December 31, 2005 was due to increases in our sales to the exploration and production, gas transmission and distribution, and petroleum refining end markets.

Cost of Sales.  McJunkin’s cost of sales was $1.4 billion for the year ended December 31, 2006 as compared to $1.2 billion for the year ended December 31, 2005. As a percentage of sales, McJunkin’s cost of sales was 81.4% for the year ended December 31, 2006 as compared to 81.4% for the year ended December 31, 2005. The increase of $217 million for the year ended December 31, 2006 as compared to the year ended December 31, 2005 was due to increases in our sales to the exploration and production, gas transmission and distribution, and petroleum refining end markets. Certain purchasing costs and warehousing activities (including receiving, inspection, stocking, picking and packing costs), as well as general warehousing expenses, are included in selling, general and administrative expenses and not in cost of sales. As such, our gross profit may not be comparable to others who may include these expenses as a component of cost of goods sold. Purchasing and warehousing activities costs approximated $26.9 million for the year ended December 31, 2006 compared to $25.1 million for the year ended December 31, 2005.

Selling, General and Administrative Expenses.  McJunkin’s selling, general and administrative expenses were $173.9 million for the year ended December 31, 2006 as compared to $155.7 million for the year ended December 31, 2005. As a percentage of sales, McJunkin’s selling, general and administrative expenses were 10.2% for the year ended December 31, 2006 as compared to 10.8% for the year ended December 31, 2005. The increase of $18.2 million for the year ended December 31, 2006 as compared to the year ended December 31, 2005 was due to an $8.4 million increase in incentive compensation expense due to higher levels of sales and profitability; a $4.6 million increase in employee salaries, wages, overtime, benefits, and temporary labor due to increased sales activity; $3.0 million of consulting fees for strategic planning services; an increase in fuel costs of $0.6 million; and $0.4 million of expenses related to the acquisition of McJunkin by the Goldman Sachs Funds. Additionally, in 2005 we recorded losses of $0.7 million related to Hurricanes Katrina and Rita on which insurance recoveries were higher than anticipated. As a result of these insurance recoveries, 2006 expenses were reduced by $0.3 million.

Depreciation and Amortization.  McJunkin’s depreciation and amortization was $3.9 million for the year ended December 31, 2006 as compared to $3.7 million for the year ended December 31, 2005. The increase of $0.2 million for the year ended December 31, 2006 as compared to the year ended December 31, 2005 was due to the depreciation recorded in 2006 regarding certain distribution center expansions that were made in 2005.

Amortization of Intangibles.  McJunkin’s amortization of intangibles was $0.3 million for the year ended December 31, 2006 and $0.3 million for the year ended December 31, 2005.

Profit Sharing Expenses.  McJunkin’s profit sharing expenses were $15.1 million for the year ended December 31, 2006 as compared to $13.1 million for the year ended December 31, 2005. The increase of $2.0 million for the year ended December 31, 2006 as compared to the year ended December 31, 2005 was due to increased compensation, primarily management incentive compensation, increased profitability and an increase in the number of employees from year to year.

Operating Income.  As a result of the items mentioned above, McJunkin’s operating income was $126.2 million for the year ended December 31, 2006 as compared to $95.9 million for the year ended December 31, 2005, an increase of $30.3 million.

Interest Expense.  McJunkin’s interest expense was $2.8 million for the year ended December 31, 2006 as compared to $2.7 million for the year ended December 31, 2005, an increase of $0.1 million attributable to marginally higher levels of debt.

Minority Interests.  McJunkin’s minority interests were $4.1 million for the year ended December 31, 2006 as compared to $2.8 million for the year ended December 31, 2005. The increase of $1.3 million for the year ended December 31, 2006 as compared to the year ended December 31, 2005 was due to a $9.5 million increase in net income at McJunkin Appalachian to $28.7 million for the year ended December 31, 2006 from $19.2 million for the year ended December 31, 2005.

Other Expenses, Net.  McJunkin’s other expenses, net were $1.4 million for the year ended December 31, 2006 as compared to $1.3 million for the year ended December 31, 2005. The increase of $0.1 million for the year ended December 31, 2006 as compared to the year ended December 31, 2005 was partly due to a $0.3 million increase in allowance for doubtful accounts receivable, offset by a decrease in charitable contributions expense in 2006 of $0.6 million due to the absence in 2006 of certain special contributions made in 2005, including $0.1 million in contributions made to Hurricane Katrina relief efforts. Additionally, we realized a gain of $0.7 million on the sale of real estate in 2006, realized a gain of $0.9 million on the sale of stock in PrimeEnergy in 2005, and received income of $0.5 million from swap valuation in 2005 (the swap instrument expired in 2005).

Income Tax Expense.  McJunkin’s income tax expense was $48.3 million for the year ended December 31, 2006 as compared to $36.6 million for the year ended December 31, 2005. The increase of $11.7 million for the year ended December 31, 2006 as compared to the year ended December 31, 2005 was due to pre-tax income increased $28.8 million and permanent items increased $1.0 million primarily due to increased minority interest income related to McJunkin Appalachian.

The total provision for income taxes varied from the U.S. federal statutory rate due to the following:

	Predecessor
	Period		Period
	Year		Year
	Ended		Ended
	December 31,		December 31,
	2006		2005
	(dollars in thousands)

Federal tax expense at statutory rate	$41,270	35%	$31,193	35%
State taxes net of federal income tax benefit	5,653	4.8%	4,254	4.8%
Non-deductible expenses	409	0.3%	372	0.4%
Other	1,008	0.9%	764	0.9%

Income tax provision	$48,340	41.0%	$36,583	41.0%

Net Income.  McJunkin’s net income was $69.6 million for the year ended December 31, 2006 as compared to $52.5 million for the year ended December 31, 2005. The increase of $17.1 million for the year ended December 31, 2006 as compared to the year ended December 31, 2005 was due to the factors described above.

Red Man: Year Ended October 31, 2007 Compared to the Year Ended October 31, 2006.

Sales.  Red Man’s sales were $2.0 billion for the year ended October 31, 2007 as compared to $1.8 billion for the year ended October 31, 2006. The increase of $166.7 million for the year ended October 31, 2007 as compared to the year ended October 31, 2006 was due primarily to an increase of $179.5 million in Red Man US sales to $1,499.2 million for the year ended October 31, 2007 as compared to $1,319.7 million for the year ended October 31, 2006, partially offset by a $12.8 million decrease in Midfield sales to $482.8 million for the year ended October 31, 2007 as compared to $495.6 million for the year ended October 31, 2006. The increase in Red Man US sales was primarily attributable to growth in upstream and midstream oil & gas operations reflecting higher spending by exploration, production and field services companies associated with increased drilling and completion activities. The decrease in Midfield sales was attributable to a slowing of spending by exploration, production and field services companies associated with decreased drilling and completion activities in Canada.

Cost of Products Sold.  Red Man’s cost of products sold was $1.6 billion for the year ended October 31, 2007 as compared to $1.6 billion for the year ended October 31, 2006. As a percentage of sales, Red Man’s cost of products sold was 82.4% for the year ended October 31, 2007 as compared to 85.4% for the year ended October 31, 2006. The increase of $81.2 million for the year ended October 31, 2007 as compared to the year ended October 31, 2006 was due primarily to an increase in sales of $166.7 million to $1,982.0 million in the year ended October 31, 2007 as compared to $1,815.3 million for the year ended October 31, 2006 due primarily to growth in upstream and midstream oil & gas operations reflecting higher spending by exploration, production and field services companies associated with increased drilling and completion activities. The decrease in the percentage of cost of product sold of 82.4% in 2007 as compared with 85.4% in 2006 was due to lower cost of product sold percentages for both the Midfield business and the Red Man US business in 2007 as compared to 2006, due to lower cost of product sold percentages of other pipe, valve and fittings partially offset by an overall increase in tubulars cost of product sold percentages in 2007 as compared to 2006. Certain purchasing costs and warehousing activities (including receiving, inspection, stocking, picking and packing costs), as well as general warehousing expenses, are included in selling, general and administrative expenses and not in cost of products sold. As such, our gross profit may not be comparable to others who may include these expenses as a component of cost of goods sold. Purchasing and warehousing activities costs approximated $17.2 million for the year ended October 31, 2007 compared to $14.8 million for the year ended October 31, 2006.

Selling, General and Administrative Expenses.  Red Man’s selling, general and administrative expenses were $186.6 million for the year ended October 31, 2007 as compared to $172.2 million for the year ended October 31, 2006. As a percentage of sales, Red Man’s selling, general and administrative expenses were 9.4% for the year ended October 31, 2007 as compared to 9.5% for the year ended October 31, 2006. The increase of $14.4 million, or 8.4%, for the year ended October 31, 2007 as compared to the year ended October 31, 2006 was due to an increase in sales of $166.7 million in 2007 compared with 2006, which represents a 9.2% increase in sales, which resulted in increased selling, general and administrative expenses commensurate with the sales activity increase.

Operating Income.  Red Man’s operating income was $163.1 million for the year ended October 31, 2007 as compared to $92.0 million for the year ended October 31, 2006. The increase of $71.1 million for the year ended October 31, 2007 as compared to the year ended October 31, 2006 was due to the factors described above.

Interest Expense.  Red Man’s interest expense was $20.6 million for the year ended October 31, 2007 as compared to $15.0 million for the year ended October 31, 2006. The increase of $5.6 million for the year ended October 31, 2007 as compared to the year ended October 31, 2006 was due to higher average borrowings during 2007 as compared to 2006.

Other Income (Expense), Net.  Red Man’s other income (expense), net was $(2.7) million for the year ended October 31, 2007 as compared to $3.3 million for the year ended October 31, 2006. The decrease of $6.0 million for the year ended October 31, 2007 as compared to the year ended October 31, 2006 was primarily due to a goodwill impairment loss on Midfield of $5.1 million recorded in the year ended October 31, 2007. Red Man performed an impairment analysis for its goodwill and intangible assets and engaged an independent valuation specialist to determine the fair values of Red Man’s business units. The valuation analysis determined that the fair value of the Nusco pipe division’s goodwill and intangible assets was lower than their carrying value as of July 31, 2007.

Income Tax Expense.  Red Man’s income tax expense was $57.6 million for the year ended October 31, 2007 as compared to $26.5 million for the year ended October 31, 2006. The increase of $31.1 million for the year ended October 31, 2007 as compared to the year ended October 31, 2006 was primarily due to an increase in earnings before income taxes of $59.5 million to $139.8 million for the year ended October 31, 2007 as compared to $80.3 million for the year ended October 31, 2006 as well as an increase in the effective income tax rate in 2007 as compared to 2006.

Non-Controlling Interest.  Red Man’s non-controlling interest was $0.1 million for the year ended October 31, 2007 as compared to $0.2 million for the year ended October 31, 2006.

Earnings From Discontinued Operations.  Red Man earnings from discontinued operations were $(2.2) million for the year ended October 31, 2006. These earnings are associated with Nusco Mfg., a division of Midfield Supply ULC, which was disposed of in June 2006.

Gain on Sale of Discontinued Operations.  Red Man recorded a gain on sale of discontinued operations of $8.2 million for the year ended October 31, 2006 in connection with the disposition in June 2006 of Nusco Mfg., a division of Midfield Supply ULC.

Net Income.  Red Man’s net income was $82.2 million for the year ended October 31, 2007 as compared to $59.6 million for the year ended October 31, 2006. The increase of $22.6 million for the year ended October 31, 2007 as compared to the year ended October 31, 2006 was due to the factors described above.

Red Man: Year Ended October 31, 2006 Compared to the Year Ended October 31, 2005.

Sales.  Red Man’s sales were $1.8 billion for the year ended October 31, 2006 as compared to $1.2 billion for the year ended October 31, 2005. The increase of $591.2 million for the year ended October 31, 2006 as compared to the year ended October 31, 2005 was primarily due to the acquisition of a controlling interest in Midfield in June 2005. Sales of Midfield were $495.6 million for the year ended October 31, 2006 as compared with $158.7 million for the year ended October 31, 2005, an increase of $336.9 million due to a full year of sales in 2006. In addition, Red Man US sales were $1,319.7 million for the year ended October 31, 2006 as compared with $1,065.4 million for the year ended October 31, 2005, an increase of $254.3 million due primarily to growth in upstream and midstream oil & gas operations reflecting higher spending by exploration, production & field services companies associated with increased drilling and completion activities.

Cost of Products Sold.  Red Man’s cost of products sold was $1.6 billion for the year ended October 31, 2006 as compared to $1.0 billion for the year ended October 31, 2005. As a percentage of sales, Red Man’s cost of products sold was 85.4% for the year ended October 31, 2006 as compared to 83.6% for the year ended October 31, 2005. The increase of $528.1 million for the year ended October 31, 2006 as compared to the year ended October 31, 2005 was primarily due to the acquisition of Midfield in June 2005 and growth in upstream and midstream oil and gas operations in the United States. In addition, Red Man US cost of products sold was $1,132.5 million for the year ended October 31, 2006 as compared with $886.7 million for the year ended October 31, 2005, an increase of $245.8 million, primarily due to growth in upstream and midstream oil and gas operations reflecting higher spending by exploration, production and field services companies associated with increased drilling and completion activities. The increase in cost of product sold as a percentage of sales of 85.4% in 2006 as compared with 83.6% in 2005 was due to higher cost of product sold percentages for the Midfield business which was a larger percentage of the overall Red Man business in 2006 as compared to 2005 and an overall increase in tubulars cost of product sold percentages in the United States in 2006 as compared to 2005, partially offset by lower cost of product sold percentages of other pipe, valve and fittings business in the United States. Certain purchasing costs and warehousing activities (including receiving, inspection, stocking, picking and packing costs), as well as general warehousing expenses, are included in selling, general and administrative expenses and not in cost of products sold. As such, our gross profit may not be comparable to others who may include these expenses as a component of cost of goods sold. Purchasing and warehousing activities costs approximated $14.8 million for the year ended October 31, 2006 compared to $10.0 million for the year ended October 31, 2005.

Selling, General and Administrative Expenses.  Red Man’s selling, general and administrative expenses were $172.2 million for the year ended October 31, 2006 as compared to $100.2 million for the year ended October 31, 2005. As a percentage of sales, Red Man’s selling, general and administrative expenses were 9.5% for the year ended October 31, 2006 as compared to 8.2% for the year ended October 31, 2005. The increase of $72.0 million for the year ended October 31, 2006 as compared to the year ended October 31, 2005 was due primarily to an additional $47.7 million in expenses for Midfield due to including them for a full year in 2006. In addition, there was an additional $18.2 million in employee related expenses in the United States due primarily to a 12.4% increase in the overall average headcount in 2006 as compared with 2005 due to increased business activities. The increase in selling, general and administrative expenses as a percentage of sales of 9.5% in 2006 as compared with 8.2% in 2005 was primarily due to higher Midfield expenses as a percentage of overall expenses in 2006 as compared with 2005.

Operating Income.  Red Man’s operating income was $92.0 million for the year ended October 31, 2006 as compared to $100.9 million for the year ended October 31, 2005. The decrease of $8.9 million for the year ended October 31, 2006 as compared to the year ended October 31, 2005 was due to an increase in the LIFO reserve of $35.9 million in 2006 as compared to a $0.7 million reduction in 2005, and an increase in selling, general and administrative expenses to $172.2 million in 2006 as compared to $100.2 million in 2005, partially offset by an increase in pre-LIFO gross margin of $300.1 million in 2006 as compared to $200.4 million in 2005.

Interest Expense.  Red Man’s interest expense was $15.0 million for the year ended October 31, 2006 as compared to $8.4 million for the year ended October 31, 2005. The increase of $6.6 million for the year ended October 31, 2006 as compared to the year ended October 31, 2005 was due primarily to $7.3 million of interest on debt of Midfield for the year ended October 31, 2006 as compared to $2.2 million for the year ended October 31, 2005. This increase was primarily due to a full year of interest in 2006 as compared to four and one-half months in 2005 due to the acquisition of Midfield in June 2005. In addition, Red Man U.S. interest expense for the year ended October 31, 2006 was $7.7 million as compared to $6.2 million for the year ended October 31, 2005 due primarily to increased borrowings in 2006 versus 2005.

Other Income (Expense), Net.  Red Man’s other income (expense), net was $3.3 million for the year ended October 31, 2006 as compared to $1.0 million for the year ended October 31, 2005. The increase of $2.3 million for the year ended October 31, 2006 as compared to the year ended October 31, 2005 was primarily due to an insurance settlement related to Hurricanes Katrina and Rita in 2006.

Income Tax Expense.  Red Man’s income tax expense was $26.5 million for the year ended October 31, 2006 as compared to $34.2 million for the year ended October 31, 2005. The decrease of $7.7 million for the year ended October 31, 2006 as compared to the year ended October 31, 2005 was due primarily to a decrease in earnings before income taxes of $13.2 million in 2006 as compared to 2005 as well as a lower effective income tax rate in 2006 as compared to 2005.

Non-Controlling Interest.  Red Man’s non-controlling interest was $0.2 million for the year ended October 31, 2006 as compared to none for the year ended October 31, 2005.

Earnings From Discontinued Operations.  Red Man’s earnings from discontinued operations were $(2.2) million for the year ended October 31, 2006 as compared to $0.5 million for the year ended October 31, 2005. These earnings are associated with Nusco Mfg., a division of Midfield Supply ULC, which was disposed of in June 2006.

Gain on Sale of Discontinued Operations.  Red Man recorded a gain on sale of discontinued operations of $8.2 million for the year ended October 31, 2006 in connection with the disposition by Midfield of Nusco Mfg. in June 2006.

Net Income.  Red Man’s net income was $59.6 million for the year ended October 31, 2006 as compared to $59.8 million for the year ended October 31, 2005, a decrease of $0.2 million.

Liquidity and Capital Resources

Our primary sources of liquidity consist of cash generated from our operating activities, existing cash balances and borrowings under our existing revolving credit facilities. Our ability to generate sufficient cash flows from our operating activities will continue to be primarily dependent on our sales of pipe, valves, fittings and other products and services to our customers at margins sufficient to cover fixed and variable expenses. As of September 25, 2008 we had cash and cash equivalents of $11.9 million and up to $395.2 million available under our revolving credit facilities.

We believe our sources of liquidity will be sufficient to satisfy the anticipated cash requirements associated with our existing operations for at least the next twelve months. However, our future cash requirements could be higher than we currently expect as a result of various factors. Additionally, our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control.

Our credit facilities consist of a $575 million term loan facility, an $800 million revolving credit facility, a $450 million junior term loan facility, and the two credit facilities of our subsidiary Midfield. The $575 million term loan facility was entered into for purposes of financing the GS Acquisition in January 2007, and was subsequently amended in connection with the Red Man Transaction in October 2007. The $800 million revolving credit facility was entered into for purposes of financing the Red Man Transaction in October 2007. The $450 million junior term loan facility was entered into in connection with our May 2008 recapitalization and the proceeds of the facility were distributed by way of a dividend to stockholders of McJunkin Red Man Holding Corporation.

Revolving Credit Facility and Term Loan Facility

Our subsidiary McJunkin Red Man Corporation is the borrower under an $800 million revolving credit facility (the “Revolving Credit Facility”) and a $575 million term loan facility (the “Term Loan Facility” and, together with the Revolving Credit Facility, the “Senior Secured Facilities”). $349.5 million of borrowings were outstanding and $345.7 million were available under the Revolving Credit Facility as of September 25, 2008. Goldman Sachs Credit Partners L.P. and Lehman Brothers Inc. were the co-lead arrangers and joint bookrunners for each of these facilities.

McJunkin Red Man Corporation entered into the Term Loan Facility, as well as a $300 million asset-backed revolving credit facility with The CIT Group/Business Credit, Inc., and the other financial institutions party thereto, in January 2007 for purposes of financing the acquisition of McJunkin Corporation by affiliates of Goldman Sachs. The Term Loan Facility was amended, and the Revolving Credit Facility was entered into, for purposes of financing the Red Man Transaction in October 2007 and refinancing the $300 million asset-backed revolving credit facility. The Revolving Credit Facility was upsized on June 10, 2008 from $650 million to $700 million, was upsized on October 3, 2008 from $700 million to $750 million, and on October 16, 2008 was upsized from $750 million to $800 million. Additionally, on October 8, 2008, Barclays Bank PLC agreed to commit an additional $100 million under the Revolving Credit Facility effective January 2, 2009, which will increase the total commitments under the Revolving Credit Facility to $900 million.

Letter of Credit and Swingline Sublimits.  The Revolving Credit Facility provides for the extension of both revolving loans and swingline loans and the issuance of letters of credit. The aggregate principal amount of revolving loans outstanding at any time under the Revolving Credit Facility may not exceed $800 million, subject to adjustments based on changes in the borrowing base and less the sum of aggregate letters of credit outstanding and the aggregate principal amount of swingline loans outstanding, provided that the borrower may elect to increase the limit on the revolving loans or term loans outstanding as described in “— Incremental Facilities” below. There is a $60 million sub-limit on swingline loans and the total letters of credit outstanding at any time may not exceed $60 million.

Maturity.  The revolving loans have a maturity date of October 31, 2013 and the swingline loans have a maturity date of October 24, 2013. Any letters of credit outstanding under the Revolving Credit Facility will expire on October 24, 2013. The maturity date of the term loans under the Term Loan Facility is January 31, 2014.

Interest Rate and Fees.  The term loans bear interest at a rate per annum equal to, at the borrower’s option, either (i) the greater of the prime rate and the federal funds effective rate plus 0.50%, plus in either case 2.25%; or (ii) LIBOR plus 3.25%. On September 25, 2008, $566.4 million was outstanding under the Term Loan Facility and the interest rate on these loans was 6.05%.

The revolving loans bear interest at a rate per annum equal to, at the borrower’s option, either (i) the greater of the prime rate and the federal funds effective rate plus 0.50%, plus in either case (a) 0.50% if the borrower’s consolidated total debt to consolidated adjusted EBITDA ratio is greater than or equal to 2.75 to 1.00, (b) 0.25% if such ratio is greater than or equal to 2.00 to 1.00 but less than 2.75 to 1.00, or (c) 0.00% if such ratio is less than 2.00 to 1.00; or (ii) LIBOR plus (a) 1.50% if the borrower’s consolidated total debt to consolidated adjusted EBITDA ratio is greater than or equal to 2.75 to 1.00, (b) 1.25% if such ratio is greater than or equal to 2.00 to 1.00 but less than 2.75 to 1.00, or (c) 1.00% if such ratio is less than 2.00 to 1.00. Interest on swingline loans is calculated on the basis of the rate described in clause (i) of the preceding sentence. The weighted average interest rate on the revolving loans as of September 25, 2008 was 3.74% and the interest rate on the swingline loans was 5.00%.

Additionally, the borrower is required to pay a commitment fee with respect to unutilized revolving credit commitments at a rate per annum equal to (i) 0.375% if the borrower’s consolidated total debt to consolidated adjusted EBITDA ratio is greater than or equal to 2.75 to 1.00 and (ii) 0.25% if such ratio is less than 2.75 to 1.00. The borrower is also required to pay fees on the stated amounts of outstanding letters of credit for the account of all revolving lenders at a per annum rate equal to (i) 1.375% if the borrower’s consolidated total debt to consolidated adjusted EBITDA ratio is greater than or equal to 2.75 to 1.00, (ii) 1.125% if such ratio is greater than or equal to 2.00 to 1.00 but less than 2.75 to 1.00, or (iii) 0.875% if such ratio is less than 2.00 to 1.00. The borrower is required to pay a fronting fee for the account of the letter of credit issuer in respect of each letter of credit issued by it at a rate for each day equal to 0.125% per annum on the average daily stated amount of such letter of credit. The borrower is also obligated to pay directly to the letter of credit issuer upon each issuance of, drawing under, and/or amendment of, a letter of credit issued by it such amount as the borrower and the letter of credit issuer agree upon for issuances of, drawings under or amendments of, letters of credit issued by the letter of credit issuer.

Prepayments.  The borrower may voluntarily prepay revolving loans, swingline loans and term loans in whole or in part at the borrower’s option, in each case without premium or penalty. If the borrower refinances the term loans on certain terms prior to October 31, 2008, the borrower will be subject to a prepayment penalty of 1.00% of the aggregate principal amount of such payment. The borrower is required to prepay outstanding term loans with 100% of the net cash proceeds of:

•	a disposition of any business units, assets or other property of the borrower or any of the borrower’s restricted subsidiaries not in the ordinary course of business, subject to certain exceptions for permitted asset sales;

•	a casualty event with respect to collateral for which the borrower or any of its restricted subsidiaries receives insurance proceeds, or proceeds of a condemnation award or other compensation;

•	the issuance or incurrence by the borrower or any of its restricted subsidiaries of indebtedness, subject to certain exceptions; and

•	any sale-leaseback transaction permitted under the Term Loan Facility.

Not later than the date that is 90 days after the last day of any fiscal year, the borrower under the Term Loan Facility will be required to prepay the outstanding term loans under the Term Loan Facility with an amount equal to (i) 50% of “excess cash flow” for such fiscal year, provided that (a) the percentage will be reduced to 25% if the borrower’s ratio of consolidated total debt to consolidated EBITDA for the most recent four consecutive fiscal quarters is no greater than 2.50 to 1.00 but greater than 2.00 to 1.00, and (b) no prepayment of term loans with excess cash flow is required if the borrower’s ratio of consolidated total debt to consolidated EBITDA for the most recent four consecutive fiscal quarters is no greater than 2.00 to 1.00, minus (ii) the principal amount of term loans under the Term Loan Facility voluntarily prepaid during such fiscal year.

In addition, if at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Revolving Credit Facility exceeds the total revolving credit commitments and (ii) the borrowing base, the borrower will be required to repay outstanding loans or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under the Revolving Credit Facility is less than 7% of total revolving credit commitments for any period of five consecutive business days, or an event of default pursuant to certain provisions of the Revolving Credit Facility has occurred, the borrower would be required to transfer funds from certain blocked accounts daily into a collection account under the exclusive control of the agent under the Revolving Credit Facility.

Amortization.  The term loans are repayable in quarterly installments in an amount equal to the principal amount of the term loans outstanding on the quarterly installment date multiplied by 0.25%, with the balance of the principal amount due on the term loan maturity date of January 31, 2014.

Incremental Facilities.  Subject to certain terms and conditions, the borrower may request an increase in revolving loan commitments and term loan commitments. The increase in revolving loan commitments may not exceed the sum of (i) $150 million, plus (ii) only after the entire amount in the preceding clause (i) is drawn, an amount such that on a pro forma basis after giving effect to the new revolving credit commitments and certain other specified transactions, the secured leverage ratio will be no greater than 4.75 to 1.00. The borrower’s ability to borrow under such incremental facilities, however, would still be limited by the borrowing base. The incremental term loan commitments may not exceed the difference between (i) up to $100 million, and (ii) the sum of all incremental revolving commitments and incremental term loan commitments taken together. Any lender that is offered to provide all or part of the new revolving loan commitments or new term loan commitments may elect or decline, in its sole discretion, to provide such new commitments. No lender is required to fund any of such amounts.

Collateral and Guarantors.  The obligations under the Senior Secured Facilities are guaranteed by the borrower’s wholly owned domestic subsidiaries. The obligations under the Revolving Credit Facility are secured, subject to certain significant exceptions, by substantially all of the assets of the borrower and the subsidiary guarantors, including (i) a first-priority security interest in personal property consisting and arising from inventory and accounts receivable; (ii) a second-priority pledge of certain of the capital stock held by the borrower or any subsidiary guarantor; and (iii) a second-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of the borrower and each subsidiary guarantor. The obligations under the Term Loan Facility are secured, subject to exceptions, by substantially all of the assets of the borrower and the subsidiary guarantors, including (i) a second-priority security interest in personal property consisting of and arising from inventory and accounts receivable; (ii) a first-priority pledge of certain of the capital stock held by the borrower or any subsidiary guarantor; and (iii) a first-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of the borrower and each subsidiary guarantor.

Covenants.  The Senior Secured Facilities contain customary covenants. These agreements, among other things, restrict, subject to certain exceptions, the ability of the borrower and its subsidiaries to incur additional indebtedness, create liens on assets, engage in mergers, consolidations or sales of assets, dispose of subsidiary interests, make investments, loans or advances, pay dividends, make payments with respect to subordinated indebtedness, enter into sale and leaseback transactions, change the business conducted by the borrower and its subsidiaries taken as a whole, and enter into agreements that restrict subsidiary dividends or limit the ability of the borrower or any subsidiary guarantor to create or keep liens for the benefit of the lenders with respect to the obligations under the Senior Secured Facilities. The Senior Secured Facilities require the borrower to enter into interest rate swap, cap and hedge agreements for purposes of ensuring that no less than 50% of the aggregate principal amount of the total indebtedness of the borrower and its subsidiaries then outstanding is either subject to such interest rate agreements or bears interest at a fixed rate.

The Term Loan Facility requires the borrower to maintain a maximum ratio of consolidated total debt to consolidated adjusted EBITDA and a minimum ratio of consolidated adjusted EBITDA to consolidated interest expense. Each of these ratios is calculated for the period that is four consecutive fiscal quarters prior to the date of calculation. These financial covenants are set forth in the table below:

	Maximum	Minimum
	Consolidated	Consolidated
	Total Debt to	Adjusted EBITDA to
	Consolidated	Consolidated
	Adjusted EBITDA	Interest Expense
Four Consecutive Fiscal Quarters Ending on:	Ratio	Ratio

September 30, 2008	4.25:1.00 (a)	3.00:1.00 (b)
December 31, 2008	4.25:1.00	3.00:1.00
March 31, 2009	3.50:1.00	3.25:1.00
June 30, 2009	3.50:1.00	3.25:1.00
September 30, 2009	3.50:1.00	3.25:1.00
December 31, 2009	3.50:1.00	3.25:1.00
March 31, 2010	2.75:1.00	3.25:1.00
June 30, 2010	2.75:1.00	3.25:1.00
September 30, 2010	2.75:1.00	3.25:1.00
December 31, 2010	2.75:1.00	3.25:1.00
March 31, 2011	2.50:1.00	3.25:1.00
June 30, 2011	2.50:1.00	3.25:1.00
September 30, 2011	2.50:1.00	3.25:1.00
December 31, 2011	2.50:1.00	3.25:1.00
March 31, 2012 and thereafter	2.50:1.00	3.50:1.00

(a)	The borrower’s actual consolidated total debt to consolidated Adjusted EBITDA ratio was 2.44:1.00 for the four fiscal quarters ending on December 31, 2007 and was 1.70:1.00 for the four fiscal quarters ending on September 30, 2008.

(b)	The borrower’s actual consolidated Adjusted EBITDA to consolidated interest expense ratio was 5.27:1.00 for the four fiscal quarters ending on December 31, 2007 and was 9.35:1.00 for the four fiscal quarters ending on September 30, 2008.

If the borrower fails to comply with the consolidated total debt to consolidated adjusted EBITDA ratio, then within ten days after the date on which financial statements for the applicable period are due under the Term Loan Facility, the Goldman Sachs Funds and other investors in the borrower (or any direct or indirect parent of the borrower) have a cure right which allows any of them to make a direct or indirect equity investment in the borrower or any restricted subsidiary of the borrower in cash. If such cure right is exercised, the consolidated total debt to consolidated adjusted EBITDA ratio of the borrower will be recalculated to give pro forma effect to the net cash proceeds received from the exercise of the cure right. The cure right is subject to certain limitations. For the four prior consecutive fiscal quarters, there must be at least one fiscal quarter in which the cure right is not exercised. Additionally, the equity investment contributed under the cure right may not exceed the amount necessary to bring the borrower back into compliance with the restrictions regarding the borrower’s consolidated total debt to consolidated adjusted EBITDA ratio.

The computation of the consolidated total debt to consolidated adjusted EBITDA ratio and the consolidated adjusted EBITDA to consolidated interest expense ratio are governed by the specific terms of the Term Loan Facility. The computation of these ratios requires a calculation of consolidated adjusted EBITDA. In general, under the terms of our Revolving Credit Facility, Term Loan Facility and our Junior Term Loan Facility (as described below), adjusted EBITDA is defined as consolidated net income, plus (without duplication and to the extent already deducted in arriving at consolidated net income):

•	total interest expense and to the extent not reflected in such total interest expense, any losses on hedging obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, net of interest income and gains on such hedging obligations and costs of surety bonds in connection with financing activities;

•	provisions for taxes based on income, profits or capital, including state, franchise and similar taxes and foreign withholding taxes paid or accrued;

•	depreciation and amortization;

•	other non-cash charges;

•	extraordinary losses and unusual or non-recurring charges, severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans;

•	restructuring charges or reserves;

•	any deductions attributable to minority interests;

•	management, monitoring, consulting and advisory fees and related expenses paid to the Goldman Sachs Funds and their affiliates;

•	any costs or expenses incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of McJunkin Red Man Corporation or net cash proceeds of an issuance of stock or stock equivalents of McJunkin Red Man Corporation; and

•	(i) for any period that includes a fiscal quarter occurring prior to the fifth fiscal quarter occurring after January 31, 2007, certain specified cost savings and (ii) for any period that includes a fiscal quarter occurring thereafter, the amount of net cost savings that we project in good faith to be realized as a result of specified actions taken by us in connection with certain specified transactions, including the Red Man Transaction (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions, subject to certain limitations and exceptions with respect to clause (ii) above;

less, without duplication and to the extent included in arriving at consolidated net income, the sum of the following:

•	extraordinary gains and unusual or non-recurring gains;

•	non-cash gains (excluding any non-cash gain to the extent it represents the reversal of an accrual or reserve for a potential cash item that reduced consolidated net income in any prior period);

•	gains on asset sales (other than asset sales in the ordinary course of business);

•	any net after-tax income from the early extinguishment of indebtedness or hedging obligations or other derivative instruments; and

•	all gains from investments recorded using the equity method;

provided that certain adjustments, such as certain currency translation gains and losses and adjustments resulting from the application of Statement of Financial Accounting Standards No. 133, shall be excluded from the calculation of consolidated adjusted EBITDA to the extent they are included in consolidated net income. Additionally, to the extent included in consolidated net income, the adjusted EBITDA of properties, businesses or assets acquired during the applicable period shall be included in the calculation of consolidated adjusted EBITDA to the extent not subsequently disposed of, and the adjusted EBITDA of properties, businesses and assets sold during the applicable period shall be excluded from the calculation of adjusted EBITDA.

Also, the calculation of consolidated adjusted EBITDA with respect to any period includes, to the extent included in consolidated net income, for the four consecutive fiscal quarters last ended to the extent such four-quarter period includes all or any part of a fiscal quarter included in a “post-acquisition period” (a period beginning on the date that a permitted acquisition is consummated and ending on the last day of the fourth full fiscal quarter immediately following the date that the permitted acquisition is consummated), a pro forma adjustment equal to the increase or decrease in consolidated adjusted EBITDA projected by us in good faith as a result of (i) actions taken during such post-acquisition period for the purposes of realizing reasonably identifiable and factually supportable cost savings or (ii) any additional costs incurred during such post-acquisition period, in each case in connection with the combination of the operations of such acquired entity or business with our operations. For purposes of this calculation, it may be assumed that such cost savings will be realizable during the entirety of the four consecutive fiscal quarters last ended, and that any such pro forma increase or decrease to consolidated adjusted EBITDA shall be without duplication for cost savings or additional costs already included in consolidated adjusted EBITDA for the four consecutive fiscal quarters last ended.

We present consolidated adjusted EBITDA, or Adjusted EBITDA, because it is a material component of material covenants within our Term Loan Facility and Junior Term Loan Facility and also affects the interest rate charged on revolving loans under our Revolving Credit Facility. As such, it has a material impact on our liquidity and financial position. However, Adjusted EBITDA is not a defined term under GAAP and should not be considered as an alternative to net income as a measure of operating results or as an alternative to cash flows as a measure of liquidity. Adjusted EBITDA is calculated as follows:

	Predecessor			Successor	Pro Forma	Successor	Pro Forma	Successor
	Year	Year	One Month	Eleven Months	Year	Eight Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	January 30,	December 31,	December 31,	September 27,	September 27,	September 25,
	2005	2006	2007	2007	2007	2007	2007	2008
					(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In millions)

Net income	$52.5	$69.6	$6.6	$56.9	$150.8	$34.2	$93.6	$157.9
Plus:
Interest expense	2.7	2.8	0.1	61.7	60.8	39.4	49.4	57.8
Income tax expense	36.6	48.3	4.6	36.5	90.5	23.0	56.3	96.0
Amortization of intangibles	0.3	0.3	—	10.5	24.6	7.6	21.5	24.2
Depreciation and amortization	3.7	3.9	0.3	5.4	10.8	2.9	6.5	8.1
Stock-based compensation	—	—	—	3.0	2.9	2.1	4.3	7.0
Red Man pre-merger contribution	—	—	13.1	142.2	—	121.6	—	—
Midway pre-acquisition contribution	—	—	1.0	2.8	3.8	2.8	3.8	—
LIFO expense	20.2	12.2	—	10.3	10.3	5.1	5.1	115.0
Non-recurring and transaction-related expenses(a)	—	0.4	—	12.7	12.7	3.9	3.9	23.8
Minority interest / Midfield employee profit sharing plan	—	—	0.4	0.9	1.3	—	—	2.2
Transaction cost savings	—	—	—	1.1	1.1	—	—	—
Other(b)	(0.4)	1.6	(0.1)	0.9	0.8	0.4	0.4	1.2

Adjusted EBITDA	$115.6	$139.1	$26.0	$344.9	$370.4	$243.0	$244.8	$493.2

(a)	Includes transaction costs associated with the GS Acquisition, our acquisition of Midway-Tristate Corporation, the Red Man Transaction, our May 2008 recapitalization and this offering.

(b)	Includes franchise tax expense, certain consulting fees, gains and losses on the sale of assets and other nonrecurring items.

Although the Revolving Credit Facility does not require the borrower to comply with any financial ratio maintenance covenants, if less than 7% of the then-outstanding credit commitments are available to be borrowed under the Revolving Credit Facility at any time, the borrower will not be permitted to borrow additional amounts unless its pro forma ratio of consolidated adjusted EBITDA to consolidated fixed charges is at least 1.00 to 1.00.

The Term Loan Facility provides that the borrower and its restricted subsidiaries may not make, or commit to make, capital expenditures in excess of $25 million in any year. If the actual amount of capital expenditures made in any fiscal year is less than the amount permitted to be made in such fiscal year, the amount of such difference may be carried forward and used to make capital expenditures in the succeeding fiscal year, though the carried forward amount may not be used beyond the immediately succeeding fiscal year.

Events of Default.  The Senior Secured Facilities contain customary events of default. The events of default include the failure to pay interest and principal when due, failure to pay fees and any other amounts owed under the Senior Secured Facilities when due, a breach of certain covenants in the Senior Secured Facilities, a breach of any representation or warranty contained in the Senior Secured Facilities in any material respect, defaults in payments with respect to any other indebtedness in excess of $15 million (under the Term Loan Facility) or in excess of $30 million (under the Revolving Credit Facility), defaults with respect to other indebtedness in excess of $15 million (under the Term Loan Facility) or in excess of $30 million (under the Revolving Credit Facility) that has the effect of accelerating such indebtedness, bankruptcy, certain events relating to employee benefits plans, failure of a material subsidiary’s guarantee to remain in full force and effect, failure of the security agreement, pledge agreements pursuant to which the stock of any material subsidiary is pledged, or any mortgage for the benefit of the lenders under the Term Loan Facility to remain in full force and effect, entry of one or more judgments or decrees against the borrower or its restricted subsidiaries involving a liability of $15 million or more in the aggregate (under the Term Loan Facility) or $30 million or more in the aggregate (under the Revolving Credit Facility), and the invalidation of subordination provisions of any document evidencing permitted additional debt having a principal amount in excess of $15 million.

The Senior Secured Facilities also contain an event of default upon the occurrence of a change of control. Under the Senior Secured Facilities, a “change of control” shall have occurred if (i) the Goldman Sachs Funds and certain of their affiliates shall cease to beneficially own at least 35% of the voting power of the outstanding voting stock of the borrower (other than as a result of one or more widely distributed offerings of the common stock of the borrower or any direct or indirect parent of the borrower); or (ii) any person, entity or “group” (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended) shall have acquired beneficial ownership of a percentage of the voting power of the outstanding voting stock of the borrower that exceeds the percentage of the voting power of such voting stock then beneficially owned, in the aggregate, by the Goldman Sachs Funds and certain of their affiliates, unless, in the case of either clause (i) or (ii) above, the Goldman Sachs Funds and certain of their affiliates have, at such time, the right or the ability by voting power, contract or otherwise to elect or designate for election at least a majority of the board of directors of the borrower; or (iii) a majority of the board of directors of the borrower ceases to consist of “continuing directors”, defined as individuals who (a) were members of the board of directors of the borrower on October 31, 2007 (or January 31, 2007 for purposes of determining whether an event of default has occurred under the Term Loan Facility), (b) who have been a member of the board of directors for at least 12 preceding months, (c) who have been nominated to be a member of the board of directors, directly or indirectly, by the Goldman Sachs Funds and certain of their affiliates or persons nominated by the Goldman Sachs Funds and certain of their affiliates or (d) who have been nominated to be a member of the board of directors by a majority of the other continuing directors then in office.

Junior Term Loan Facility

On May 22, 2008, McJunkin Red Man Holding Corporation, as the borrower, entered into a $450 Million Term Loan Credit Agreement (the “Junior Term Loan Facility”). Goldman Sachs Credit Partners

L.P. and Lehman Brothers Inc. were the co-lead arrangers and joint bookrunners under this facility. The proceeds from the Junior Term Loan Facility, along with $25 million in proceeds from revolving loans drawn under the Revolving Credit Facility, were used to fund a dividend to McJunkin Red Man Holding Corporation’s stockholders, including PVF Holdings LLC. PVF Holdings LLC distributed the proceeds it received from the dividend to its members, including the Goldman Sachs Funds and certain of our directors and members of our management. See “Certain Relationships and Related Party Transactions — Transactions with the Goldman Sachs Funds — May 2008 Dividend”. The term loans under the Junior Term Loan Facility are not subject to amortization and the principal of such loans must be repaid on January 31, 2014.

Interest Rate and Fees.  The term loans under the Junior Term Loan Facility bear interest at a rate per annum equal to, at the borrower’s option, either (i) the greater of the prime rate and the federal funds effective rate plus 0.50%, plus in either case 2.25%, or (ii) LIBOR multiplied by the statutory reserve rate plus 3.25%.

Prepayments.  We may voluntarily prepay term loans under the Junior Term Loan Facility in whole or in part at our option, without premium or penalty. After the payment in full of the term loans under the Term Loan Facility, we will be required to prepay outstanding term loans under the Junior Term Loan Facility with 100% of the net cash proceeds of:

•	a disposition of any of our or our restricted subsidiaries’ business units, assets or other property not in the ordinary course of business, subject to certain exceptions for permitted asset sales;

•	a casualty event with respect to collateral for which we or any of our restricted subsidiaries receives insurance proceeds, or proceeds of a condemnation award or other compensation;

•	the issuance or incurrence by us or any of our restricted subsidiaries of indebtedness, subject to certain exceptions; and

•	any sale-leaseback transaction permitted under the Junior Term Loan Facility.

Also, after the payment in full of the term loans under the Term Loan Facility, not later than the date that is 90 days after the last day of any fiscal year, we will be required to prepay the outstanding term loans under the Junior Term Loan Facility with an amount equal to (i) 50% of “excess cash flow” for such fiscal year, provided that (a) the percentage will be reduced to 25% if the borrower’s ratio of consolidated total debt to consolidated adjusted EBITDA for the most recent four consecutive fiscal quarters is no greater than 2.50 to 1.00 but greater than 2.00 to 1.00, and (b) no prepayment of term loans with excess cash flow is required if the borrower’s ratio of consolidated total debt to consolidated adjusted EBITDA for the most recent four consecutive fiscal quarters is no greater than 2.00 to 1.00, minus (ii) the principal amount of term loans under the Junior Term Loan Facility voluntarily prepaid during such fiscal year.

We must also prepay the principal amount of the term loans under the Junior Term Loan Facility with 50% of the cash proceeds received by us from a “Qualified IPO”, net of underwriting discounts and commissions and other related reasonable costs and expenses. A “Qualified IPO” is defined as a bona fide underwritten sale to the public of our common stock or the common stock of any of our direct or indirect subsidiaries or our direct or indirect parent companies pursuant to a registration statement that is declared effective by the SEC or the equivalent offering on a private exchange or platform. Prepayment is only required if we or one of our subsidiaries receives cash proceeds from the Qualified IPO.

Collateral.  The term loans under the Junior Term Loan Facility are secured by perfected security interests in and liens on substantially all of the personal property and certain real property of McJunkin Red Man Holding Corporation, including the common stock we hold of McJunkin Red Man Corporation. The term loans are not guaranteed by any of our subsidiaries or by PVF Holdings LLC.

Certain Covenants and Events of Default.  The Junior Term Loan Facility contains customary covenants for a holding company facility. These agreements, among other things, restrict, subject to certain exceptions, the ability of the borrower to incur additional indebtedness, create liens on assets, and engage in activities or own assets other than certain specified activities and assets. Also, the Junior Term Loan Facility requires the borrower to maintain a maximum ratio of consolidated total debt to consolidated adjusted EBITDA and a minimum ratio of consolidated adjusted EBITDA to consolidated interest expense. Each of these ratios is calculated for the period that is four consecutive fiscal quarters prior to the date of calculation. These financial covenants are set forth in the table below:

	Maximum	Minimum
	Consolidated	Consolidated
	Total Debt to	Adjusted EBITDA to
	Consolidated	Consolidated
	Adjusted EBITDA	Interest Expense
Four Consecutive Fiscal Quarters Ending on:	Ratio	Ratio

September 30, 2008	4.75:1.00 (a)	2.50:1.00 (b)
December 31, 2008	4.75:1.00	2.50:1.00
March 31, 2009	4.00:1.00	2.75:1.00
June 30, 2009	4.00:1.00	2.75:1.00
September 30, 2009	4.00:1.00	2.75:1.00
December 31, 2009	4.00:1.00	2.75:1.00
March 31, 2010	3.25:1.00	2.75:1.00
June 30, 2010	3.25:1.00	2.75:1.00
September 30, 2010	3.25:1.00	2.75:1.00
December 31, 2010	3.25:1.00	2.75:1.00
March 31, 2011	3.00:1.00	2.75:1.00
June 30, 2011	3.00:1.00	2.75:1.00
September 30, 2011	3.00:1.00	2.75:1.00
December 31, 2011	3.00:1.00	2.75:1.00
March 31, 2012 and thereafter	3.00:1.00	3.00:1.00

(a)	The borrower’s actual consolidated total debt to consolidated Adjusted EBITDA ratio was 2.44:1.00 for the four fiscal quarters ending on December 31, 2007 and was 1.70:1.00 for the four fiscal quarters ending on September 30, 2008.

(b)	The borrower’s actual consolidated Adjusted EBITDA to consolidated interest expense ratio was 5.27:1.00 for the four fiscal quarters ending on December 31, 2007 and was 9.35:1.00 for the four fiscal quarters ending on September 30, 2008.

Consolidated adjusted EBITDA is calculated under the Junior Term Loan Facility in a similar manner as under the Senior Secured Facilities. See “Description of Our Indebtedness — Revolving Credit Facility and Term Loan Facility — Covenants”.

The Junior Term Loan Facility provides that the borrower and its restricted subsidiaries may not make, or commit to make, capital expenditures in excess of $30 million in any year. If the actual amount of capital expenditures made in any fiscal year is less than the amount permitted to be made in such fiscal year, the amount of such difference may be carried forward and used to make capital expenditures in the succeeding fiscal year, though the carried forward amount may not be used beyond the immediately succeeding fiscal year.

If the borrower fails to comply with the consolidated total debt to consolidated adjusted EBITDA ratio, then the Goldman Sachs Funds and other investors in the borrower have a cure right that is similar to the cure right provided with respect to the Term Loan Facility. See “Description of Our Indebtedness — Revolving Credit Facility and Term Loan Facility — Covenants”.

The Junior Term Loan Facility also contains customary events of default that are similar to the events of default under the Senior Secured Credit Facilities, including an event of default upon a change of control. See “Description of Our Indebtedness — Revolving Credit Facility and Term Loan Facility — Events of Default”.

Purchases of Outstanding Loans.  Subject to certain terms and conditions, the Goldman Sachs Funds and their affiliates may from time to time seek to purchase term loans under the Junior Term Loan Facility from the lenders under the facility pursuant to open market purchases in an aggregate amount not to exceed 30% of the aggregate principal amount of the loans outstanding under the Junior Term Loan Facility. The Goldman Sachs Funds and their affiliates may contribute such purchased loans to PVF Holdings LLC as an equity contribution in return for equity interests in PVF Holdings LLC and PVF Holdings LLC will then contribute such loans to the borrower under the Junior Term Loan Facility as an equity contribution in return for additional stock of the borrower. In the case of such purchases of term loans by the Goldman Sachs Funds and their affiliates followed by contributions of the purchased loans to PVF Holdings LLC and then to the borrower, the loans subject to such purchases and contributions shall be cancelled.

In addition, the borrower under the Junior Term Loan Facility may from time to time seek to purchase, subject to certain terms and conditions, term loans under the Junior Term Loan Facility from the lenders under the facility pursuant to open market purchases. In the case of such purchases by the borrower, the loans subject to such purchases shall be cancelled.

Midfield CDN$150 Million (US$144.94 Million) Revolving Credit Facility

One of our subsidiaries, Midfield Supply ULC, is the borrower under a CDN$150 million (US$144.94 million) revolving credit facility (the “Midfield Revolving Credit Facility”) with Bank of America, N.A. and certain other lenders from time to time parties thereto. Proceeds from this facility may be used by Midfield for working capital and other general corporate purposes. As of September 25, 2008, US$70.9 million of borrowings were outstanding and US$49.2 million were available under the Midfield Revolving Credit Facility. The facility provides for the extension of up to CDN$150 million (US$144.94 million) in revolving loans, subject to adjustments based on the borrowing base and less the aggregate letters of credit outstanding under the facility. Letters of credit may be issued under the facility subject to certain conditions, including a CDN$10 million (US$9.66 million) sub-limit. The revolving loans have a maturity date of November 2, 2010. All letters of credit issued under the facility must expire at least 20 business days prior to November 2, 2010.

Interest Rate and Fees.  The revolving loans bear interest at a rate equal to either (i) the Canadian prime rate, plus (a) 0.25% if the “average daily availability” (as defined in the loan and security agreement for the facility) for the previous fiscal quarter was less than CDN$30 million (US$28.99 million) or (b) 0.00% if the average daily availability for the previous fiscal quarter was greater than or equal to CDN$30 million (US$28.99 million), or, at the borrower’s option, (ii) the rate of interest per annum equal to the rates applicable to Canadian Dollar Bankers’ Acceptances having a comparable term as the proposed loan displayed on the “CDOR Page” of Reuter Monitor Money Rates Service, plus (a) 1.75% if the average daily availability for the previous fiscal quarter was less than CDN$30 million (US$28.99 million), (b) 1.50% if the average daily availability for the previous fiscal quarter was greater than or equal to CDN$30 million (US$28.99 million) but less than CDN$60 million (US$57.98 million), or (c) 1.25% if the if the average daily availability for the previous fiscal quarter was greater than or equal to CDN$60 million (US$57.98 million).

The borrower must pay a monthly unused line fee with respect to unutilized revolving loan commitments equal to (i) 0.25% if the outstanding amount of borrowings under the facility for the immediately preceding fiscal quarter are greater than 50% of the revolving loan commitments, or (ii) 0.375% if otherwise. The borrower must pay a monthly fronting fee equal to 0.125% per annum of the stated amount of letters of credit issued and must also pay a monthly fee to the agent on the average daily stated amount of letters of credit issued equal to (i) 1.75% if the average daily availability for the previous fiscal quarter was less than CDN$30 million (US$28.99 million), (ii) 1.50% if the average daily availability for the previous fiscal quarter was greater than or equal to CDN$30 million (US$28.99 million) but less than CDN$60 million (US$57.98 million), or (iii) 1.25% if the average daily availability for the previous fiscal quarter was greater than or equal to CDN$60 million (US$57.98 million).

Prepayments.  The borrower may prepay the revolving loans from time to time without premium or penalty.

Collateral and Guarantors.  The Midfield Revolving Credit Facility is secured by substantially all of the personal property of Midfield Supply ULC and its subsidiary guarantors, Mega Production Testing Inc. and Hagan Oilfield Supply Ltd.

Certain Covenants and Events of Default.  The Midfield Revolving Credit Facility contains customary covenants. These agreements, among other things, restrict, subject to certain exceptions, the ability of the borrower and its subsidiaries to incur additional indebtedness, create liens on assets, make distributions, make investments, sell, lease or transfer assets, make loans or advances, pay certain debt, amalgamate, merge, combine or consolidate with another entity, enter into certain types of restrictive agreements, engage in any business other than the business conducted by the borrower and its subsidiaries on the closing date of the Midfield Revolving Credit Facility, enter into transactions with affiliates, become a party to certain employee benefit plans, enter into certain amendments with respect to subordinated debt, make acquisitions, enter into transactions which would reasonably be expected to have a material adverse effect or cause a default, enter into sale and leaseback transactions, and terminate certain agreements.

Additionally, the Midfield Revolving Credit Facility requires the borrower to maintain a leverage ratio of no greater than 3.50 to 1.00 (measured on a monthly basis) and to maintain a fixed charge coverage ratio of at least 1.15 to 1.00 (measured on a monthly basis). The facility also prohibits the borrower and its subsidiaries from making capital expenditures in excess of $5 million in the aggregate during any fiscal year, subject to exceptions for certain expenditures and provided that if the actual amount of capital expenditures made in any fiscal year is less than the amount permitted to be made in such fiscal year, up to $250,000 of such excess may be carried forward and used to make capital expenditures in the succeeding fiscal year.

The Midfield Revolving Credit Facility contains customary events of default. The events of default include, among others, the failure to pay interest, principal and other obligations under the facility’s loan documents when due, a breach of any representation or warranty contained in the loan documents, breaches of certain covenants, the failure of any loan document to remain in full force and effect, a default with respect to other indebtedness in excess of $250,000 if the other indebtedness may be accelerated due to such default, judgments against the borrower and its subsidiaries in excess of $250,000 in the aggregate, the occurrence of any loss or damage with respect to the collateral if the amount not covered by insurance exceeds $100,000, cessation or governmental restraint of a material part of the borrower’s or a subsidiary’s business, insolvency, certain events related to benefits plans, the criminal indictment of a senior officer of the borrower or a guarantor or the conviction of a senior officer of the borrower or a guarantor of certain crimes, an amendment to the shareholders agreement among Midfield Supply ULC, the entity now known as McJunkin Red Man Canada Ltd. and Midfield Holdings (Alberta) Ltd. without the prior written consent of Bank of America, N.A., and any event or condition that has a material adverse effect on the borrower or a guarantor.

A “change of control” is also an event of default. A “change of control” occurs if (i) McJunkin Red Man Canada Ltd. ceases to own and control, directly or indirectly, 51% or more of the voting equity interests of Midfield Supply ULC, (ii) a change in the majority of directors of Midfield Supply ULC occurs, unless approved by the then-majority of directors, or (iii) all or substantially all of Midfield Supply ULC’s assets are sold or transferred.

Midfield CDN$15 Million (US$14.49 Million) Facility

One of our subsidiaries, Midfield Supply ULC, is also the borrower under a CDN$15 million (US$14.49 million) credit facility with Alberta Treasury Branches. The facility is secured by substantially all of the real property and equipment of Midfield Supply ULC and its subsidiary guarantors. The facility contains customary covenants and events of default. The borrower’s leverage ratio must not exceed 3.50 to 1.00, its fixed charge coverage ratio must be at least 1.15 to 1.00, and its ratio of tangible asset value to borrowings outstanding must be at least 2.00 to 1.00.

The Midfield CDN$15 million (US$14.49 million) facility and the Midfield CDN$150 million (US$144.94 million) facility are subject to an intercreditor agreement which relates to, among other things, priority of liens and proceeds of sale of collateral. The loans under the Midfield CDN$15 million (US$14.49 million) facility have a maturity date of May 31, 2010.

Cash Flows

The following table sets forth our cash flows for the periods indicated below:

	Red Man Standalone			Predecessor			Successor
							Eleven	Eight	Nine
	Year			Year		Month	Months	Months	Months
	Ended			Ended		Ended	Ended	Ended	Ended
	October 31,			December 31,		January 30,	December 31,	September 27,	September 25,
	2005	2006	2007	2005	2006	2007	2007	2007	2008
								(Unaudited)	(Unaudited)
	(In thousands)
Net cash provided by (used in)
Operating activities	$(11,419)	$(56,459)	$102,284	$30,385	$18,352	$6,617	$110,226	$38,013	$16,661
Investing activities	(50,411)	3,497	(12,510)	(6,701)	(3,262)	(158)	(1,788,920)	(932,906)	(120,917)
Financing activities	60,904	52,663	(78,170)	(21,084)	(17,207)	(8,254)	1,687,188	900,473	106,304
Effect of exchange rates on cash and cash equivalents	18	(161)	1,805	—	—	—	(372)	—	(212)
Net increase (decrease) in cash and cash equivalents	$(908)	$(460)	$13,409	$2,600	$(2,117)	$(1,795)	$8,122	$5,580	$2,048

Cash Flows Provided by (Used in) Operating Activities

McJunkin Red Man

Our net cash provided by operating activities for the nine months ended September 25, 2008 was $16.7 million. Cash provided by operations was primarily attributable to net income of $157.9 million plus non-cash charges, primarily depreciation, amortization and stock-based compensation, of $43.0 million. These increases were partially offset by increases in operating assets of $476.7 million (primarily accounts receivable and inventory) and increases in accounts payable and other current liabilities of $292.5 million.

Our net cash provided by operating activities for the eight months ended September 27, 2007 was $38.0 million. Cash provided by operations was primarily attributable to net income of $34.3 million plus non-cash charges, primarily depreciation, amortization and stock-option based compensation, of $14.7 million. These increases were partially offset by increases in operating assets of $52.9 million (primarily accounts receivable) and increases in accounts payable and other current liabilities of $41.9 million.

Net cash provided by Red Man’s operations is included in our net cash provided by operating activities for the nine months ended September 25, 2008, but not in our net cash provided by operating activities for the eight months ended September 27, 2007. As a result, our cash flows for the two periods are not necessarily comparable.

Our net cash provided by operating activities for the eleven months ended December 31, 2007 was $110.2 million. Cash provided by operations was primarily attributable to net income of $56.9 million plus non-cash charges, primarily depreciation, amortization and stock-based compensation, of $26.9 million. In addition, we had decreases in operating assets of $78.7 million (primarily accounts receivable and inventory), partially offset by decreases in accounts payable and other current liabilities of $52.3 million.

McJunkin

McJunkin’s net cash provided by operating activities for the one month ended January 31, 2007 was $6.6 million. Cash provided by operations was primarily attributable to net income of $6.6 million plus non-cash charges, primarily depreciation, amortization and stock based compensation, of $0.6 million. The company’s decrease in operating assets of $10.1 million was offset by a decrease in accounts payable and other current liabilities of $10.7 million.

McJunkin’s net cash provided by operating activities for the year ended December 31, 2006 was $18.4 million. Cash provided by operations was attributable to net income of $69.6 million plus non-cash charges, primarily depreciation, amortization and deferred income taxes, of $11.9 million, including $4.1 million relating to our minority interest in McJunkin Appalachian. These increases were partially offset by increases in operating assets of $47.9 million (primarily inventory) and decreases in accounts payable and other current liabilities of $15.0 million.

McJunkin’s net cash provided by operating activities for the year ended December 31, 2005 was $30.4 million. Cash provided by operations was attributable to net income of $52.5 million plus non-cash charges of $1.6 million (primarily depreciation of $3.7 million, deferred taxes of ($4.9) million, and $2.8 million relating to our minority interest in McJunkin Appalachian. In addition, McJunkin had increases in operating assets of $83.1 million (primarily accounts receivable and inventory) and increases in accounts payable and other current liabilities of $60.6 million.

Red Man

Red Man’s net cash provided by operating activities for the year ended October 31, 2007 was $102.3 million. Cash provided by operations was attributable to net income of $82.2 million plus non-cash charges, primarily depreciation, amortization and write-off of obsolete inventories and deferred income taxes, of $20.0 million, plus a non-cash charge for impairment loss on goodwill and intangible assets of $5.1 million, plus a decrease in operating assets, including accounts receivable and inventories, of $10.1 million, offset by a decrease in accounts payable and other net liabilities of $15.1 million.

Red Man’s net cash used in operating activities for the year ended October 31, 2006 was $56.5 million. Cash used by operations was attributable to net income of $59.7 million plus non-cash charges, primarily depreciation, amortization and write-off of obsolete inventories, of $9.4 million, plus an increase in accounts payable and other net liabilities of $52.5 million, offset by increases in operating assets, including accounts receivable and inventories of $161.5 million and reduced by a gain on discontinued operations of $16.6 million which was included in net income.

Red Man’s net cash used in operating activities for the year ended October 31, 2005 was $11.4 million. Cash used by operations was attributable to net income of $59.8 million plus non-cash charges, primarily depreciation, amortization and deferred income taxes, of $20.5 million, plus an increase in accounts payable and other net liabilities of $32.6 million, offset by increases in operating assets, including accounts receivable and inventories of $124.3 million.

Cash Flows Provided by (Used in) Investing Activities

McJunkin Red Man

Our net cash used in investing activities for the nine months ended September 25, 2008 was $120.9 million. We used $11.4 million in conjunction with the acquisition of Red Man Pipe & Supply, $100.4 in conjunction with the acquisition of the remaining interest in Midfield Supply ULC and $12.4 million for purchases of property, plant and equipment.

Our net cash used in investing activities for the eight months ended September 27, 2007 was $932.9 million. This was attributable to the GS Acquisition of McJunkin Corporation in January 2007 ($849.1 million) and our acquisition of Midway-Tristate Corporation in April 2007 ($83.3 million). We also used $3.4 million to purchase property, plant and equipment and had investment income of $2.7 million.

Our net cash used in investing activities for the eleven months ended December 31, 2007 was $1.8 billion. This was attributable to the GS Acquisition of McJunkin Corporation in January 2007 ($849.1 million), our acquisition of Midway-Tristate Corporation in April 2007 ($83.3 million), and the business combination with Red Man ($852.4 million). We also used $5.5 million to purchase property, plant and equipment.

McJunkin

McJunkin’s net cash used in investing activities for the one month ended January 31, 2007 was $0.2 million. The company used $0.4 million to purchase property, plant and equipment and received proceeds of $0.2 million from the sale of certain investments.

McJunkin’s net cash used in investing activities for the year ended December 31, 2006 was $3.3 million. The company used $5.3 million to purchase property, plant and equipment and received $1.6 million in life insurance proceeds related to a shareholder who was not active in the business.

McJunkin’s net cash used in investing activities for the year ended December 31, 2005 was $6.7 million. Primarily, the company used $8.7 million to purchase property, plant and equipment and had net proceeds of $1.0 million from the disposal of certain property, plant and equipment. The company also received proceeds of $1.0 million from the sale of certain investments.

Red Man

Red Man’s net cash used in investing activities for the year ended October 31, 2007 was $12.5 million. The company used $12.2 million to purchase property, plant and equipment. In April and May, 2007, Red Man purchased 100% interests in two separate companies in Canada for an aggregate of $3.7 million. Red Man also had net proceeds of $3.4 million from the disposal of certain property, plant and equipment assets.

Red Man’s net cash provided by investing activities for the year ended October 31, 2006 was $3.5 million. Red Man sold the Nusco Manufacturing division of Midfield Supply ULC in June 2006 for cash proceeds of $35.2 million. Red Man used $14.4 million of cash to purchase property, plant and equipment. In June 2006 Red Man purchased certain assets from Bear Tubular, Inc. for $4.6 million in cash. In 2006 through a series of transactions, Red Man acquired 100% interests in four separate companies in Canada for an aggregate of $8.2 million in cash. Red Man also made cash advances to a related party of $4.9 million. Red Man also had net proceeds from other investing activities of $0.4 million.

Red Man’s net cash used in investing activities for the year ended October 31, 2005 was $50.4 million. Red Man purchased a 51% controlling interest in Midfield Supply ULC in June 2005 for $45.9 million. In addition, $5.8 million was used to purchase property, plant and equipment. These uses were partially offset by proceeds from other investing activities of $1.3 million.

Cash Flows Provided by (Used in) Financing Activities

McJunkin Red Man

Our net cash provided by financing activities for the nine months ended September 25, 2008 was $106.3 million. We used $6.8 million for payments on long-term obligations, as well as $9.3 million for debt issuance costs. We received cash equity contributions of $8.0 million and proceeds from long-term obligations of $588.4 million, which was used to fund $475 million of dividends to our shareholders.

Our net cash provided by financing activities for the eight months ended September 27, 2007 was $900.5 million. This was attributable to financings for the acquisitions noted above ($696.4 million proceeds from long-term borrowings and cash equity contributions of $226.2 million). We also made payments of $4.9 million on other long-term obligations and $22.8 million for debt issuance costs.

Our net cash used in financing activities for the eleven months ended December 31, 2007 was $1.7 billion. This was attributable to financings for the acquisitions noted above ($897.5 million proceeds from long-term borrowings and cash equity contributions of $899.2 million). We also made payments of $78.8 million on other long-term obligations and $30.6 million for debt issuance costs.

McJunkin

McJunkin’s net cash used in financing activities for the one month ended January 31, 2007 was $8.3 million, which consisted of payments on long-term obligations.

McJunkin’s net cash used in financing activities for the year ended December 31, 2006 was $17.2 million. We paid dividends of $26.9 million to our shareholders which were partially funded with $10.1 million of long-term debt.

McJunkin’s net cash used in financing activities for the year ended December 31, 2005 was $21.1 million. The company used $11.2 million to reduce long-term obligations and paid $9.8 million in dividends to shareholders.

Red Man

Red Man’s net cash used in financing activities for the year ended October 31, 2007 was $78.2 million. Red Man used cash to pay down net borrowings of $45.3 million. In addition, Red Man paid off its existing line of credit of $120.0 million in connection with the merger transaction with McJunkin. Also, Red Man paid $27.6 million on its operating line of credit, $7.1 million on repayments of notes payable and $6.2 million in payments to minority shareholders. These amounts were partially offset by $120.0 million in advances from McJunkin in connection with the merger transaction and $6.2 million in capital contributions associated with the merger. There was an additional $1.8 million of cash provided by other net financing activities.

Red Man’s net cash provided by financing activities for the year ended October 31, 2006 was $52.7 million. Red Man had cash provided by net borrowings on its line of credit of $64.0 million. Additionally, Red Man had $13.1 million provided in advances from minority shareholders. These amounts of cash provided were partially offset by $20.4 million used in payments of notes payable and net payments were $4.0 million on other debt items.

Red Man’s net cash provided by financing activities for the year ended October 31, 2005 was $60.9 million. Red Man had cash provided by net borrowings on its line of credit of $49.2 million. Additionally, Red Man had $20.4 million provided by additional notes payable. These amounts of cash provided were partially offset by $8.0 million in payments to minority shareholders and net payments on $0.7 million on other debt items.

Working Capital

Our working capital at September 25, 2008 was $855.7 million, consisting of $1,631.3 million in current assets and $775.6 million in current liabilities. Working capital at December 31, 2007 was $673.7 million, consisting of $1,159.7 million in current assets and $486.0 million in current liabilities. In addition, we had available borrowing capacity under our revolving credit facilities of $395.2 million at September 25, 2008 and $384.0 million at December 31, 2007.

Contractual Obligations, Commitments and Contingencies

Contractual Obligations

The following table summarizes our minimum payment obligations as of December 31, 2007 relating to long-term debt, interest payments, capital leases, operating leases, purchase obligations and other long-term liabilities for the periods indicated.

	Amount of Commitment Expiration per Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in millions)

Contractual Obligations
Long-term debt(1)	$868.4	$19.8	$62.5	$11.5	$774.6
Interest payments(2)	366.7	64.2	123.8	118.9	59.8
Interest rate swap	81.3	27.1	54.2
Capital leases	10.1	0.9	1.9	1.9	5.4
Operating leases	46.9	18.3	18.9	7.5	2.2
Purchase obligations(3)	846.7	846.7
Other long-term liabilities reflected on our balance sheet under GAAP	49.1	25.0	24.1	—	—

Total	$2,269.2	$1,002.0	$285.4	$139.8	$842.0

(1)	Long-term debt amortization is based on the contractual terms of our credit facilities. As of December 31, 2007, $868.4 million was outstanding under these facilities. On May 22, 2008, we entered into a $450 million junior term loan facility. As of September 25, 2008, giving effect to this new facility, a total of $1,446.5 million was outstanding under our credit facilities. See “Description of Our Indebtedness”. As of September 25, 2008, our total minimum amortization payments with respect to long-term debt were $1,446.5 million, with payments of $12.5 million due within less than one year from September 25, 2008, $82.5 million due within one to three years of that date, $11.6 million due within three to five years of that date, and $1,339.9 million due more than five years from that date.

(2)	Interest payments are based on interest rates in effect at December 31, 2007 and assume contractual amortization payments.

(3)	Purchase obligations reflect our commitments to purchase PVF products in the ordinary course of business. Information presented with respect to purchase obligations is presented (1) with respect to U.S. purchase obligations, as of September 25, 2008 and (2) with respect to Canadian purchase obligations, as of August 2008.

Our ability to make payments on and to refinance our indebtedness, to fund planned capital expenditures and to satisfy our other capital and commercial commitments will depend on our ability to generate cash flow in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. However, our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us

so. We may also need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Standby Letters of Credit

In the normal course of business with customers, vendors and others, we are contingently liable for performance under standby letters of credit and bid, performance and surety bonds. We were contingently liable for approximately $9.7 million of standby letters of credit and bid, performance and surety bonds at December 31, 2007. Management does not expect any material amounts to be drawn on these instruments.

Legal Proceedings

We are a defendant in lawsuits involving approximately 844 claims as of September 25, 2008 alleging, among other things, personal injury, including mesothelioma and other cancers, arising from exposure to asbestos-containing materials included in products distributed by us in the past. Each claim involves allegations of exposure to asbestos-containing materials by a single individual or an individual, his or her spouse and/or family members. The complaints in these lawsuits typically name many other defendants. In the majority of these lawsuits, little or no information is known regarding the nature of the plaintiffs’ alleged injuries or their connection with the products we distributed. As of September 25, 2008 lawsuits involving approximately 11,259 claims have been brought against us. Of these claims, approximately 10,415 have been resolved (approximately 7,141 have been dismissed, 33 have been settled and 3,241 were resolved prior to 1995 as part of two mass settlements with payments not allocated to individual claims). No asbestos lawsuit has resulted in a judgment against us to date. In total, since the first asbestos claims brought against us through September 25, 2008, approximately $466,049 has been paid to asbestos claimants in connection with settlements of claims against the Company without regard to insurance recoveries. Of this amount, approximately $320,500 has been paid to settle claims alleging mesothelioma, $105,350 for claims alleging lung cancer, $2,250 for claims alleging asbestosis and $37,949 for claims in which the alleged medical condition was unknown. The following chart summarizes, for each year since 2005, the approximate number of pending claims, new claims, settled claims, dismissed claims, and approximate total settlement payments, average settlement amount and total defense costs:

						Average
					Settlement	settlement	Defense
	Claims pending	Claims	Claims	Claims	payments	amount	costs
	at end of period	filed	settled	dismissed	$	$	$

Fiscal year ended December 31, 2005	807	32	4	6	46,350	11,588	196,100
Fiscal year ended December 31, 2006	817	26	6	10	75,000	12,500	179,791
Fiscal year ended December 31, 2007	829	22	4	6	75,500	18,875	218,900
January 1, 2008 through September 25, 2008	844	28	10	3	190,000	19,000	241,196

In January 2008, with the assistance of accounting and financial consultants and our asbestos litigation counsel, we conducted an analysis of our asbestos-related litigation in order to estimate our liability to claimants in pending and probable future asbestos-related claims and to determine the adequacy of our accrual for these claims. This analysis was updated in July 2008. These analyses consisted of separately estimating our liability with respect to pending claims (both those scheduled for trial and those for which a trial date had not been scheduled), mass filings (individual lawsuits brought in West Virginia each involving many — in some cases over a hundred — plaintiffs, which include little information regarding the nature of each plaintiff’s claim and historically have rarely resulted in any payments to plaintiffs) and probable future claims. A key element of the analysis was categorizing our claims by the type of disease alleged by the plaintiffs and developing “benchmark” estimated settlement values for each claim category based on our historical settlement experience.

These estimated settlement values were applied to each of our pending individual claims. With respect to pending claims where the disease type was unknown, the outcome was projected based on the historic ratio of disease types among filed claims (or “disease mix”) and dismissal rate. Liability with respect to mass filings was estimated by determining the number of individual plaintiffs included in the mass filings likely to have claims resulting in settlements based on our historical experience with mass filings. Finally, probable claims expected to be asserted against us over the next 15 years were estimated based on public health estimates of future incidences of certain asbestos-related diseases in the general U.S. population. The estimated settlement values were applied to those projected claims. According to the July 2008 analysis, our projected payments to asbestos claimants over the next 15 years are currently estimated to range from $2,833,000 to $5,037,000. Given these estimates and existing insurance coverage that historically has been available to cover substantial portions of our past payments to claimants and defense costs, we believe that our current accruals for pending and probable asbestos-related litigation likely to be asserted over the next 15 years are currently adequate. Our belief that our accruals are currently adequate, however, relies on a number of significant assumptions, including:

•	that our future settlement payments, disease mix, and dismissal rates will be materially consistent with historic experience;

•	that future incidences of asbestos-related disease in the U.S. will be materially consistent with current public health estimates;

•	that the rate at which projected future asbestos-related mesothelioma incidences result in compensable claims filings against us will be materially consistent with our historic experience;

•	that insurance recoveries for settlement payments, judgments and defense costs will be materially consistent with historic experience;

•	that legal standards (and the interpretation of these standards) applicable to asbestos litigation will not change in material respects;

•	that there are no materially negative developments in the claims pending against us; and

•	that key co-defendants in current and future claims remain solvent.

If any of these assumptions prove to be materially different in light of future developments, liabilities related to asbestos-related litigation may be materially different than amounts accrued. Further, while we anticipate that additional claims will be filed against us in the future, we are unable to predict with any certainty the number, timing and magnitude of such future claims. Therefore, we cannot assure you that pending or future asbestos litigation will not ultimately have a material adverse effect on our business, results of operations and financial condition.

Seasonality

Our business experiences mild seasonal effects as demand for our products is generally higher during the months of August, September and October. Demand for our products during the months of November and December and early in the year generally tends to be lower due to a lower level of activity in our end markets near the end of the calendar year. As a result, our results of operations for the third quarter are generally stronger than those for our fourth quarter. In addition, certain E&P activities typically experience a springtime reduction due to seasonal thaws and regulatory restrictions, limiting the ability of drilling rigs to operate effectively during these periods.

Equity Interests in Unconsolidated Entities

We have equity interests in certain entities that are not consolidated in our financial statements. A brief description of our equity interests in each of these entities and the business of each of these entities is included below:

•	Greenbrier Development Drilling Partners 1976: We indirectly own 33% of the equity interests of this entity. This entity is a limited partnership which engages in natural gas development, drilling, production and marketing, primarily in West Virginia and Pennsylvania.

Greenbrier Petroleum Corporation, one of our indirect subsidiaries, is the general partner of this entity.

•	PrimeEnergy Corporation: We indirectly own approximately 20% of the equity interests of this entity. Through its subsidiaries, PrimeEnergy engages in the acquisition, exploration, development, and production of crude oil and natural gas. Its activities include development and exploratory drilling, as well as the acquisition of producing oil and gas properties through joint ventures with industry partners. The company owns leasehold, mineral, and royalty interests in producing and non-producing oil and gas properties located primarily in Texas, Oklahoma, West Virginia, the Gulf of Mexico, New Mexico, Colorado, and Louisiana. PrimeEnergy also offers well servicing support operations, site preparation, and construction services for various onshore oil and gas wells in which it has an interest, as well as for oil and gas wells owned by third parties. Under the terms of the merger agreement for the GS Acquisition, we are required to use our commercially reasonable efforts to sell our equity interests in PrimeEnergy and to distribute 95% of the net proceeds of such sale, less 40% of taxable gains, to the shareholders of record of our subsidiary McJunkin Red Man Corporation immediately prior to the merger. We have not yet disposed of our equity interest in PrimeEnergy, though we continue to be obligated to use our commercially reasonable efforts to do so. See “Certain Relationships and Related Party Transactions — Transactions with Executive Officers and Directors — McJunkin Acquisition.”

•	Worldwide Matrix, Inc.: We indirectly own approximately 30% of the equity interests of this entity. This entity specializes in the licensing and sale of fittings that are used for purposes of making oil and gas well pressure-testing safer. The fittings are used in connection with pressure-testing equipment in order to reduce the risk of a blowout occurring while oil and gas wells are pressure-tested. This entity has licensed its technology to other companies that are distributing the fittings, and also makes direct sales of the fittings to certain customers. The company is based in Brooks, Alberta and had no full-time employees as of September 25, 2008.

•	McJunkin Nigeria Limited: We indirectly own 49% of the equity interests of this entity. This entity currently has no sales and no employees.

Off-Balance Sheet Arrangements

We do not have any “off-balance sheet arrangements” as such term is defined within the rules and regulations of the SEC.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with GAAP. In order to apply these principles, management must make judgments and assumptions and develop estimates based on the best available information at the time. Actual results may differ based on the accuracy of the information utilized and subsequent events. Our accounting policies are described in the notes to our audited financial statements included elsewhere in this prospectus. These critical accounting policies could materially affect the amounts recorded in our financial statements. We believe the following describes significant judgments and estimates used in the preparation of our consolidated financial statements:

Investments:  Investments are carried at fair value based on quoted market prices. Prior to the acquisition of McJunkin by the Goldman Sachs Funds on January 31, 2007, these available for sale investments were recorded at fair value and reflected as investments on the balance sheets. Changes to the fair value of the assets were recorded in other comprehensive income, net of related deferred taxes. On January 31, 2007, these investments were reclassified as assets held for sale as more fully described in Assets Held for Sale below.

Assets Held for Sale:  Certain of the Company’s assets, consisting principally of certain available for sale securities and certain real estate holdings, were designated as non-core assets under the terms of the acquisition of McJunkin by the Goldman Sachs Funds. The Company has classified these as assets held for sale in the balance sheet. A corresponding liability to predecessor shareholders, net of related deferred income taxes, has been recognized to reflect the obligation to the shareholders of record at the date of the acquisition. Upon the sale of these assets, 95% of the proceeds net of associated taxes will be distributed to the predecessor shareholders. No gain or loss will be recognized as the result of the sale of these assets.

Allowance for Doubtful Accounts:  A portion of our accounts receivable will not be collected due to non-payment, bankruptcies and sales returns. Our accounting policy for the provision for doubtful accounts requires providing an amount based on the evaluation of the aging of accounts receivable, trend analysis, detailed analysis of potential high-risk customers’ accounts, and the overall market and economic conditions of our customers. Because this process is subjective and based on estimates, ultimate losses may differ significantly from those estimates. Receivable balances are written off when we determine that the balance is uncollectible.

Derivatives and Hedging:  The Company uses derivative financial instruments, primarily interest rate swaps to reduce its exposure to potential interest rate increases. The Company records all derivatives on the balance sheet at fair value, which is determined by independent market quotes. The Company’s swap is designated as a cash flow hedge and it measures the effectiveness of the hedge, or the degree that the gain (loss) for the hedging instrument offsets the loss (gain) on the hedged item, at each reporting period. The effective portion of the gain (loss) on the derivative instrument is recognized in other comprehensive income as a component of equity and, subsequently, reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings immediately. Derivatives that do not qualify for hedge treatment are recorded at fair value with gains (losses) recognized in earnings in the period of change.

Goodwill and Other Intangible Assets:  Goodwill represents the excess of cost over the fair value of net assets acquired. Recorded goodwill balances are not amortized but, instead, are evaluated for impairment annually or more frequently if circumstances indicate that an impairment may exist.

Intangible assets are initially recorded at fair value at the date of acquisition. The determination of fair value involves key assumptions regarding discount rates and cash flow estimates. Amortization is provided using the straight-line method over their estimated useful lives. The carrying value of intangible assets is subject to an impairment test on an annual basis, or more frequently if events or circumstances indicate a possible impairment. The measure of impairment is based on the estimated fair values.

Income Taxes:  Deferred tax assets and liabilities are recorded for differences between the financial and tax bases of assets and liabilities using the tax rate expected to be in effect when tax benefits and costs will be realized.

The Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. We recognize the impact of our tax positions in our financial statements if those positions will more likely than not be sustained on audit, based on the technical merit of the position.

Inventories:  The Company’s inventories are generally valued at the lower of cost (principally last-in, first-out method (LIFO)) or market. Under the LIFO inventory valuation method, changes in the cost of inventory are recognized in cost of sales in the current period even though these costs may have been incurred at significantly different values. Since the Company values most of its inventory using the LIFO inventory costing methodology, a rise in inventory costs has a negative effect on operating results, while, conversely, a fall in inventory costs results in a benefit to operating results. In a period of rising prices, cost of sales recognized under LIFO is generally higher than the cash costs incurred to acquire the inventory sold. Conversely, in a period of declining prices, costs of sales recognized under LIFO is generally lower than cash costs incurred to acquire the inventory sold.

LIFO expense or income is determined consistently year to year in a manner which is in accordance with the guidance in the 1984 AICPA LIFO Issues Paper, “Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories.” The “link-chain dollar-value” method is used to determine the base-year cost of current inventory quantities for purposes of calculating LIFO expense or income. To accomplish this, an index based on current-year cost increases is multiplied by a prior-year cumulative index. Base-year costs are then calculated by dividing total current year costs by the current year’s cumulative index. The LIFO cost or any increment in base year prices is determined using the earliest acquisition cost. LIFO estimates are calculated and recorded on a monthly basis.

The LIFO inventory valuation methodology is not utilized by many of the companies with which the Company competes, including foreign competitors. As such, the Company’s results of operations may not be comparable to those of our competitors during periods of volatile material costs due, in part, to the differences between the LIFO inventory valuation method and other acceptable inventory valuation methods.

Certain inventories held in Canada totaling $78.6 million, at December 31, 2007, are valued at the lower of weighted average cost or market. Periodically, the Company evaluates inventory for estimated net realizable value at the lower of cost or market based upon excess slow moving or obsolete inventory.

Revenue Recognition:  The Company recognizes revenue as products are shipped, title has transferred to the customer, and the customer assumes the risk and rewards of ownership. Out-bound shipping and handling costs are reflected in cost of goods sold, and freight charges billed to customers are reflected in revenues. Unusual arrangements are subject to management approval.

Equity-Based Compensation:  The Company’s equity-based compensation consists of restricted common units, profit units, restricted stock and non-qualified stock options. The cost of employee services received in exchange for an award of an equity instrument is measured based on the grant-date fair value of the award. The Company’s policy is to expense stock-based compensation using the fair-value of awards granted, modified or settled. Restricted common units, profit units, and restricted stock are credited to equity as they are expensed over their vesting periods based on the current market value of the shares to be granted.

The fair value of non-qualified stock options is measured on the grant date of the related equity instrument using the Black-Scholes option-pricing model and is recognized as compensation expense over the applicable vesting period.

Recently Issued Accounting Standards

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, (SFAS No. 161). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. It requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is still assessing the impact of this pronouncement.

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets, (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the intangible asset. FSP FAS 142-3 is effective for the fiscal years beginning after December 15, 2008. The

Company is assessing the potential impact that the adoption of FSP FAS 142-3 may have on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. This statement shall be effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not believe that implementation of this standard will have a material impact on its consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (FSP EITF 03-6-1). FSP EITF 03-6-1 clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company does not believe that implementation of this standard will have a material impact on its consolidated financial statements.

In June 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-3, Accounting for Lessees for Maintenance Deposits Under Lease Arrangements (EITF 08-3). EITF 08-3 provides guidance for accounting for nonrefundable maintenance deposits. EITF 08-3 is effective for fiscal years beginning after December 15, 2008. The Company does not currently expect the adoption of EITF 08-3 to have a material impact on its consolidated financial statements.

In October 2008, the FASB issued Staff Position No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (FSP 157-3). FSP 157-3 clarified the application of SFAS No. 157 in an inactive market. It demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

The risk inherent in our market risk sensitive instruments and positions is the potential loss from adverse changes in interest rates.

As of September 25, 2008, all of our $1,026.0 million of outstanding term debt was at floating rates. An increase of 1.0% in the LIBOR rate would result in an increase in our interest expense of approximately $10.3 million per year.

As of September 25, 2008, all of our $420.5 million of outstanding revolving debt was at floating rates. If this amount remained outstanding for an entire year, an increase of 1.0% in the LIBOR rate would result in an increase in our interest expense of approximately $4.2 million per year.

We use derivative financial instruments to help manage our interest rate risk. On December 3, 2007, we entered into a floating to fixed interest rate swap agreement, effective December 31, 2007, for a notional amount of $700.0 million to limit our exposure to interest rate increases relating to a portion of our floating rate indebtedness. The interest rate swap agreement terminates after three years. At September 25, 2008, the fair value of our interest rate swap agreement was a loss of approximately $5.5 million, which amount is included in accrued liabilities. As of the effective date of the interest rate swap agreement, we designated the interest rate swap as a cash flow hedge. As a result, the effective portion of changes in the fair value of our swap was recorded as a component of other comprehensive income. At September 25, 2008, $3.0 million of unrecognized losses, net of tax, on the interest rate swap agreement was included in other comprehensive income.

As a result of the interest rate swap agreement, our effective interest rates as to the $700.0 million floating rate indebtedness will be 4.868% for associated indebtedness on our Revolving Credit Facility and 7.118% for associated indebtedness on the Term Loan Facility per quarter through 2010 and result in an average fixed rate of 6.672%.

BUSINESS

General

We are the largest North American distributor of pipe, valves and fittings (“PVF”) and related products and services to the energy industry based on sales and the leading PVF distributor serving this industry across each of the upstream (exploration, production, and extraction of underground oil and gas), midstream (gathering and transmission of oil and gas, gas utilities, and the storage and distribution of oil and gas) and downstream (crude oil refining and petrochemical processing) markets. We have an unmatched presence of over 250 branches that are located in the most active oil and gas regions in North America. We offer an extensive array of PVF and oilfield supplies encompassing over 100,000 products, we are diversified by geography and end market and we seek to provide best-in-class service to our customers by satisfying the most complex, multi-site needs of some of the largest companies in the energy and industrials sectors as their primary supplier. As a result, we have an average relationship of over 20 years with our top ten customers and our pro forma sales in 2007 were over twice as large as our nearest competitor in the energy industry. We believe the critical role we play in our customers’ supply chain, our unmatched scale and extensive product offering, our broad North American geographic presence, our customer-linked scalable information systems and our efficient distribution capabilities serve to solidify our long-standing customer relationships and drive our growth.

We have benefited in recent years from several growth trends within the energy industry including high levels of expansion and maintenance capital expenditures by our customers. This growth in spending has been driven by several factors, including underinvestment in North American energy infrastructure, production and capacity constraints and anticipated strength in the oil, natural gas, refined products and petrochemical markets. While prices for oil and natural gas in recent years have been high relative to historical levels, we believe that investment in the energy sector by our customers would continue at prices well below the record levels achieved in recent years. In addition, our products are often used in extreme operating environments leading to the need for a regular replacement cycle. As a result, over 50% of our historical and pro forma sales in 2007 were attributable to multi-year maintenance, repair and operations (“MRO”) contracts where we have demonstrated an over 99% annual average retention rate since 2000. The combination of these ongoing factors has helped increase demand for our products and services, resulting in record levels of customer orders to be shipped as of September 2008. For the twelve months ended December 31, 2007 on a pro forma basis, we generated sales of $3,952.7 million, Adjusted EBITDA of $370.4 million and net income of $150.8 million. In addition, for the eleven months ended December 31, 2007, without giving pro forma effect to the Red Man Transaction, we generated sales of $2,124.9 million, EBITDA of $171 million and net income of $56.9 million, and for the twelve months ended October 31, 2007, before giving effect to the Red Man Transaction, Red Man generated sales of $1,982.0 million, EBITDA of $170 million and net income of $82.2 million.

We have established a position as the largest North American PVF distributor to the energy industry based on sales. We distribute products throughout North America and the Gulf of Mexico, including in PVF intensive, rapidly expanding oil and natural gas production areas such as the Bakken, Barnett, Fayetteville, Haynesville and Marcellus shales. The Bakken shale is located in the Williston Basin and is primarily in Montana, North Dakota and Saskatchewan, the Barnett shale is located in the Fort Worth Basin in Texas, the Fayetteville shale is located in the Arkoma Basin and is primarily in northern Arkansas, the Haynesville shale is located primarily in southwestern Arkansas, northwestern Louisiana and east Texas, and the Marcellus shale is located in the Appalachian Basin and is primarily in Ohio, West Virginia, Pennsylvania and New York. Growth in these oil and natural gas production areas is driven by improved production technology, favorable market trends and robust capital expenditure budgets. Furthermore, Midfield, one of the three largest Canadian PVF distributors based on sales, provides PVF products to oil and gas companies operating primarily in Western Canada, including the Western Canadian Sedimentary Basin, Alberta Oil Sands and heavy oil markets. These regions are still in the early stages of infrastructure investment with numerous companies seeking to facilitate the long-term harvesting of difficult to extract and process crude oil.

McJunkin Red Man Locations

Across our extensive North American platform we offer a broad complement of products and services to the upstream, midstream and downstream sectors of the energy industry, as well as other industrial (including general manufacturing, pulp and paper, food and beverage) and other energy (power generation, liquefied natural gas, coal, alternative energy) end markets. During the twelve months ended December 31, 2007 on a pro forma basis, approximately 46% of our sales were attributable to upstream activities, approximately 22% were attributable to midstream activities and approximately 32% were attributable to downstream and other processing activities which include the refining, chemical and other industrial and energy end markets. In addition, before giving pro forma effect to the Red Man Transaction, during the twelve months ended December 31, 2007, approximately 39% of our sales were attributable to upstream activities, approximately 19% were attributable to midstream activities and approximately 42% were attributable to downstream and other processing activities.

We offer more than 100,000 products including an extensive array of PVF, oilfield supply, automation, instrumentation and other general and specialty products to our customers across our various end markets. Due to the demanding operating conditions in the energy industry and high costs associated with equipment failure, customers prefer highly reliable products and vendors with established qualifications and experience. As our PVF products typically represent a fraction of the total cost of the project, our customers place a premium on service given the high cost to them of maintenance or new project delays. Our products are typically used in high-volume, high-stress, abrasive applications such as the gathering and transmission of oil and natural gas, in high-pressure, extreme temperature and high-corrosion applications such as in heating and desulphurization in the processing and refining industries and in steam generation units in the power industry.

With over 250 branches servicing the energy and industrial sectors, we are an important link between our more than 10,000 customers and our more than 10,000 suppliers. We add value to our customers and suppliers in a number of ways:

•	Broad Product Offering and High Customer Service Levels: The breadth and depth of our product offering enables us to provide a high level of service to our energy and industrial customers. Given our North American inventory coverage and branch network, we are able to fulfill orders more quickly, including orders for less common and specialty items, and provide our customers with a greater array of value added services, including multiple daily deliveries, volume purchasing, product testing and supplier assessments, inventory management and warehousing, technical support, just-in-time delivery, order consolidation, product tagging and tracking, and system interfaces customized to customer and supplier specifications, than if we operated on a smaller scale and/or only at a local or regional level. Thus our clients, particularly those operating throughout North America, can quickly and efficiently source the most suitable products with the least amount of downtime and at the lowest total transaction cost.

•	Approved Manufacturer List (“AML”) Services: Our customers rely on us to provide a high level of quality control for their PVF products. We do this by regularly auditing many of our suppliers for quality assurance through our Supplier Registration Process. We use the resulting MRC ASL to supply products across many of the markets we support, particularly for downstream and midstream customers. This process has enabled us to achieve a preferred vendor status with many key end users in the industry that utilize our AML services to help devise and maintain their own approved manufacturer listings. In this manner, we seek to ensure that our customers timely receive reliable and high quality products without incurring additional administrative and procurement expenses. Our suppliers in turn look to us as a key partner, which has been important in establishing us as an important link in the supply chain and a leader in the industry.

•	Customized and Integrated Service Offering: We offer our customers integrated supply services including product procurement, product quality assurance, physical warehousing, and inventory management and analysis using our proprietary customized information technology platform. This is part of an overall strategy to promote a “one stop” shop for PVF purchases across the upstream-midstream-downstream spectrum and throughout North America through integrated supply agreements and MRO contracts that enable our customers to focus on their core operations and increase the efficiency of their business.

Industry Overview and Trends

We primarily serve the North American oil and gas industry, generating over 90% of our revenues from supplying PVF products and various services to customers throughout the energy industry. Given the diverse requirements and various factors that drive the growth of the upstream, midstream and downstream energy sectors, our sales to each sector may vary from time to time, though the overall strength of the energy market is typically a good indicator of our performance. Globally, the energy industry has recently experienced a number of favorable supply and demand dynamics that have led companies to make substantial investments to expand their physical infrastructure and processing capacities. On the demand side, world energy markets are benefiting from the increased consumption of energy, caused in part by the industrialization of China, India, and other non-OECD countries, continued global energy infrastructure expansion, and the increased use of natural gas as opposed to coal in power generation. At the same time, energy supply has been constrained due to increasing scarcity of natural resources, declining excess capacity of existing energy assets, geopolitical instability, natural and other unforeseen disasters, and more stringent regulatory, safety and environmental standards. These demand and supply dynamics underscore the need for investment in energy infrastructure and the next level of global exploration, extraction, production, transportation, refining and processing of energy inputs.

Upstream: Oil and Gas.  Exploration and production (“E&P”) companies, commonly referred to as upstream companies, search for gas and oil underground and extract it to the surface. Representative companies include BP p.l.c., Chesapeake Energy Corporation, Chevron Corporation, ConocoPhillips Company, Canadian Natural Resources Ltd., EnCana Corporation, Exxon Mobil Corporation, Husky Energy Inc., Royal Dutch Shell plc, and Suncor Corporation. Exploration and production companies typically purchase oilfield supplies including tools, sucker rods, pumps, storage tanks and meters while producers primarily purchase high density polyethylene pipe, valves and general oilfield supplies.

The capital spending budgets of North American oil and gas companies have grown in recent years as tight supply conditions and strong global demand have spurred companies to expand their operations. According to the December 2008 Drilling and Production Outlook prepared by Spears & Associates, Inc., North American drilling and completion spending has grown by an approximately 29% compound annual growth rate from 2002 to 2008 (estimate). Following a 22% projected decline in spending from 2008 to 2009, North American drilling and completion spending is again projected to grow by an approximately 5% compound annual growth rate from 2009 to 2014. Much of this growth is expected to come from a need to compensate for accelerating depletion rates in existing domestic oil and natural gas reservoirs, improved E&P technologies, increased demand for natural gas, especially from power generation, and an anticipated rebound in Canadian upstream activity.

North American Oil and Gas Drilling and Completion Spending

Year Over Year % Increase	2003A	2004A	2005A	2006A	2007A	2008E	2009E	2010E	2011E	2012E	2013E	2014E

U.S.	34%	64%	20%	55%	7%	15%	(22)%	1%	7%	7%	5%	5%
Canada	49	25	46	20	(16)	17	(21)	(5)	5	6	5	4
North America	37	56	24	48	4	15	(22)	1	7	7	5	5

Source: Spears & Associates

Due to this unprecedented level of exploration expenditures in recent years, U.S. and Canadian rig counts increased at an approximately 15% and 6% compound annual growth rate, respectively, between 2002 and 2008 (estimate), according to the December 2008 Drilling and Production Outlook prepared by Spears & Associates, Inc. Following an approximately 14% and 7% projected decline in U.S. and Canadian rig counts respectively from 2008 to 2009, U.S. and Canadian rig counts are again expected to increase at a compound annual growth rate of approximately 3% and 1%, respectively, between 2009 and 2014. Furthermore, more technically sophisticated drilling methods, such as deep and horizontal drilling, which we estimate typically generates over five times the PVF revenue generated by traditional drilling methods, coupled with higher oil and natural gas prices relative to long term averages, are making E&P in previously underdeveloped areas like Appalachia and the Rockies more economically feasible. As part of this trend, there has been growing commercial interest by our customers in several shale deposit areas in the U.S., including the Bakken, Barnett, Fayetteville, Haynesville and Marcellus shales, where we have a strong local presence. Additionally, we believe improved E&P technologies will allow for more deepwater offshore drilling in the Gulf of Mexico and offshore drilling outside the Gulf of Mexico.

Increases in upstream capital expenditures are also expected to result from declining oil and natural gas well productivity, as shown below.

Declining Productivity per Well

U.S. Oil Production vs. No. of Wells Drilled	U.S. Natural Gas Production vs. No. of Wells Drilled

Source: BP Statistical Review of World Energy (U.S. Oil and Natural Gas Production) and Spears & Associates (Number of Wells Drilled)

In Canada, improvements in mining and in-situ technology are driving increased investment in the Canadian Oil Sands which, according to the Alberta Energy and Utilities Board, contain established reserves of almost 173 billion barrels. This represents the second largest recoverable crude oil reserve in the world, behind Saudi Arabia. As a result, according to Canadian Oil Sands Supply Costs and Development Projects (2007-2027), a report prepared by the Canadian Energy Research Institute, projected annual capital expenditures in the Canadian Oil Sands could increase from CDN$24.9 billion (US$24.06 billion) in 2008 to CDN$53.1 billion (US$51.31 billion) by 2011, a 28.7% compound annual growth rate, assuming that all Oil Sands projects that are currently announced enter the production phase. While more recent forecasts indicate a 2009 downturn in upstream capital expenditures in the U.S., we believe that the North American upstream market presents strong growth prospects on which we are well positioned to capitalize over the long term as a result of the factors discussed above.

Canadian Oil Sands Production

Source: Canadian Association of Petroleum Producers

Midstream: Energy.  The midstream sector of the oil and gas industry is comprised of companies that provide gathering, storage, transmission, distribution, and other services related to the movement of oil, natural gas, and refined petroleum products from sources of production to demand centers. Representative midstream companies include Atmos Energy Corporation, AGL Resources Inc., Buckeye Partners, L.P., Consolidated Edison, Inc., DCP Midstream Partners, LP, Enterprise Products Partners L.P., Kinder Morgan Energy Partners, L.P., Magellan Midstream Partners, L.P., NiSource, Inc., Vectren Energy, and Williams Partners L.P. Core products supplied for midstream infrastructure include carbon steel line pipe for gathering and transporting oil and gas, actuation systems for the remote opening and closing of valves, plastic pipe for “last mile” transmission to end user locations, and metering equipment for the measurement of oil and gas delivery.

Midstream: Gas Utilities.  The gas utilities portion of the midstream sector has been one of McJunkin Red Man’s fastest growing markets since regulatory changes enacted in the late 1990s permitted utilities to outsource their PVF purchasing and procurement needs. Outsourcing provides significant labor and working capital savings to customers through the consolidation of product procurement spending and the delegation of warehousing operations to us. We estimate that approximately one third of gas utilities currently outsource and we anticipate that several of the remaining large gas utilities will most likely switch from the direct sourcing model to a distributor model. Furthermore, gas utilities will increasingly seek operating efficiencies as large natural gas pipelines and related distribution networks continue to be built, and will increasingly rely on companies such as ours to optimize their supply chains.

Midstream: Oil and Gas Transmission.  The pipeline and transmission sector is anticipated to exhibit significant growth over the next three years due to the new discoveries of gas reserves in various oil and natural gas shale gas fields and the need for additional pipelines to carry heavy sour crude from Canada to refineries in the United States. Recent heightened activity in oil and gas fields such as the Bakken, Barnett, Fayetteville, Haynesville and Marcellus shales remain largely unsupported by transmission facilities of the appropriate scale necessary to bring the oil and natural gas to market. This need for large pipelines to transport energy feedstocks to markets is creating significant growth for PVF and other products we sell. According to the EIA, 200 planned or approved projects (as of April 2008), call for 10,100 miles of new pipeline between 2008 and 2010, more than twice the level from the prior three-year period, and are estimated to cost over $28 billion. Drivers of this pipeline development and growth include the development of natural gas production in new geographies, the need for increased pipeline interconnection to lower price differences within regions, and the need to link facilities, liquefied natural gas and otherwise, that may be developed over the next decade.

The need for increased safety and governmental demands for pipeline integrity has also accelerated the MRO cycle for PVF products in this segment. After 2000, the U.S. Department of Transportation mandated programs that hasten, based on population densities and other considerations, the testing of existing lines to ensure that the integrity of the pipe remains consistent with its original design criteria. All pipe falling outside the necessary performance criteria as it relates to safety and overall integrity must be replaced. These new regulations for pipeline integrity management will continue to stimulate MRO demand for products as older pipelines are inspected and eventually replaced.

Additions to Natural Gas Pipeline Mileage 1998-2010

Source: EIA

Downstream and Other Processing Industries: Oil and Gas.  Typical downstream activities include the refining of crude oil and the selling and distribution of products derived from crude oil, as well as the production of petrochemicals. Representative downstream companies include BP plc, Chevron, ConocoPhillips Company, Exxon Mobil Corporation, Marathon Oil Corporation, Shell Oil, and Valero Energy Corporation. Refinery infrastructure products include carbon steel line pipe and gate valves, fittings to construct piping infrastructure and chrome or high alloy pipe and fittings for high heat and pressure applications. Chemical/petrochemical products include corrosive-resistant stainless steel or high alloy pipes, multi-turn valves and quarter-turn valves.

Total U.S. refinery capacity utilization remains high, averaging approximately 90% over the last twenty-three years according to data provided by the Energy Information Administration (the “EIA”). No new refineries have been built in the U.S. since 1976, and the number of refineries has declined from 223 in 1985 to 149 in 2006 where it has since remained constant. This continued high level of refinery utilization has stressed the existing refinery infrastructure and accelerated PVF product replacement rates. Furthermore, we expect that additional increases in production to meet growing demand for refined products will result in a greater number of expansion projects at existing refineries. According to the EIA, cumulative capacity additions are expected to increase fourfold, or from approximately 0.2 Mmbl/day in 2008 to approximately 0.8 Mmbl/day by 2010. According to the EIA, average annual refining capacity increased by 183,000 barrels per day from 2005 to 2007. The EIA expects that average annual refining capacity will increase by 273,000 barrels per day for each year from 2008 to 2010, a 50% increase compared to the prior three year period. We believe that this trend of increased new project and MRO activities, coupled with continued high capacity utilization and the need to reinvest in existing plants, will generate significant new project and MRO contract opportunities for us.

U.S. Petroleum Products Consumption vs. U.S. Refining Capacity

Source: EIA

As refineries look for ways to improve margins and value-added capabilities, they are also increasingly investing in broadening the crudes that they process to include heavier, sourer crude. Increasingly heavy and sour crude is harsher and more corrosive than light sweet crude and requires high-grade alloys in many parts of the refining process. As a result of these corrosive characteristics, processing heavier and sourer crudes shortens product replacement cycles and, as a result, creates additional MRO contract opportunities for us following project completion. Thus, we believe that our specialty products will be in high demand to meet this need. Our specialty products include, among others, corrosion resistant components and steam products used in various process applications in refineries.

Petrochemical plants generally use crude oil, natural gas, or coal as a basis to produce a variety of primary petrochemicals (e.g. ethylene and propylene) that are the building blocks for most of the manufactured goods produced in the world today. The burgeoning economies in China, India and other non-OECD countries have generated increasing demand for petrochemicals and we expect that future increases in demand will require additional capital expenditures to increase capacity. Industry participants include integrated oil and gas companies with significant petrochemical operations and large industrial chemical companies, such as BP Chemicals, Celanese Chemicals, E.I. du Pont de Nemours and Company, Eastman Chemicals Company, Exxon Mobil Corporation and Lyondell Chemical Company.

Other Industries Served.  Beyond the oil and gas industry, we also supply products to other energy sectors such as coal, power generation, liquefied natural gas and alternative energy facilities. We also serve more general industrial end markets such as pulp and paper, metals processing, fabrication, pharmaceutical, food and beverage and manufacturing companies, which together make use of products such as corrosion resistant piping products as well as automation and instrumentation products. Some of the customers we serve in these markets include Alcoa, Inc., Arcelor Mittal, Eli Lilly and Company, Georgia Pacific Corporation, International Paper Company and U.S. Steel Corporation. These other markets are typically characterized by large physical plants requiring significant ongoing maintenance and capital programs to ensure efficient and reliable operations.

Overview of Our Business

Competitive Strengths

We consider the following to be our key competitive strengths:

Market Leader with Complete North American Coverage and Significant Scale.  We are the leading North American distributor of PVF and related products to the energy industry based on sales, with at least twice the sales and three times the earnings before interest and taxes of our nearest competitor in the energy industry in 2007. Our North American network of over 250 branches in 38 U.S. states and in Canada gives us a significant market presence and provides us with substantial economies of scale that we believe make us a more effective competitor. The benefits of our size and extensive North American presence include: (1) the ability to act as a single-source supplier to large, multi-location customers operating across all segments of the energy industry; (2) the ability to commit significant financial resources to further develop our operating infrastructure, including our information systems, and provide a strong platform for future expansion; (3) volume purchasing benefits from our suppliers; (4) an ability to leverage our extensive North American inventory coverage to provide greater overall breadth and depth of product offerings; (5) the ability to attract and retain effective managers and salespeople; and (6) a business model exhibiting a high degree of operating leverage. Our presence and scale have also enabled us to establish an efficient supply chain and logistics platform, allowing us to better serve our customers and further differentiate us from our competitors.

The only PVF distributors that provide services to the energy industry throughout North America are our company, National Oilwell Varco, Inc., and Wilson Industries, Inc., a subsidiary of Smith International, Inc. In 2007, giving pro forma effect to the Red Man Transaction in order to account for both McJunkin and Red Man’s 2007 sales, our company had greater sales of PVF products to the North American energy industry than either Wilson or National Oilwell Varco, based on our review of Smith International’s and National Oilwell Varco’s filings with the Securities and Exchange Commission. We believe our geographical presence of over 250 branches is unmatched because we believe it is much more extensive than those of Wilson and National Oilwell Varco, based on publicly available information.

High Level of Integration and MRO Contracts with a Blue Chip Customer Base.  We have a diversified customer base with over 10,000 active customers and serve as the sole or primary supplier in all end markets or in specified end markets or geographies for many of our customers. Our top ten customers, with whom we have had relationships for more than 20 years on average, accounted for less than 25% of 2007 pro forma sales and no single customer accounted for more than 5% of 2007 pro forma sales. Before giving pro forma effect to the Red Man Transaction, our top ten customers accounted for approximately 28% of our 2007 sales and our largest customer accounted for approximately 6% of our 2007 sales. We enjoy fully integrated relationships, including interconnected technology systems and daily communication, with many of our customers and we provide an extensive range of integrated and outsourced supply services, allowing us to market a “total transaction cost” concept as opposed to individual product prices. We provide such services as multiple daily deliveries, zone stores management, valve tagging, truck stocking and significant system support for tracking and replenishing inventory, which we believe results in deeply integrated customer relationships. We sell products to many of our customers through multi-year MRO contracts which are typically renegotiated every three to five years. Although there are typically no guaranteed minimum purchase amounts under these contracts, these MRO customers, representing over 50% of both our 2007 historical and pro forma sales, provide a relatively stable revenue stream and help mitigate against industry downturns. We believe we have been able to retain customers by ensuring a high level of service and integration, as evidenced by our annual average MRO contract retention rate of over 99% since 2000. Furthermore, we have recently signed new MRO contracts displacing competitors that provide opportunities for us to gain new customers and broaden existing customer relationships.

Business and Geographic Diversification in the High-Growth Areas.  We are well diversified across the upstream, midstream and downstream operations of the energy industry, as well as through our participation in selected industrial end markets. During the twelve months ended December 31, 2007 on a pro forma basis, we generated approximately 46% of our sales in the upstream sector, 22% in the midstream sector, and 32% in the downstream, industrial and other energy end markets. Before giving pro forma effect to the Red Man Transaction, during the twelve months ended December 31, 2007, approximately 39% of our sales were attributable to upstream activities, approximately 19% were attributable to midstream activities and approximately 42% were attributable to downstream and other processing activities. This diversification affords us some measure of protection in the event of a downturn in any one end market while providing us the ability to offer “one stop” shopping for most of our integrated energy customers. In addition, our more than 250 branches are located near major hydrocarbon and refining regions throughout North America, including rapidly expanding oil and natural gas E&P areas in North America, such as the Bakken, Barnett, Fayetteville, Haynesville and Marcellus shales. Our geographic diversity enhances our ability to respond to customers quickly, gives us a strong presence in these high growth E&P areas and reduces our exposure to a downturn in any one region.

Strategic Supplier Relationships.  We have extensive relationships with our suppliers and have key supplier relationships dating back in certain instances over 60 years. We purchased approximately $1 billion of products from our top ten suppliers for the twelve months ended December 31, 2007 on a pro forma basis, representing approximately 32% of our purchases. Before giving pro forma effect to the Red Man Transaction, during the twelve months ended December 31, 2007 we purchased approximately $431 million of products from our top ten suppliers, representing approximately 30.7% of our purchases. We believe our customers view us as an industry leader for the formal processes we use to evaluate vendor performance and product quality. We employ individuals, certified by the International Registry of Certificated Auditors, who specialize in conducting manufacturer assessments both domestically and internationally. Our Supplier Registration Process (“SRP”), which allows us to maintain the MRC ASL, serves as a significant strategic advantage to us in developing, maintaining and institutionalizing key supplier relationships. For our suppliers, being included on the MRC ASL represents an opportunity for them to increase their product sales to our customers. The SRP also adds value to our customers, as they collaborate with us regarding specific manufacturer performance, our past experiences with products and the results of our on-site supplier assessments. Having a timely, uninterrupted supply of those mission critical products from approved vendors is an essential part of our customers’ day-to-day operations and we work to fulfill that need through our SRP.

A Leading IT Platform Focused on Customer Service.  Our business is supported by our integrated, scalable and customer-linked customized information systems. These systems and our more than 3,400 employees are linked by a wide area network. We are currently implementing an initiative, expected to be completed in 2009, that will combine our business operations onto one enterprise server-based system. This will enable real-time access to our business resources, including customer order processing, purchasing and material requests, distribution requirements planning, warehousing and receiving, inventory control and all accounting and financial functions. Significant elements of our systems include firm-wide pricing controls resulting in disciplined pricing strategies, advanced scanning and customized bar-coding capabilities, allowing for efficient warehousing activities at customer as well as our own locations, and significant levels of customer-specific integrations. We believe that the customized integration of our customers’ systems into our own information systems has increased customer retention by reducing their expenses, thus creating switching costs when comparing us to alternative sources of supply. Typically, smaller regional and local competitors do not have IT capabilities that are as advanced as ours.

Highly Efficient, Flexible Operating Platform Drives Significant Free Cash Flow Generation.  We place a particular emphasis on practicing financial discipline as evidenced by our strong focus on return on assets, minimal capital expenditures and high free cash flow generation. Our disciplined cost control, coupled with our active asset management strategies, result in a business model exhibiting a high degree of operating leverage. As is typical with the flexibility associated with a distribution operating model, our variable cost base includes substantially all our cost of goods sold and a significant portion of our operating costs. Furthermore, our maintenance capital expenditures were approximately 0.3% of our pro forma sales for the year ended December 31, 2007. This cost structure allows us to adjust to changing industry dynamics and, as a result, during periods of decreased sales activity, we typically generate significant free cash flow as our costs are reduced and working capital contracts.

Experienced and Motivated Management Team.  Our senior management team has an average of over 25 years of experience in the oilfield and industrial supply business, the majority of which has been with McJunkin Red Man or its predecessors. After giving effect to this offering, senior management will own     % of our company indirectly through their equity interests in PVF Holdings LLC. We also seek to incentivize and align management with shareholder interests through equity-linked compensation plans. Furthermore, executive compensation is based on profitability and return-on-investment targets which we believe drives accountability and further aligns the organization with our shareholders.

Business Strategy

Our goal is to become the largest global distributor of PVF and related products to the energy and industrials sectors. We intend to grow our business by leveraging our existing position as the largest North American distributor of PVF products and services to the energy industry based on sales. Our strategy is focused on pursuing growth by increasing organic market share and growing our business with current customers, expanding into new geographies and end markets, further penetrating the Canadian Oil Sands and downstream sector, pursuing selective strategic acquisitions and investments, increasing recurring revenues through integrated supply, MRO and project contracts, and continuing to increase our operational efficiency.

Increase Organic Market Share and Grow Business with Current Customers.  We are committed to expanding upon existing deep relationships with our current customer base while at the same time striving to secure new customers. To accomplish this, we are focused on providing a “one stop” PVF procurement solution throughout North America and across the upstream, midstream and downstream sectors of the energy industry, cross-selling by leveraging our expanded product offering resulting from the business combination between McJunkin and Red Man in October 2007, and increasing our penetration of existing customers’ new multiyear projects.

The migration of existing customer relationships to sole or primary sourcing arrangements is a core strategic focus. We seek to position ourselves as the sole or primary provider of a broad complement of PVF products and services for a particular customer, often by end market and/or geography, or in certain instances across all of a customer’s North American upstream, midstream and downstream operations. Several of our largest customers have recently switched to sole or primary sourcing contracts with us. Additionally, we believe that significant opportunities exist to expand upon heritage McJunkin and Red Man existing deep customer and supplier relationships and thereby increase our market share. While we believe that both heritage McJunkin and Red Man organizations each maintained robust product offerings, there also remain opportunities to cross-sell certain products into the other heritage organization’s customer base and branch network. As part of these efforts, we are working to further strengthen our service offerings by augmenting our product portfolio, management expertise and sales force.

We also aim to increase our penetration of our existing customers’ new projects. For example, while we often provide nearly 100% of the PVF products for certain customers under MRO contracts, increased penetration of those customers’ new downstream and midstream projects remains a strategic priority. Initiatives are in place to deepen relationships with engineering and construction firms and to extend our product offering into certain niches. We recently integrated core project groups in several locations to focus solely on capturing new multi-year project opportunities and we are encouraged by these initial efforts.

Expand into New Geographies and End Markets.  We intend to selectively establish new branches in order to facilitate our expansion into new geographies, and enter end markets where extreme operating environments generate high PVF product replacement rates. We continue to evaluate establishing branches and service and supply centers, entering into joint ventures, and making acquisitions in select domestic and international regions. While we believe that we are one of three PVF distributors with branches throughout North America, there is opportunity to expand via new branch openings in certain geographies and end markets.

While our near term strategy is to continue to expand within North America, we believe that attractive opportunities exist to expand internationally. Though we currently maintain only one branch outside of North America, we continue to actively evaluate opportunities to extend our offering to key international markets, particularly in West Africa, the Middle East, Europe and South America. The E&P opportunity and current installed base of energy infrastructure internationally is significantly larger than in North America and as a result we believe represents an attractive long term opportunity both for ourselves and our largest customers. While our near term focus internationally will be centered on growing our business with our already largely global customer base, the increased focus, particularly by foreign-owned integrated oil companies, on efficiency, cost savings, process improvements and core competencies has also generated potential growth opportunities to add new customers that we will continue to monitor closely.

We also believe opportunities exist for expansion into new and under penetrated end markets where PVF products are used in specialized, highly corrosive applications. These end markets include pulp and paper, food and beverage and other general industrial markets, in addition to other energy end markets such as power generation, liquefied natural gas, coal, nuclear and ethanol. We believe our extensive North American branch platform, comprehensive PVF product offering, and reputation for high customer service and technical expertise positions us to participate in the growth in these end markets.

We believe there also remains an opportunity to continue to expand into certain niche and specialty products that complement our current extensive product offering. These products include automated valves, instrumentation, stainless, chrome and high nickel alloy PVF, large diameter carbon steel pipe and certain specialty items, including steam products.

Further Penetrate the Canadian Oil Sands, Particularly the Downstream Sector.  The Canadian Oil Sands region and its attendant downstream markets represent long-term growth areas for our company. Improvements in mining and in-situ technology are driving significant investment in the area and, according to the Alberta Energy and Utilities Board, the Canadian Oil Sands contain an ultimately recoverable crude bitumen resource of 315 billion barrels, with established reserves of almost 173 billion barrels at December 2007. Canada has the second largest recoverable crude oil reserves in the world, behind Saudi Arabia. Capital and maintenance investments in the Canadian Oil Sands are expected to experience dramatic growth due to rising global energy demand and advancements in recovery and upgrading technologies. According to the Alberta Ministry of Energy, an estimated CDN$67 billion (US$64.74 billion) was invested in Canadian Oil Sands projects from 2000 to 2007. These large facilities require significant ongoing PVF maintenance well in excess of traditional energy infrastructure, given the extremely harsh operating environments and highly corrosive conditions. MRO expenditures for PVF in the Canadian Oil Sands are typically over five times that of MRO expenditures for PVF in traditional downstream environments. According to the Alberta Ministry of Energy, almost CDN$170 billion (US$164.26 billion) in Canadian Oil Sands-related projects were underway or proposed as of June 2008, which we estimate could generate significant PVF expenditures. Current uncertainties regarding oil prices may postpone some of these projects.

While Midfield has historically focused on the upstream and midstream sectors in Canada, we believe that a significant opportunity exists to penetrate the Canadian Oil Sands downstream market which includes the upgrader and refinery markets. We are the leading provider of PVF products to the downstream market in the U.S. and believe this sector expertise and existing customer relationships can be utilized by our upstream and midstream Canadian operations to grow our downstream sector presence in this region. We also believe there is a significant opportunity to penetrate the Canadian Oil Sands extraction market involving in-situ recovery methods, including SAGD (steam assisted gravity drainage) and CSS (cyclic steam stimulation) techniques used to extract the bitumen. We have formed a full team overseen by senior management, have made recent inventory and facility investments in Canada, including a new 60,000 square foot distribution center facility located near Edmonton, and have opened additional locations in Western Canada to address this opportunity. Finally, we also believe that an attractive opportunity exists to more fully penetrate the MRO market in Canada, particularly in Eastern Canada, including refineries, petrochemical facilities, utilities and pulp and paper and other general industrial markets.

Pursue Selective Strategic Acquisitions and Investments.  Acquisitions have been a core focus and acquisition integration a core competency for us. We seek opportunities to strengthen our franchise through selective acquisitions and strategic investments. In particular, we will consider investments that enhance our presence in the energy infrastructure market and enable us to leverage our existing operations, either through acquiring new branches or by acquiring companies offering complementary products or end market breadth. Our industry remains highly fragmented and we believe a significant number of small and larger acquisition opportunities remain that offer favorable synergy potential and attractive growth characteristics. Acquisitions have been a core focus for both the heritage McJunkin and Red Man organizations which we plan to continue. In addition to the business combination between McJunkin and Red Man, since 2000 we have integrated 20 acquisitions which collectively represented over $1.1 billion in sales in the year of acquisition. Important recent acquisitions include Midfield, one of the three largest oilfield supply companies in Canada with 68 branches, Midway-Tristate Corporation, an oilfield distributor primarily serving the Rockies and Appalachia regions, and LaBarge Pipe & Steel Company, a distributor of carbon steel pipes to the North American midstream sector. Historically, our operating scale and integration capabilities have enabled us to realize important synergies, while minimizing execution risk, which we intend to focus on with future acquisitions.

Increase Recurring Revenues through Integrated Supply, MRO and Project Contracts.  We have entered into and continue to pursue integrated supply, MRO and project contracts with certain of our customers. Under these arrangements, we are typically the sole source or primary provider of the upstream, midstream, and/or downstream requirements of our customers. In certain instances we are the sole or primary source provider for our customers across all the energy sectors and/or North American geographies within which the customer operates.

Our customers have, over time, increasingly moved toward centralized PVF procurement management at the corporate level rather than at individual local units. While these developments are partly due to significant consolidation among our customer base, sole or primary sourcing arrangements allow customers to focus on their core operations and provide economic benefits by generating immediate savings for the customer through administrative cost and working capital reductions while providing for increased volumes, more stable revenue streams and longer term visibility for us. We believe we are well positioned to obtain these arrangements due to our (1) geographically diverse and strategically located branch network, (2) experience, technical expertise and reputation for premier customer service operating across all segments of the energy industry, (3) breadth of available product lines and value added services, and (4) existing deep relationships with customers and suppliers.

We also have exclusive and non-exclusive MRO contracts and new project contracts in place. Our customers are increasing their maintenance and capital spending, which is being driven by aging infrastructure, their increased utilization of existing facilities and the decreasing quality of energy feedstocks. Our customers benefit from MRO agreements through lower inventory investment and the reduction of transaction costs associated with the elimination of the bid submission process, and our company benefits from the recurring revenue stream that occurs with an MRO contract in place. We believe there are additional opportunities to utilize MRO arrangements for servicing the requirements of our customers and we are actively pursuing such agreements.

Continued Focus on Operational Efficiency.  We strive for continued operational excellence. Our branch managers and regional management corporate leadership team continually examine branch profitability, working capital management, and return on managed assets and utilize this information to optimize national, regional and local strategies, reduce operating costs and maximize cash flow generation. As part of this effort, management incentives are centered on meeting EBITDA and return on assets targets.

In order to improve efficiencies and profitability, we work to leverage operational best practices, optimize our vendor relationships, purchasing, and inventory levels and source inventory internationally when appropriate. As part of this strategy, we have integrated our heritage purchasing functions and believe we have developed strong relationships with vendors that value both our national footprint and volume purchasing capabilities. Because of this, we are often considered the preferred distribution channel. As we continue to consolidate our vendor relationships, we plan to devote additional resources to assist our customers in identifying products that improve their processes, day-to-day operations and overall operating efficiencies. We believe that offering these value added services maximizes our value to our customers and helps differentiate us from competitors.

Products

Through our over 250 strategic branches in North America, we distribute over 100,000 products from over 10,000 suppliers primarily used in specialized applications in the energy infrastructure market. Our products are used in the construction, maintenance, repair and overhaul of equipment used in extreme operating conditions such as high pressure, high/low temperature, high corrosive and high abrasive environments.

The breadth and depth of our product offerings and our extensive North American presence allow us to provide high levels of service to our customers. Due to our national inventory coverage, we are able to fulfill more orders more quickly, including those with lower volume and specialty items, than we would be able to if we operated on a smaller scale and/or only at a local or regional level. Approximately two-thirds of our historical and pro forma sales for the twelve months ended December 31, 2007 consisted of sales of carbon, alloy pipe, valves and specialty products. Sales of oilfield and industrial supplies, stainless pipe and fittings, gas products and other products comprised the remainder. Key product groups are described below:

Carbon and Alloy Pipe.  Carbon pipes are typically used in high-yield, high-stress, abrasive applications such as gathering and transmission of oil, natural gas and phosphates. Steel alloy pipes are composed of iron, carbon, and one or more other elements such as chromium, cobalt or nickel. Alloy products are principally used in high-pressure, extreme temperature and high-corrosion applications such as in heating and desulphurization in the processing and refining industries and in steam generation units in the power industry.

Valves and Specialty Products.  Products offered include ball, butterfly, gate, globe, check, needle and plug valves which are manufactured from cast steel, stainless/alloy steel, forged steel, carbon steel or cast and ductile iron. Valves are generally used in oilfield and industrial applications to control direction, velocity and pressure of fluids and gases within transmission networks. Specialty products include corrosion resistant components and steam products used in various process applications in refineries and petrochemical plants.

Oilfield and Industrial Supplies.  Products include high density polyethylene pipe, valves, well heads, pumping units, rods and other related oilfield and production equipment.

Carbon Fittings.  Products include carbon weld fittings, flanges and accessory items used primarily to connect piping and valve systems for the transmission of various liquids and gases.

Gas Products.   Products include risers, meters, polyethylene pipe and fittings and various other gas carrying materials that are used primarily in the distribution of natural gas to residential and commercial customers.

Stainless Pipe and Fittings.  Products include stainless, alloy and corrosion resistant pipe, tubing, fittings and flanges that are used primarily in chemical process applications.

Services

We provide our customers, including our customers with MRO contracts, with a comprehensive array of services including multiple daily deliveries, zone stores management, valve tagging, truck stocking and significant system interfaces that directly tie the customer into our proprietary information systems. Our proprietary information systems allow us to interface with our customers’ IT systems, thereby providing a seamless and integrated supply service. Such services strengthen our position with our customers as we become more integrated into the customer’s business and supply chain and are able to market a “total transaction cost” concept rather than individual product prices.

Our comprehensive information systems platform, which provides for customer and supplier electronic integrations, information sharing, and e-commerce applications, further strengthens our ability to provide high levels of service to our customers. Our highly specialized implementation group focuses on the integration of our information systems and implementation of improved business processes with those of a new customer during the initiation phase. By maintaining a specialized team, we are able to utilize best practices to implement our systems and processes, thereby providing solutions to customers in a more organized, efficient and effective manner. This approach is valuable to large, multi-location customers who have demanding service requirements.

As major integrated and large independent energy companies have implemented efficiency initiatives to focus on their core business, many of these companies have begun outsourcing their procurement and inventory management requirements. In response to these initiatives and to satisfy customer service requirements, we offer integrated supply services to customers who wish to outsource all or a part of the administrative burden associated with sourcing PVF and other related products, and we also have employees on-site at many customer locations. Our integrated supply group offers procurement-related services, physical warehousing services, product quality assurance and inventory ownership and analysis services.

Customers

Our principal customers are companies active in the upstream, midstream and downstream sectors of the energy industry as well as in other industrial and energy sectors. Due to the demanding operating conditions in the energy industry and high costs associated with equipment failure, customers prefer highly reliable products and vendors with established qualifications and experience. As our PVF products typically represent a fraction of the total cost of the project, our customers place a premium on service given the high cost to them of maintenance or new project delays. We strive to build long-term relationships with our customers by maintaining our reputation as a supplier of high-quality, efficient and reliable products and value-added services and solutions.

We have a diverse customer base with over 10,000 active customers. We are not dependent on any one customer or group of customers. A majority of our customers are offered terms of net, 30 days (due within 30 days of the customer’s receipt of the invoice). Subject to certain conditions and limitations, customers generally have the right to return our products; however, returns have been immaterial to our sales. For the twelve months ended December 31, 2007, our top ten customers represented less than 25% of our pro forma sales. For the twelve months ended December 31, 2007, before giving pro forma effect to the Red Man Transaction, our top ten customers accounted for approximately 28% of our sales. For many of our largest customers, we are often their sole or primary provider by end market or geography, their largest or second largest supplier in aggregate, or in certain instances the sole provider for their upstream, midstream and downstream procurement needs. We believe that many customers for which we are not the end market exclusive or comprehensive North American sole source PVF provider will continue to reduce their number of suppliers in an effort to reduce costs and administrative burdens and focus on their core operations. As such, we believe these customers will seek to select PVF distributors with the most extensive product offering and broadest geographic presence. Furthermore, we believe our business will strengthen as companies in the energy industry continue to consolidate and the larger, resulting companies look to larger distributors such as ourselves as their sole or primary source PVF provider.

We are required to carry significant amounts of inventory to meet the rapid delivery requirements of our customers. Our inventory consists of carbon, stainless and alloy pipe, valves and specialty products, oilfield and industrial supplies, fittings, gas products and other products. As of September 25, 2008, we had $825.7 million of inventory and as of December 31, 2007, we had $666.2 million of inventory. For a discussion of risks associated with our inventory, see “Risk Factors” at page 22.

We also provide general corporate and administrative services for Red Man Distributors LLC (“RMD”). RMD is a certified minority supplier that distributes oil country tubular goods in North America. McJunkin Red Man Corporation is a member of RMD and owns 49% of the outstanding equity interests of RMD. The remaining 51% is owned by the chairman of our board of directors and members of his family. Pursuant to a services agreement, our subsidiary McJunkin Red Man Corporation is retained by RMD as an independent contractor to provide general corporate and administrative services to RMD. McJunkin Red Man Corporation is paid an annual services fee of $725,000 by RMD to provide such services. In addition, McJunkin Red Man Corporation is paid an annual license fee for the right and license to use the name “Red Man”. McJunkin Red Man Corporation also pays RMD a specified percentage of RMD’s gross monthly revenue for the relevant month from sales of products by RMD that are sourced from McJunkin Red Man Corporation. The term of the services agreement with RMD is 15 years, beginning in September 2008. We do not expect that the services agreement will have a significant effect on our business. See “Certain Relationships and Related Party Transactions — Red Man Distributors LLC” for further details regarding RMD.

Suppliers

We source our products from more than 10,000 suppliers. Our suppliers benefit from access to our diversified customer base and, by consolidating customer orders, we benefit from stronger purchasing power and preferred vendor programs. During the twelve months ended December 31, 2007 on a pro forma basis, we purchased approximately $1 billion of products from our top 10 suppliers, representing approximately 32% of our total purchases. Before giving pro forma effect to the Red Man Transaction, during the twelve months ended December 31, 2007 we purchased approximately $505.6 million of products from our top ten suppliers, representing approximately 30% of our purchases. Our largest supplier accounted for approximately 9% of our total purchases in 2007 on a pro forma basis and accounted for approximately 6% of our total purchases in 2007 before giving pro forma effect to the Red Man Transaction. We are the largest buyer for many of our suppliers and we source a significant majority of our products directly from the manufacturer. The remainder of our products are sourced from manufacturer representatives, trading companies, and other distributors.

We believe our customers and suppliers recognize us as an industry leader for the formal processes we use to evaluate the performance of our vendors as well as the products they furnish to our company. This assessment process is referred to as the MRC Supplier Registration Process, which involves employing individuals, certified by the International Registry of Certificated Auditors, who specialize in conducting on-site assessments of our manufacturers as well as monitoring and evaluating the quality of goods produced. The result of this process is the MRC ASL. Products from the manufacturers on this list are supplied across many of the end markets we support. Given that many of our largest customers, especially those in the refinery and chemical industries, maintain their own formal AML listing, we are recognized as an important source of information sharing with our key customers regarding the results of our on-site assessment. For this reason, together with management’s commitment to promote high quality products that bring the best overall value to our customers, we often become the preferred provider of AML products to these customers. Many of our customers regularly collaborate with us regarding specific manufacturer performance, our own experience with vendors’ products and the results of our on-site supplier assessments. The emphasis placed on the MRC ASL by both our customers and suppliers helps secure our central and critical position in the global PVF supply chain.

We utilize a variety of freight carriers in addition to our corporate fleet to ensure timely and efficient delivery of our product. With respect to deliveries of products from us to our customers, or our outbound needs, we utilize both our corporate fleet and third-party transportation providers. With respect to shipments of products from suppliers to us, or our inbound needs, we principally use third party carriers. We utilize third parties for approximately 20% of our outbound deliveries and for nearly all of our inbound shipments.

We have designated approximately 36 “core” or preferred carriers, or carriers that have specific agreements in place with our company, covering each of the major transportation modes and all of the regions that we serve. Our strategy is to build volume with selected carriers in order to obtain a pricing advantage and to align responsibility for customer service. Placing freight with approximately 70 different carriers provides us with a substantial pool of qualified carriers to draw from as market conditions change. Many of the core carriers in a specific mode of transport, such as flatbeds, pipe haulers, truckload haulers, and “less-than-truckload” motor freight, have service capabilities that overlap with service regions awarded to other carriers. This overlap and a group of other pre-qualified carriers provide ample redundancy to protect our business from the loss of any of our core carriers. Therefore, the loss of any one of our core carriers would not be expected to have a material effect on our business.

Sales and Marketing

We distribute our products to a wide variety of end-users. Our broad distribution network and customer base allow us to capitalize on our extensive inventory base. Local relationships, depth of inventory, service and timely delivery are critical to the sales process in the PVF distribution industry. We generate approximately 99% of our sales in North America. Our marketing efforts are customer and product driven, and provide a system that is more responsive to changing customer and product needs than a traditional, fully centralized structure.

Our sales model applies a two-pronged approach to address both the regional and national markets. Regional sales teams, led by eight senior vice presidents with an average tenure of 26 years at McJunkin Red Man or its predecessors, are based in our core geographic regions and the national accounts sales team is focused on specific customer types, including large national customers and gas utility customers, supported by groups with specific expertise, including integrated supply and implementation. Our overall sales force is internally divided into outside and inside sales forces.

Our 342 (as of December 31, 2007) outside sales representatives develop relationships with prospective and existing customers in an effort to better understand their needs and to increase the number of our products specified or approved by a given customer. Outside sales representatives may be branch outside sales representatives, focused on customer relationships in specific geographies, or technical outside sales representatives, who focus on specific products and provide detailed technical support to customers.

In order to address the needs of our customer base, our inside sales force of 762 individuals (as of December 31, 2007) is responsible for processing orders generated by new and existing customers as well as by our outside sales force. The inside sales force prepares packages based on specific customer needs, interfaces with manufacturers to determine product availability, ensures on-time delivery and establishes pricing of materials and services based on guidelines and predetermined metrics set by management.

Information Systems

Our technology approach allows for extensive integration and customization with our clients. We believe that this is accretive to the customer’s value proposition and increases customer loyalty. Thus, our customized information systems enable on-line real-time access to appropriate resources and are an integral part of our competitive advantage, particularly among larger customers whose own information systems we integrate with seamlessly.

Third party and web-based applications are incorporated in our platform to further enhance the IT offering. Customer and supplier electronic integrations, information sharing, and e-commerce applications help support and secure long-standing relationships and foster additional business with our customers. Scanning and customized bar-coding systems increase efficiency. Our corporate Intranet also includes web-based applications such as its Sales History Analysis Reporting Program (“SHARP”), a Wizard Document and Report Library and a Document Imaging application that includes more than 5 million documents and reports. As of December 31, 2007, we had a staff of approximately 60 IT professionals.

We currently operate two primary information systems inherited from the combination of McJunkin and Red Man. Management has thoroughly evaluated both systems for functionality, degree of customer and internal integration, controls, accounting and reporting capability, acquisition implementation, scalability, reliability, speed and Sarbanes-Oxley upgradeability. Information systems have been a critical focus and a three-step integration plan has been put in place with the final transition to an enhanced hybrid information system platform combining certain elements of the heritage McJunkin and Red Man systems expected to be fully completed in 2009. This plan enables the company to leverage the benefits of both systems while reducing the risk associated with any major system change.

Upon completion of our information systems integration initiative, our branches will be linked by our wide area networks into an existing integrated, scalable, enterprise server-based system allowing online, real-time access to all business resources including customer order processing, purchasing and material request, distributing requirements planning, warehousing and receiving, inventory control and all accounting and financial functions. Prior to project completion, we are merging geographically overlapping locations and migrating these and certain other locations to the chosen information systems platform. We have already successfully transitioned 10 locations in this manner. This serves as both a validation of our approach and a confirmation of our conversion process, a key to minimizing information systems risk and any disruption to the business and customer base.

Employees

As of September 25, 2008, we had approximately 3,522 employees worldwide. Thirty employees belong to the International Brotherhood of Teamsters and are covered by collective bargaining agreements. We believe we have good relationships with our employees and have not had any major issues such as strikes or business interruptions during the past several years.

Properties

We operate a modified hub and spoke model that is centered around our 6 distribution centers in North America with more than 250 branches which have inventory and local employees. Additionally, in order to maintain strong customer relationships, we hold inventory at approximately 700 on-site customer locations.

The company maintains two corporate headquarters, the precedent McJunkin headquarters in Charleston, WV, which focuses on downstream, gas utilities (midstream), and Appalachian upstream activities, and the precedent Red Man headquarters in Tulsa, OK, which focuses on upstream and pipeline (midstream) activities. We also maintain a main corporate office for our Canadian operations in Calgary, Alberta.

Competition

We are the largest PVF distributor to the energy industry in North America based on sales. The broad PVF distribution industry is fragmented and includes large, nationally recognized distributors, major regional distributors and many smaller local distributors, with the potential for further consolidation. The principal methods of competition include offering prompt local service, fulfilment capability, breadth of product and service offerings, price and total costs to the customer. Our competitors include national recognized distributors, such as Wilson Industries, Inc. (a subsidiary of Smith International, Inc.) and National Oilwell Varco, Inc., several large regional or product-specific competitors, and many local, family-owned PVF distributors.

Environmental Matters

We are subject to a variety of federal, state, local, foreign and provincial environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the management, storage and disposal of hazardous substances and wastes, the responsibility to investigate and cleanup contamination and occupational health and safety. Fines and penalties may be imposed for non-compliance with applicable environmental, health and safety requirements and the failure to have or to comply with the terms and conditions of required permits. Historically, the costs to comply with environmental and health and safety requirements have not been material. We are not aware of any pending environmental compliance or remediation matters that, in the opinion of management, are reasonably likely to have a material effect on our business, financial position or results of operations. However, the failure by us to comply with applicable environmental, health and safety requirements could result in fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders requiring corrective measures, including the installation of pollution control equipment or remedial actions.

Under certain laws and regulations, such as the federal Superfund law, the obligation to investigate and remediate contamination at a facility may be imposed on current and former owners or operators or on persons who may have sent waste to that facility for disposal. Liability under these laws and regulations may be without regard to fault or to the legality of the activities giving rise to the contamination. Although we are not aware of any active litigation against us under the federal Superfund law or its state equivalents, contamination has been identified at several of our current and former facilities, and we have incurred and will continue to incur costs to investigate and remediate these conditions. Moreover, we may incur liabilities in connection with environmental conditions currently unknown to us relating to our prior, existing or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired.

In addition, environmental, health and safety laws and regulations applicable to our business and the business of our customers, including laws regulating the energy industry, and the interpretation or enforcement of these laws and regulations, are constantly evolving and it is impossible to predict accurately the effect that changes in these laws and regulations, or their interpretation or enforcement, may have upon our business, financial condition or results of operations. In particular, legislation and regulations limiting emissions of greenhouse gases, including carbon dioxide associated with the burning of fossil fuels, are at various stages of consideration and implementation, and if fully implemented, could negatively impact the market for our products and, consequently, our business. Should environmental laws and regulations, or their interpretation or enforcement, become more stringent, our costs could increase, which may have a material adverse effect on our business, financial condition and results of operations.

Legal Proceedings

From time to time, we have been subject to various claims and involved in legal proceedings incidental to the nature of our businesses. We maintain insurance coverage to reduce financial risk associated with certain of these claims and proceedings. It is not possible to predict the outcome of these claims and proceedings. However, in our opinion, there are no material pending legal proceedings that are likely to have a material effect on our business, financial condition or results of operations, although it is possible that the resolution of certain actual, threatened or anticipated claims or proceedings could have a material adverse effect on our business, financial condition or results of operation in the period of resolution. For information regarding asbestos cases in which we are a defendant, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations, Commitments and Contingencies — Legal Proceedings” and “Note 7 — Contingencies” to the consolidated financial statements dated September 25, 2008.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages (as of September 25, 2008) and positions of each person who is an executive officer or director of McJunkin Red Man Holding Corporation and who will be an executive officer or director of McJunkin Red Man Holding Corporation upon completion of this offering.

Name	Age	Position

Andrew Lane	49	President and Chief Executive Officer and Director
James F. Underhill	53	Executive Vice President and Chief Financial Officer
Dee Paige	55	Executive Vice President — Strategy and Corporate Development
Stephen D. Wehrle	55	Executive Vice President — Business Development
Jeffrey Lang	52	Executive Vice President — Operations
Stephen W. Lake	44	Executive Vice President, General Counsel and Corporate Secretary
Nasser Farshchian	50	Senior Vice President and Chief Information Officer
David Lewis	53	Senior Vice President — Human Resources
Gary A. Ittner	56	Senior Vice President — Supply Chain Management
Craig Ketchum	51	Chairman of the Board of Directors
Leonard M. Anthony	55	Director
Rhys J. Best	62	Director
Henry Cornell	52	Director
Christopher A.S. Crampton	30	Director
John F. Daly	42	Director
Harry K. Hornish, Jr.	63	Director
Sam B. Rovit	50	Director
H.B. Wehrle, III	57	Director

Andrew Lane has served as the president and chief executive officer of our company since September 2008. He has also served as a director of our company since September 2008. From December 2004 to December 2007, he served as executive vice president and chief operating officer of Halliburton Company, where he was responsible for Halliburton’s overall operational performance, managed over 50,000 employees worldwide and oversaw several mergers and acquisitions integrations. Prior to that, he held a variety of leadership roles within Halliburton, serving as president and chief executive officer of Kellogg Brown & Root, Inc. from July 2004 to November 2004, as senior vice president, global operations of Halliburton Energy Services Group from April 2004 to July 2004, as president of the Landmark Division of Halliburton Energy Services Group from May 2003 to March 2004, and as president and chief executive officer of Landmark Graphics Corporation from April 2002 to April 2003. He was also chief operating officer of Landmark Graphics from January 2002 to March 2002 and vice president, production enhancement PSL, completion products PSL and tools/testing/TCP of Halliburton Energy Services Group from January 2000 to December 2001. Mr. Lane also served as a director of KBR, Inc. from June 2006 to April 2007. Mr. Lane was not employed from January 2008 to August 2008. He began his career in the oil and gas industry as a field engineer for Gulf Oil Corporation in 1982, and later worked as a production engineer in Gulf Oil’s Pipeline Design and Permits Group. Mr. Lane received a B.S. in mechanical engineering from Southern Methodist University. He is a member of the executive board of the Southern Methodist University School of Engineering.

James F. Underhill has served as executive vice president and chief financial officer of our company and of McJunkin Red Man Corporation, our subsidiary, since November 2007. At McJunkin, he served as chief financial officer from May 2006 through October 2007, as senior vice president of accounting and information services from 1994 to May 2006, and vice president and controller from 1987 to 1994. Prior to 1987, Mr. Underhill served as controller, assistant controller, and corporate accounting manager. Mr. Underhill joined McJunkin in 1980 and has since overseen McJunkin’s accounting, information systems, and mergers and acquisitions areas. He has been involved in numerous implementations of electronic customer solutions and has had primary responsibility for the acquisition and integration of more than 30 businesses. Mr. Underhill was also project manager for the design, development, and implementation of McJunkin’s FOCUS operating system. He received a B.A. in accounting and economics from Lehigh University in 1977 and is a certified public accountant. Prior to joining McJunkin, Mr. Underhill worked in the New York City office of the accounting firm of Main Hurdman.

Dee Paige has served as executive vice president — strategy and corporate development at our company and at McJunkin Red Man Corporation, our subsidiary, since October 2008. Prior to that, he had served as executive vice president with responsibilities for Canadian operations and business development at our company and at McJunkin Red Man Corporation, our subsidiary, since November 2007. Mr. Paige joined Red Man in 1982 and worked as controller until 1986, when he was named vice-president — finance. He was named chief financial officer/treasurer of Red Man in 1995. He also served on Red Man’s board of directors. Mr. Paige received his undergraduate degree and master’s degree in accounting from Oklahoma State University. Mr. Paige is a certified public accountant.

Stephen D. Wehrle has served as executive vice president — business development at our company and at McJunkin Red Man Corporation, our subsidiary, since October 2008. Prior to that, he had served as executive vice president — branch sales and operations at our company and at McJunkin Red Man Corporation, our subsidiary, since November 2007. Mr. Wehrle began working at McJunkin in 1974 as an inside sales representative. He became senior vice president of sales at McJunkin in 1987 and became executive vice president of sales at McJunkin in 2004. Mr. Wehrle graduated from the University of Colorado with a bachelor of arts degree. He currently serves on the advisory board for the University of Charleston Graduate School of Business and is a director of the Chemical Alliance Zone in Charleston, West Virginia, the Clay Center for the Arts and Sciences, the Library Foundation of Kanawha Valley, Thomas Memorial Hospital, and the West Virginia Hospital Association. He is also director emeritus of Children’s Home Society of West Virginia. Stephen D. Wehrle is the brother of H.B. Wehrle, III, one of our directors.

Jeff Lang has served as executive vice president — operations at our company and at McJunkin Red Man Corporation, our subsidiary, since October 2008. Prior to that, he had served as executive vice president — branch sales and operations at our company since August 2008 and at McJunkin Red Man Corporation, our subsidiary, since November 2007. Mr. Lang has over 25 years experience in distribution, operations and sales. He served as senior vice president of branch sales and operations at Red Man from March 2006 through October 2007. Prior to joining Red Man in March 2006, he served as director of Ingersoll Rand’s North American Sales and Service business from January 2002 to March 2006. Mr. Lang worked at Ingersoll Rand’s headquarters in various leadership and management capacities. He also led Ingersoll Rand’s North American Independent Distributor business from May 1999 to December 2002. Mr. Lang received his undergraduate degree from Ohio University and received an MBA from Averett College.

Nasser Farshchian has served as senior vice president and chief information officer at our company and at McJunkin Red Man Corporation, our subsidiary, since July 2008. Mr. Farshchian brings over 23 years of information technology and business experience in Fortune 100 and start-up companies. He has held management positions at Nestlé, Nestlé USA, J.B. Hunt, SeeCommerce, and Bristlecone. Most recently, Mr. Farshchian served as the director of the Program Management Office at J.B. Hunt from October 2003 to July 2008, where his IT strategy focused on reducing the cost of systems development across the organization and increasing the quality of systems deliverables. Prior to that, as vice president of corporate development for Bristlecone from 2001 to 2003, Mr. Farshchian’s primary focus was the creation and execution of sales and business development strategies, competitive positioning, solutions partnerships and strategic alliances. Prior to that, as vice president of international business development for SeeCommerce from 1998 to 2001, Mr. Farshchian was responsible for establishing and operating SeeCommerce’s operations in Europe, Latin America, Africa, and the Asia Pacific region. Prior to that, as director of supply chain processes for Nestlé USA from 1997 to 1998, Mr. Farshchian managed a corporate-wide activity aimed at simplifying Nestlé USA’s business processes, increasing real internal growth, and reducing operational waste. As head of strategy support for Nestlé in Switzerland from 1990 to 1998, Mr. Farshchian was responsible for establishing global standards for application development areas. Mr. Farshchian received bachelor of science degrees in civil engineering and information technology from Cleveland State University. Mr. Farshchian currently serves on the advisory board of Aankhen, Inc.

David Lewis has served as senior vice president — human resources at our company and at McJunkin Red Man Corporation, our subsidiary, since October 2008. Prior to that, he had served as senior corporate vice president of human resources at McJunkin Red Man Corporation since May 2008. From March 2001 to March 2008, Mr. Lewis was corporate director of human resources at Century Aluminum, a global aluminum company, where he was responsible for providing strategic human resources leadership throughout the company. Prior to that, he held various leadership positions at Cargill Steel, the steel division of Cargill Inc., serving as vice president — human resources from 1997 to 2001, as director of human resources from 1994 to 1997, and as manager of human resources from 1980 to 1994. Mr. Lewis received a bachelor of science degree in psychology and a master of science degree in industrial management from Marshall University.

Gary A. Ittner has served as senior vice president — supply chain management at our company and at McJunkin Red Man Corporation, our subsidiary, since October 2008. Prior to that, he had served as senior corporate vice president of supply chain management at our company since August 2008 and at McJunkin Red Man Corporation, our subsidiary, since November 2007. He has specific responsibility for the procurement of all industrial valves, automation, fittings and alloy tubular products. Prior to November 2007, he served as senior corporate vice president of supply management at McJunkin (which became McJunkin Red Man Corporation after the Red Man Transaction in October 2007) since March 2001. Before joining the Supply Management Group, Mr. Ittner worked in various field positions including branch manager, regional manager, and senior regional vice president. He is a past chairman of the executive committee of the American Supply Association’s Industrial Piping Division. Mr. Ittner began working at McJunkin in 1971 following his freshman year at the University of Cincinnati and joined the company full-time following his graduation in 1974.

Stephen W. Lake has served as executive vice president, general counsel and corporate secretary of our company and of McJunkin Red Man Corporation, our subsidiary, since October 2008. Prior to that date he had served as senior vice president, general counsel and corporate secretary of our company and of McJunkin Red Man Corporation since June 2008. Prior to that, he was senior vice president — general counsel of McJunkin Red Man Corporation since joining McJunkin Red Man Corporation in January 2008. Previously, Mr. Lake was a shareholder at the law firm Gable & Gotwals in Tulsa, Oklahoma from January 1, 1998 through January 6, 2008, where he practiced in the areas of mergers and acquisitions and securities law. He was a member of the board of directors of Gable & Gotwals from January 1, 2005 through January 6, 2008 and an associate of that firm from September 1991 until becoming a shareholder in January 1998. Mr. Lake graduated from Vanderbilt University in 1987 with honors in economics and graduated first in his class from the University of Oklahoma law school in 1991. He was editor-in-chief of the Oklahoma Law Review from 1990-1991.

Craig Ketchum has served as the chairman of our board of directors since September 2008 and as a member of our board of directors since October 2007. He was the president and chief executive officer of our company and of McJunkin Red Man Corporation, our subsidiary, from May 2008 to September 2008. Prior to that, he served as co-president and co-chief executive officer of McJunkin Red Man Corporation since the business combination between McJunkin and Red Man in October 31, 2007. He has served at Red Man in various capacities since 1979, including store operations and sales, working at Red Man locations in Ardmore, Oklahoma, Tulsa, Oklahoma, Denver, Colorado, and Dallas, Texas. He was named vice president — sales at Red Man in 1991, executive vice president of Red Man in 1994 and president and chief executive officer in 1995. He also served on Red Man’s board of directors. During his tenure as Red Man’s leader, Red Man sales increased significantly and he led Red Man’s acquisition of a majority voting interest in Midfield Supply ULC, a successful Canadian oilfield distributor, as well as other strategic acquisitions that provided opportunities for Red Man to expand its product offering and geographic presence. In 2007 he led the key team players in the successful business combination between McJunkin and Red Man. As president and chief executive officer of our company, his expanded leadership responsibilities in 2007 and 2008 included serving on our board of directors, planning and formulating strategies for our combined company, leading our combined senior management team, communicating corporate strategy and vision to all employees, and blending cultures and organizational structures. Mr. Ketchum graduated from the University of Central Oklahoma with a business degree and joined Red Man in 1979. He has served as chairman of the Petroleum Equipment Suppliers Association. He currently serves on the board of the Metropolitan Tulsa Chamber of Commerce and is active in the Young President’s Organization.

Leonard M. Anthony has been a member of our board of directors since October 2008. Mr. Anthony has served as the president and chief executive officer of WCI Steel, Inc., an integrated producer of custom steel products, since December 2007. He has also been a member of the board of directors of WCI Steel since December 2007. Mr. Anthony has more than 25 years of financial and operational management experience. From April 2005 to August 2007, Mr. Anthony was the executive vice president and chief financial officer of Dresser-Rand Group Inc., a global supplier of rotating equipment solutions to the oil, gas, petrochemical and processing industries. From May 2003 to April 2005, he served as chief financial officer of International Steel Group Inc. From 1979 to 2003, he worked at Bethlehem Steel Corporation. At Bethlehem Steel, he served as senior vice president finance and chief financial officer from 2001 to 2003, as vice president, finance and treasurer from 1999 to 2001, as assistant treasurer from 1998 to 1999, as manager, financial planning, special projects and risk management from 1993 to 1998, as director, risk management from 1990 to 1993, as director, financial services from 1986 to 1990, and as corporate credit manager from 1985 to 1986. Mr. Anthony earned a B.S. in accounting from Pennsylvania State University, an M.B.A. from the Wharton School of the University of Pennsylvania and an A.M.P. from Harvard Business School.

Rhys J. Best has been a member of our board of directors since December 1, 2007. From 1999 until June 2004, Mr. Best was chairman, president and chief executive officer of Lone Star Technologies, Inc., a company engaged in producing and marketing casing, tubing, line pipe and couplings for the oil and gas, industrial, automotive, and power generation industries. From June 2004 until Lone Star was acquired by the United States Steel Corporation in June 2007, Mr. Best was chairman and chief executive officer of Lone Star. Mr. Best retired in June 2007. Before joining Lone Star in 1989, Mr. Best held several leadership positions in the banking industry. In 1985 he was named president of First City Bank Dallas, which, at that time, was the second largest bank in the First City system. Earlier, he had worked at Manufacturers Hanover Corporation of New York and Interfirst Bank of Dallas. Mr. Best graduated from the University of North Texas with a Bachelor of Business Administration Degree and earned an M.B.A. from Southern Methodist University. He is a member of the board of directors of Cabot Oil & Gas Corporation, an independent natural gas producer, Trinity Industries, which owns a group of businesses providing products and services to the industrial, energy, transportation, and construction sectors, and Austin Industries, Inc., a Dallas-based general construction company. He is also a member of the board of directors of Crosstex Energy GP, LLC, the general partner of the general partner of Crosstex Energy, L.P., an independent midstream energy services company. He is also involved in a number of industry-related and civic organizations, including the Petroleum Equipment Suppliers Association (for which he has previously served as chairman) and the Maguire Energy Institute of Southern Methodist University. He serves on the board of advisors of the College of Business Administration at the University of North Texas.

Henry Cornell has been a member of our board of directors since November 29, 2006. Mr. Cornell is a managing director in the Principal Investment Area of Goldman, Sachs & Co., which he joined in 1984. He is a member of the Investment Committee of the Principal Investment Area of

Goldman, Sachs & Co. Mr. Cornell also serves on the board of directors of The First Marblehead Corporation and Knight Inc. Mr. Cornell received a B.A. from Grinnell College and a J.D. from New York Law School.

Christopher A.S. Crampton has been a member of our board of directors since January 31, 2007. He is currently a vice president in the Principal Investment Area of Goldman, Sachs & Co., which he joined in 2003. From 2000 to 2003, he worked in the investment banking division of Deutsche Banc Alex. Brown. He is a graduate of Princeton University.

John F. Daly has been a member of our board of directors since January 31, 2007. Mr. Daly is a managing director in the Principal Investment Area of Goldman Sachs, where he has worked since 2000. In 1998 and from 1999 to 2000, he was a member of the Investment Banking Division of Goldman Sachs. From 1991 to 1997, Mr. Daly was a Senior Instructor of Mechanical & Aerospace Engineering at Case Western Reserve University. He earned a B.S. and M.S. in Engineering from Case Western Reserve University and an M.B.A. from the Wharton School of Business. Mr. Daly currently serves as a director of Cooper-Standard Automotive Inc. and Hawker Beechcraft, Inc.

Harry K. Hornish, Jr. has been a member of our board of directors since October 31, 2007. From October 2002 to November 2005, he was the president and chief executive officer of National Waterworks, Inc., a distributor of products used to build, repair and maintain water and wastewater transmission systems. Mr. Hornish retired in November 2005. Prior to joining National Waterworks, Mr. Hornish was the president and chief operating officer of U.S. Filter Distribution Group, Inc. since February 1998 and also served as the executive vice president of U.S. Filter Distribution from its inception in 1996 until February 1998. Prior to serving at U.S. Filter Distribution Group, Mr. Hornish was the president and chief executive officer of The Utility Supply Group, Inc., which was acquired by U.S. Filter Distribution Group in 1996 after it was spun off from CertainTeed Corporation in 1994. Mr. Hornish was employed at CertainTeed Corporation from 1987 to 1994, where he held executive positions in both the Building Materials and the Utility Supply divisions. His early career included several sales, marketing, and senior management positions with the distribution division of Owens Corning Fiberglas. He is currently a member of the board of directors of Underground Solutions, Inc., a provider of infrastructure technologies for water and sewer applications, and Generac Corp., a manufacturer of standby and prime power generators. Mr. Hornish received a B.A. in political science from Marshall University.

Sam B. Rovit has been a member of our board of directors since June 2008. Mr. Rovit was also a member of the board of directors of McJunkin Corporation from 2001 until January 2007. Mr. Rovit is a partner at Bain Corporate Renewal Group, a unit of Bain & Company which provides turnaround services. Mr. Rovit joined the Bain Corporate Renewal Group in January 2008 and was a partner at Bain & Company from 1989 to June 2005. From July 2005 to June 2007, he was the president and CEO of Swift & Co., a meat processing company. Mr. Rovit earned an M.B.A. from Harvard Business School and a Master of Arts in law and diplomacy from the Fletcher School of Law and Diplomacy at Tufts University where he studied military strategy and international business. He received a bachelor’s degree in Public Policy from Duke University.

H.B. Wehrle, III has been a member of our board of directors since January 31, 2007. He served as our president and chief executive officer from January 31, 2007 to October 30, 2007. From October 31, 2007 to May 2008, Mr. Wehrle served as co-president and co-chief executive officer of McJunkin Red Man Corporation, and from May 2008 until September 2008 he served as chairman of our board of directors. Mr. Wehrle began his career with McJunkin Corporation in 1973 in sales. He subsequently served as treasurer and was later promoted to executive vice president. He was elected president of McJunkin Corporation in 1987. Mr. Wehrle graduated from Princeton University and received an M.B.A. from Georgia State University. He is affiliated with the American Supply Association and the Young Presidents’ Organization. He serves on the boards of the Central WV Regional Airport Authority, the Mid-Atlantic Technology, Research and Innovation Center and the National Institute for Chemical Studies in Charleston, West Virginia. He also serves on the board of the Mountain Company in Parkersburg, West Virginia. H.B. Wehrle, III is the brother of Stephen D. Wehrle, our executive vice president — branch sales and operations.

Each of our directors, except for Andrew Lane and Leonard M. Anthony, is also a director of PVF Holdings LLC, the selling stockholder in this offering. Mr. Wehrle, one of our directors, is chairman of PVF Holdings LLC.

Board of Directors

Our board of directors consists of ten members. The current directors are included above. Our directors are elected annually to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified.

Our board of directors has determined that we are a “controlled company” under the rules of the New York Stock Exchange and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements of the New York Stock Exchange. Pursuant to the “controlled company” exception to the board of directors and committee composition requirements, we will be exempt from the rules that require that (a) our board of directors be comprised of a majority of “independent directors”, (b) our compensation committee be comprised solely of “independent directors” and (c) we establish a nominating and corporate governance committee comprised solely of “independent directors” as defined under the rules of the New York Stock Exchange. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the audit committee requirements of the Sarbanes-Oxley Act and the New York Stock Exchange, which require that our audit committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days of this offering and all independent directors within a year of this offering.

Audit Committee.  Our audit committee is currently comprised of Leonard M. Anthony, Rhys J. Best, and          . Mr. Anthony is chairman of the audit committee. Our board of directors has determined that Mr. Anthony qualifies as an “audit committee financial expert”. The audit committee’s responsibilities are to assist the board of directors in monitoring our financial reporting process, accounting functions and internal controls; to oversee the qualifications, independence, appointment, retention, compensation and performance of our independent registered public accounting firm; to recommend to the board of directors the engagement of our independent accountants; to review with the independent accountants the plans and results of the auditing engagement; and to oversee “whistle-blowing” procedures and certain other compliance matters.

Compensation Committee.  Our compensation committee is currently comprised of Rhys J. Best, Christopher A.S. Crampton, John F. Daly and Harry K. Hornish, Jr. Mr. Best is chairman of the compensation committee. The principal responsibilities of the compensation committee are to establish policies and periodically determine matters involving executive compensation, recommend changes in employee benefit programs, grant or recommend the grant of stock options and stock awards and provide counsel regarding key personnel selection. See “— Executive Compensation — Compensation Discussion and Analysis”.

Executive Compensation

Compensation Discussion and Analysis

Introduction

Prior to this offering, the company has been privately owned. On January 31, 2007, the Goldman Sachs Funds acquired a controlling interest in McJunkin. In October 2007, McJunkin and Red Man entered into a business combination transaction to form the combined company, McJunkin Red Man Corporation. The Goldman Sachs Funds are part of Goldman Sachs’ Principal Investment

Area, one of the world’s largest private equity and mezzanine investors. The overriding objective of our owners and management prior to this offering has been to increase the economic value and size of the company during the period of ownership. Our compensation philosophy has been primarily designed to support achieving that objective. In addition, compensation decisions during 2007 and 2008 have been made with an eye toward successfully integrating the compensation programs of McJunkin and Red Man.

During 2007, the compensation committee of the board of directors of PVF Holdings LLC (our controlling stockholder, with over 98% of our common stock prior to this offering) oversaw companywide compensation practices, reviewed, developed and administered executive compensation programs and made recommendations to the board of directors of PVF Holdings LLC on compensation matters. Harry K. Hornish, Jr., Peter C. Boylan, III and John F. Daly served as members of this committee. In June 2008, the board of directors of the company established a compensation committee, which was comprised of Harry K. Hornish, Jr., Peter C. Boylan, III and John F. Daly. In October 2008, the board of directors of the company resolved to reformulate this committee. Since such time, the compensation committee of the board of directors of the company has been comprised of Rhys J. Best, Christopher A.S. Crampton, John F. Daly and Harry K. Hornish, Jr., with Mr. Best serving as chairman. Also in October 2008, shortly after the reformation of the compensation committee of the company, the board of directors of PVF Holdings LLC resolved that its compensation committee should be dissolved. As of such date, the compensation committee of the board of directors of the company has generally taken over the duties of the compensation committee of the board of directors of PVF Holdings LLC.

The compensation committees of the board of directors of the company and PVF Holdings LLC have overseen and made recommendations to their respective boards of directors on compensation matters. Generally, the compensation committees have made recommendations to their corresponding full board of directors and each board of directors has had the final decision-making authority. However, with respect to certain compensation policies or plans, the boards of directors have been permitted to delegate to their respective compensation committees the authority to make decisions. In August 2008, the board of directors of the company delegated the authority to its compensation committee to administer the company’s stock option and restricted stock plans. This general process has remained the same with respect to the compensation committee of the board of directors of the company since the dissolution of the compensation committee of the board of directors of PVF Holdings LLC.

Each compensation committee established an advisory group to develop recommendations and proposals. Each advisory group consisted of Craig Ketchum (the chairman of our board of directors), H.B. Wehrle, III (a member of our board of directors), James F. Underhill (our chief financial officer), David Lewis (our senior vice president of human resources), Diana Morris (our vice president of investor relations, payroll and benefits) and Russ Hoos (our vice president of human resources). Andrew Lane, our current president and chief executive officer, served as chairman of these advisory groups. The advisory group of the compensation committee of the board of directors of the company continues to advise such compensation committee. The compensation committees of PVF Holdings LLC and the company have held meetings on the same days on which meetings of the boards of directors are held and at other times as needed.

The compensation committee of PVF Holdings LLC has historically:

•	Reviewed both performance and compensation to ensure that the company maintains its ability to attract and retain superior executives in key positions and that the compensation provided to those employees is competitive with the compensation paid to similarly situated executives at our peer companies;

•	Reviewed and authorized the company to enter into employment, severance and other compensation agreements with senior executives;

•	Administered the McJunkin Red Man Corporation Variable Compensation Plan (a general bonus plan), the Red Man Pipe & Supply Co. Retirement Savings Plan, the McJunkin Corporation Profit-Sharing and Savings Plan and Trust and the McJunkin Red Man Non-Qualified Deferred Compensation Plan;

•	Performed such duties and responsibilities as may be assigned by our board of directors under the terms of any other executive compensation plan and/or with respect to the issuance and management of profits units and common units in PVF Holdings LLC; and

•	Reviewed and established perquisites and employee benefits policies.

For purposes of this Compensation Discussion and Analysis, “board of directors” and “compensation committee” refer to the board of directors and the compensation committee of PVF Holdings LLC unless otherwise specified because the compensation committee of the board of directors of the company was not established until June 2008. Our overall compensation philosophy has not materially changed as a result of the compensation committee of the company taking over these compensation-related duties. On October 28, 2008, the compensation committee of the board of directors of the company adopted a formal compensation committee charter.

Compensation Philosophy and Objectives

Our compensation committee believes that our executive compensation program should be structured to reward the achievement of specific annual, long-term and strategic performance goals of the company. The executive compensation philosophy of the compensation committee is threefold:

•	To align the interests of executive officers with those of our shareholders, thereby providing long-term economic benefit to the company’s shareholders;

•	To provide competitive financial incentives in the form of salary, bonus and benefits, with the goal of attracting and retaining talented executive officers; and

•	To maintain a compensation program whereby executive officers who demonstrate exceptional performance will have the opportunity to realize appropriate economic rewards.

Following this offering, our executive compensation program will continue to be structured to ensure an appropriate balance between compensation and the company’s financial performance and shareholder returns, as well as between short-term and long-term performance.

Setting Executive Compensation

Role of the Compensation Committee

The compensation committee has established annual and long-term cash and equity programs to motivate our executive officers to achieve the business goals established by the company. In addition to considering our philosophy and objectives, the compensation committee considered the pre-acquisition compensation packages of executive officers of McJunkin and Red Man and their interests in PVF Holdings LLC through equity rollovers and co-investments in establishing our compensation program. Based on these factors, the compensation committee devised a compensation program designed to keep our executive officers highly incentivized.

Role of Executive Officers

During 2007, H.B. Wehrle, III and Craig Ketchum (each of whom served as chief executive officer), consulted with the compensation committee regularly with respect to executive compensation. Messrs. H.B. Wehrle and Ketchum made recommendations to the compensation committee regarding the total compensation packages for executive officers (except with respect to their own compensation as chief executive officers), including the amount and form of compensation. These recommendations were presented to the compensation committee for review, input and approval, and the compensation committee either accepted or rejected such recommendations. The compensation packages of Messrs. H.B. Wehrle and Ketchum were negotiated in connection with the GS Acquisition and Red Man Transaction, respectively. The compensation package of our current chief executive officer, Andrew Lane, was negotiated as part of the company’s offer of employment to Mr. Lane.

Role of Compensation Consultant

Due to the nature of our ownership, the compensation committee did not engage compensation consultants in connection with the determination of executive compensation in 2007. However, in 2008 the company engaged Hewitt Associates, an outside global human resources consulting firm, to review our compensation program, including executive compensation. Hewitt Associates has produced a report to the company in which the company’s compensation program is compared to the compensation programs of a group of peer companies. To ensure that our compensation program remains competitive with those of our peers, we are currently evaluating our compensation program, including executive compensation, in connection with our review of the Hewitt Associates report as well as other relevant considerations.

Components of Executive Compensation

The individuals who served as our chief executive officer or chief financial officer in fiscal year 2007 and our next three most highly compensated executive officers serving as of December 31, 2007 were H.B. Wehrle, III, Craig Ketchum, James F. Underhill, David Fox, III, Dee Paige and Stephen D. Wehrle. In this prospectus, we refer to these individuals as our named executive officers. For the fiscal year ended December 31, 2007, the principal components of compensation for our named executive officers were:

•	Base salary;

•	Short-term incentive compensation;

•	Long-term equity incentive compensation;

•	Retirement and other benefits; and

•	Perquisites and other personal benefits.

Base Salary

The company provides named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary for each named executive officer is determined based on his position and responsibility and on available market data. During its annual review of base salaries for executives, the compensation committee primarily considers each executive officer’s individual performance and an internal review of the executive’s compensation, both individually and as compared to that of other executive officers.

Short-term Incentive Compensation

McJunkin Red Man Corporation maintains an annual cash bonus plan, the Variable Compensation Plan. Messrs. H.B. Wehrle, Underhill, Fox and S. Wehrle participated in this plan in fiscal year 2007 starting on February 1, 2007 following the GS Acquisition. Messrs. Ketchum and Paige began participating in this plan in fiscal year 2008. Each of the named executive officers has a target annual incentive bonus equal to 100% of annual base salary. The determination of awards pursuant to the plan depends on the achievement of two corporate performance objectives, one with respect to adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the other with respect to return on net assets (“RONA”), the achievement of which constitutes

80% and 20% of annual awards, respectively. For fiscal year 2007, the Adjusted EBITDA and RONA goals for the heritage McJunkin Corporation under the Variable Compensation Plan were as follows:

	Adjusted		Percent of Target
Performance Level	EBITDA	RONA	Award Payout

Threshold	$146,639,160	34.87%	5%
Target	$181,036,000	43.05%	100%
Maximum	$181,036,000	43.05%	100%

These annual performance goals were determined by a budgeting process that involved an examination of the company’s markets, customers and general outlook and the setting of growth targets based on these factors. The fiscal year 2007 performance goals related solely to the performance of McJunkin, and excluded the performance of Red Man. Starting in fiscal year 2008, the performance goals will relate to the performance of the entire organization, not solely to that of McJunkin. No awards are payable under the plan unless at least 81% of the annual goal has been achieved. At 81% achievement, there is a payout of 5% of each participant’s target annual incentive bonus; this payout increases in 5% increments for each additional percent of achievement up to full achievement of the annual goal. Upon full achievement of the annual goal, 100% of the target annual incentive bonus is paid, which is the maximum award possible under the plan. Performance measures are evaluated on an annual basis in connection with awards to the named executive officers.

As a result of McJunkin meeting its fiscal year 2007 performance goals, the named executive officers who participated in the plan during 2007 were paid 100% of their target annual incentive bonuses (with the exception of Mr. Fox, who earned 97.4% of his target Variable Compensation Plan award for this period), pro-rated to reflect participation for eleven months of the year. The amounts paid under this plan for performance in fiscal year 2007 are as follows: $632,500 for Mr. H.B. Wehrle, $412,500 for Mr. Underhill, $513,643 for Mr. Fox and $531,667 for Mr. S. Wehrle. As part of an agreement reached with Messrs. Ketchum and Paige in connection with the Red Man Transaction, they will be eligible to receive awards under the Variable Compensation Plan starting in 2008.

During Red Man’s fiscal year ending on October 31, 2007, Messrs. Ketchum and Paige participated in the Red Man bonus plan. The Red Man bonus pool for fiscal 2007, when Red Man was a standalone company before the Red Man Transaction, was determined by senior management of Red Man based on Red Man’s overall profitability, including pre-tax profitability and pre-LIFO (last-in, first-out) profitability, and was not determined based on a formulaic method. After the bonus pool was determined, senior management made a discretionary allocation to business unit leaders of the organization, based on senior management’s assessment as to each business unit’s contribution to overall profitability. Business unit leaders, in turn, made discretionary awards to the employees in their units.

The amounts awarded to Messrs. Ketchum and Paige for fiscal year 2007 under this plan were determined by senior management in their discretion. In determining these awards, senior management considered specific accomplishments of Messrs. Ketchum and Paige and the achievement of certain corporate goals of Red Man during fiscal year 2007. Mr. Ketchum’s accomplishments during fiscal year 2007 include his contributions to Red Man’s acquisitions of Northern Boreal and Hagan Oilfield Supply Ltd., his involvement with the arrangement of Midfield’s revolving credit facility with Bank of America (with a maximum limit of CDN $150 million, or US$144.94 million) and the arrangement of Midfield’s CDN $15 million (US$14.49 million) credit facility with Alberta Treasury Branches, and, most notably, his instrumental role in negotiating and implementing the business combination of McJunkin and Red Man. Mr. Paige’s accomplishments during fiscal year 2007 include his contributions to Red Man’s acquisitions of Northern Boreal and Hagan Oilfield Supply Ltd., his reorganization of Midfield from a reporting perspective, his involvement with the arrangement of Midfield’s revolving credit facility with Bank of America (with a maximum limit of CDN $150 million, or US$144.94 million) and the arrangement of Midfield’s CDN $15 million (US$14.49 million) credit facility with Alberta Treasury Branches, and his involvement in the hiring of a new chief financial officer of Midfield. In addition to the above described individual accomplishments, the awards to Messrs. Ketchum and Paige were made after consideration of the following corporate accomplishments of Red Man during fiscal year 2007: revenue growth, improvement of gross margin, reduction in employee turnover, increase in operating income, increase in company inventory turn and a reduction of selling, general and administrative expenses as a percentage of sales. In determining the awards of Messrs. Ketchum and Paige, each of these factors were considered by senior management, but no formulaic method was applied. These awards are set forth in the bonus column of the Summary Compensation Table below.

On November 1, 2007 following the Red Man Transaction, executive vice presidents, senior vice presidents and other senior officers of Red Man (including Messrs. Ketchum and Paige) were integrated into the Variable Compensation Plan starting in fiscal year 2008. Certain other employees of Red Man continue to participate in the Red Man bonus plan.

In addition to amounts earned by Messrs. H.B. Wehrle, Underhill, Fox and S. Wehrle pursuant to the Variable Compensation Plan during fiscal year 2007, Messrs. H.B. Wehrle, Underhill and S. Wehrle also earned amounts pursuant to the pre-GS Acquisition McJunkin executive incentive plan for performance during January 2007, and Mr. Fox earned an amount with respect to January 2007 pursuant to the McJunkin Appalachian senior management incentive plan. These amounts related to performance during January 2007 are as follows: $187,000 for Mr. H.B. Wehrle, $73,900 for Mr. Underhill, $127,264 for Mr. Fox and $177,650 for Mr. S. Wehrle. Amounts earned pursuant to the pre-GS Acquisition McJunkin executive incentive plan were based on the “consolidated operating gain” of McJunkin, which was measured on a quarterly basis based on internal financial statements. For each incentive quarter during fiscal year 2007, the consolidated operating gain (after interest, depreciation and state taxes) threshold was $7,281,000. Upon achievement of this threshold, Messrs. H.B. Wehrle and S. Wehrle were eligible to receive an award equal to 7.75% of their monthly base salary and Mr. Underhill was eligible to receive an award equal to 6.25% of his monthly base salary, with respect to the relevant incentive quarter. For each $100,000 increase in consolidated operating gain during the relevant incentive quarter, the monthly base salary multiplier was increased by .1 percentage points. Although a 7.75% base multiplier was the multiplier applicable to Messrs. H.B. Wehrle, and S. Wehrle, and a 6.25% base multiplier was applicable to Mr. Underhill, other participants had different multipliers established by senior management based on participants’ position and duties at McJunkin. Each incentive quarter, the incentive award earned was reduced by 15%. Mr. Fox received an incentive award with respect to January 2007 pursuant to the McJunkin Appalachian incentive plan for senior management. Pursuant to this plan, an incentive pool was created each quarter, which consisted of 7.0875% of the distribution gain as reflected on internal operating statements of McJunkin Appalachian. Members of McJunkin Appalachian senior management each received a percentage of this pool. The percentages received by senior management were initially established in connection with negotiations relating to the acquisition of Appalachian Pipe & Supply Co. by McJunkin, and were reviewed periodically by senior management of McJunkin following that acquisition. Mr. Fox’s percentage was 30%. As a result, Mr. Fox received 30% of the incentive pool with respect to January 2007. Messrs. Wehrle, Underhill, Fox and S. Wehrle received a pro-rata portion of the amounts earned pursuant to these incentive plans during the first incentive quarter of fiscal year 2007 for performance during January 2007. The pre-GS Acquisition McJunkin executive incentive plan was discontinued on January 31, 2007, and all McJunkin executives participating in this plan (senior vice presidents, vice presidents and other senior officers of McJunkin, including Messrs. H.B. Wehrle, Underhill and S. Wehrle) were integrated into the Variable Compensation Plan. Certain other employees of McJunkin continue to participate in other pre-GS Acquisition formulaic McJunkin incentive plans. Performance measures for these plans include operating profitability, profitable gross margin revenue and achievement of certain key performance indicators. The McJunkin Appalachian incentive plan for senior management was discontinued on January 31, 2007. Members of senior management who participated in this plan (including Mr. Fox) were integrated into the Variable Compensation Plan.

Mr. H.B. Wehrle ceased to participate in the Variable Compensation Plan as of October 1, 2008, the date his employment agreement terminated pursuant to the letter agreement dated as of September 24, 2008 between Mr. H.B. Wehrle, PVF Holdings LLC and McJunkin Red Man Corporation (the “Letter Agreement”).

Long-term Equity Incentive Compensation

Messrs. H.B. Wehrle, Ketchum, Underhill, Paige and S. Wehrle have been awarded profits units, and Mr. Fox has been awarded restricted common units, each in respect of PVF Holdings LLC, the terms of which are described in Articles III and VII of the Limited Liability Company Agreement of McJ Holdings LLC (currently known as PVF Holdings LLC) (the “PVF LLC Agreement”). The profits units and restricted common units granted to the named executive officers have been granted pursuant to their employment agreements. Although Mr. H.B. Wehrle’s employment agreement terminated on October 1, 2008, his profits units continue to be governed pursuant to the terms of the Letter Agreement and the PVF LLC Agreement. Prior to this offering, PVF Holdings LLC owned over 98% of our common stock.

The named executive officers were not required to make any capital contribution in exchange for their profits units and restricted common units, which were awarded as compensation. Profits units have no voting rights, whereas restricted common units have voting rights with respect to that class of interests. PVF Holdings LLC may from time to time distribute its available cash to holders of common units and profits units. Distributions are made, first, to holders of common units (including restricted common units), pro rata in proportion to the number of such units outstanding at the time of distribution, until each holder has received an amount equal to such holder’s aggregate capital contributions and, second, to holders of all units (including profits units) pro rata in proportion to the number of units outstanding at the time of such distribution. Distributions in respect of restricted common units, however, are held by the company until such restricted common units become vested and are no longer subject to forfeiture. Please see the table titled “Outstanding Equity Awards at 2007 Fiscal Year-End” below for the number of profits units and restricted common units held by the named executive officers as of December 31, 2007.

Pursuant to the PVF LLC Agreement, profits units and restricted common units generally become vested in one-third increments on each of the third, fourth and fifth anniversaries of the date of grant. In the event of a termination of employment other than for “Cause” (as defined in the PVF LLC Agreement), the named executive officers will forfeit all unvested profits units and restricted common units. All profits units and restricted common units, whether vested or unvested, will be forfeited upon a termination of the named executive officer’s employment for Cause. In the event of a termination by reason of death or Disability (as defined in the PVF LLC Agreement), all unvested profits units and restricted common units will be vested and nonforfeitable. The PVF LLC Agreement also specifies that profits units and restricted common units may be subject to more favorable vesting schedules if approved by the board of directors of PVF Holdings LLC.

The employment agreement of Mr. S. Wehrle provides for an alternative vesting schedule for his profits units, with such profits units vesting in equal installments on the fourth and fifth anniversaries of the date of grant, which, for Mr. S. Wehrle, was January 31, 2007. Profits units held by Mr. S. Wehrle remain subject to the forfeiture provisions set forth in the PVF LLC Agreement with respect to a termination of employment other than for cause or by reason of death or Disability (as described in the previous paragraph). The vesting schedules of profits units held by Messrs. Underhill and Paige and restricted common units held by Mr. Fox are governed by the PVF LLC Agreement with respect to a termination due to death or Disability, but each of their employment agreements provides that in the event of the termination of Mr. Underhill’s, Mr. Paige’s or Mr. Fox’s employment by McJunkin Red Man Corporation without “Cause” (as defined in the employment agreement) or by Mr. Underhill, Mr. Paige or Mr. Fox with “Good Reason” (as defined in the employment agreement), all of the profits units held by Messrs. Underhill and Paige and the restricted common units held by Mr. Fox will vest and no longer be subject to forfeiture. Messrs. Underhill and Paige will forfeit all vested and unvested profits units held by them in the event of a termination for Cause by McJunkin Red Man Corporation. With respect to restricted common units held by Mr. Fox, in the event that Mr. Fox is terminated for “Cause” (as defined in the employment agreement), Mr. Fox will not forfeit his restricted common units that are vested at the time of termination, but PVF Holdings LLC will have the opportunity to purchase vested restricted common units held by Mr. Fox at “Fair Market Value” (as defined in the PVF LLC Agreement). In the event of a termination by reason of death or Disability, profits units and restricted common units held by Messrs. Underhill, Paige and Fox become vested in accordance with the PVF LLC Agreement. Profits units held by Messrs. H.B. Wehrle and Ketchum are fully vested and not subject to forfeiture under any circumstances, pursuant to Mr. H.B. Wehrle’s Letter Agreement and Mr. Ketchum’s employment agreement.

Profits units and restricted common units have been granted to the named executive officers in connection with the GS Acquisition and the Red Man Transaction. The number of profits units and restricted common units awarded to the named executive officers has been determined based on various factors, including a consideration of what size award is required to adequately incentivize the executives (as part of the executives’ overall compensation package), the extent to which the executives have invested in the company and, most notably, negotiations between executives and the company as part of the overall negotiations relating to the GS Acquisition and the Red Man Transaction.

Each of the named executive officers also holds common units in PVF Holdings LLC. On January 31, 2007, Messrs. H.B. Wehrle and S. Wehrle contributed shares of McJunkin and McJunkin Appalachian to PVF Holdings LLC in exchange for common units in PVF Holdings LLC and Mr. Fox contributed shares of McJunkin Appalachian to PVF Holdings LLC in exchange for common units in PVF Holdings LLC, which common units were subsequently transferred to a trust established by Mr. Fox. Also on January 31, 2007, Mr. Underhill purchased common units in PVF Holdings LLC. On October 31, 2007, Mr. Ketchum (through an LLC) contributed shares of Red Man to PVF Holdings LLC in exchange for common units in PVF Holdings LLC. In addition, Messrs. H.B. Wehrle, Underhill and S. Wehrle purchased common units in PVF Holdings LLC on October 31, 2007. Mr. Paige purchased common units in PVF Holdings LLC on November 29, 2007. Common units held by the named executive officers were not awarded as part of their compensation. Please see “Certain Relationships and Related Party Transactions — Transactions with Executive Officers and Directors — Investments in PVF Holdings LLC” below for a more detailed description of the common units and the number of common units held by each named executive officer.

The company also maintains a restricted stock plan and two stock option plans (one each for participants in the United States and Canada). Pursuant to these plans, awards of restricted stock and stock options may be granted to key employees, directors and consultants of the company. Generally, shares of restricted stock become vested in four installments on the second, third, fourth and fifth anniversaries of the date specified in the employee’s respective restricted stock agreements and stock options become vested in three installments on the third, fourth and fifth anniversaries of the date of grant, each conditioned on continued employment and subject to accelerated vesting under certain circumstances. The named executive officers have not been granted any restricted stock or stock option awards due to their receipt of profits units and restricted common units in PVF Holdings LLC as part of their compensation packages and their participation in equity rollovers and co-investments.

In connection with the hiring of our new chief executive officer, Andrew Lane, on September 10, 2008, Mr. Lane purchased $3 million of our common stock and was granted stock options in respect of $31 million of our common stock. Mr. Lane’s options will vest in equal installments on the second, third, fourth and fifth anniversaries of the date of grant, each conditioned on continued employment and subject to accelerated vesting in the event of certain terminations of employment or the occurrence of a change in control (as defined in the employment agreement).

Retirement and Other Benefits

On December 31, 2007, the company adopted the McJunkin Red Man Corporation Deferred Compensation Plan. Under the terms of the plan, select members of management and highly compensated employees may defer receipt of a specified amount or percentage of cash compensation, including annual bonuses. The plan was adopted in part to compensate certain participants for benefits forgone in connection with the GS Acquisition. Each of the named executive officers currently participates in the plan with the exception of Mr. Paige. Mr. H.B. Wehrle ceased to be eligible to receive company contributions pursuant to this plan upon the termination of his employment agreement on October 1, 2008. McJunkin Red Man Corporation makes predetermined annual contributions to each participant’s account, less any discretionary matching contributions made on behalf of the participant by the company to a defined contribution plan for such calendar year.

If a participant’s account balance as of the beginning of a calendar year is less than $100,000, such balance will be credited quarterly with interest at the “Prime Rate” (as defined in the plan) plus 1%. If a participant’s account balance at the beginning of a calendar year is $100,000 or greater, the participant may choose between being credited quarterly with interest at the Prime Rate plus 1% or having his or her account deemed converted into a number of phantom common units of PVF Holdings LLC. If no investment election is made, a participant’s account will be credited quarterly with interest at the Prime Rate plus 1%. Mr. H.B. Wehrle, the only named executive officer with a balance in excess of $100,000 as of December 31, 2007, did not make this election. As of December 31, 2007, all existing participants were fully vested in their entire accounts, including contributions by McJunkin Red Man Corporation. People who become participants after December 31, 2007 will be fully vested in their elective deferral amounts and shall become vested in contributions by McJunkin Red Man Corporation as determined by the administrator of the plan. For additional information, please see the table titled “Nonqualified Deferred Compensation for 2007” below.

Participants receive the vested balance of their accounts, in cash, upon a “Separation from Service” (as defined in Section 409A (“Section 409A”) of the Internal Revenue Code (the “Code”)). Such amount is paid in three annual installments (with interest) commencing on January 1 of the second calendar year following the calendar year in which the Separation from Service occurs. In the event of a participant’s death or “Permanent Disability” (as defined in the plan), or upon a “Change in Control” (as defined in the plan) of McJunkin Red Man Corporation, the full amount of a participant’s account, vested and unvested, shall be paid within 30 days following such event, to the participant’s beneficiary in the case of death, or to the participant, in the case of Permanent Disability or a Change in Control. Notwithstanding the foregoing regarding the timing of payments, distributions to “specified employees” (as defined in Section 409A of the Code) may be required to be delayed in accordance with Section 409A of the Code.

Perquisites and Other Forms of Compensation

The company provides named executive officers with perquisites and other personal benefits that the company and the compensation committee believe are reasonable and consistent with its overall compensation program. The compensation committee reviews the perquisites and personal benefits provided to named executive officers to ensure the reasonableness of such programs. In addition to participation in the plans and programs described above, the named executive officers are provided use of company automobiles, club memberships and, in some cases, reimbursement of reasonable relocation expenses.

Each of the named executive officers has entered into an employment agreement with McJ Holding LLC (currently known as PVF Holdings LLC) and McJunkin Corporation (currently known as McJunkin Red Man Corporation) that contain provisions regarding severance payments and benefits. These agreements are designed to promote stability and continuity of senior management at the company. Mr. H.B. Wehrle’s employment agreement terminated on October 1, 2008 in accordance with the Letter Agreement, which does not provide for severance payments or benefits under any circumstances. Additional information regarding payment under these severance provisions is provided below, in the section titled “Potential Payments Made Upon Termination or a Change in Control”.

Terminated Arrangements

In connection with the GS Acquisition, McJunkin terminated certain of its benefit plans, namely the McJunkin Supplemental Executive Savings Plan and Trust and deferred compensation arrangements entered into by McJunkin with certain executives. The McJunkin Supplemental Executive Savings Plan and Trust was a non-qualified deferred compensation plan designed to provide executives with supplemental retirement benefits in addition to the benefits provided under McJunkin’s qualified retirement plan, which were limited by applicable law. The deferred compensation arrangements were arrangements between McJunkin and certain executives that provided for supplemental retirement benefits, which were calculated as a percentage of five year average earnings. Each of these plans was terminated on January 31, 2007 in connection with the GS Acquisition. Participants have received full distribution of benefits under each of these plans.

Tax and Accounting Implications

Deductibility of Executive Compensation

Upon completion of the initial public offering, Section 162(m) of the Code will limit the deductibility of compensation in excess of $1 million paid out to any of our executive officers unless specific and detailed criteria are satisfied. We believe that it is in the company’s best interest to deduct compensation paid to our executive officers. We will consider the anticipated tax treatment to the company and our executive officers in the review and determination of compensation payments and incentives. We believe that the compensation that historically has been paid and that will be paid will meet the criteria and will be deductible. It will be the intent of the company to preserve the deductibility of compensation payments. No assurance, however, can be given that compensation will be fully deductible under Section 162(m) of the Code.

Nonqualified Deferred Compensation

All deferred compensation arrangements have been structured in a manner intended to comply with Section 409A of the Code.

Compensation Committee Report

The compensation committee reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the company’s board of directors that the Compensation Discussion and Analysis be included in this Registration Statement.

The Compensation Committee
Harry K. Hornish
John F. Daly
Rhys J. Best
Christopher A.S. Crampton

Summary Compensation Table for 2007

The following table sets forth certain information with respect to compensation earned during the fiscal year ended December 31, 2007 for all individuals who served as our chief executive officer and our chief financial officer during fiscal year 2007, and our next three most highly compensated executive officers serving as of December 31, 2007. In this prospectus, we refer to these individuals as our named executive officers.

						Non-Equity
					Stock	Incentive Plan	All Other
Name and Principal Position	Year	Salary(1)	Bonus		Awards(2)	Compensation(3)	Compensation		Total

H.B. Wehrle, III,	2007	$650,101	—		$213,500	$819,500	$242,862	(5)	$1,925,963
President and Chief Executive Officer(4)
Craig Ketchum,	2007	$347,823	$1,100,000	(7)	$4,467	—	$43,686	(8)	$1,495,976
President and Chief Executive Officer(6)
James F. Underhill,	2007	$445,933	$687,500	(9)	$334,483	$486,400	$127,230	(10)	$2,081,546
Executive Vice President and Chief Financial Officer
David Fox, III,	2007	$559,004	—		$373,027	$640,907	$2,638,930	(11)	$4,211,868
Senior Regional Vice President of the Appalachian Region
Dee Paige,	2007	$239,763	$1,200,000	(12)	$6,700	—	$449,507	(13)	$1,895,970
Executive Vice President of Canadian Operations and Business Development
Stephen D. Wehrle,	2007	$548,387	—		$106,750	$709,317	$208,349	(14)	$1,572,803
Executive Vice President, Branch Sales and Operations

(1)	For Messrs. H.B. Wehrle, Underhill, Fox and S. Wehrle, these amounts represent the base salary paid to them by McJunkin for service during 2007, both prior to and following the GS Acquisition. Messrs. Ketchum and Paige became employed by McJunkin Red Man Corporation on October 31, 2007 in connection with the Red Man Transaction. For Messrs. Ketchum and Paige, these amounts represent the base salary paid to them for service during 2007, by Red Man prior to the Red Man Transaction and by McJunkin Red Man Corporation thereafter.

(2)	These numbers reflect the amount recognized for financial statement reporting purposes in accordance with FAS 123R for the eleven months ended December 31, 2007 with respect to profits units in PVF Holdings LLC held by Messrs. H.B. Wehrle, Ketchum, Underhill, Paige and S. Wehrle and restricted common units in PVF Holdings LLC held by Mr. Fox. A discussion of the assumptions underlying the valuation of these profits units is provided in Note 9 to our audited financial statements for the eleven months ending December 31, 2007, included elsewhere in this prospectus.

(3)	These amounts represent cash awards earned pursuant to the Variable Compensation Plan in respect of performance during the 2007 fiscal year. As a result of McJunkin meeting its fiscal year 2007 performance goals, the named executive officers who participated in the plan in 2007 were paid 100% of their target annual incentive bonuses (with the exception of Mr. Fox, who earned 97.4% of his target Variable Compensation Plan award for this period), pro-rated to reflect participation during eleven months of the year. Amounts paid under the Variable Compensation Plan for 2007 performance are as follows: $632,500 for

Mr. H.B. Wehrle, $412,500 for Mr. Underhill, $513,643 for Mr. Fox and $531,667 for Mr. S. Wehrle. Messrs. Ketchum and Paige will be eligible to earn awards under the Variable Compensation Plan starting in fiscal year 2008. Please refer to “— Compensation Discussion and Analysis” and the narrative following the “Grants of Plan-Based Awards in Fiscal Year 2007” table for a discussion of the 2007 performance goals. Amounts in this column also include amounts earned under the pre-GS-Acquisition McJunkin executive incentive plan (and the McJunkin Appalachian senior management incentive plan in the case of Mr. Fox) for performance during the month of January 2007, in the amounts as follows: $187,000 for Mr. H.B. Wehrle, $73,900 for Mr. Underhill, $127,264 for Mr. Fox and $177,650 for Mr. S. Wehrle.

(4)	Mr. H.B. Wehrle was sole president and chief executive officer of McJunkin during 2007 until October 30, 2007 and co-president and co-chief executive officer with Mr. Ketchum from October 31, 2007 until May 6, 2008. On May 7, 2008, Mr. Ketchum became sole president and chief executive officer.

(5)	This amount includes (i) a contribution by McJunkin Red Man Corporation of $110,000 to Mr. H.B. Wehrle’s nonqualified deferred compensation plan account; (ii) a $49,293 contribution made by McJunkin Red Man Corporation with respect to January 2007 contributions due under the McJunkin Supplemental Executive Savings Plan and Trust, which was terminated in connection with the GS Acquisition; (iii) a $21,224 contribution made by McJunkin Red Man Corporation with respect to January 2007 contributions due under a pre-GS Acquisition McJunkin deferred compensation arrangement, which was terminated in connection with the GS Acquisition; (iv) with respect to the McJunkin Corporation Profit-Sharing and Savings Plan, $35,000 representing profit sharing and salary deferral matching contributions made by McJunkin Red Man Corporation; (v) $19,620 attributable to a company-provided automobile; and (vi) $7,725 with respect to country club dues paid by McJunkin Red Man Corporation on behalf of Mr. H.B. Wehrle.

(6)	Mr. Ketchum became co-president and co-chief executive officer of McJunkin Red Man Corporation on October 31, 2007 in connection with the Red Man Transaction. Mr. Ketchum served as sole president and chief executive officer from May 7, 2008 until September 9, 2008. On September 10, 2008 Mr. Ketchum became chairman of our board of directors when Andrew Lane was hired to serve as our chief executive officer.

(7)	This amount represents the annual bonus paid to Mr. Ketchum pursuant to the Red Man bonus plan for performance during the fiscal year ended October 31, 2007.

(8)	This amount includes (i) a contribution by McJunkin Red Man Corporation of $20,000 to Mr. Ketchum’s nonqualified deferred compensation plan account; (ii) with respect to the Red Man Pipe & Supply Co. Retirement Savings Plan, $10,338 representing a salary deferral match contribution; (iii) $5,600 attributable to a company-provided automobile, a portion of which was paid by Red Man prior to the Red Man Transaction and a portion of which was paid by McJunkin Red Man Corporation following the Red Man Transaction; and (iv) $7,748 with respect to country club dues paid on behalf of Mr. Ketchum, a portion of which was paid by Red Man prior to the Red Man Transaction and a portion of which was paid by McJunkin Red Man Corporation following the Red Man Transaction.

(9)	In connection with the consummation of the GS Acquisition, Mr. Underhill received a $750,000 transaction bonus, to be paid in installments, and conditioned on Mr. Underhill’s continued service through each respective payment date. This amount represents the portion of Mr. Underhill’s transaction bonus earned in 2007.

(10)	This amount includes (i) a contribution by McJunkin Red Man Corporation of $64,167 to Mr. Underhill’s nonqualified deferred compensation plan account; (ii) a $10,861 contribution made by McJunkin Red Man Corporation with respect to January 2007 contributions due under the McJunkin Supplemental Executive Savings Plan and Trust, which was terminated in connection with the GS Acquisition; (iii) with respect to the McJunkin Corporation Profit-Sharing and Savings Plan, $35,000 representing profit sharing and salary deferral matching contributions made by McJunkin Red Man Corporation; (iv) $12,948 attributable to a company-provided automobile; and (v) $4,254 with respect to country club dues paid by McJunkin Red Man Corporation on behalf of Mr. Underhill.

(11)	This amount includes (i) a payment of $2,480,000 to Mr. Fox in connection with the GS Acquisition as a gross-up for taxes in respect of restricted common units in PVF Holdings LLC granted to Mr. Fox; (ii) a contribution by McJunkin Red Man Corporation of $91,666 to Mr. Fox’s nonqualified deferred compensation plan account; (iii) a $15,705 contribution made by McJunkin Red Man Corporation with respect to January 2007 contributions due under the McJunkin Supplemental Executive Savings Plan and Trust, which was terminated in connection with the GS Acquisition; (iv) with respect to the McJunkin Corporation Profit-Sharing and Savings Plan, $35,000 representing profit sharing and salary deferral matching contributions made by McJunkin Red Man Corporation; (v) $12,948 attributable to a company-provided automobile; and (vi) $3,611 with respect to country club dues paid by McJunkin Red Man Corporation on behalf of Mr. Fox.

(12)	This amount represents (i) a $500,000 payment to Mr. Paige pursuant to the Red Man bonus plan for performance during the fiscal year ended October 31, 2007 and (ii) a $700,000 transaction bonus paid to Mr. Paige by Red Man in connection with the Red Man Transaction.

(13)	This amount includes (i) a payment of $436,867 by PVF Holdings LLC to Mr. Paige on January 12, 2008 in partial settlement of phantom shares in Red Man surrendered by Mr. Paige plus interest, to which Mr. Paige became entitled as a result of services performed in 2007; (ii) with respect to the Red Man Pipe & Supply Co. Retirement Savings Plan, $7,831 representing a salary deferral match contribution; and (iii) $4,809 with respect to country club dues paid on behalf of Mr. Paige, a portion of which was paid by Red Man prior to the Red Man Transaction and a portion of which was paid by McJunkin Red Man Corporation following the Red Man Transaction.

(14)	This amount includes (i) a contribution by McJunkin Red Man Corporation of $82,500 to Mr. S. Wehrle’s nonqualified deferred compensation plan account; (ii) a $46,433 contribution made by McJunkin Red Man Corporation with respect to January 2007 contributions due under the McJunkin Supplemental Executive Savings Plan and Trust, which was terminated in connection with the GS Acquisition; (iii) a $17,459 contribution made by McJunkin Red Man Corporation with respect to January 2007 contributions due under a pre-GS Acquisition McJunkin deferred compensation arrangement, which was terminated in connection with the GS Acquisition; (iv) with respect to the McJunkin Corporation Profit-Sharing and Savings Plan, $35,000 representing profit sharing and salary deferral matching contributions, made by McJunkin Red Man Corporation; (v) $22,736 attributable to a company-provided automobile; and (vi) $4,221 with respect to country club dues paid by McJunkin Red Man Corporation on behalf of Mr. S. Wehrle.

Grants of Plan-Based Awards in Fiscal Year 2007

					All Other
					Stock Awards:	Grant Date
					Number of	Fair Value
		Estimated Future Payouts Under Non-			Shares of	of Stock
	Grant	Equity Incentive Plan Awards			Stocks or	and Option
Name	Date(1)	Threshold(2)	Target(3)	Maximum(3)	Units (#)(4)	Awards(5)

H.B. Wehrle, III	1/31/07	$31,625	$632,500	$632,500	381.3098	$1,164,543
Craig Ketchum(6)	10/31/07	—	—	—	381.3098	$1,164,543
James F. Underhill	1/31/07	$20,625	$412,500	$412,500	597.3853	$1,824,451
David Fox, III	1/31/07	$26,354	$527,083	$527,083	640.6004	$2,034,694
Dee Paige(6)	10/31/07	—	—	—	571.9647	$1,746,815
Stephen D. Wehrle	1/31/07	$26,583	$531,667	$531,667	190.6549	$582,272

(1)	These are the grant dates for the awards set forth in the sixth column of this table.

(2)	Under the Variable Compensation Plan, no awards are payable unless there is at least 81% achievement of the annual performance goals, which are comprised of Adjusted EBITDA and RONA, during the relevant fiscal year. At 81% achievement, there is a payout of 5% of participants’ target annual incentive bonus. The named executive officers, except for Messrs. Ketchum and Paige, began participating in the Variable Compensation Plan on February 1, 2007. As a result, the amounts in this column reflect 5% of each named executive officer’s target annual incentive bonus that would have been paid upon 81% achievement of the performance goals, pro-rated to reflect participation during eleven months of the year. If the named executive officers had participated in the Variable Compensation Plan during the entire 2007 year, threshold payouts would have been as follows: $34,500 for Mr. H.B. Wehrle, $22,500 for Mr. Underhill, $28,750 for Mr. Fox and $29,000 for Mr. S. Wehrle.

(3)	Payout under the Variable Compensation Plan increases in 5% increments for each additional percent of achievement beyond 81% up to full achievement of the annual goal. Upon full achievement of the annual goal, 100% of the target annual incentive bonus is paid, which is the maximum award possible under the plan. In 2007, 100% of the performance goals were attained (for all named executive officers other than

Mr. Fox). The amounts in these columns reflect 100% of the named executive officers’ target annual incentive bonuses for 2007, pro-rated to reflect participation for eleven months of the year. These amounts are also the maximum payouts possible under the Variable Compensation Plan for 2007. If the named executive officers had participated in the Variable Compensation Plan during the entire 2007 year, target and maximum payouts would have been as follows: $690,000 for Mr. H.B. Wehrle, $450,000 for Mr. Underhill, $575,000 for Mr. Fox and $580,000 for Mr. S. Wehrle. Please refer to “— Compensation Discussion and Analysis” and the narrative following the “Grants of Plan-Based Awards in Fiscal Year 2007” table for a discussion of the specific 2007 performance goals.

(4)	For Messrs. H.B. Wehrle, Ketchum, Underhill, Paige and S. Wehrle, these amounts reflect the number of profits units in PVF Holdings LLC granted under the PVF LLC Agreement during 2007. For Mr. Fox, this amount reflects the number of restricted common units in PVF Holdings LLC granted under the PVF LLC Agreement during 2007. Pursuant to the PVF LLC Agreement, profits units and restricted common units generally become vested in equal increments on each of the third, fourth and fifth anniversaries of the date of grant subject to accelerated vesting under certain circumstances, but may be subject to more favorable vesting schedules if approved by the board of directors of PVF Holdings LLC. The employment agreements for Mr. S. Wehrle provides that his profits units become vested in equal increments on each of the fourth and fifth anniversaries of the date of grant. Profits units held by Messrs. Underhill and Paige and restricted common units held by Mr. Fox become vested in accordance with the terms of the PVF LLC Agreement, but each of their employment agreements provides that if, at any time, Mr. Underhill, Mr. Paige or Mr. Fox terminates his employment with Good Reason (as defined in the employment agreement) or McJunkin Red Man Corporation terminates Mr. Underhill’s, Mr. Paige’s or Mr. Fox’s employment without Cause (as defined in the employment agreement), all profits units and restricted common units held by them shall become vested. With respect to restricted common units held by Mr. Fox, in the event that Mr. Fox is terminated for “Cause” (as defined in the employment agreement), Mr. Fox will not forfeit his restricted common units that are vested at the time of termination, but PVF Holdings LLC will have the opportunity to purchase vested restricted common units held by Mr. Fox at “Fair Market Value” (as defined in the PVF LLC Agreement). Profits units held by Messrs. H.B. Wehrle and Ketchum are fully vested and not subject to forfeiture under any circumstances, pursuant to Mr. H.B. Wehrle’s Letter Agreement and Mr. Ketchum’s employment agreement.

(5)	These amounts represent the grant date fair value, computed in accordance with FAS 123R, of profits units (for Messrs. H.B. Wehrle, Ketchum, Underhill, Paige and S. Wehrle) and restricted common units (for Mr. Fox) in PVF Holdings LLC granted to the named executive officers in 2007. A discussion of the assumptions underlying the valuation is provided in Note 9 to our audited financial statements for the eleven months ending December 31, 2007, included elsewhere in this prospectus.

(6)	Messrs. Ketchum and Paige are eligible to receive awards under the Variable Compensation Plan beginning in fiscal year 2008.

Employment Agreements

Named Executive Officers

Each of the named executive officers entered into an employment agreement with McJ Holding LLC (currently known as PVF Holdings LLC) and McJunkin Corporation (currently known as McJunkin Red Man Corporation) or McJunkin Red Man Holding Corporation. Mr. Ketchum entered into an amended and restated employment agreement with McJunkin Red Man Holding Corporation on September 26, 2008. The employment agreements among McJ Holding LLC, McJunkin Corporation and Mr. Underhill, Mr. Fox and Mr. S. Wehrle were entered into on December 4, 2006 with an effective date of January 31, 2007. The employment agreement among McJ Holding LLC, McJunkin Corporation and Mr. Paige was entered into and became effective on October 31, 2007. The employment agreement among McJ Holding LLC, McJunkin Corporation and Mr. H.B. Wehrle was entered into on December 4, 2006, became effective on January 31, 2007, and terminated on October 1, 2008 pursuant to the Letter Agreement. The description of the employment agreements in the following paragraph includes a description of Mr. H.B. Wehrle’s employment agreement in order to assist in understanding the information presented in the Summary Compensation Table and Grants of Plan-Based Awards Table.

Each of the employment agreements has a term of three years and provides for an initial annual base salary to be reviewed annually and which may be adjusted upward at the discretion of the board of directors of McJunkin Red Man Corporation (or a committee thereof). Messrs. H.B. Wehrle’s and Ketchum’s initial base salaries are each $690,000, Mr. Underhill’s is $450,000, Mr. Fox’s is $575,000, Mr. Paige’s is $338,750 and Mr. S. Wehrle’s is $580,000. The employment agreements also provide for an annual cash bonus to be based upon such individual and/or company performance criteria to be established for each respective fiscal year by the board of directors of McJunkin Red Man Corporation in consultation with the chief executive officer. The target annual cash bonus for each named executive officer is equal to 100% of their respective base salaries in effect at the beginning of the relevant fiscal year. Participation in the Variable Compensation Plan began on February 1, 2007 for Messrs. H.B. Wehrle, Underhill, Fox and S. Wehrle and will begin in fiscal year 2008 for Messrs. Ketchum and Paige.

The employment agreements provide for certain severance payments and benefits following a termination of employment under certain circumstances. These benefits are described below in the section titled “Potential Payments Upon Termination or Change in Control”.

Andrew Lane

On September 10, 2008, we entered into an employment agreement with Andrew Lane as our new chief executive officer and as a member of our board of directors. The employment agreement has a term of five years, which will automatically be extended on the fifth anniversary of September 10, 2008, the effective date of the agreement, and each subsequent anniversary thereof for one year unless ninety days written notice of non-extension is given by Mr. Lane or us to the other party. The employment agreement provides for an initial base salary of $700,000 to be reviewed annually and which may be adjusted upward at the discretion of the board of directors (or a committee thereof), and an annual cash bonus to be based upon such individual and/or company performance criteria to be established for each respective fiscal year by our board of directors, with a target annual bonus of 100% of Mr. Lane’s base salary in effect at the beginning of such fiscal year. As provided for in the employment agreement, Mr. Lane purchased $3 million of our common stock and was granted options in respect of $31 million of our common stock.

If Mr. Lane’s employment is terminated during the term by us other than for cause or disability (as each is defined in the employment agreement), or by Mr. Lane for good reason (as defined in the employment agreement), Mr. Lane shall be entitled to: (i) compensation and benefits accrued but unpaid as of the termination date (the “Accrued Amounts”), (ii) a pro-rata bonus for the year in which termination occurs (“Pro-Rata Bonus”), (iii) a payment equal to 1/12 of base salary and 1/12 target annual bonus each month for eighteen months following termination, (iv) continuation of medical benefits for eighteen months on the same terms as senior executives of the company and (v) pro-rata vesting of Mr. Lane’s outstanding stock options, in accordance with the terms of the employment agreement (“Pro-Rata Option Vesting”). All of the foregoing benefits shall be subject to (i) the execution of a general release, (ii) compliance with restrictive covenants and (iii) any required delay of payment under Section 409A of the Internal Revenue Code. If Mr. Lane’s employment is terminated during the term by reason of his death or disability, Mr. Lane (or his estate, if applicable), will receive (i) the Accrued Amounts, (ii) a Pro-Rata Bonus and (iii) Pro-Rata Option Vesting. Mr. Lane is subject to covenants prohibiting competition, solicitation of customers and employees and interference with business relationships during his employment and for eighteen months thereafter, and is also subject to perpetual restrictive covenants regarding confidentiality, non-disparagement and proprietary rights.

H.B. Wehrle, III

On September 24, 2008, Mr. H.B. Wehrle, PVF Holdings LLC and McJunkin Red Man Corporation entered into the Letter Agreement, pursuant to which Mr. H.B. Wehrle’s employment agreement terminated by mutual agreement on October 1, 2008. Pursuant to the Letter Agreement, Mr. H.B. Wehrle was paid an amount equal to approximately $2,281,396, which represents the value of all amounts to which he would have become entitled during the remaining term of his employment agreement. Also pursuant to the Letter Agreement, Mr. H.B. Wehrle continues to hold his profits units in accordance with the terms of the Letter Agreement and the PVF LLC Agreement. Also on September 24, 2008, Mr. H.B. Wehrle executed a release of claims in favor of the company and its affiliates.

Profits Units and Restricted Common Units

Messrs. H.B. Wehrle, Ketchum, Underhill, Paige and S. Wehrle have been awarded profits units and Mr. Fox has been awarded restricted common units, each in respect of PVF Holdings LLC, the terms of which are described in Articles III and VII of the PVF LLC Agreement. Profits units have no voting rights, whereas restricted common units have voting rights with respect to that class of interests. PVF Holdings LLC may from time to time distribute its available cash to holders of common units and profits units. Distributions are made, first, to holders of common units (including restricted common units), pro rata in proportion to the number of such units outstanding at the time of distribution, until each holder has received an amount equal to such holder’s aggregate capital contributions and, second, to holders of all units (including profits units) pro rata in proportion to the number of units outstanding at the time of such distribution. Distributions in respect of restricted common units, however, are held by the company until such time as such restricted common units become vested and are no longer subject to forfeiture.

Pursuant to the PVF LLC Agreement, profits units and restricted common units generally become vested in equal increments on each of the third, fourth and fifth anniversaries of the date of grant. In the event of a termination of employment other than for “Cause” (as defined in the PVF LLC Agreement), the named executive officers will forfeit all unvested profits units and restricted common units. All profits units and restricted common units, whether vested or unvested, will be forfeited upon a termination of the named executive officers’ employment for Cause. In the event of a termination by reason of death or Disability, all unvested profits units and restricted common units would become vested. The PVF LLC Agreement also specifies that profits units and restricted common units may be subject to more favorable vesting schedules if approved by the board of directors of PVF Holdings LLC.

The employment agreement of Mr. S. Wehrle provides for an alternative vesting schedules for their profits units, which will become vested in equal installments on the fourth and fifth anniversaries of the date of grant, which was January 31, 2007. Profits units held by S. Wehrle remain subject to the forfeiture provisions set forth in the PVF LLC Agreement with respect to a termination of employment other than for cause or by reason of death or Disability (as described in the previous paragraph). The vesting schedules of profits units held by Messrs. Underhill and Paige and restricted common units held by Mr. Fox are governed by the PVF LLC Agreement, but each of their employment agreements provides that in the event of a termination of Mr. Underhill’s, Mr. Paige’s or Mr. Fox’s employment by McJunkin Red Man Corporation without “Cause” (as defined in the employment agreement) or by Mr. Underhill, Mr. Paige or Mr. Fox with “Good Reason” (as defined in the employment agreement), all of the profits units and restricted common units held by them will vest and no longer be subject to forfeiture. Messrs. Underhill and Paige will forfeit all vested and unvested profits units held by them in the event of a termination for Cause by McJunkin Red Man Corporation. With respect to restricted common units held by Mr. Fox, in the event that Mr. Fox is terminated for “Cause” (as defined in the employment agreement), Mr. Fox will not forfeit his restricted common units that are vested at the time of termination, but PVF Holdings LLC will have the opportunity to purchase vested restricted common units held by Mr. Fox at “Fair Market Value” (as defined in the PVF LLC Agreement). In the event of a termination by reason of death or Disability, profits units and restricted common units held by Messrs. Underhill, Paige and Fox become vested in accordance with the PVF LLC Agreement. Profits units held by Messrs. H.B. Wehrle and Ketchum are fully vested and not subject to forfeiture under any circumstances, pursuant to Mr. H.B. Wehrle’s Letter Agreement and Mr. Ketchum’s employment agreement.

Variable Compensation Plan

McJunkin Red Man Corporation maintains an annual cash bonus plan, the Variable Compensation Plan. Each of the named executive officers participates in this plan and has a target annual incentive bonus equal to 100% of his annual base salary. The determination of awards pursuant to the plan depends upon the achievement of two corporate performance measures, Adjusted EBITDA and RONA, the achievement of which constitutes 80% and 20% of annual awards, respectively. These performance measures are evaluated on an annual basis in connection with awards to the named executive officers. No awards are payable under the plan unless at least 81% of the annual goal has been achieved. At 81% achievement, there is a payout of 5% of each participant’s target annual incentive bonus; this payout increases in 5% increments for each additional percent of achievement up to full achievement of the annual goal. Upon full achievement of the annual goal, 100% of the target annual incentive bonus is paid, which is the maximum award possible under the plan.

Starting on February 1, 2007, following the GS Acquisition, Messrs. H.B. Wehrle, Underhill, Fox and S. Wehrle participated in this plan. Messrs. Ketchum and Paige, who joined the company on October 31, 2007, will be eligible to receive awards under the plan starting in fiscal year 2008. During the 2007 fiscal year, the performance goals were Adjusted EBITDA of $181,036,000 and RONA of 43.05%. These 2007 performance goals related solely to the performance of McJunkin Red Man Corporation, and excludes the performance of Red Man Pipe & Supply Co. As a result of McJunkin meeting its performance goals, the named executive officers who participated in the plan during 2007 were paid 100% of their target annual incentive bonus (with the exception of Mr. Fox, who earned 97.4% of his target Variable Compensation Plan award for this period), pro-rated to reflect participation for eleven months of the year. Amounts earned by the named executive officers under this plan in 2007 were as follows: $632,500 for Mr. H.B. Wehrle, $412,5000 for Mr. Underhill, $513,643 for Mr. Fox and $531,667 for Mr. S. Wehrle. Mr. H.B. Wehrle ceased to participate in the Variable Compensation Plan upon the termination of his employment agreement on October 1, 2008.

Outstanding Equity Awards at 2007 Fiscal Year-End

	Stock Awards
	Number of Shares	Market Value of Shares
	or Units of Stock That	or Units of Stock That
Name	Have Not Vested (#)(1)	Have Not Vested(2)

H.B. Wehrle, III	381.3098	$0
Craig Ketchum	381.3098	$0
James F. Underhill	597.3853	$0
David Fox, III	640.6004	$0
Dee Paige	571.9647	$0
Stephen D. Wehrle	190.6549	$0

(1)	Reflects profits units granted to Messrs. H.B. Wehrle, Ketchum, Underhill, Paige and S. Wehrle in 2007 and restricted common units granted to Mr. Fox in 2007, each in respect of PVF Holdings LLC pursuant to the PVF LLC Agreement. Pursuant to the PVF LLC Agreement, profits units and restricted common units generally become vested in equal increments on each of the third, fourth and fifth anniversaries of the date of grant, but may be subject to more favorable vesting schedules if approved by the board of directors of PVF Holdings LLC. The employment agreement for Mr. S. Wehrle provides that his profits units become vested in equal increments on each of the fourth and fifth anniversaries of the date of grant subject to accelerated vesting under certain circumstances. Profits units held by Messrs. Underhill and Paige and restricted common units held by Mr. Fox become vested in accordance with the PVF LLC Agreement, but each of their employment agreements provides that if, at any time, Mr. Underhill, Mr. Paige or Mr. Fox terminate their employment with “Good Reason” (as defined in the employment agreement) or McJunkin

Red Man Corporation terminates Mr. Underhill’s, Mr. Paige’s or Mr. Fox’s employment without “Cause” (as defined in the employment agreement), all profits units and restricted common units held by them shall become vested. With respect to restricted common units held by Mr. Fox, in the event that Mr. Fox is terminated for “Cause” (as defined in the employment agreement), Mr. Fox will not forfeit his restricted common units that are vested at the time of termination, but PVF Holdings LLC would have the opportunity to purchase vested restricted common units held by Mr. Fox at “Fair Market Value” (as defined in the PVF LLC Agreement). The date of grant for Messrs. H.B. Wehrle, Underhill, Fox and S. Wehrle was January 31, 2007 and for Messrs. Ketchum and Paige was October 31, 2007. Profits units held by Messrs. H.B. Wehrle and Ketchum are fully vested and not subject to forfeiture under any circumstances, pursuant to Mr. H.B. Wehrle’s Letter Agreement and Mr. Ketchum’s employment agreement.

(2)	The market value of unvested profits units and restricted common units in PVF Holdings LLC on December 31, 2007 was $0.

Nonqualified Deferred Compensation for 2007

	Registrant	Aggregate
	Contributions in	Balance
Name	Last FY(1)	at Last FYE

H.B. Wehrle, III	$110,000	$110,000
Craig Ketchum	$20,000	$20,000
James F. Underhill	$64,167	$64,167
David Fox, III	$91,666	$91,666
Dee Paige	$0	$0
Stephen D. Wehrle	$82,500	$82,500

(1)	These amounts are included in the All Other Compensation column of the Summary Compensation Table.

McJunkin Red Man Corporation maintains the McJunkin Red Man Corporation Deferred Compensation Plan, in which all named executive officers participate with the exception of Mr. Paige. Mr. H.B. Wehrle will no longer be eligible to receive company contributions pursuant to this plan upon the termination of his employment agreement on October 1, 2008. Under the terms of the plan, select members of management and highly compensated employees may defer receipt of a specified amount or percentage of their cash compensation, including annual bonuses. In addition, McJunkin Red Man Corporation makes annual contributions to participants’ accounts. This plan was adopted by McJunkin Red Man Corporation on December 31, 2007, on which date company contributions to accounts held by the named executive officers set forth above were made by McJunkin Red Man Corporation. There were no executive officer contributions, earnings, withdrawals or distributions with respect to these accounts during 2007.

If a participant’s account balance as of the beginning of a calendar year is less than $100,000, such balance will be credited quarterly with interest at the “Prime Rate” (as defined in the plan) plus 1%. If a participant’s account balance at the beginning of a calendar year is $100,000 or greater, the participant may elect between being credited quarterly with interest at the Prime Rate plus 1% or having his or her account deemed converted into a number of phantom common units of PVF Holding LLC. If no investment election is made, a participant’s account will credited quarterly with interest at the Prime Rate plus 1%. Mr. H.B. Wehrle, the only named executive officer with a balance in excess of $100,000 as of December 31, 2007, did not make this election.

The named executive officers are currently fully vested in their accounts, including company contributions. Participants receive the vested balance of their accounts, in cash, upon a “Separation from Service” (as defined in Section 409A). Such amount is paid in three annual installments (with interest) commencing on January 1 of the second calendar year following the calendar year in which the Separation from Service occurs. In the event of a participant’s death or “Permanent Disability” (as defined in the plan), or upon a “Change in Control” (as defined in the plan) of McJunkin Red Man Corporation, the full amount of a participant’s account, vested and unvested, shall be paid within 30 days following such event, to the participant’s beneficiary, in the case of death, or to the participant, in the case of Permanent Disability or a Change in Control. Notwithstanding the foregoing regarding the timing of payments, distributions to “specified employees” (as defined in Section 409A of the Code) may be required to be delayed in accordance with Section 409A of the Code.

Director Compensation

Director Compensation for 2007

Fees Earned
	or Paid	Option		All Other
Name	in Cash	Awards(1)		Compensation	Total

Harry K. Hornish	$112,500	—		$4,901 (2)	$117,401
Peter C. Boylan, III	$16,667	$3,257	(3)(4)	—	$19,924
Rhys Best	$8,333	$1,584	(5)(6)	—	$9,917
H.B. Wehrle, III(7)	—	—		—	—
Craig Ketchum(7)	—	—		—	—
Henry Cornell(7)	—	—		—	—
Christopher A.S. Crampton(7)	—	—		—	—
John F. Daly(7)	—	—		—	—
David A. Fox, III(7)	—	—		—	—
Kent Ketchum(7)	—	—		—	—
E. Gaines Wehrle(7)	—	—		—	—

(1)	The aggregate number of shares of our common stock subject to option awards outstanding on December 31, 2007 was 76,260 for each of Messrs. Boylan and Best (taking into account the stock split).

(2)	Mr. Hornish participates in the company medical and dental plans that are offered to employees. The company pays all costs of this coverage for Mr. Hornish. This amount represents the annual cost to the company of providing such coverage, pro-rated to reflect Mr. Hornish’s coverage for two months of the 2007 year. Starting in 2008, Mr. Hornish will receive an annual fee of $100,000 for his service on our board of directors. In addition, starting in 2008, Mr. Hornish will no longer be eligible to participate in the company health and dental plans available to employees.

(3)	Mr. Boylan was awarded stock options in respect of 38,130 shares on December 24, 2007 (taking into account the stock split). The amount in the table reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R for the eleven months ended December 31, 2007. A discussion of the assumptions underlying the valuation is provided in Note 9 to our audited financial statements for the eleven months ending December 31, 2007, included elsewhere in this prospectus.

(4)	The grant date fair value of Mr. Boylan’s option award, computed in accordance with FAS 123R, was $1,281 using the Black Scholes method. A discussion of the assumptions underlying the valuation is provided in Note 9 to our audited financial statements for the eleven months ending December 31, 2007, included elsewhere in this prospectus.

(5)	Mr. Best was awarded stock options in respect of 38,130 shares on December 24, 2007 (taking into account the stock split). The amount in the table reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R for the fiscal year ended December 31, 2007. A discussion of the assumptions underlying the valuation is provided in Note 9 to our audited financial statements for the eleven months ending December 31, 2007, included elsewhere in this prospectus.

(6)	The grant date fair value of Mr. Best’s option award, computed in accordance with FAS 123R, was $1,226 using the Black Scholes method. A discussion of the assumptions underlying the valuation is provided in Note 9 to our audited financial statements for the eleven months ending December 31, 2007, included elsewhere in this prospectus.

(7)	Each of these directors served on our board of directors during 2007, but did not receive any compensation for such service. Mr. Cornell has served on our board of directors since November 29, 2006. Messrs. Crampton and Daly have served on our board of directors since January 31, 2007. Craig Ketchum has served on our board of directors since October 31, 2007. Kent Ketchum served on our board of directors from October 31, 2007 until August 2008. Mr. Fox and Mr. Wehrle served on our board from January 31, 2007 until August 2008.

Mr. Hornish was appointed to the board of directors of McJunkin Red Man Corporation on March 20, 2007 and to our board of directors on October 31, 2007. The amounts for Mr. Hornish in the above table were earned by him for his service on the board of directors of McJunkin Red Man Corporation and on the board of directors of the company during 2007 following each respective appointment date. Mr. Boylan was appointed to our board of directors as of October 31, 2007 and Mr. Best was appointed to our board of directors as of December 1, 2007. As a result, the cash fees received by Messrs. Boylan & Best during fiscal year 2007 are also for a partial year of service. For their service as directors in 2007, Mr. Hornish was entitled to receive an annual fee of $150,000 and Messrs. Boylan and Best were entitled to receive an annual fee of $100,000. Starting in 2008, Mr. Hornish will receive an annual fee of $100,000 for his service on our board of directors. In addition, starting in 2008, Mr. Hornish will no longer be eligible to participate in the company health and dental plans available to our employees. On December 24, 2007, each of Messrs. Best and Boylan was granted an option to purchase 38,130 of our common shares, with an original exercise price of $7.87 (taking into account the stock split). The exercise price was subsequently reduced to $4.83 (taking into account the stock split) in connection with our recapitalization in May 2008. Messrs. Hornish, Boylan and Best were the only directors to receive compensation for services performed in 2007. All directors are also reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance at meetings.

On June 16, 2008, Sam Rovit was appointed to serve on our board of directors, for which he will be paid an annual cash fee of $100,000 in respect of his services. Also in connection with Mr. Rovit’s appointment, he was granted an option to purchase 34,497 of our common shares at an exercise price of $8.70 (taking into account the stock split).

On October 3, 2008, Leonard Anthony was appointed to serve on our board of directors for which he will be paid an annual cash fee of $100,000 in respect of his services. In connection with his appointment, Mr. Anthony was granted an option to purchase 17,021 of our common shares at an exercise price of $17.63 (taking into account the stock split). On October 3, 2008, Mr. Anthony also purchased 28,369 shares of common stock (taking into account the stock split) for $500,000 in connection with his appointment to the board.

All option grants made to directors were made pursuant to the McJ Holding Stock Option Plan and generally vest in equal increments on each of the third, fourth and fifth anniversaries of the date of grant, conditioned on continued service and subject to accelerated vesting under certain circumstances.

Potential Payments upon Termination or Change in Control

Each of the named executive officers would be entitled to certain payments and benefits following a termination of employment under certain circumstances and upon a change in control. These benefits are summarized below. The amounts of potential post-employment payments and benefits in the table following the narrative below assume that termination of employment took place on December 31, 2007.

The narrative and table below describe our obligations to Messrs. Ketchum, Underhill, Fox, Paige and S. Wehrle pursuant to their employment agreements and to Mr. H.B. Wehrle pursuant to the Letter Agreement, as well as our obligations to the named executive officers pursuant to other compensatory arrangements.

Voluntary Separation

In the event of the voluntary separation of each named executive officer except for Messrs. H.B. Wehrle and Ketchum, all unvested profits units and restricted common units in PVF Holdings LLC held by such officer (which, as of December 31, 2007, included all profits units and restricted common units held by each named executive officer) would be forfeited pursuant to the PVF LLC Agreement. Pursuant to the Letter Agreement and Mr. Ketchum’s employment agreement, profits units held by H.B. Wehrle and Mr. Ketchum would be vested and nonforfeitable. The fully vested accounts in the McJunkin Red Man Corporation Nonqualified Deferred Compensation Plan held by each named executive officer would become payable (subject to the requirements of Section 409A of the Code). Each named executive officer would also be paid the value of any accrued but unused vacation time as of December 31, 2007.

Termination Not for Cause and Termination for Good Reason

The employment agreements to which Messrs. Ketchum, Underhill, Fox, Paige and S. Wehrle are parties provide that if McJunkin Red Man Corporation terminates the named executive officer’s employment other than for “Cause” or “Disability” (as such terms are defined in the employment agreement) or if the named executive officer terminates his employment for “Good Reason” (as such term is defined in the employment agreement), then the named executive officer would be entitled to (i) all accrued, but unpaid, obligations (including, but not limited to, salary, bonus, expense reimbursement or vacation pay), (ii) continuation of base salary for a period of 12 months at the rate in effect immediately prior to termination, (iii) continuation of medical benefits for 12 months or until such earlier time as he becomes eligible for medical benefits from a subsequent employer on the same terms as active senior executives of McJunkin Red Man Corporation and (iv) a pro-rata annual bonus for the fiscal year in which termination occurs, based on actual performance through the end of the fiscal year. However, because Messrs. Ketchum and Paige did not participate in the Variable Compensation Plan during fiscal year 2007, they would not be entitled to a pro-rata annual bonus assuming a termination date of December 31, 2007. The termination payments and the provision of benefits described in this paragraph are subject to the execution of a release and compliance with restrictive covenants prohibiting competition, solicitation of employees and interference with business relationships during the restriction period applicable to each named executive officer. The restriction period for each of Messrs. Ketchum, Fox and S. Wehrle is the greater of (i) five years following the effective date of the employment agreement and (ii) the duration of employment and 24 months following termination of employment, and the restriction period for Messrs. Underhill and Paige is the duration of employment and 12 months following termination of employment.

Pursuant to the Letter Agreement, Mr. H.B. Wehrle is not entitled to any severance payments or benefits in the event that his service as chairman of the board of directors of PVF Holdings LLC or as a member of our board of directors is terminated under any circumstances. In addition, the Letter Agreement does not contemplate severance in the event of a termination of Mr. H.B. Wehrle’s service for good reason. As a result, Mr. H.B. Wehrle would not be entitled to base salary continuation, a pro-rata bonus or medical benefit continuation in the event of his termination under these circumstances. Mr. H.B. Wehrle is subject to restrictive covenants during his service as a director and for the period that ends on the later of (i) January 31, 2012 or (ii) twenty-four (24) months following the date that he ceases to serve either as chairman of the board of directors of PVF Holdings LLC or as a member of the board of directors of the company.

In addition, Messrs. H.B. Wehrle, Ketchum, Underhill, Paige and S. Wehrle hold profits units and Mr. Fox holds restricted common units, each in respect of PVF Holdings LLC. The vesting schedules of these profits units and restricted common units are described in the narrative following the “Grants of Plan-Based Awards in Fiscal Year 2007” table. As of December 31, 2007, all profits units and restricted common units held by the named executive officers were unvested. In the event of the termination of a named executive officer’s employment by the company other than for Cause or by a named executive officer for Good Reason, all unvested profits units held by the named executive officers would be forfeited, with the exception of the profits units held by Messrs. Underhill and Paige, which would be fully vested and nonforfeitable. Profits units held by Messrs. H.B. Wehrle and Ketchum would be fully vested and not subject to forfeiture. Under these circumstances Mr. Fox’s restricted common units would also become fully vested and nonforfeitable.

The fully vested account in the McJunkin Red Man Corporation Nonqualified Deferred Compensation Plan held by each named executive officer would become payable (subject to the requirements of Section 409A) upon a termination by the company of such named executive officer’s employment other than for Cause or a termination of employment by such named executive officer for Good Reason.

Each named executive officer would also be paid the value of any accrued but unused vacation time as of December 31, 2007.

In determining the appropriate payment and benefit levels, the compensation committee considers what level of compensation is required to attract and motivate executive officers. In making decisions regarding executive officer compensation, the compensation committee considers the overall economic value of the compensation packages for executive officers, which includes a consideration of the payments and benefits to which an executive officer would be entitled in the event of certain qualifying terminations or a change in control.

Termination by the Company for Cause

Pursuant to the PVF LLC Agreement, upon a termination of employment by the company for Cause, profits units held by Messrs. Ketchum, Underhill, Paige and S. Wehrle, whether or not vested, would be forfeited immediately for no consideration. Pursuant to the Letter Agreement, and Mr. Ketchum’s employment agreement, profits units held by Messrs. H.B. Wehrle and Ketchum would be fully vested and nonforfeitable. Unvested restricted common units held by Mr. Fox would also be forfeited immediately for no consideration in the event of Mr. Fox’s termination by the company for Cause. However, restricted common units held by Mr. Fox that are vested at the date of his termination (none of Mr. Fox’s restricted common units were vested as of December 31, 2007) would not be forfeited, but would be subject to a right of repurchase by McJunkin Red Man Corporation. As described in the narrative following the “Nonqualified Deferred Compensation” table, the fully vested accounts in the McJunkin Red Man Corporation Nonqualified Deferred Compensation Plan held by each named executive officer would become payable (subject to the requirements of Section 409A). Each named executive officer would also be paid the value of any accrued but unused vacation time as of December 31, 2007.

Termination due to Death or Disability

Pursuant to the employment agreements to which Messrs. Ketchum, Underhill, Paige, Fox and S. Wehrle are parties, upon a termination of employment due to the death or disability, they (or their beneficiaries) would be entitled to receive a pro-rata portion of the annual bonus for the fiscal year in which termination occurs, based on actual performance through the end of the fiscal year. However, because Messrs. Ketchum and Paige did not participate in the Variable Compensation Plan during fiscal year 2007, they would not be entitled to a pro-rata annual bonus assuming a termination date of December 31, 2007.

Pursuant to the Letter Agreement, Mr. H.B. Wehrle would not be entitled to a pro-rata annual bonus for the fiscal year in which his termination occurs because his participation in the Variable Compensation Plan will end upon the termination of his employment agreement. Pursuant to the PVF

LLC Agreement, all unvested profits units held by Messrs. H.B. Wehrle, Ketchum, Underhill, Paige and S. Wehrle (which, as of December 31, 2007, included all of their profits units) would be fully vested and nonforfeitable in the event of a termination due to death or “Disability” (as defined in the PVF LLC Agreement). Mr. Fox’s restricted common units would also become fully vested. In the event of termination due to death or “Permanent Disability” (as such term is defined in the McJunkin Red Man Nonqualified Deferred Compensation Plan), the full amount of each named executive officer’s account, whether or not vested, would be payable. Each named executive officer (or their beneficiaries) would also be paid the value of any accrued but unused vacation time as of December 31, 2007.

Change in Control

The PVF LLC Agreement provides that in the event of a Transaction (as defined in the PVF LLC Agreement), profits units and restricted common units would be fully vested and nonforfeitable. This accelerated vesting of the profits units and restricted common units was negotiated as part of the PVF LLC Agreement in connection with overall negotiations relating to the GS Acquisition. The PVF LLC Agreement defines “Transaction” as (i) any event which results in the GSCP Members (as defined in the PVF LLC Agreement) and its or their Affiliates (as defined in the PVF LLC Agreement) ceasing to directly or indirectly beneficially own, in the aggregate, at least 35% of the equity interests of McJunkin Red Man Corporation that they beneficially owned directly or indirectly as of January 31, 2007; or (ii) in a single transaction or a series of related transactions, the occurrence of the following event: a majority of the outstanding voting power of PVF Holdings LLC, McJunkin Red Man Holding Corporation or McJunkin Red Man Corporation, or substantially all of the assets of McJunkin Red Man Corporation, shall have been acquired or otherwise become beneficially owned, directly or indirectly, by any Person (as defined in the PVF LLC Agreement) (other than any Member (as defined in the PVF LLC Agreement) on the effective date of the PVF LLC Agreement or any of its or their Affiliates, or PVF Holdings LLC or any of its Affiliates) or any two or more Persons (other than any Member on the date of the PVF LLC Agreement or any of its or their Affiliates, or the McJunkin Red Man Corporation or any of its Affiliates) acting as a partnership, limited partnership, syndicate or other group, entity or association acting in concert for the purpose of voting, acquiring, holding or disposing of the voting power of PVF Holdings LLC, McJunkin Red Man Holding Corporation or McJunkin Red Man Corporation; it being understood that, for this purpose, the acquisition or beneficial ownership of voting securities by the public shall not be an acquisition or constitute beneficial ownership by any Person or Persons acting in concert. The table below assumes that a Transaction as so defined has occurred.

Pursuant to the McJunkin Red Man Corporation Nonqualified Deferred Compensation Plan, the full amount of a participant’s account becomes vested to the extent not already vested upon a Change in Control and shall be paid within thirty days of such Change in Control. The plan defines “Change in Control” as, in a single transaction or a series of related transactions, the occurrence of the following event: a majority of the outstanding voting power of PVF Holdings LLC, McJunkin Red Man Holding Corporation or McJunkin Red Man Corporation, or substantially all of the assets of McJunkin Red Man Corporation, shall have been acquired or otherwise become beneficially owned, directly or indirectly, by any Person (as defined in the plan) (other than any Member (as defined in the PVF LLC Agreement) or any of its or their affiliates, or PVF Holdings LLC or any of its affiliates) or any two or more Persons (other than any Member or any of its or their affiliates, or PVF Holdings LLC or any of its affiliates) acting as a partnership, limited partnership, syndicate or other group, entity or association acting in concert for the purpose of voting, acquiring, holding or disposing of the voting power of PVF Holdings LLC, McJunkin Red Man Holding Corporation or McJunkin Red Man Corporation; it being understood that, for this purpose, the acquisition or beneficial ownership of voting securities by the public shall not be an acquisition or constitute beneficial ownership by any Person or Persons acting in concert. The table below assumes that a Change in Control as so defined has occurred. The accelerated vesting of accounts under the McJunkin Red Man Corporation Nonqualified Deferred Compensation Plan in the event of a change in control does not provide an extra benefit to the named executive officers because each of their accounts was fully vested as of the effective date of the plan, which was December 31, 2007.

						Deferred
		Base		Medical		Compensation
	Accrued	Salary	Pro Rata	Benefit	Profits	Account
Name	Obligations(1)	Continuation	Bonus(2)	Continuation	Units(3)	Balance	Total

H.B. Wehrle, III
Voluntary Separation	$79,617	—	—	—	$0	$110,000	$189,617
Not for Cause Termination	$79,617	—	—	—	$0	$110,000	$189,617
Termination for Good Reason	$79,617	—	—	—	$0	$110,000	$189,617
Involuntary for Cause Termination	$79,617	—	—	—	$0	$110,000	$189,617
Death	$79,617	—	—	—	$0	$110,000	$189,617
Disability	$79,617	—	—	—	$0	$110,000	$189,617
Change in Control	—	—	—	—	$0	$110,000	$110,000

Craig Ketchum
Voluntary Separation	$66,346	—	—	—	$0	$20,000	$86,346
Not for Cause Termination	$66,346	$690,000	$0	$7,360	$0	$20,000	$783,706
Termination for Good Reason	$66,346	$690,000	$0	$7,360	$0	$20,000	$783,706
Involuntary for Cause Termination	$66,346	—	—	—	$0	$20,000	$86,346
Death	$66,346	—	$0	—	$0	$20,000	$86,346
Disability	$66,346	—	$0	—	$0	$20,000	$86,346
Change in Control	—	—	—	—	$0	$20,000	$20,000

James F. Underhill
Voluntary Separation	$43,270	—	—	—	—	$64,167	$107,437
Not for Cause Termination	$43,270	$450,000	$412,500	$7,360	$0	$64,167	$977,297
Termination for Good Reason	$43,270	$450,000	$412,500	$7,360	$0	$64,167	$977,297
Involuntary for Cause Termination	$43,270	—	—	—	—	$64,167	$107,437
Death	$43,270	—	$412,500	—	$0	$64,167	$519,937
Disability	$43,270	—	$412,500	—	$0	$64,167	$519,937
Change in Control	—	—	—	—	$0	$64,167	$64,167

David Fox, III
Voluntary Separation	$66,347	—	—	—	—	$91,666	$158,013
Not for Cause Termination	$66,347	$575,000	$513,643	$7,360	$0	$91,666	$1,254,016
Termination for Good Reason	$66,347	$575,000	$513,643	$7,360	$0	$91,666	$1,254,016
Involuntary for Cause Termination	$66,347		—	—	—	$91,666	$158,013
Death	$66,347	—	$513,643	—	$0	$91,666	$671,656
Disability	$66,347	—	$513,643	—	$0	$91,666	$671,656
Change in Control	—	—	—	—	$0	$91,666	$91,666

						Deferred
		Base		Medical		Compensation
	Accrued	Salary	Pro Rata	Benefit	Profits	Account
Name	Obligations(1)	Continuation	Bonus(2)	Continuation	Units(3)	Balance	Total

Dee Paige
Voluntary Separation	$32,572	—	—	—	—	$0	$32,572
Not for Cause Termination	$32,572	$338,750	$0	$7,360	$0	$0	$378,682
Termination for Good Reason	$32,572	$338,750	$0	$7,360	$0	$0	$378,682
Involuntary for Cause Termination	$32,572	—	—	—	—	$0	$32,572
Death	$32,572	—	$0	—	$0	$0	$32,572
Disability	$32,572	—	$0	—	$0	$0	$32,572
Change in Control	$32,572	—	—	—	$0	$0	$32,572

Stephen D. Wehrle
Voluntary Separation	$66,924	—	—	—	—	$82,500	$149,424
Not for Cause Termination	$66,924	$580,000	$531,667	$7,360	—	$82,500	$1,268,451
Termination for Good Reason	$66,924	$580,000	$531,667	$7,360	—	$82,500	$1,268,451
Involuntary for Cause Termination	$66,924	—	—	—	—	$82,500	$149,424
Death	$66,924	—	$531,667	—	$0	$82,500	$681,091
Disability	$66,924	—	$531,667	—	$0	$82,500	$681,091
Change in Control	—	—	—	—	$0	$82,500	$82,500

(1)	These amounts represent accrued but unused vacation time as of December 31, 2007.

(2)	Each of the named executive officers has an annual target bonus of 100% of annual base salary at the beginning of the relevant fiscal year. Except for Messrs. Ketchum and Paige, who will be eligible to earn awards starting in fiscal year 2008, the named executive officers participated in the Variable Compensation Plan starting on February 1, 2007. The Adjusted EBITDA and RONA performance goals for the Variable Compensation Plan were satisfied in fiscal year 2007. As a result, assuming a termination as of December 31, 2007, pursuant to the terms of their employment agreements, Messrs. H.B. Wehrle, Underhill, Fox and S. Wehrle would be entitled to receive their target annual incentive bonus, pro-rated to reflect participation during eleven months of the year.

(3)	In the event of a Transaction (as defined in the PVF LLC Agreement) or a termination by reason of death or Disability, the profits units and restricted common units in PVF Holdings LLC held by the named executive officers would become fully vested.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2007, our compensation committee was comprised of Peter C. Boylan, III, John F. Daly, and Harry K. Hornish Jr.

In connection with the Red Man Transaction, Red Man paid a fee of $4 million to Boylan Partners LLC. On December 17, 2007, Mr. Boylan made an investment of $1 million in PVF Holdings LLC in exchange for 254.2065 common units in PVF Holdings LLC. Mr. Boylan made his investment in PVF Holdings LLC through a limited liability company which he controls. In May 2008, Mr. Boylan’s limited liability company holding common units in PVF Holdings LLC received a dividend of $389,653.01 in connection with our May 2008 recapitalization. See “Certain Relationships and Related Party Transactions — Transactions with Executive Officers and Directors — May 2008 Dividend”.

Mr. Daly is a managing director in the Principal Investment Area of Goldman, Sachs & Co. For a description of the company’s transactions with Goldman, Sachs & Co. and certain of its affiliates, see “Certain Relationships and Related Party Transactions — Transactions with the Goldman Sachs Funds”.

On April 13, 2007, Harry K. Hornish, Jr. made an investment of $1.5 million in PVF Holdings LLC in exchange for 381.3098 common units in PVF Holdings LLC. The investment consisted of $500,000 in cash and a $1 million promissory note issued to PVF Holdings LLC. The $500,000 in cash and $1 million promissory note were subsequently contributed to McJunkin Red Man Holding Corporation by PVF Holdings LLC. In connection with our May 2008 dividend, the amount of the note was reduced to $498,467.01. Mr. Hornish repaid the note in full on August 7, 2008. See “Certain Relationships and Related Party Transactions — Transactions with Executive Officers and Directors”.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information regarding beneficial ownership of our common stock by:

•	each of our directors;

•	each of our named executive officers;

•	each stockholder known by us to beneficially hold five percent or more of our common stock;

•	each selling stockholder; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the business address for each of our beneficial owners is c/o McJunkin Red Man Holding Corporation, 8023 East 63rd Place, Tulsa, Oklahoma 74133.

	Shares Beneficially			Shares Beneficially
	Owned Prior to the Offering		Number of	Owned After the Offering†
Name and Address	Number	Percent	Shares Offered†	Number	Percent

PVF Holdings LLC(1)	155,699,499	99.7%
The Goldman Sachs Group, Inc.(1)	155,699,499	99.7%
85 Broad Street New York, New York 10004
Andrew Lane(2)	170,218	*
James F. Underhill(3)	—	—
David Fox, III(4)	—	—
Dee Paige(5)	—	—
Stephen D. Wehrle(6)	—	—
Craig Ketchum(7)	—	—
Leonard M. Anthony(8)	28,369	*
Rhys J. Best(9)	—	—
Henry Cornell(1)	155,699,499	99.7%
Christopher A.S. Crampton	—	—
John F. Daly(1)	155,699,499	99.7%
Harry K. Hornish, Jr.(10)	—	—
Sam B. Rovit(11)	—	—
H.B. Wehrle, III(12)	—	—
All directors and executive officers, as a group (18 persons)(13)	155,699,499	99.7%

†	PVF Holdings LLC has granted the underwriters the option to purchase from it an aggregate of additional shares. If the option to purchase additional shares were exercised in full, after the offering PVF Holdings LLC and The Goldman Sachs Group, Inc. would own shares, or %, of our common stock, and all of our directors and executive officers, as a group, would own shares, or %, of our common stock.

*	Less than 1%.

(1)	PVF Holdings LLC directly owned 155,699,499 shares of common stock prior to the offering, and shares of common stock after the offering. GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & Co. KG, GS Capital Partners V Institutional, L.P., GS

Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI Parallel, L.P., and GS Capital Partners VI GmbH & Co. KG (collectively, the “Goldman Sachs Funds”) are members of PVF Holdings LLC and own common units of PVF Holdings LLC. The Goldman Sachs Funds’ common units in PVF Holdings LLC corresponded to shares of common stock prior to the offering and shares of common stock after the offering. The Goldman Sachs Group, Inc., and Goldman, Sachs & Co. may be deemed to beneficially own indirectly, in the aggregate, all of the common stock owned by PVF Holdings LLC because (i) affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing general partner, managing partner, managing member or member of the Goldman Sachs Funds and (ii) the Goldman Sachs Funds control PVF Holdings LLC and have the power to vote or dispose of all of the common stock of the Company owned by PVF Holdings LLC. Goldman, Sachs & Co. is a direct and indirect wholly owned subsidiary of The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is the investment manager of certain of the Goldman Sachs Funds. Shares of common stock that may be deemed to be beneficially owned by the Goldman Sachs Funds that correspond to the Goldman Sachs Funds’ common units of PVF Holdings LLC consist of: (1) 28,856,124 shares of common stock deemed to be beneficially owned by GS Capital Partners V Fund, L.P. and its general partner, GSCP V Advisors, L.L.C., prior to the offering (or shares of common stock deemed to be beneficially owned by such entities after the offering), (2) 14,905,868 shares of common stock deemed to be beneficially owned by GS Capital Partners V Offshore Fund, L.P. and its general partner, GSCP V Offshore Advisors, L.L.C., prior to the offering (or shares of common stock deemed to be beneficially owned by such entities after the offering), (3) 9,895,160 shares of common stock deemed to be beneficially owned by GS Capital Partners V Institutional, L.P. and its general partner, GS Advisors V, L.L.C., prior to the offering (or shares of common stock deemed to be beneficially owned by such entities after the offering), (4) 1,144,047 shares of common stock deemed to be beneficially owned by GS Capital Partners V GmbH & Co. KG and its managing limited partner, GS Advisors V, L.L.C., prior to the offering (or shares of common stock deemed to be beneficially owned by such entities after the offering), (5) 22,272,442 shares of common stock deemed to be beneficially owned by GS Capital Partners VI Fund, L.P. and its general partner, GSCP VI Advisors, L.L.C., prior to the offering (or shares of common stock deemed to be beneficially owned by such entities after the offering), (6) 18,525,434 shares of common stock deemed to be beneficially owned by GS Capital Partners VI Offshore Fund, L.P. and its general partner, GSCP VI Offshore Advisors, L.L.C., prior to the offering (or shares of common stock deemed to be beneficially owned by such entities after the offering), (7) 6,124,542 shares of common stock deemed to be beneficially owned by GS Capital Partners VI Parallel, L.P. and its general partner, GS Advisors VI, L.L.C., prior to the offering (or shares of common stock deemed to be beneficially owned by such entities after the offering), and (8) 791,562 shares of common stock deemed to be beneficially owned by GS Capital Partners VI GmbH & Co. KG and its managing limited partner, GS Advisors VI, L.L.C., prior to the offering (or shares of common stock deemed to be beneficially owned by such entities after the offering). Henry Cornell and John F. Daly are managing directors of Goldman, Sachs & Co. Mr. Cornell, Mr. Daly, The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaims beneficial ownership of the shares of common stock owned directly or indirectly by PVF Holdings LLC and the Goldman Sachs Funds, except to the extent of their pecuniary interest therein, if any.

(2)	Mr. Lane owns 170,218 shares directly. Mr. Lane also owns options to purchase 1,758,929 shares of our common stock at an exercise price of $17.63. The date of grant for Mr. Lane’s options was September 10, 2008. These options will generally vest in one-fourth annual increments on the second, third, fourth and fifth anniversaries of the date of grant.

(3)	Mr. Underhill owns no shares of common stock directly. Mr. Underhill owned 25,739 shares prior to the offering, and shares after the offering, indirectly through his ownership of common units in PVF Holdings LLC. Mr. Underhill does not have the power to vote or dispose of shares of common stock that correspond to his ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Underhill also owns profits units in PVF Holdings LLC. These profits units do not give Mr. Underhill beneficial ownership of any shares of our common stock because they do not give Mr. Underhill the power to vote or dispose of any such shares.

(4)	Mr. Fox owns no shares of common stock directly. Mr. Fox has transferred all of his common units (including his restricted common units) in PVF Holdings LLC, corresponding to 1,245,210 shares of our common stock prior to the offering, and shares after the offering, to a trust for the benefit of members of his family. Neither Mr. Fox nor the trust has the power to vote or dispose of the common units of PVF Holdings LLC held by the trust, which correspond to 1,245,210 shares of our common stock prior to the offering, and shares after the offering, and therefore neither Mr. Fox nor the trust has beneficial ownership of these shares of our common stock.

(5)	Mr. Paige owns no shares of common stock directly. Mr. Paige owned 25,629 shares prior to the offering, and shares after the offering, indirectly through his ownership of common units in PVF Holdings LLC. Mr. Paige does not have the power to vote or dispose of shares of common stock that correspond to his ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Paige also owns profits units in PVF Holdings LLC. These profits units do not give Mr. Paige beneficial ownership of any shares of our common stock because they do not give Mr. Paige the power to vote or dispose of any such shares.

(6)	Mr. Wehrle owns no shares of common stock directly. Mr. Wehrle owned 2,179,522 shares prior to the offering, and shares after the offering, indirectly through his ownership of common units in PVF Holdings LLC. Mr. Wehrle does not have the power to vote or dispose of shares of common stock that correspond to his ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Wehrle also owns profits units in PVF Holdings LLC. These profits units do not give Mr. Wehrle beneficial ownership of any shares of our common stock because they do not give Mr. Wehrle the power to vote or dispose of any such shares.

(7)	Mr. Ketchum owns no shares of common stock directly. Mr. Ketchum owns common units in PVF Holdings LLC both directly and through a limited liability company which correspond to 5,655,859 shares of common stock prior to the offering, and shares after the offering, owned by PVF Holdings LLC. Mr. Ketchum does not have the power to vote or dispose of shares of common stock that correspond to his ownership or his limited liability company’s ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Ketchum also owns profits units in PVF Holdings LLC. These profits units do not give Mr. Ketchum beneficial ownership of any shares of our common stock because they do not give Mr. Ketchum the power to vote or dispose of any such shares.

(8)	Mr. Anthony owns 28,369 shares directly. Mr. Anthony also owns options to purchase 17,021 shares of our common stock at an exercise price of $17.63. The date of grant of Mr. Anthony’s options was October 3, 2008. These options will generally vest in one-third annual increments on the third, fourth and fifth anniversaries of the date of grant.

(9)	Mr. Best owns no shares of common stock directly. Mr. Best owned 64,072 shares prior to the offering, and shares after the offering, indirectly due to his limited liability company’s ownership of common units in PVF Holdings LLC. Mr. Best does not have the power to vote or dispose of shares of common stock that correspond to such limited liability company’s ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Best also owns options to purchase 38,130 shares of our common stock at an exercise price of $4.83. The date of grant for these options was December 24, 2007. These options will generally vest in one-third annual increments on the third, fourth and fifth anniversaries of the date of grant.

(10)	Mr. Hornish owns no shares of common stock directly. Mr. Hornish owned 192,216 shares prior to the offering, and shares after the offering, indirectly through his ownership of common units in PVF Holdings LLC. Mr. Hornish does not have the power to vote or dispose of shares of common stock that correspond to his ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares.

(11)	Mr. Rovit owns no shares of common stock directly. Mr. Rovit owned 35,119 shares indirectly prior to the offering, and shares after the offering, through his ownership of common units in PVF Holdings LLC. Mr. Rovit does not have the power to vote or dispose of shares of common stock that correspond to his ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Rovit also owns options to purchase 34,497 shares of our common stock at an exercise price of $8.70. The date of grant for these options was June 16, 2008. These options will generally vest in one-third annual increments on the third, fourth and fifth anniversaries of the date of grant.

(12)	Mr. Wehrle owns no shares of common stock directly. Mr. Wehrle owned 2,585,045 shares indirectly prior to the offering, and shares after the offering, through his ownership of common units in PVF Holdings LLC. Mr. Wehrle does not have the power to vote or dispose of shares of common stock that correspond to his ownership of common units in PVF Holdings LLC and thus does not have beneficial ownership of such shares. Mr. Wehrle also owns profits units in PVF Holdings LLC. These profits units do not give Mr. Wehrle beneficial ownership of any shares of our common stock because they do not give Mr. Wehrle the power to vote or dispose of any such shares.

(13)	The number of shares of common stock owned by all directors and executive officers, as a group, reflects (i) all shares of common stock directly owned by PVF Holdings LLC, with respect to which Henry Cornell and John F. Daly may be deemed to share beneficial ownership, (ii) 170,218 shares of our common stock held by Andrew Lane, our president and chief executive officer and a director of our company, and (iii) 56,739 shares of common stock held by Leonard Anthony, a director of our company.

The following table sets forth, as of September 25, 2008, the number of common units and profits units of PVF Holdings LLC held by each of our directors, executive officers and beneficial owners of more than five percent of our common stock. The table also sets forth the amount of proceeds that each of these unit holders will receive from this offering upon PVF Holdings LLC’s distribution of the net proceeds of this offering to its unit holders and the percentage of proceeds to be received in proportion to all unit holders. Pursuant to the amended and restated limited liability company agreement of PVF Holdings LLC, distributions of the net proceeds of this offering will be allocated as follows: first, to the holders of common units pro rata in proportion to the number of common units outstanding at the time of such distribution, until each common unit holder has received an amount equal to such holder’s aggregate capital contributions made to PVF Holdings LLC in exchange for common units; and second, to the holders of all units (including profits units), pro rata in proportion to the number of units (including profits units) outstanding at the time of such distribution.

				Percentage of
	Common	Profits	Proceeds from	Proceeds from this
	Units Owned	Units Owned	this Offering to	Offering Received
Name of	Directly or	Directly or	be Distributed to	in Proportion to
Beneficial Owner	Indirectly	Indirectly	the Unit Holder	All Unit Holders

The Goldman Sachs Funds	203,365.2099	—
Andrew Lane	—	—
James F. Underhill	51.0592	597.3853
Dee Paige	50.8413	571.9647
Stephen D. Wehrle	4,323.6496	190.6549
Jeffrey Lang	25.4207	381.3098
Nasser Farshchian	—	—
David Lewis	—	—
Gary A. Ittner	25.6386	381.3098
Stephen W. Lake	51.0592	127.1033
Craig Ketchum	11,219.8688	381.3098
Leonard M. Anthony	—	—
Rhys J. Best	127.1033	—
Henry Cornell	—	—
Christopher A.S. Crampton	—	—
John F. Daly	—	—
Harry K. Hornish, Jr.	381.3098	—
Sam B. Rovit	69.6675	—
H.B. Wehrle, III	5,128.1093	381.3098
The Goldman Sachs Funds and all of our directors and executive officers, as a group	224,818.9372	3,012.3474
Other holders of common units of PVF Holdings LLC, as a group	84,081.0475	2,554.7754
Total	308,899.9847	5,567.1228		100%

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

This section describes related party transactions between McJunkin Red Man Holding Corporation and its directors, executive officers and 5% stockholders and their immediate family members.

Transactions with the Goldman Sachs Funds

Prior to this offering, certain affiliates of The Goldman Sachs Group, Inc., including GS Capital Partners V Fund, L.P., GS Capital Partners VI Fund, L.P. and related entities, or the Goldman Sachs Funds, were the majority owners of PVF Holdings LLC, our direct parent company. Following the consummation of this offering, PVF Holdings LLC will remain the majority owner of our company and the Goldman Sachs Funds will continue to be the majority owners of PVF Holdings LLC.

McJunkin Acquisition

On December 4, 2006, the entity now known as McJunkin Red Man Corporation entered into a definitive agreement to be acquired by the entity now known as McJunkin Red Man Holding Corporation, an indirect subsidiary of the Goldman Sachs Funds (the “GS Acquisition”). Shareholders of McJunkin Red Man Corporation received consideration in the form of cash or a combination of cash and common units in PVF Holdings LLC (as described in further detail below). On January 31, 2007, the GS Acquisition closed and a direct wholly owned subsidiary of McJunkin Red Man Holding Corporation merged with and into McJunkin Red Man Corporation, with McJunkin Red Man Corporation surviving the merger and becoming a direct subsidiary of McJunkin Red Man Holding Corporation. Immediately prior to the closing of the merger, certain shareholders of McJunkin Red Man Corporation and McJunkin Appalachian Oilfield Supply Company (“McJunkin Appalachian”, which entity was a subsidiary of McJunkin Red Man Corporation, but has since been merged out of existence) contributed a portion of their shares of McJunkin Red Man Corporation and McJunkin Appalachian, as applicable, to the entity now known as PVF Holdings LLC in exchange for common units in PVF Holdings LLC. We refer to these common unit holders as the “McJunkin Rollover Equity Holders”.

The acquisition of McJunkin Red Man Corporation was financed by a $225.6 million capital contribution by certain Goldman Sachs Funds in PVF Holdings LLC, investments in PVF Holdings LLC by the McJunkin Rollover Equity Holders valued at $166.5 million (including restricted common units valued at $7 million), $575.0 million in term loans and $75.0 million in revolver borrowings.

In connection with the GS Acquisition, McJunkin Red Man Corporation paid (i) a $10 million sponsor fee to an affiliate of the Goldman Sachs Funds, (ii) a $2.5 million investment banking advisory fee to an affiliate of the Goldman Sachs Funds, and (iii) an $8.5 million debt financing fee to an affiliate of the Goldman Sachs Funds.

Red Man Transaction

West Oklahoma PVF Company, our indirect subsidiary, entered into a Stock Purchase Agreement on July 6, 2007 with Red Man Pipe & Supply Co. (“Red Man”), PVF Holdings LLC, Craig Ketchum, and the holders of 100% of the outstanding common stock of Red Man, pursuant to which West Oklahoma PVF Company acquired all of the outstanding capital stock of Red Man in a business combination transaction (the “Red Man Transaction”). Shareholders of Red Man received consideration in the form of cash or a combination of cash and common units in PVF Holdings LLC (as described in further detail below). The Red Man Transaction was consummated on October 31, 2007.

The Goldman Sachs Funds made a capital contribution of $574.3 million in PVF Holdings LLC for purposes of financing the Red Man Transaction. Additionally, prior to making such capital contribution, the Goldman Sachs Funds offered to each of the McJunkin Rollover Equity Holders the option of making an additional equity investment in PVF Holdings LLC in an amount required to preserve such holder’s pro rata interest in PVF Holdings LLC relative to the other equity holders in PVF Holdings LLC prior to the Red Man Transaction. The McJunkin Rollover Equity Holders were also given the option to redeem their interests in PVF Holdings LLC at a fixed price per unit, or to continue to hold their interests without any additional subscriptions or redemptions. Certain McJunkin Rollover Equity Holders chose to exercise their option to make an additional equity investment in PVF Holdings LLC and consequently contributed $83.9 million to PVF Holdings LLC in exchange for common units of PVF Holdings LLC for purposes of financing the Red Man Transaction.

Immediately prior to the closing of the Red Man Transaction, certain shareholders of Red Man (the “Red Man Rollover Equity Holders”) contributed a portion of their shares of Red Man to PVF Holdings LLC in exchange for common units in PVF Holdings LLC. The Red Man Transaction was also financed by $322.5 million in revolving loans under McJunkin Red Man Corporation’s revolving credit facility. Immediately following the closing of the Red Man Transaction, an immediate family member of Craig Ketchum remitted to McJunkin Red Man Corporation the amount of $517,366.12 to fund McJunkin Red Man Corporation’s payment of withholding taxes on such immediate family member’s account, relating to the transfer to such immediate family member of certain assets that were excluded from the Red Man Transaction.

In connection with the Red Man Transaction, McJunkin Red Man Corporation paid certain affiliates of the Goldman Sachs Funds a $10 million merger and acquisition advisory fee and a $2 million investment banking advisory fee. McJunkin Red Man Corporation also paid a $4 million advisory fee to Boylan Partners LLC, which is owned by Peter Boylan.

May 2008 Dividend

On May 22, 2008, McJunkin Red Man Corporation borrowed $25 million in revolving loans under its revolving credit facility and distributed the proceeds of the loans to McJunkin Red Man Holding Corporation. On the same date, McJunkin Red Man Holding Corporation borrowed $450 million in term loans under its term loan facility and distributed the proceeds of the term loans, together with the proceeds of the revolving loans, to its stockholders, including PVF Holdings LLC. PVF Holdings LLC used the proceeds from the dividend to fund distributions to members of PVF Holdings LLC in May 2008. The Goldman Sachs Funds received $311,722,411.39 in such distribution.

Credit Facilities

Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., or Goldman Sachs, is one of the lenders under our Revolving Credit Facility, Term Loan Facility and Junior Term Loan Facility. Goldman Sachs Credit Partners is also a co-lead arranger and joint bookrunner under each of these facilities and is also the syndication agent under the Term Loan Facility and the Junior Term Loan Facility. Goldman Sachs Credit Partners was also a lender, co-lead arranger, joint bookrunner and syndication agent under the revolving credit facility that we entered into in January 2007. The January 2007 revolving credit facility was entered into in connection with the financing of the GS Acquisition and, at that time, we paid this Goldman Sachs affiliate an $8.5 million financing fee. The January 2007 revolving credit facility was terminated in October 2007 in connection with our entering into the Revolving Credit Facility and the Red Man Transaction. In conjunction with entering into the Revolving Credit Facility and the Term Loan Facility in October 2007, we paid a $4.9 million financing fee to Goldman Sachs Credit Partners. We also paid a $4.4 million fee to Goldman Sachs Credit Partners in May 2008 in connection with the Junior Term Loan Facility and a fee of $0.5 million to Goldman Sachs Credit Partners in June 2008 in connection with the $50 million upsizing of our Revolving Credit Facility. See “Description of Our Indebtedness”.

Transactions with Prideco

In November/December 2007, and continuing in 2008, Red Man, a subsidiary of McJunkin Red Man Corporation, has leased and continues to lease certain equipment and buildings from Prideco, LLC, an entity owned by Craig Ketchum (the chairman of our board of directors and our former president and chief executive officer) and certain of his immediate family members. Craig Ketchum owns a 25% interest in Prideco, LLC. Red Man paid Prideco, LLC an aggregate rental amount of $535,985 in November/December 2007. Under four separate real property leases, Red Man leases office and warehouse space for the wholesale distribution of pipe, valves and fittings from Prideco, LLC. The total rental amount for November/December 2007 under these leases was $21,100. The location of the leased property, monthly rent in 2007, term, expiration date, square footage of the leased premises and renewal option for each of these leases are included in the table below:

	Monthly 2007			Square
Location	Rent	Term	Expiration	Feet	Renewal Option

Artesia, NM	$2,000	5 years	May 31, 2013	8,750	One five-year renewal option
Lovington, NM	$2,350	3 years	September 30, 2009	6,000	None
Tulsa, OK	$2,700	3 years	March 31, 2009	7,500	One three-year renewal option
Woodward, OK	$3,500	5 years	July 31, 2012	6,000	None

Additionally, under one master lease, Prideco, LLC leases approximately 498 trucks, cars and sports utility vehicles to Red Man. All of these vehicles are used in Red Man’s operations. Under the master lease, most vehicles are leased for a term of 36 months. The total rental amount for November/December 2007 under this lease was $514,885.

We believe the rental amounts under Red Man’s leases with Prideco, LLC are generally comparable to market rates negotiable among unrelated third parties.

Transactions with Hansford Associates Limited Partnership

McJunkin Red Man Corporation leases certain land and buildings from Hansford Associates Limited Partnership, a limited partnership in which H. B. Wehrle, III (a member of our board of directors) and E. Gaines Wehrle (a former member of our board of directors) and Stephen D. Wehrle (one of our executive officers) and certain of their immediate family members are limited partners. Together, these three persons and their immediate family members have a 50% ownership interest in the limited partnership. McJunkin Red Man Corporation (and its predecessor) paid Hansford Associates Limited Partnership an aggregate rental amount of $2,583,184 in 2007, $2,403,240 in 2006, and $2,343,240 in 2005.

Transactions with Appalachian Leasing Company

McJunkin Red Man Corporation leases certain land and buildings from Appalachian Leasing Company, an entity in which David Fox, III, one of our executive officers, and certain of Mr. Fox’s immediate family members have an ownership interest. Mr. Fox and his immediate family members have a 67.5% ownership interest in Appalachian Leasing Company. McJunkin Red Man Corporation (and its predecessor) paid Appalachian Leasing Company an aggregate rental amount of $146,064 in 2007, $153,144 in 2006, and $154,344 in 2005. Under two separate leases, McJunkin Red Man Corporation leases office and warehouse space for the wholesale distribution of pipe, valves and fittings from Appalachian Leasing Company. The location of the leased property, monthly rent as of

September 2008, term, expiration date, square footage of the leases premises and renewal option for each of these leases are included in the table below:

	Monthly Rent
	as of			Square
Location	September 2008	Term	Expiration	Feet	Renewal Option

Hurricane, WV	$10,005.00	3 years	December 31, 2010	6,500	Four three-year renewal options
Corbin, KY	$3,752.50	3 years	May 31, 2009	8,000	None

We believe that the rental amounts under McJunkin Red Man Corporation’s leases with Appalachian Leasing Company are generally comparable to market rates negotiable among unrelated third parties.

Transactions with Executive Officers and Directors

Investments in PVF Holdings LLC

Certain of our current and former executive officers and directors are members of PVF Holdings LLC, our majority stockholder. These executive officers and directors do not have or share the right to vote or dispose of the shares of our common stock held by PVF Holdings LLC and thus do not have beneficial ownership of such shares. See “Principal and Selling Stockholders”.

On January 31, 2007, in connection with the GS Acquisition, certain of our current and former executive officers and directors contributed shares of McJunkin Red Man Corporation and McJunkin Appalachian to PVF Holdings LLC in exchange for common units in PVF Holdings LLC. The number of shares of McJunkin Red Man Corporation and McJunkin Appalachian contributed by each such executive officer and director, the value of such contribution, and the number of common units of PVF Holdings LLC received in consideration for such contribution are indicated in the table below.

				Number of
	Shares of	Shares of		Common Units of
	McJunkin	McJunkin	Value of	PVF Holdings LLC
	Corporation	Appalachian	Shares	Received
Name	Contributed	Contributed	Contributed	in Exchange

H.B. Wehrle, III	310.0000	31.89	$17,173,005.47	4,365.4898
David Fox, III(1)	0.0000	459.18	$2,548,646.04	647.8824
E. Gaines Wehrle	218.9688	31.89	$12,180,895.82	3,096.4630
Stephen D. Wehrle	215.8000	31.89	$12,008,413.81	3,052.6170
Michael H. Wehrle	212.5521	31.89	$11,829,133.40	3,007.0427
Martha G. Wehrle	26.4688	—	$1,451,019.99	368.8587
Russell L. Isaacs	2.4063	—	$131,910.91	33.5326
Other Wehrle Family Members(2)	850.4147	—	$46,619,540.83	11,850.9908

(1)	Mr. Fox’s common units in PVF Holdings LLC were transferred to a trust established by Mr. Fox.

(2)	As used in this table, “Other Wehrle Family Members” include the immediate family members of H.B. Wehrle, III, E. Gaines Wehrle, Stephen D. Wehrle and Michael H. Wehrle.

On January 31, 2007, Mr. Fox was awarded 640.6004 restricted common units in PVF Holdings LLC. At the time these units were awarded, they had a value of $2.52 million. Also on January 31, 2007, certain of our executive officers and directors received profits units in PVF Holdings LLC in connection with the GS Acquisition. Each of Rory Isaac, Gary Ittner and James F. Underhill received profits units as follows: 381.3098 profits units for Mr. Isaac, 381.3098 profits units for Mr. Ittner, and 597.3853 profits units for Mr. Underhill. Each of Messrs. Isaac, Ittner, and Underhill also contributed

$857.14 in cash to PVF Holdings LLC in exchange for 0.2179 common units. H.B. Wehrle, III received 381.3098 profits units and Stephen D. Wehrle received 190.6549 profits units on January 31, 2007.

On April 13, 2007, Harry K. Hornish, Jr., a member of our board of directors, made an investment of $1.5 million in PVF Holdings LLC in exchange for 381.3098 common units. The investment consisted of $500,000 in cash and a $1 million promissory note issued to PVF Holdings LLC. The $500,000 in cash and $1 million promissory note were subsequently contributed to McJunkin Red Man Holding Corporation by PVF Holdings LLC. In connection with the May 2008 dividend, the amount of the note was reduced to $498,467.01. Mr. Hornish repaid the note in full on August 7, 2008.

On October 31, 2007, in connection with the Red Man Transaction, E. Gaines Wehrle, Martha G. Wehrle, Michael H. Wehrle and Russell Isaacs, each a McJunkin Rollover Equity Holder, exercised their option to purchase additional common units in PVF Holdings LLC. See “— Transactions with the Goldman Sachs Funds — Red Man Transaction” above. Mr. E. Gaines Wehrle purchased 1,669.9676 additional common units for a price of $6,569,334.58. On April 30, 2008, Mr. Wehrle transferred all of his common units to a trust that he established. The trust received 4,766.4306 common units. Ms. Martha G. Wehrle purchased an additional 198.9309 common units for a price of $782,556.17. Mr. Michael H. Wehrle purchased 1,621.7420 additional common units for a price of $6,379,623.97. Mr. Russell Isaacs purchased 56.0408 additional common units for a price of $220,453.93. In connection with the Red Man Transaction, the immediate family members of H.B. Wehrle, III, E. Gaines Wehrle, Stephen D. Wehrle and Michael H. Wehrle exercised their option to purchase 10,555.4465 additional common units for a price of $41,523,116.19.

Additionally, in October 2007, PVF Holdings LLC provided an opportunity for select employees of PVF Holdings LLC and its subsidiaries to purchase common units (“McJunkin Management Coinvest”). Certain executive officers and directors purchased common units in the McJunkin Management Coinvest on October 31, 2007. The number of common units purchased and the amount paid for such units is set forth in the table below:

	Amount Contributed	Number of Common Units
Name	to PVF Holdings LLC	of PVF Holdings LLC Received

H.B. Wehrle, III	$3,000,000.00	762.6195
Stephen D. Wehrle	$5,000,000.00	1,271.0376
Rory Isaac	$500,000.00	127.1033
Gary Ittner	$100,000.00	25.4207
James F. Underhill	$200,000.00	50.8413

As part of the Red Man Transaction, on October 31, 2007, Craig Ketchum contributed 9,634 shares of Red Man to PVF Holdings LLC. The value of the shares of Red Man contributed by Mr. Ketchum was $44,135,969.59. As part of the consideration payable to Mr. Ketchum in connection with the Red Man Transaction, on October 31, 2007, April 10, 2008 and May 16, 2008, 10,510.7577, 674.2538 and 34.6394 common units of PVF Holdings LLC respectively were issued. Mr. Ketchum holds the 11,219.6509 common units of PVF Holdings LLC received in connection with the Red Man Transaction through a limited liability company which he controls.

As part of the Red Man Transaction, on October 31, 2007, Kent Ketchum contributed 3,745 shares of Red Man to PVF Holdings LLC. As part of the consideration payable to Kent Ketchum in connection with the Red Man Transaction, on October 31, 2007, April 10, 2008 and May 16, 2008, 4,203.6296, 269.6583 and 13.8536 common units of PVF Holdings LLC respectively were issued. Mr. Ketchum holds the 4,487.1415 common units of PVF Holdings LLC received in connection with the Red Man Transaction through a limited liability company which he controls. In connection with the Red Man Transaction, Craig Ketchum, Kent Ketchum, and their immediate family members received 28,257.6087 common units of PVF Holdings LLC in exchange for consideration with a value of $111,160,050.30.

In November 2007, PVF Holdings LLC provided an opportunity for select employees of PVF Holdings LLC and its subsidiaries to purchase common units (“Red Man Management Coinvest”). Certain executive officers and directors purchased common units in the Red Man Management Coinvest. The number of common units purchased, the date such units were issued and the amount paid for such units is set forth in the table below:

		Number of
	Amount Contributed	Common Units of PVF	Date Units
Name	to PVF Holdings LLC	Holdings LLC Received	Were Issued

Randy Adams	$15,735.24	4.0000	November 29, 2007
Ken Hayes	$212,425.74	54.0000	November 29, 2007
Stephen W. Lake	$200,000.00	50.8413	February 5, 2008
Jeffrey Lang	$100,000.00	25.4207	December 14, 2007
Dee Paige	$200,000.00	50.8413	November 29, 2007

On November 30, 2007, Rhys J. Best made an investment of $500,000 in PVF Holdings LLC in exchange for 127.1033 common units and on December 17, 2007, Peter C. Boylan, III made an investment of $1 million in PVF Holdings LLC in exchange for 254.2065 common units. Both of these directors made their investments in PVF Holdings LLC through limited liability companies which they control.

On December 21, 2007, the board of directors of PVF Holdings LLC granted profits units to the following executive officers and directors in the amounts indicated: Craig Ketchum (381.3098 profits units), Kent Ketchum (190.6549 profits units), Randy Adams (381.3098 profits units), Dee Paige (571.9647 profits units), Ken Hayes (127.1033 profits units), and Jeffrey Lang (381.3098 profits units). In connection with the issuance of profits units to Craig Ketchum and Kent Ketchum, on May 14, 2008 each of these directors contributed $857.14 to PVF Holdings LLC in exchange for 0.2179 common units each.

On January 7, 2008, 127.1033 profits units were issued to Stephen W. Lake. In connection with this issuance, on January 7, 2008 Mr. Lake contributed $857.14 to PVF Holdings LLC in exchange for 0.2179 common units. On January 9, 2008, 254.2065 profits units were issued to Dennis Niver. In connection with this issuance, on January 9, 2008 Mr. Niver contributed $857.14 to PVF Holdings LLC in exchange for 0.2179 common units.

On July 7, 2008, Sam B. Rovit made an investment of $300,000 in PVF Holdings LLC in exchange for 69.6675 common units.

Investments in McJunkin Red Man Holding Corporation and Stock Option Grants

On June 19, 2008, we granted options to purchase 57,495 shares of our common stock with an exercise price of $8.70 per share to David Lewis. On August 13, 2008, we granted options to purchase 13,560 shares of our common stock with an exercise price of $11.07 per share to Nasser Farshchian. The options granted to these executive officers will generally vest in one-third annual increments on the third, fourth and fifth anniversaries of the dates of grant.

On September 10, 2008, Andrew Lane made an investment of $3,000,000 in our company in exchange for 170,218 shares of our common stock.

On October 3, 2008, we granted options to purchase 17,021 shares of our common stock with an exercise price of $17.63 per share to Leonard M. Anthony. The options granted to Mr. Anthony will generally vest in one-third annual increments on the third, fourth and fifth anniversaries of the date of grant. On October 3, 2008, Mr. Anthony also purchased 28,369 shares of our common stock for $500,000.

McJunkin Acquisition

Under the terms of the merger agreement for the GS Acquisition, McJunkin Red Man Corporation was required to use its commercially reasonable efforts promptly following the closing of the merger to sell certain of its assets (the “Non-Core Assets”) for cash and to distribute 95% of the net proceeds of such sales, less 40% of taxable gains, to McJunkin Red Man Corporation’s shareholders of record immediately prior to the merger. The Non-Core Assets included (i) approximately 20% of the outstanding common stock of PrimeEnergy Corporation, (ii) approximately 32% of the ownership interests of Vision Exploration & Production Co., LLC, (iii) certain real property located in Charleston, West Virginia, including a building, (iv) an apartment located in New York, New York, (v) a farm located in Union, West Virginia, and (vi) a vacant lot located in Charleston, West Virginia. At December 31, 2006, these assets had a net book value of approximately $27.1 million. Of the Non-Core Assets, the ownership interest of Vision Exploration & Production Co., LLC, the apartment located in New York, New York, and the farm located in Union, West Virginia have each been sold, and in 2007 aggregate proceeds of $2.552 million were distributed to those individuals and entities who were shareholders of record of McJunkin Red Man Corporation immediately prior to the merger. In connection with such sale of Non-Core Assets, H.B. Wehrle, III (one of our directors) received $180,751, E. Gaines Wehrle (a former director of our company) received $198,972, Stephen D. Wehrle (one of our executive officers) received $157,282, Michael H. Wehrle (a former director of our company) received $193,141, Martha G. Wehrle (a former director of our company) received $24,052 and their immediate family members received $933,781 due to their status as shareholders of record of McJunkin Red Man Corporation immediately prior to the merger. Of the Non-Core Assets sold, McJunkin Red Man Corporation sold its ownership interest in Vision Exploration & Production Co., LLC to E. Gaines Wehrle, a former director of our company, for $250,000. McJunkin Red Man Corporation has not yet disposed of the remaining Non-Core Assets, including its equity interest in PrimeEnergy Corporation, though it continues to be obligated to use its commercially reasonable efforts to do so. McJunkin Red Man Corporation is currently in the process of selling these remaining Non-Core Assets.

In connection with the GS Acquisition, on December 4, 2006 we entered into an indemnity agreement with certain former shareholders of McJunkin Red Man Corporation, including H.B. Wehrle, III and Stephen D. Wehrle. Under the indemnity agreement, certain former shareholders of McJunkin Red Man Corporation agreed to jointly and severally indemnify (i) McJunkin Red Man Corporation, (ii) McJunkin Red Man Holding Corporation and (iii) the wholly owned subsidiary of McJunkin Red Man Holding Corporation which merged with and into McJunkin Red Man Corporation in connection with the GS Acquisition, and their respective shareholders, members, partners, officers, directors, employees, attorneys, accountants, affiliates, agents, other advisors and successors, from and against all costs incurred by such indemnified parties relating to the holding and disposition of the Non-Core Assets, and the distribution of net proceeds with respect to such disposition, to the extent the costs for each non-core asset exceeds the net proceeds received in the sale of such non-core asset.

Additionally, the indemnity agreement provided that from and after the effective time of the merger that was consummated in connection with the GS Acquisition, the indemnifying shareholders would jointly and severally indemnify the indemnified parties for (i) any amounts paid or payable by McJunkin Red Man Corporation or any of its subsidiaries to any of its officers, directors or employees in excess of $965,000 in the nature of any “stay-pay bonuses” as a result of the merger, other than payments to certain specific employees, and (ii) any failure to properly withhold any amounts required to be withheld by McJunkin Red Man Corporation or any of its subsidiaries relating to stay-pay bonuses or any similar such payments (which indemnity only applied to withholding obligations that arose before the effective time of the merger on January 31, 2007).

May 2008 Dividend

Certain members of our management team and certain current and former members of our board of directors are members of PVF Holdings LLC and therefore participated in PVF Holdings LLC’s cash distributions to its members in May 2008. See “— Transactions with the Goldman Sachs Funds — May 2008 Dividend” above. The table below sets forth the proceeds of the distributions received on account of the profits units and common units held by our current and former executive officers and directors who are members of PVF Holdings LLC:

	Proceeds from Distributions	Proceeds from Distributions
Name	Received on Common Units	Received on Profits Units	Total

Randy K. Adams	$6,131.28	$48,420.00	$54,551.28
Rhys J. Best(1)	$194,826.51	—	$194,826.51
Peter C. Boylan, III(2)	$389,653.01	—	$389,653.01
David Fox, III(3)	$1,975,013.20	—	$1,975,013.20
Ken Hayes	$82,772.33	$16,140.00	$98,912.33
Harry K. Hornish, Jr.	$584,479.57	—	$584,479.57
Rory M. Isaac	$195,160.51	$48,420.00	$243,580.51
Russell L. Isaacs	$137,300.00	—	$137,300.00
Gary A. Ittner	$39,299.30	$48,420.00	$87,719.30
Craig Ketchum(4)	$17,198,047.58	$48,420.00	$17,246,467.58
Kent Ketchum(5)	$6,878,317.54	$24,210.00	$6,902,527.54
Stephen W. Lake	$78,264.59	$16,140.00	$94,404.59
Jeffrey Lang	$38,965.30	$48,420.00	$87,385.30
Dennis Niver	$333.99	$32,280.00	$32,613.99
Dee Paige	$77,930.60	$72,630.00	$150,560.60
James F. Underhill	$78,264.60	$75,858.00	$154,122.60
E. Gaines Wehrle(6)	$7,306,083.68	—	$7,306,083.68
H.B. Wehrle, III	$7,860,472.35	$48,420.00	$7,908,892.35
Stephen D. Wehrle	$6,627,379.72	$24,210.00	$6,651,589.72
Michael H. Wehrle	$7,095,097.13	—	$7,095,097.13
Martha G. Wehrle	$870,319.63	—	$870,319.63
Other Wehrle Family Members(7)	$34,345,051.67	—	$34,345,051.67
Other Ketchum Family Members(8)	$19,238,151.48	—	$19,238,151.48
All executive officers, directors and their immediate family members	$111,297,315.58	$551,988.00	$111,849,303.58

(1)	Mr. Best holds common units in PVF Holdings LLC through a limited liability company which he controls.

(2)	Mr. Boylan holds common units in PVF Holdings LLC through a limited liability company which he owns and controls.

(3)	The $1,975,013.20 that is indicated as being distributed on account of Mr. Fox’s common units (including common units) was distributed to a trust established by Mr. Fox. Of this sum, $993,087.61 was distributed with respect to common units and $81,345.60 was paid as a tax distribution with respect to restricted common units. The balance of this sum ($900,579.99) relates to proceeds of the dividend distributed with respect to restricted common units which are being held by PVF Holdings LLC subject to vesting of the restricted common units.

(4)	Craig Ketchum received $17,197,713.60 in proceeds with respect to common units held by a limited liability company which he controls. Craig Ketchum received $333.99 in proceeds with respect to common units that he holds directly.

(5)	Kent Ketchum received $6,877,983.55 in proceeds with respect to common units held by a limited liability company which he controls. Kent Ketchum received $333.99 in proceeds with respect to common units that he holds directly.

(6)	The $7,306,083.68 that is indicated as being distributed with respect to Mr. Wehrle’s common units was distributed to a trust established by Mr. Wehrle.

(7)	As used in this table, “Other Wehrle Family Members” include the immediate family members of H.B. Wehrle, III, E. Gaines Wehrle, Stephen D. Wehrle and Michael H. Wehrle.

(8)	As used in this table, “Other Ketchum Family Members” include the immediate family members of Craig Ketchum and Kent Ketchum.

Phantom Shares Surrender Agreements

In connection with the Red Man Transaction, on October 30, 2007, PVF Holdings LLC and Red Man entered into phantom shares surrender agreements with each of Jeffrey Lang and Dee Paige, who were then employees of Red Man. Pursuant to these agreements, Mr. Lang and Mr. Paige surrendered all phantom shares awarded to them under Red Man’s phantom stock plan, which was terminated in connection with the Red Man Transaction.

As consideration for Mr. Lang’s surrender of his phantom shares, we are required to pay him $175,000 on each of January 1, 2008, October 31, 2008, and January 1, 2009, in each case (i) provided that Mr. Lang is still employed with us on the relevant payment date, (ii) plus interest for the period from November 1, 2007 to the payment date at a rate equal to 4.88%, and (iii) less any withholding that we may be required to make. All of such payments are immediately due and payable in certain circumstances, including if Mr. Lang is terminated without cause. As consideration for Mr. Paige’s surrender of his phantom shares, we are required to pay him $433,333.33 on each of January 1, 2008, October 31, 2008, and October 31, 2009, in each case (i) provided that Mr. Paige is still employed with us on the relevant payment date, (ii) plus interest for the period from November 1, 2007 to the payment date at a rate equal to 4.88%, and (iii) less any withholding that we may be required to make. All of such payments are immediately due in certain circumstances, including if Mr. Paige is terminated without cause.

Employment of Directors and Family Members

Stephen G. Fox, brother of David Fox, III (one of our executive officers), is employed by our company pursuant to an employment agreement and earned aggregate compensation of $764,807 in 2005, $935,322 in 2006 and $3,006,556 in 2007. Betty Ketchum, mother of Craig Ketchum, is employed by our company and the pro rated portion of her compensation in November/December 2007 (following the Red Man Transaction) was $451,934. Betty Ketchum will cease to be an employee of our company effective October 31, 2008. Brian Ketchum, brother of Craig Ketchum, is employed by our company and the pro rated portion of his compensation in November/December 2007 (following the Red Man Transaction) was $345,704. Kevin Ketchum, brother of Craig Ketchum, is employed by our company and the pro rated portion of his compensation in November/December 2007 (following the Red Man Transaction) was $348,286. Kent Ketchum, brother of Craig Ketchum and a former member of our board of directors, was formerly employed by Red Man and the pro rated portion of his compensation in November/December 2007 (following the Red Man Transaction) was $481,532. Since January 2008, Kent Ketchum has been employed by Red Man Distributors LLC. David Fox, Jr., father of David Fox, III, was previously employed by our company and earned aggregate compensation of $246,523 in 2005 and $289,918 in 2006.

Anthony Zande, brother-in-law of H.B. Wehrle, III (one of our directors), was employed by our company until June 2008 and earned aggregate compensation of $160,409 in 2006 and $161,613 in 2007. Helen Lynne Wehrle Zande, H.B. Wehrle, III’s sister, was employed by our company until December 2007 and earned aggregate compensation of $1,243,350 in 2005, $1,549,378 in 2006, and $258,535 in 2007.

E. Gaines Wehrle was a director of our company from January 2007 until August 2008. E. Gaines Wehrle was employed by our company until January 31, 2007 and earned aggregate compensation of $2,269,499 in 2005, $2,980,532 in 2006 and $226,047 in 2007. Chilton Wehrle Mueller, sister of E. Gaines Wehrle, was employed by our company until January 31, 2007 and earned aggregate compensation of $1,240,579 in 2005, $1,492,217 in 2006 and $110,060 in 2007. Michael H. Wehrle, brother of E. Gaines Wehrle, was employed by our company until January 31,

2007 and earned aggregate compensation of $2,278,143 in 2005, $2,976,421 in 2006 and $223,519 in 2007. Cody Mueller, brother-in-law of E. Gaines Wehrle, was employed by our company until April 15, 2008 and earned aggregate compensation of $381,858 in 2006 and $495,185 in 2007.

Transactions with Bain & Company

Sam Rovit, a member of our board of directors, is a partner at Bain Corporate Renewal Group, a unit of Bain & Company. Mr. Rovit joined Bain Corporate Renewal Group in January 2008 and was a partner at Bain & Company from 1989 to June 2005. In 2006, Bain & Company provided consulting services to the entity now known as McJunkin Red Man Corporation and McJunkin Red Man Corporation paid Bain & Company $2,976,432 for such services.

Registration Rights Agreement

Prior to this offering, we intend to enter into a new registration rights agreement with PVF Holdings LLC pursuant to which we may be required to register the sale of our shares held by PVF Holdings LLC. Under the registration rights agreement, PVF Holdings LLC will have the right, including in connection with this offering, to request that we use our reasonable best efforts to register the sale of shares held by PVF Holdings LLC on its behalf on up to six occasions including requiring us to file shelf registration statements permitting sales of shares into the market from time to time over an extended period. PVF Holdings LLC’s right to demand registration will be subject to certain limitations contained in the registration rights agreement, including our right to decline to cause a registration statement for a demand registration to be declared effective within 180 days after the effective date of any of our other registration statements.

In addition, PVF Holdings LLC will have the ability to exercise certain piggyback registration rights with respect to its own securities if we elect to register any of our equity securities. The registration rights agreement will also include provisions dealing with allocation of securities included in registration statements, registration procedures, indemnification, contribution and allocation of expenses. The registration rights agreement will also provide that if PVF Holdings LLC is dissolved, an amended and restated registration rights agreement will become automatically effective and the existing agreement will terminate. Pursuant to the terms of such amended and restated registration rights agreement, the existing members of PVF Holdings LLC would thereafter be entitled to certain registration rights with respect to our shares which are distributed to them in connection with any such dissolution of PVF Holdings LLC.

Management Stockholders Agreement

Each holder of a stock option and/or restricted stock award from the company, including the members of our board of directors who have received stock option awards, is a party to a management stockholders agreement. The management stockholders agreement provides that upon the termination of a restricted stock or stock option holder’s employment with us (including, in the case of a non-employee member of our board of directors, the termination of his or her service on our board), we may exercise our right to purchase all or a portion of the restricted stock and/or stock received upon the exercise of stock options held by such employee or director (or his or her permitted transferee). In the event of a termination by us with cause, the call option price would be the lesser of (i) the fair market value on the date of repurchase (determined in accordance with the management stockholders agreement) or (ii) the price paid for the stock by such employee or director. Under all other circumstances, the call option price would be the fair market value of the stock subject to the call option on the date of repurchase (determined in accordance with the management stockholders agreement).

The management stockholders agreement prohibits the transfer of any shares of our stock (including restricted stock) by a restricted stock or stock option holder, other than (i) following the death of such holder pursuant to the terms of any trust or will of the deceased or by the laws of intestate succession or (ii) in connection with our exercise of our call option.

In connection with the hiring of our new chief executive officer, Andrew Lane, on September 10, 2008, Mr. Lane purchased shares of our common stock and was granted stock options in respect of our common stock. In connection with this purchase and grant, Mr. Lane became a party to the management stockholders agreement. Additionally, in connection with Leonard Anthony’s appointment to our board of directors, on October 3, 2008 Mr. Anthony purchased shares of our common stock and was granted stock options in respect of our common stock. Consequently, he became a party to the management stockholders agreement. Upon the consummation of this offering, neither Mr. Lane nor Mr. Anthony will be a party to the management stockholders agreement in respect of common stock they hold, whether acquired by purchase or upon exercise of stock options.

Purchase of Midfield Minority Interest

In June 2005, a subsidiary of Red Man, which is now known as McJunkin Red Man Canada Ltd. (“CanHCo”) acquired an equity interest in Midfield Supply ULC (“Midfield”). This transaction is referred to as the “Midfield Investment”. Midfield is an unlimited liability corporation incorporated under the laws of Alberta and is one of the three largest distributors of PVF products to the energy sector in the four Western Canadian provinces. The headquarters of Midfield is in Calgary, Alberta. Pursuant to the Midfield Investment, CanHCo acquired an approximate 51% voting interest (constituting an approximately 49% equity interest) in Midfield. The remainder of the voting and equity interest was held by Midfield Holdings (Alberta) Ltd. (“MinorityHCo”), an Alberta corporation. The Midfield Investment was an acquisition transaction whereby the existing shareholders of the predecessor entity to Midfield partially liquidated their ownership interests. There were in excess of 200 shareholders of the predecessor entity, who were largely employees or former employees of that entity. Prior to the Midfield Transaction described below, employees of Midfield were shareholders of MinorityHCo. These shareholders were largely employees or former employees of Midfield or its predecessor. Certain employees of Midfield own common units in PVF Holdings LLC.

In connection with the Midfield Investment, a shareholders agreement was entered into among CanHCo, MinorityHCo and Midfield. One of the features of the shareholders agreement was the “Call Right”, which was held by CanHCo, and was a right to acquire the securities of Midfield held by MinorityHCo. This allowed CanHCo to acquire the remainder of the ownership in Midfield that it did not acquire in June 2005 at the time of the Midfield Investment. The Call Right was exercisable during a six-month period which commenced on June 15, 2008. Pursuant to the Call Right, CanHCo had the option to provide a purchase notice to MinorityHCo, and was entitled to acquire the shares of Midfield held by MinorityHCo at a price provided by formula. We were required to concurrently acquire all related shareholder loans owing by Midfield to Holdings. CanHCo had intended to exercise the Call Right in the manner described above, however, the Call Right transaction was ultimately structured as a purchase by CanHCo of all of the outstanding securities of MinorityHCo from its shareholders (the “Midfield Transaction”). On July 31, 2008, we paid approximately CDN$90.04 million (US$87.97 million) to the shareholders of and lenders to MinorityHCo, of which $2 million is being held in escrow for one year to satisfy any potential indemnification claims against such shareholders and lenders. On August 1, 2008, pursuant to the stock purchase agreement entered into in connection with the Red Man Transaction, a subsidiary of McJunkin Red Man Corporation paid approximately $47.7 million to former shareholders of Red Man, including Craig Ketchum, Kent Ketchum (brother of Craig Ketchum), and an immediate family member of Craig Ketchum, who received approximately $4.5 million, $6.2 million, and $165,250 respectively.

Red Man Distributors LLC

Red Man Distributors LLC (“RMD”) is an Oklahoma limited liability company formed on November 1, 2007 for the purposes of distributing oil country tubular goods in North America as a certified minority supplier. McJunkin Red Man Corporation is a member of RMD and owns 49% of the outstanding equity interests of RMD. The other members of RMD, consisting of Craig Ketchum, Kent Ketchum, Kevin Ketchum and Brian Ketchum, own in the aggregate the remaining 51% of the outstanding equity interests of RMD. RMD is managed by its members. McJunkin Red Man Corporation is retained by RMD as an independent contractor to provide general corporate and administrative services to RMD. McJunkin Red Man Corporation is paid an annual services fee of $725,000 by RMD to provide such services. In addition, McJunkin Red Man Corporation is paid an annual license fee for the right and license to use the name “Red Man”. McJunkin Red Man Corporation pays RMD a specified percentage of RMD’s gross monthly revenue for the relevant month from sales of products by RMD that are sourced from McJunkin Red Man Corporation.

Related Party Transaction Policy

Beginning on January 31, 2007, we had in place an informal policy for the review, approval, ratification and disclosure of related party transactions. Under this policy, related party transactions were required to be entered into on an arms’ length basis. In addition, from January 31, 2007 until the completion of this offering, we are bound by a provision in the PVF LLC Agreement which provides that neither we nor any of our subsidiaries may enter into any transactions with any of the Goldman Sachs Funds or any of their affiliates except for transactions which (i) are otherwise permitted or contemplated by the PVF LLC Agreement, or (ii) are on fair and reasonable terms not materially less favorable to us than we would obtain in a hypothetical comparable arms’ length transaction with a person that was not an affiliate of the Goldman Sachs Funds. Our credit facilities also contain covenants which, subject to certain exceptions, require us to conduct all transactions with any of our affiliates on terms that are substantially as favorable to us as we would obtain in a comparable arms’ length transaction with a person that is not an affiliate.

Prior to the completion of this offering, our board of directors will adopt a Related Party Transaction Policy, which is designed to monitor and ensure the proper review, approval, ratification and disclosure of related party transactions involving us. This policy applies to any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeds $120,000, and in which any related party had, has or will have a direct or indirect material interest. The audit committee of our board of directors must review, approve and ratify a related party transaction if such transaction is consistent with the Related Party Transaction Policy and is on terms, taken as a whole, which the audit committee believes are no less favorable to us than could be obtained in an arms-length transaction with an unrelated third party, unless the audit committee otherwise determines that the transaction is not in our best interests. Any related party transaction or modification of such transaction which our board of directors has approved or ratified by the affirmative vote of a majority of directors, who do not have a direct or indirect material interest in such transaction, does not need to be approved or ratified by our audit committee. In addition, related party transactions involving compensation will be approved by our compensation committee in lieu of our audit committee.

DESCRIPTION OF OUR INDEBTEDNESS

The following summaries of the material terms of our revolving credit facility, two term loan credit facilities and the debt of our subsidiary Midfield Supply ULC are only general descriptions and are not complete and, as such, are subject to and are qualified in their entirety by reference to the provisions of the revolving credit facility, the two term loan credit facilities, and the agreements governing Midfield Supply ULC’s debt, as applicable.

Revolving Credit Facility and Term Loan Facility

Our subsidiary McJunkin Red Man Corporation is the borrower under an $800 million revolving credit facility (the “Revolving Credit Facility”) and a $575 million term loan facility (the “Term Loan Facility” and, together with the Revolving Credit Facility, the “Senior Secured Facilities”). $349.5 million of borrowings were outstanding and $345.7 million were available under the Revolving Credit Facility as of September 25, 2008. Goldman Sachs Credit Partners L.P. and Lehman Brothers Inc. were the co-lead arrangers and joint bookrunners for each of these facilities.

McJunkin Red Man Corporation entered into the Term Loan Facility, as well as a $300 million asset-backed revolving credit facility with The CIT Group/Business Credit, Inc. and the other financial institutions party thereto, in January 2007 for purposes of financing the acquisition of McJunkin Corporation by affiliates of Goldman Sachs. The Term Loan Facility was amended, and the Revolving Credit Facility was entered into, for purposes of financing the Red Man Transaction in October 2007 and refinancing the $300 million asset-backed revolving credit facility. The Revolving Credit Facility was upsized on June 10, 2008 from $650 million to $700 million, was upsized on October 3, 2008 from $700 million to $750 million, and on October 16, 2008 was upsized from $750 million to $800 million. Additionally, on October 8, 2008, Barclays Bank PLC agreed to commit an additional $100 million under the Revolving Credit Facility effective January 2, 2009, which will increase the total commitments under the Revolving Credit Facility to $900 million.

Letter of Credit and Swingline Sublimits.  The Revolving Credit Facility provides for the extension of both revolving loans and swingline loans and the issuance of letters of credit. The aggregate principal amount of revolving loans outstanding at any time under the Revolving Credit Facility may not exceed $800 million, subject to adjustments based on changes in the borrowing base and less the sum of aggregate letters of credit outstanding and the aggregate principal amount of swingline loans outstanding, provided that the borrower may elect to increase the limit on the revolving loans or term loans outstanding as described in “— Incremental Facilities” below. There is a $60 million sub-limit on swingline loans and the total letters of credit outstanding at any time may not exceed $60 million.

Maturity.  The revolving loans have a maturity date of October 31, 2013 and the swingline loans have a maturity date of October 24, 2013. Any letters of credit outstanding under the Revolving Credit Facility will expire on October 24, 2013. The maturity date of the term loans under the Term Loan Facility is January 31, 2014.

Interest Rate and Fees.  The term loans bear interest at a rate per annum equal to, at the borrower’s option, either (i) the greater of the prime rate and the federal funds effective rate plus 0.50%, plus in either case 2.25%; or (ii) LIBOR plus 3.25%. On September 25, 2008, $566.4 million was outstanding under the Term Loan Facility and the interest rate on these loans was 6.05%.

The revolving loans bear interest at a rate per annum equal to, at the borrower’s option, either (i) the greater of the prime rate and the federal funds effective rate plus 0.50%, plus in either case (a) 0.50% if the borrower’s consolidated total debt to consolidated adjusted EBITDA ratio is greater than or equal to 2.75 to 1.00, (b) 0.25% if such ratio is greater than or equal to 2.00 to 1.00 but less than 2.75 to 1.00, or (c) 0.00% if such ratio is less than 2.00 to 1.00; or (ii) LIBOR plus (a) 1.50% if the borrower’s consolidated total debt to consolidated adjusted EBITDA ratio is greater than or equal to 2.75 to 1.00, (b) 1.25% if such ratio is greater than or equal to 2.00 to 1.00 but less than 2.75 to

1.00, or (c) 1.00% if such ratio is less than 2.00 to 1.00. Interest on swingline loans is calculated on the basis of the rate described in clause (i) of the preceding sentence. The weighted average interest rate on the revolving loans as of September 25, 2008 was 3.74% and the interest rate on the swingline loans was 5.00%.

Additionally, the borrower is required to pay a commitment fee with respect to unutilized revolving credit commitments at a rate per annum equal to (i) 0.375% if the borrower’s consolidated total debt to consolidated adjusted EBITDA ratio is greater than or equal to 2.75 to 1.00 and (ii) 0.25% if such ratio is less than 2.75 to 1.00. The borrower is also required to pay fees on the stated amounts of outstanding letters of credit for the account of all revolving lenders at a per annum rate equal to (i) 1.375% if the borrower’s consolidated total debt to consolidated adjusted EBITDA ratio is greater than or equal to 2.75 to 1.00, (ii) 1.125% if such ratio is greater than or equal to 2.00 to 1.00 but less than 2.75 to 1.00, or (iii) 0.875% if such ratio is less than 2.00 to 1.00. The borrower is required to pay a fronting fee for the account of the letter of credit issuer in respect of each letter of credit issued by it at a rate for each day equal to 0.125% per annum on the average daily stated amount of such letter of credit. The borrower is also obligated to pay directly to the letter of credit issuer upon each issuance of, drawing under, and/or amendment of, a letter of credit issued by it such amount as the borrower and the letter of credit issuer agree upon for issuances of, drawings under or amendments of, letters of credit issued by the letter of credit issuer.

Prepayments.  The borrower may voluntarily prepay revolving loans, swingline loans and term loans in whole or in part at the borrower’s option, in each case without premium or penalty. If the borrower refinances the term loans on certain terms prior to October 31, 2008, the borrower will be subject to a prepayment penalty of 1.00% of the aggregate principal amount of such prepayment. The borrower is required to prepay outstanding term loans with 100% of the net cash proceeds of:

•	a disposition of any business units, assets or other property of the borrower or any of the borrower’s restricted subsidiaries not in the ordinary course of business, subject to certain exceptions for permitted asset sales;

•	a casualty event with respect to collateral for which the borrower or any of its restricted subsidiaries receives insurance proceeds, or proceeds of a condemnation award or other compensation;

•	the issuance or incurrence by the borrower or any of its restricted subsidiaries of indebtedness, subject to certain exceptions; and

•	any sale-leaseback transaction permitted under the Term Loan Facility.

Not later than the date that is 90 days after the last day of any fiscal year, the borrower under the Term Loan Facility will be required to prepay the outstanding term loans under the Term Loan Facility with an amount equal to (i) 50% of “excess cash flow” for such fiscal year, provided that (a) the percentage will be reduced to 25% if the borrower’s ratio of consolidated total debt to consolidated EBITDA for the most recent four consecutive fiscal quarters is no greater than 2.50 to 1.00 but greater than 2.00 to 1.00, and (b) no prepayment of term loans with excess cash flow is required if the borrower’s ratio of consolidated total debt to consolidated EBITDA for the most recent four consecutive fiscal quarters is no greater than 2.00 to 1.00, minus (ii) the principal amount of term loans under the Term Loan Facility voluntarily prepaid during such fiscal year.

In addition, if at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Revolving Credit Facility exceeds the total revolving credit commitments or the borrowing base, the borrower will be required to repay outstanding loans or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under the Revolving Credit Facility is less than 7% of total revolving credit commitments for any period of five consecutive business days, or an event of default pursuant to certain provisions of the Revolving Credit Facility has occurred, the borrower would be required to transfer funds from certain blocked accounts daily into a collection account under the exclusive control of the agent under the Revolving Credit Facility.

Amortization.  The term loans are repayable in quarterly installments in an amount equal to the principal amount of the term loans outstanding on the quarterly installment date multiplied by 0.25%, with the balance of the principal amount due on the term loan maturity date of January 31, 2014.

Incremental Facilities.  Subject to certain terms and conditions, the borrower may request an increase in revolving loan commitments and term loan commitments. The increase in revolving loan commitments may not exceed the sum of (i) $150 million, plus (ii) only after the entire amount in the preceding clause (i) is drawn, an amount such that on a pro forma basis after giving effect to the new revolving credit commitments and certain other specified transactions, the secured leverage ratio will be no greater than 4.75 to 1.00. The borrower’s ability to borrow under such incremental facilities, however, would still be limited by the borrowing base. The incremental term loan commitments may not exceed the difference between (i) up to $100 million, and (ii) the sum of all incremental revolving commitments and incremental term loan commitments taken together. Any lender that is offered to provide all or part of the new revolving loan commitments or new term loan commitments may elect or decline, in its sole discretion, to provide such new commitments.

Collateral and Guarantors.  The obligations under the Senior Secured Facilities are guaranteed by the borrower’s wholly owned domestic subsidiaries. The obligations under the Revolving Credit Facility are secured, subject to exceptions, by substantially all of the assets of the borrower and the subsidiary guarantors, including (i) a first-priority security interest in personal property consisting of and arising from inventory and accounts receivable; (ii) a second-priority pledge of certain of the capital stock held by the borrower or any subsidiary guarantor; and (iii) a second-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of the borrower and each subsidiary guarantor. The obligations under the Term Loan Facility are secured, subject to certain significant exceptions, by substantially all of the assets of the borrower and the subsidiary guarantors, including (i) a second-priority security interest in personal property consisting of and arising from inventory and accounts receivable; (ii) a first-priority pledge of certain of the capital stock held by the borrower or any subsidiary guarantor; and (iii) a first-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of the borrower and each subsidiary guarantor.

Covenants.  The Senior Secured Facilities contain customary covenants. These agreements, among other things, restrict, subject to certain exceptions, the ability of the borrower and its subsidiaries to incur additional indebtedness, create liens on assets, engage in mergers, consolidations or sales of assets, dispose of subsidiary interests, make investments, loans or advances, pay dividends, make payments with respect to subordinated indebtedness, enter into sale and leaseback transactions, change the business conducted by the borrower and its subsidiaries taken as a whole, and enter into agreements that restrict subsidiary dividends or limit the ability of the borrower or any subsidiary guarantor to create or keep liens for the benefit of the lenders with respect to the obligations under the Senior Secured Facilities. The Senior Secured Facilities require the borrower to enter into interest rate swap, cap and hedge agreements for purposes of ensuring that no less than 50% of the aggregate principal amount of the total indebtedness of the borrower and its subsidiaries then outstanding is either subject to such interest rate agreements or bears interest at a fixed rate.

The Term Loan Facility requires the borrower to maintain a maximum ratio of consolidated total debt to consolidated adjusted EBITDA and a minimum ratio of consolidated adjusted EBITDA to consolidated interest expense. Each of these ratios is calculated for the period that is four consecutive fiscal quarters prior to the date of calculation. These financial covenants are set forth in the table below:

	Maximum	Minimum
	Consolidated	Consolidated
	Total Debt to	Adjusted EBITDA to
	Consolidated	Consolidated
	Adjusted EBITDA	Interest Expense
Four Consecutive Fiscal Quarters Ending on:	Ratio	Ratio

September 30, 2008	4.25:1.00	3.00:1.00
December 31, 2008	4.25:1.00	3.00:1.00
March 31, 2009	3.50:1.00	3.25:1.00
June 30, 2009	3.50:1.00	3.25:1.00
September 30, 2009	3.50:1.00	3.25:1.00
December 31, 2009	3.50:1.00	3.25:1.00
March 31, 2010	2.75:1.00	3.25:1.00
June 30, 2010	2.75:1.00	3.25:1.00
September 30, 2010	2.75:1.00	3.25:1.00
December 31, 2010	2.75:1.00	3.25:1.00
March 31, 2011	2.50:1.00	3.25:1.00
June 30, 2011	2.50:1.00	3.25:1.00
September 30, 2011	2.50:1.00	3.25:1.00
December 31, 2011	2.50:1.00	3.25:1.00
March 31, 2012 and thereafter	2.50:1.00	3.50:1.00

If the borrower fails to comply with the consolidated total debt to consolidated adjusted EBITDA ratio, then within ten days after the date on which financial statements for the applicable period are due under the Term Loan Facility, the Goldman Sachs Funds and other investors in the borrower (or any direct or indirect parent of the borrower) have a cure right which allows any of them to make a direct or indirect equity investment in the borrower or any restricted subsidiary of the borrower in cash. If such cure right is exercised, the consolidated total debt to consolidated adjusted EBITDA ratio of the borrower will be recalculated to give pro forma effect to the net cash proceeds received from the exercise of the cure right. The cure right is subject to certain limitations. For the four prior consecutive fiscal quarters, there must be at least one fiscal quarter in which the cure right is not exercised. Additionally, the equity investment contributed under the cure right may not exceed the amount necessary to bring the borrower back into compliance with the restrictions regarding the borrower’s consolidated total debt to consolidated adjusted EBITDA ratio.

Although the Revolving Credit Facility does not require the borrower to comply with any financial ratio maintenance covenants, if less than 7% of the then-outstanding credit commitments are available to be borrowed under the Revolving Credit Facility at any time, the borrower will not be permitted to borrow additional amounts unless its pro forma ratio of consolidated adjusted EBITDA to consolidated fixed charges is at least 1.00 to 1.00.

The Term Loan Facility provides that the borrower and its restricted subsidiaries may not make, or commit to make, capital expenditures in excess of $25 million in any year. If the actual amount of capital expenditures made in any fiscal year is less than the amount permitted to be made in such fiscal year, the amount of such difference may be carried forward and used to make capital expenditures in the succeeding fiscal year, though the carried forward amount may not be used beyond the immediately succeeding fiscal year.

Events of Default.  The Senior Secured Facilities contain customary events of default. The events of default include the failure to pay interest and principal when due, failure to pay fees and any other amounts owed under the Senior Secured Facilities when due, a breach of certain covenants in the Senior Secured Facilities, a breach of any representation or warranty contained in the Senior Secured Facilities in any material breach, defaults in payments with respect to any other indebtedness in excess of $15 million (under the Term Loan Facility) or in excess of $30 million (under the Revolving Credit Facility), defaults with respect to other indebtedness in excess of $15 million (under the Term Loan Facility) or in excess of $30 million (under the Revolving Credit Facility) that has the effect of accelerating such indebtedness, bankruptcy, certain events relating to employee benefits plans, failure of a material subsidiary’s guarantee to remain in full force and effect, failure of the security agreement, pledge agreements pursuant to which the stock of any material subsidiary is pledged, or any mortgage for the benefit of the lenders under the Term Loan Facility to remain in full force and effect, entry of one or more judgments or decrees against the borrower or its restricted subsidiaries involving a liability of $15 million or more in the aggregate (under the Term Loan Facility) or $30 million or more in the aggregate (under the Revolving Credit Facility), and the invalidation of subordination provisions of any document evidencing permitted additional debt having a principal amount in excess of $15 million.

The Senior Secured Facilities also contain an event of default upon the occurrence of a change of control. Under the Senior Secured Facilities, a “change of control” shall have occurred if (i) the Goldman Sachs Funds and certain of their affiliates shall cease to beneficially own at least 35% of the voting power of the outstanding voting stock of the borrower (other than as a result of one or more widely distributed offerings of the common stock of the borrower or any direct or indirect parent of the borrower); or (ii) any person, entity or “group” (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended) shall have acquired beneficial ownership of a percentage of the voting power of the outstanding voting stock of the borrower that exceeds the percentage of the voting power of such voting stock then beneficially owned, in the aggregate, by the Goldman Sachs Funds and certain of their affiliates, unless, in the case of either clause (i) or (ii) above, the Goldman Sachs Funds have, at such time, the right or the ability by voting power, contract or otherwise to elect or designate for election at least a majority of the board of directors of the borrower; or (iii) a majority of the board of directors of the borrower ceases to consist of “continuing directors”, defined as individuals who (a) were members of the board of directors of the borrower on October 31, 2007 (or January 31, 2007 for purposes of determining whether an event of default has occurred under the Term Loan Facility), (b) who have been a member of the board of directors for at least 12 months preceding October 31, 2007 or January 31, 2007, as the case may be, (c) who have been nominated to be a member of the board of directors, directly or indirectly, by the Goldman Sachs Funds and certain of their affiliates or persons nominated by the Goldman Sachs Funds and certain of their affiliates or (d) who have been nominated to be a member of the board of directors by a majority of the other continuing directors then in office.

Junior Term Loan Facility

On May 22, 2008, McJunkin Red Man Holding Corporation, as the borrower, entered into a $450 Million Term Loan Credit Agreement (the “Junior Term Loan Facility”). Goldman Sachs Credit Partners L.P. and Lehman Brothers Inc. were the co-lead arrangers and joint bookrunners under this facility. The proceeds from the Junior Term Loan Facility, along with $25 million in proceeds from revolving loans drawn under the Revolving Credit Facility, were used to fund a dividend to McJunkin Red Man Holding Corporation’s stockholders, including PVF Holdings LLC. PVF Holdings LLC distributed the proceeds it received from the dividend to its members, including the Goldman Sachs Funds and certain of our directors and members of our management. See “Certain Relationships and Related Party Transactions — Transactions with the Goldman Sachs Funds — May 2008 Dividend”. The term loans under the Junior Term Loan Facility are not subject to amortization and the principal of such loans must be repaid on January 31, 2014.

Interest Rate and Fees.  The term loans under the Junior Term Loan Facility bear interest at a rate per annum equal to, at the borrower’s option, either (i) the greater of the prime rate and the federal funds effective rate plus 0.50%, plus in either case 2.25%, or (ii) LIBOR multiplied by the statutory reserve rate plus 3.25%.

Prepayments.  We may voluntarily prepay term loans under the Junior Term Loan Facility in whole or in part at our option, without premium or penalty. After the payment in full of the term loans under the Term Loan Facility, we will be required to prepay outstanding term loans under the Junior Term Loan Facility with 100% of the net cash proceeds of:

•	a disposition of any of our or our restricted subsidiaries’ business units, assets or other property not in the ordinary course of business, subject to certain exceptions for permitted asset sales;

•	a casualty event with respect to collateral for which we or any of our restricted subsidiaries receives insurance proceeds, or proceeds of a condemnation award or other compensation;

•	the issuance or incurrence by us or any of our restricted subsidiaries of indebtedness, subject to certain exceptions; and

•	any sale-leaseback transaction permitted under the Junior Term Loan Facility.

Also, after the payment in full of the term loans under the Term Loan Facility, not later than the date that is 90 days after the last day of any fiscal year, we will be required to prepay the outstanding term loans under the Junior Term Loan Facility with an amount equal to (i) 50% of “excess cash flow” for such fiscal year, provided that (a) the percentage will be reduced to 25% if the borrower’s ratio of consolidated total debt to consolidated adjusted EBITDA for the most recent four consecutive fiscal quarters is no greater than 2.50 to 1.00 but greater than 2.00 to 1.00, and (b) no prepayment of term loans with excess cash flow is required if the borrower’s ratio of consolidated total debt to consolidated adjusted EBITDA for the most recent four consecutive fiscal quarters is no greater than 2.00 to 1.00, minus (ii) the principal amount of term loans under the Junior Term Loan Facility voluntarily prepaid during such fiscal year.

We must also prepay the principal amount of the term loans under the Junior Term Loan Facility with 50% of the cash proceeds received by us from a “Qualified IPO”, net of underwriting discounts and commissions and other related reasonable costs and expenses. A “Qualified IPO” is defined as a bona fide underwritten sale to the public of our common stock or the common stock of any of our direct or indirect subsidiaries or our direct or indirect parent companies pursuant to a registration statement that is declared effective by the SEC or the equivalent offering on a private exchange or platform. Prepayment is only required if we or one of our subsidiaries receives cash proceeds from the Qualified IPO.

Collateral.  The term loans under the Junior Term Loan Facility are secured by perfected security interests in and liens on substantially all of the personal property and certain real property of McJunkin Red Man Holding Corporation, including the common stock we hold of McJunkin Red Man Corporation. The term loans are not guaranteed by any of our subsidiaries or by PVF Holdings LLC.

Certain Covenants and Events of Default.  The Junior Term Loan Facility contains customary covenants for a holding company facility. These agreements, among other things, restrict, subject to certain exceptions, the ability of the borrower to incur additional indebtedness, create liens on assets, and engage in activities or own assets other than certain specified activities and assets. Also, the Junior Term Loan Facility requires the borrower to maintain a maximum ratio of consolidated total debt to consolidated adjusted EBITDA and a minimum ratio of consolidated adjusted EBITDA to consolidated interest expense. Each of these ratios is calculated for the period that is four consecutive fiscal quarters prior to the date of calculation. These financial covenants are set forth in the table below:

	Maximum	Minimum
	Consolidated	Consolidated
	Total Debt to	Adjusted EBITDA to
	Consolidated	Consolidated
	Adjusted EBITDA	Interest Expense
Four Consecutive Fiscal Quarters Ending on:	Ratio	Ratio

September 30, 2008	4.75:1.00	2.50:1.00
December 31, 2008	4.75:1.00	2.50:1.00
March 31, 2009	4.00:1.00	2.75:1.00
June 30, 2009	4.00:1.00	2.75:1.00
September 30, 2009	4.00:1.00	2.75:1.00
December 31, 2009	4.00:1.00	2.75:1.00
March 31, 2010	3.25:1.00	2.75:1.00
June 30, 2010	3.25:1.00	2.75:1.00
September 30, 2010	3.25:1.00	2.75:1.00
December 31, 2010	3.25:1.00	2.75:1.00
March 31, 2011	3.00:1.00	2.75:1.00
June 30, 2011	3.00:1.00	2.75:1.00
September 30, 2011	3.00:1.00	2.75:1.00
December 31, 2011	3.00:1.00	2.75:1.00
March 31, 2012 and thereafter	3.00:1.00	3.00:1.00

Consolidated adjusted EBITDA is calculated under the Junior Term Loan Facility in a similar manner as under the Senior Secured Facilities. See “— Revolving Credit Facility and Term Loan Facility — Covenants.”

The Junior Term Loan Facility provides that the borrower and its restricted subsidiaries may not make, or commit to make, capital expenditures in excess of $30 million in any year. If the actual amount of capital expenditures made in any fiscal year is less than the amount permitted to be made in such fiscal year, the amount of such difference may be carried forward and used to make capital expenditures in the succeeding fiscal year, though the carried forward amount may not be used beyond the immediately succeeding fiscal year.

If the borrower fails to comply with the consolidated total debt to consolidated adjusted EBITDA ratio, then the Goldman Sachs Funds and other investors in the borrower have a cure right that is similar to the cure right provided with respect to the Term Loan Facility. See “— Revolving Credit Facility and Term Loan Facility — Covenants”.

The Junior Term Loan Facility also contains customary events of default that are similar to the events of default under the Senior Secured Credit Facilities, including an event of default upon a change of control. See “— Revolving Credit Facility and Term Loan Facility — Events of Default”.

Purchases of Outstanding Loans.  Subject to certain terms and conditions, the Goldman Sachs Funds and their affiliates may from time to time seek to purchase term loans under the Junior Term Loan Facility from the lenders under the facility pursuant to open market purchases in an aggregate amount not to exceed 30% of the aggregate principal amount of the loans outstanding under the Junior Term Loan Facility. The Goldman Sachs Funds and their affiliates may contribute such purchased loans to PVF Holdings LLC as an equity contribution in return for equity interests in PVF Holdings LLC and PVF Holdings LLC will then contribute such loans to the borrower under the Junior Term Loan Facility as an equity contribution in return for additional stock of the borrower. In the case of such purchases of term loans by the Goldman Sachs Funds and their affiliates followed by contributions of the purchased loans to PVF Holdings LLC and then to the borrower, the loans subject to such purchases and contributions shall be cancelled.

In addition, the borrower under the Junior Term Loan Facility may from time to time seek to purchase, subject to certain terms and conditions, term loans under the Junior Term Loan Facility from the lenders under the facility pursuant to open market purchases. In the case of such purchases by the borrower, the loans subject to such purchases shall be cancelled.

Midfield CDN$150 Million (US$144.94 Million) Revolving Credit Facility

One of our subsidiaries, Midfield Supply ULC, is the borrower under a CDN$150 million (US$144.94 million) revolving credit facility (the “Midfield Revolving Credit Facility”) with Bank of America, N.A. and certain other lenders from time to time parties thereto. Proceeds from this facility may be used by Midfield for working capital and other general corporate purposes. As of September 25, 2008, $70.9 million of borrowings were outstanding and $49.2 million were available under the Midfield Revolving Credit Facility. The facility provides for the extension of up to CDN$150 million (US$144.94 million) in revolving loans, subject to adjustments based on the borrowing base and less the aggregate letters of credit outstanding under the facility. Letters of credit may be issued under the facility subject to certain conditions, including a CDN$10 million or US$9.66 million sub-limit. The revolving loans have a maturity date of November 2, 2010. All letters of credit issued under the facility must expire at least 20 business days prior to November 2, 2010.

Interest Rate and Fees.  The revolving loans bear interest at a rate equal to either (i) the Canadian prime rate, plus (a) 0.25% if the “average daily availability” (as defined in the loan and security agreement for the facility) for the previous fiscal quarter was less than CDN$30 million (US$28.99 million) or (b) 0.00% if the average daily availability for the previous fiscal quarter was greater than or equal to CDN$30 million, (US$28.99 million) or, at the borrower’s option, (ii) the rate of interest per annum equal to the rates applicable to Canadian Dollar Bankers’ Acceptances having a comparable term as the proposed loan displayed on the “CDOR Page” of Reuter Monitor Money Rates Service, plus (a) 1.75% if the average daily availability for the previous fiscal quarter was less than CDN$30 million (US$28.99 million), (b) 1.50% if the average daily availability for the previous fiscal quarter was greater than or equal to CDN$30 million (US$28.99 million) but less than CDN$60 million (US$57.98 million), or (c) 1.25% if the if the average daily availability for the previous fiscal quarter was greater than or equal to CDN$60 million (US$57.98 million).

The borrower must pay a monthly unused line fee with respect to unutilized revolving loan commitments equal to (i) 0.25% if the outstanding amount of borrowings under the facility for the immediately preceding fiscal quarter are greater than 50% of the revolving loan commitments, or (ii) 0.375% if otherwise. The borrower must pay a monthly fronting fee equal to 0.125% per annum of the stated amount of letters of credit issued and must also pay a monthly fee to the agent on the average daily stated amount of letters of credit issued equal to (i) 1.75% if the average daily availability for the previous fiscal quarter was less than CDN$30 million (US$28.99 million), (ii) 1.50% if the average daily availability for the previous fiscal quarter was greater than or equal to CDN$30 million (US$28.99 million) but less than CDN$60 million (US$57.98 million), or (iii) 1.25% if the average daily availability for the previous fiscal quarter was greater than or equal to CDN$60 million (US$57.98 million).

Prepayments.  The borrower may prepay the revolving loans from time to time without premium or penalty.

Collateral and Guarantors.  The Midfield Revolving Credit Facility is secured by substantially all of the personal property of Midfield Supply ULC and its subsidiary guarantors, Mega Production Testing Inc. and Hagan Oilfield Supply Ltd.

Certain Covenants and Events of Default.  The Midfield Revolving Credit Facility contains customary covenants. These agreements, among other things, restrict, subject to certain exceptions,

the ability of the borrower and its subsidiaries to incur additional indebtedness, create liens on assets, make distributions, make investments, sell, lease or transfer assets, make loans or advances, pay certain debt, amalgamate, merge, combine or consolidate with another entity, enter into certain types of restrictive agreements, engage in any business other than the business conducted by the borrower and its subsidiaries on the closing date of the Midfield Revolving Credit Facility, enter into transactions with affiliates, become a party to certain employee benefit plans, enter into certain amendments with respect to subordinated debt, make acquisitions, enter into transactions which would reasonably be expected to have a material adverse effect or cause a default, enter into sale and leaseback transactions, and terminate certain agreements.

Additionally, the Midfield Revolving Credit Facility requires the borrower to maintain a leverage ratio of no greater than 3.50 to 1.00 (measured on a monthly basis) and to maintain a fixed charge coverage ratio of at least 1.15 to 1.00 (measured on a monthly basis). The facility also prohibits the borrower and its subsidiaries from making capital expenditures in excess of $5 million in the aggregate during any fiscal year, subject to exceptions for certain expenditures and provided that if the actual amount of capital expenditures made in any fiscal year is less than the amount permitted to be made in such fiscal year, up to $250,000 of such excess may be carried forward and used to make capital expenditures in the succeeding fiscal year.

The Midfield Revolving Credit Facility contains customary events of default. The events of default include, among others, the failure to pay interest, principal and other obligations under the facility’s loan documents when due, a breach of any representation or warranty contained in the loan documents, breaches of certain covenants, the failure of any loan document to remain in full force and effect, a default with respect to other indebtedness in excess of $250,000 if the other indebtedness may be accelerated due to such default, judgments against the borrower and its subsidiaries in excess of $250,000 in the aggregate, the occurrence of any loss or damage with respect to the collateral if the amount not covered by insurance exceeds $100,000, cessation or governmental restraint of a material part of the borrower’s or a subsidiary’s business, insolvency, certain events related to benefits plans, the criminal indictment of a senior officer of the borrower or a guarantor or the conviction of a senior officer of the borrower or a guarantor of certain crimes, an amendment to the shareholders agreement among Midfield Supply ULC, the entity now known as McJunkin Red Man Canada Ltd. and Midfield Holdings (Alberta) Ltd. without the prior written consent of Bank of America, N.A., and any event or condition that has a material adverse effect on the borrower or a guarantor.

A “change of control” is also an event of default. A “change of control” occurs if (i) McJunkin Red Man Canada Ltd. ceases to own and control, directly or indirectly, 51% or more of the voting equity interests of Midfield Supply ULC, (ii) a change in the majority of directors of Midfield Supply ULC occurs, unless approved by the then-majority of directors, or (iii) all or substantially all of Midfield Supply ULC’s assets are sold or transferred.

Midfield CDN$15 Million (US$14.49 Million) Facility

One of our subsidiaries, Midfield Supply ULC, is also the borrower under a CDN$15 million (US$14.49 million) credit facility with Alberta Treasury Branches. The facility is secured by substantially all of the real property and equipment of Midfield Supply ULC and its subsidiary guarantors. The facility contains customary covenants and events of default. The borrower’s leverage ratio must not exceed 3.50 to 1, its fixed charge coverage ratio must be at least 1.15 to 1, and its ratio of tangible asset value to borrowings outstanding must be at least 2.00 to 1.

The Midfield CDN$15 million (US$14.49 million) facility and the Midfield CDN$150 million (US$144.94 million) facility are subject to an intercreditor agreement which relates to, among other things, priority of liens and proceeds of sale of collateral. The loans under the Midfield CDN$15 million (US$14.49 million) facility have a maturity date of May 31, 2010.

DESCRIPTION OF OUR CAPITAL STOCK

Immediately following the completion of this offering, our authorized capital stock will consist of 800 million shares of common stock, par value $0.01 per share, and 150 million shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors. Upon the completion of this offering, there will be 155,898,086 outstanding shares of common stock (excluding 282,771 shares of non-vested restricted stock) and no outstanding shares of preferred stock. The following description of our capital stock does not purport to be complete and is subject to and qualified by our amended and restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters voted upon by our stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to any dividends that may be declared by our board of directors. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock have no preemptive rights to purchase shares of our stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Our common stock will be represented by certificates, unless our board of directors adopts a resolution providing that some or all of our common stock shall be uncertificated. Any such resolution will not apply to any shares of common stock that are already certificated until such shares are surrendered to us.

Preferred Stock

Our board of directors may, from time to time, authorize the issuance of one or more series of preferred stock without stockholder approval. We have no current intention to issue any shares of preferred stock.

One of the effects of undesignated preferred stock may be to enable our board of directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.

Limitation on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of our company and our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, our directors will be personally liable to us and our stockholders for any breach of the director’s duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit. In addition, our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We may enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering. We also maintain directors and officers insurance.

Corporate Opportunities

Our amended and restated certificate of incorporation provides that Goldman, Sachs & Co. and its affiliates (which include the Goldman Sachs Funds) have no obligation to offer us any opportunity to participate in business opportunities presented to Goldman, Sachs & Co. or its affiliates even if the opportunity is one that we might reasonably have pursued, and that neither Goldman, Sachs & Co. nor its affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Delaware Anti-Takeover Law

Our amended and restated certificate of incorporation provides that we are not subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term “business combination” to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders.

Removal of Directors; Vacancies

Our amended and restated certificate of incorporation and bylaws provide that any director or the entire board of directors may be removed with or without cause by the affirmative vote of the majority of all shares then entitled to vote at an election of directors. Our amended and restated certificate of incorporation and bylaws also provide that any vacancies on our board of directors will be filled by the affirmative vote of a majority of the board of directors then in office, even if less than a quorum, or by a sole remaining director.

Voting

In an uncontested election of directors, a nominee for director will be elected if the votes cast for the nominee’s election exceed the votes cast against the nominee’s election. The affirmative vote of a plurality of the shares of our common stock present, in person or by proxy will decide the election of any directors in a contested election. The affirmative vote of a majority of the shares of our common stock present, in person or by proxy will decide all other matters voted on by stockholders, unless the question is one upon which, by express provision of law, under our amended and restated certificate of incorporation, or under our bylaws, a different vote is required, in which case such provision will control.

Action by Written Consent

Our amended and restated certificate of incorporation and bylaws provide that stockholder action can be taken by written consent of the stockholders only if Goldman, Sachs & Co. and its affiliates beneficially own more than 25.0% of the outstanding shares of our common stock.

Ability to Call Special Meetings

Our amended and restated certificate of incorporation and bylaws provide that special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by the chairman of our board of directors. Special meetings may also be called by the holders of not less than 25% of the outstanding shares of our common stock if Goldman, Sachs & Co. and its affiliates beneficially own 25% or more of the outstanding shares of our common stock. If Goldman, Sachs & Co. and its affiliates beneficially own less than 25% of the outstanding shares of our common stock, stockholders will not be permitted to call a special meeting or to require our board to call a special meeting.

Amending Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation provides that our certificate of incorporation may be amended by the affirmative vote of a majority of the board of directors and by the affirmative vote of the majority of all shares of our common stock then entitled to vote at any annual or special meeting of stockholders. In addition, our amended and restated certificate of incorporation and bylaws provide that our bylaws may be amended, repealed or new bylaws may be adopted by the affirmative vote of a majority of the board of directors or when a quorum is present at any meeting, by the vote of the holders of a majority of the voting power of our common stock entitled to vote thereon, present and voting, in person or represented by proxy.

Advance Notice Provisions for Stockholders

In order to nominate directors to our board of directors or bring other business before an annual meeting of our stockholders, a stockholder’s notice must be received by the Secretary of the Company at the principal executive offices of the Company not earlier than 120 calendar days and not later than 90 calendar days before the first anniversary of the previous year’s annual meeting of stockholders, subject to certain exceptions contained in our bylaws. If the date of the applicable annual meeting is more than 30 days before or more than 30 days after such anniversary date, notice by a stockholder to be timely must be so delivered not earlier than 120 calendar days before the date of such annual meeting and not later than 90 calendar days before the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the tenth day following the date on which public announcement of the date of such meeting is first made by the Company. The adjournment or postponement of an annual meeting or the announcement shall not commence a new time period for the giving of a stockholder’s notice as described above.

Listing

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “MRC”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                    .

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, we will have outstanding 155,898,086 shares of common stock (excluding 282,771 shares of non-vested restricted stock). The           shares sold in this offering plus any additional shares sold by the selling stockholder upon exercise of the underwriters’ option will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. In general, affiliates include executive officers, directors and our largest stockholders. Shares of common stock purchased by affiliates will be subject to the resale limitations of Rule 144.

The remaining           shares outstanding following this offering are restricted securities within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which is summarized below.

Our executive officers and directors and our principal stockholder, PVF Holdings LLC, will enter into lock-up agreements in connection with this offering, generally providing that they will not offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co.

Despite possible earlier eligibility for sale under the provisions of Rule 144 under the Securities Act, any shares subject to the lock-up agreement will not be salable until the lock-up agreement expires or is waived by Goldman, Sachs & Co. Taking into account the lock-up agreement, and assuming that PVF Holdings LLC is not released from its lock-up agreement, the      shares held by our affiliates will be eligible for future sale in accordance with the requirements of Rule 144 upon the expiration of the lock-up agreement.

In general, under Rule 144 as currently in effect, after the expiration of lock-up agreements, a person who has beneficially owned restricted securities for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

Sales under Rule 144 by affiliates are also subject to manner-of-sale requirements, notice requirements and the availability of current public information about us.

PVF Holdings LLC, which will hold           shares of our common stock upon the completion of this offering if the underwriters’ option to purchase additional shares from PVF Holdings LLC is not exercised (           shares of our common stock upon completion of this offering if the underwriters’ option is exercised in full), will enter into a new registration rights agreement with us prior to the consummation of this offering. Pursuant to this registration rights agreement, PVF Holdings LLC can request that we use our reasonable best efforts to register its shares with the SEC, including in connection with this offering, on up to six occasions, including pursuant to shelf registration statements. In addition, under the registration rights agreement PVF Holdings LLC will have the ability to exercise certain piggyback registration rights with respect to its own securities if we elect to register any of our equity securities. Immediately after this offering, all of our shares held by PVF Holdings LLC will be entitled to these registration rights.

The registration rights agreement will also provide that if PVF Holdings LLC is dissolved, an amended and restated registration rights agreement will become automatically effective and the existing agreement will terminate. Pursuant to the terms of such amended and restated registration rights agreement, the existing members of PVF Holdings LLC would thereunder be entitled to certain registration rights with respect to our shares which are distributed to them in connection with any such dissolution of PVF Holdings LLC.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. This discussion is for general information only and is not tax advice. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States or a former citizen or resident of the United States subject to taxation as an expatriate;

•	a corporation (or other entity classified as a corporation for these purposes) created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	a partnership (including any entity or arrangement classified as a partnership for these purposes);

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if (1) a United States court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the U.S. Internal Revenue Code of 1986, as amended, or the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of as a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, an individual would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner of the partnership may depend upon the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. Partners in partnerships that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion does not address all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of the non-U.S. holder’s particular investment or other circumstances. In particular, this discussion only addresses a non-U.S. holder that holds our common stock as a capital asset (generally, investment property) and does not address:

•	special U.S. federal income tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, and dealers and traders in stocks, securities or currencies;

•	non-U.S. holders holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•	any U.S. state and local or non-U.S. or other tax consequences; or

•	the U.S. federal income or estate tax consequences for the beneficial owners of a non-U.S. holder.

This discussion is based on provisions of the Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus.

Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income and estate tax consequences of owning and disposing of our common stock as set forth in this discussion.

If you are considering purchasing our common stock, you should consult your tax advisor regarding the U.S. federal, state, local and non-U.S. income, estate and other tax consequences to you of owning and disposing of our common stock.

Dividends

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. See “Dividend Policy”. In the event, however, that we pay dividends on our common stock that are not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, will be withheld from the gross amount of the dividends paid to such non-U.S. holder.

In order to claim the benefit of an applicable income tax treaty, a non-U.S. holder will be required to provide a properly completed and executed U.S. Internal Revenue Service Form W-8BEN (or other applicable form) in accordance with the applicable certification and disclosure requirements. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the manner of claiming the benefits.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, generally will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, the U.S. federal withholding tax discussed above will not apply if the non-U.S. holder provides a properly completed and executed U.S. Internal Revenue Service Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

Gain on disposition of our common stock

A non-U.S. holder generally will not be taxed on any gain realized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain generally will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for at least 183 days in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat

30% U.S. federal income tax, even though the non-U.S. holder is not considered a resident alien under the Code); or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

Federal estate tax

Our common stock that is owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information reporting and backup withholding tax

Dividends paid to a non-U.S. holder may be subject to U.S. information reporting and backup withholding. A non-U.S. holder will be exempt from backup withholding if the non-U.S. holder provides a properly completed and executed U.S. Internal Revenue Service Form W-8BEN or otherwise meets documentary evidence requirements for establishing its status as a non-U.S. holder or otherwise establishes an exemption.

The gross proceeds from the disposition of our common stock may be subject to U.S. information reporting and backup withholding. If a non-U.S. holder sells our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-U.S. holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	is a foreign partnership, if at any time during its tax year:

•	one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

•	the foreign partnership is engaged in a United States trade or business,

unless the broker has documentary evidence in its files that the non-U.S. holder is not a United States person and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock from or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless the non-U.S. holder provides a properly completed and executed U.S. Internal Revenue Service Form W-8BEN certifying that the non-U.S. Holder is not a “United States person” or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the non-U.S. holder’s U.S. federal income tax liability, if any, by filing a refund claim with the U.S. Internal Revenue Service.

THE U.S. FEDERAL INCOME AND ESTATE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. YOU SHOULD CONSULT YOUR TAX ADVISOR TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

The Company, the selling stockholder and the underwriters will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Barclays Capital Inc. are the representatives of the underwriters and the joint book-running managers for this offering.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Barclays Capital Inc.
J.P. Morgan Securities Inc.
Deutsche Bank Securities Inc.
Robert W. Baird & Co. Incorporated
Credit Suisse Securities (USA) LLC
Stephens Inc.
Raymond James & Associates, Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. We expect that the underwriting agreement will provide that the obligations of the underwriters to take and pay for the shares are subject to a number of conditions, including, among others, the accuracy of the Company’s and the selling stockholder’s representations and warranties in the underwriting agreement, listing of the shares, receipt of specified letters from counsel and the Company’s independent registered public accounting firm, and receipt of specified officers’ certificates.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional           shares from the selling stockholder. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase           additional shares of common stock.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company, its executive officers and directors and the selling stockholder have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a description of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to this offering, there has been no public market for the common stock. The initial public offering price will be negotiated among the Company, the selling stockholder and the representatives. The factors to be considered in determining the initial public offering price of the shares include:

•	the history and prospects for our industry;

•	our historical performance, including our net sales, net income, margins and certain other financial information;

•	estimates of our business potential and earnings prospects;

•	an assessment of our management;

•	investor demand for our shares of common stock;

•	market valuations of companies that we and the representatives believe to be comparable; and

•	prevailing securities markets at the time of this offering.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “MRC”. In order to meet the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with this offering, the underwriters may purchase and sell shares of the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholder in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of that option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the shares of common stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares of common stock. As a result, the price of the shares of common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43 million and (3) an annual net turnover of more than €50 million, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The shares may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the shares may not be resold to Korean residents unless the purchaser of the shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the shares.

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India or with the Securities and Exchange Board of India. This prospectus or any other material relating to these securities is for information purposes only and may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India and in any event to not more than 50 persons in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the shares has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(ii) a person associated with the company under section 708(12) of the Corporations Act; or

(iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the shares for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts without the prior specific written approval of the customer.

The Company and the selling stockholder estimate that their share of the total expenses of this offering will be approximately $5.4 million.

The Company and the selling stockholder have agreed to indemnify the several underwriters against specified liabilities, including liabilities under the Securities Act.

Affiliates of Goldman, Sachs & Co. own more than 10% of the Company’s outstanding common stock. As a result, Goldman, Sachs & Co. is deemed to be an affiliate of the Company under Rule 2720(b)(1) of the NASD Conduct Rules and is deemed to have a conflict of interest under Rule 2720 of such Rules. PVF Holdings LLC, the selling stockholder in this offering, will receive the net proceeds of this offering. Affiliates of Goldman, Sachs & Co. own a majority interest in PVF Holdings LLC, which owns a majority of our outstanding common stock. Accordingly, such affiliates will receive approximately     % of the proceeds from this offering. This offering will be made in compliance with the applicable provisions of Rule 2720 of the NASD Conduct Rules as required by such Rules. Rule 2720 requires that the initial public offering price be no higher than that recommended by a “qualified independent underwriter”, as defined by the Financial Industry Regulatory Authority (“FINRA”). Barclays Capital Inc. is serving as a qualified independent underwriter and will assume the customary responsibilities of acting as a qualified independent underwriter in pricing the offering and conducting due diligence. We have agreed to indemnify Barclays Capital Inc.

against any liabilities arising in connection with its role as a qualified independent underwriter, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for the company, for which they received or will receive customary fees and expenses. Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business.

Goldman Sachs Credit Partners L.P. is a co-lead arranger and joint bookrunner under our Revolving Credit Facility, Term Loan Facility and Junior Term Loan Facility. Goldman Sachs Credit Partners L.P. is also the syndication agent under the Term Loan Facility and the Junior Term Loan Facility. For a description of other transactions between us and Goldman Sachs & Co. and its affiliates, including payments of dividends and payments under our credit facilities by us to such affiliates, see “Certain Relationships and Related Party Transactions”.

Barclays Bank PLC, an affiliate of Barclays Capital Inc., has agreed to commit $100 million under the Revolving Credit Facility effective January 2, 2009.

JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is a lender under the Revolving Credit Facility and is also a co-documentation agent and reference lender under that facility. JPMorgan Chase Bank, N.A. is also a reference lender under the Term Loan Facility and the Junior Term Loan Facility, and is a lender under the Midfield Revolving Credit Facility.

Raymond James Bank, FSB, an affiliate of Raymond James & Associates, Inc., is a lender under the Revolving Credit Facility.

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for our company by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Davis Polk & Wardwell, New York, New York is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of McJunkin Red Man Holding Corporation and subsidiaries as of December 31, 2007, and for the period from inception (January 31, 2007) to December 31, 2007, and those of McJunkin Corporation and subsidiaries predecessor to McJunkin Red Man Holding Corporation for the period from January 1, 2007 to January 30, 2007, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Schneider Downs & Co., Inc., independent registered public accounting firm, has audited the financial statements of McJunkin Corporation at December 31, 2005 and December 31, 2006 and for the years ended December 31, 2005 and December 31, 2006, as set forth in their report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on the report of Schneider Downs & Co., Inc., given on their authority as experts in accounting and auditing.

The consolidated financial statements of Red Man Pipe and Supply Company at October 31, 2007 and October 31, 2006 and for each of the three years in the period ended October 31, 2007, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The auditor of our predecessor, McJunkin Corporation, was Schneider Downs & Co., Inc. through December 31, 2006. At the direction of our board of directors, Schneider Downs & Co., Inc. was dismissed and on June 1, 2007 the company engaged Ernst & Young LLP as its independent registered public accounting firm for the fiscal year ended December 31, 2007. The reports of Schneider Downs & Co., Inc. on our predecessor’s financial statements for the past two fiscal years ended December 31, 2006 and 2005 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of our predecessor’s financial statements for each of the two fiscal years ended December 31, 2006 and in the subsequent interim period through the date of appointment of Ernst & Young, LLP, there were no disagreements with Schneider Downs & Co., Inc. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Schneider Downs & Co., Inc. would have caused Schneider Downs & Co., to make reference to the matter in their report. In addition, no event occurred which requires disclosure under Item 304(a)(2) of Regulation S-K. The company has requested Schneider Downs & Co., to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, dated August 18, 2008, is filed as Exhibit 16 to the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit and reference thereto is qualified in all respects by the terms of the filed exhibit.

The registration statement, including exhibits and schedules, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of McJunkin Red Man Holding Corporation and Subsidiaries
Audited Financial Statements:
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2007 and December 31, 2006	F-3
Consolidated Statements of Income for the eleven months ended December 31, 2007, for the one month ended January 30, 2007 and for the years ended December 31, 2006 and 2005	F-4
Consolidated Statements of Stockholders’ Equity for the eleven months ended December 31, 2007, for the one month ended January 30, 2007 and for the years ended December 31, 2006 and 2005	F-5
Consolidated Statements of Cash Flows for the eleven months ended December 31, 2007, for the one month ended January 30, 2007 and for the years ended December 31, 2006 and 2005	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Financial Statements:
Consolidated Balance Sheets as of September 25, 2008 and December 31, 2007 (unaudited)	F-34
Consolidated Statements of Income for the nine months ended September 25, 2008, for the eight months ended September 27, 2007 and for the one month ended January 30, 2007 (unaudited)	F-35
Consolidated Statements of Cash Flows for the nine months ended September 25, 2008, for the eight months ended September 27, 2007 and for the one month ended January 30, 2007 (unaudited)	F-36
Notes to Consolidated Financial Statements (unaudited)	F-37
Consolidated Financial Statements of McJunkin Corporation and Subsidiaries
Audited Financial Statements:
Report of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm	F-60
Consolidated Balance Sheets as of December 31, 2006 and December 31, 2005	F-61
Consolidated Statements of Income for the year ended December 31, 2006 and for the year ended December 31, 2005	F-62
Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2006 and for the year ended December 31, 2005	F-63
Consolidated Statements of Cash Flows for the year ended December 31, 2006 and for the year ended December 31, 2005	F-64
Notes to Consolidated Financial Statements	F-65
Report of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm	F-73
Consolidated Financial Statement Schedule as of and for the years ended December 31, 2006 and December 31, 2005	F-74
Consolidated Financial Statements of Red Man Pipe & Supply Co. and Subsidiaries
Audited Financial Statements:
Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	F-75
Consolidated Balance Sheets as of October 31, 2007 and October 31, 2006	F-76
Consolidated Statements of Operations for the year ended October 31, 2007, for the year ended October 31, 2006 and for the year ended October 31, 2005	F-77
Consolidated Condensed Statements of Comprehensive Income for the year ended October 31, 2007, for the year ended October 31, 2006 and for the year ended October 31, 2005	F-78
Consolidated Statements of Preferred Stock and Stockholders’ Equity for the year ended October 31, 2007, for the year ended October 31, 2006 and for the year ended October 31, 2005	F-79
Consolidated Statements of Cash Flows for the year ended October 31, 2007, for the year ended October 31, 2006 and for the year ended October 31, 2005	F-80
Notes to Consolidated Financial Statements	F-82

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
  of McJunkin Red Man Corporation and subsidiaries

We have audited the accompanying consolidated balance sheet of McJunkin Red Man Holding Corporation and subsidiaries (the Company) as of December 31, 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for the period from inception (January 31, 2007) to December 31, 2007. We have also audited the accompanying consolidated statements of income, shareholders’ equity and cash flows of McJunkin Corporation and subsidiaries (McJunkin) predecessor to the Company for the period from January 1, 2007 to January 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of McJunkin as of December 31, 2006, and for each of the two years in the period then ended were audited by other auditors whose report dated January 13, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McJunkin Red Man Holding Corporation and subsidiaries at December 31, 2007, and the consolidated results of their operations and their cash flows for the period from inception (January 31, 2007) to December 31, 2007, and the consolidated results of operations and cash flows of McJunkin Corporation and Subsidiaries, predecessor to the Company for the period from January 1, 2007 to January 30, 2007, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young llp

Charleston, West Virginia
August 15, 2008, except for Note 15, as to which
the date is October 16, 2008

CONSOLIDATED BALANCE SHEETS

McJUNKIN RED MAN HOLDING CORPORATION
(Dollars in thousands)

	(Successor)	(Predecessor)
	December 31,	December 31,
	2007	2006
ASSETS
CURRENT ASSETS
Cash	$10,075	$3,748
Receivables, less allowances of $6,352 and $2,015	481,463	168,877
Inventories	666,188	225,304
Other current assets	1,937	3,122

TOTAL CURRENT ASSETS	1,159,663	401,051
INVESTMENTS AND OTHER ASSETS
Investments	1,680	40,985
Assets held for sale	37,500	—
Debt issuance costs	23,390	—
Notes receivable and other assets	4,376	2,995

	66,946	43,980
FIXED ASSETS
Property, plant, and equipment, net	80,120	27,208
PROPERTY HELD UNDER CAPITAL LEASES	1,925	2,104
INTANGIBLE ASSETS
Goodwill	641,151	6,274
Intangible assets	975,226	382

	1,616,377	6,656

	$2,925,031	$480,999

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	$306,509	$130,864
Accrued expenses and other liabilities	70,778	46,471
Income taxes payable	11,996	2,500
Deferred revenue	6,552	4,715
Deferred income taxes	80,364	3,998
Current portion of long-term obligations
Long-term debt	9,553	—
Capital leases	189	167

TOTAL CURRENT LIABILITIES	485,941	188,715
LONG-TERM OBLIGATIONS
Long-term debt	858,844	13,035
Payable to shareholders	90,512	—
Deferred income taxes	215,487	15,627
Capital leases	3,446	3,635
Other liabilities	1,415	1,799

	1,169,704	34,096
MINORITY INTEREST	59,352	15,601
STOCKHOLDERS’ EQUITY
Common stock, par value $0.01 — authorized 800,000,000; issued and outstanding 150,072,833 in 2007	1,501	—
Common stock, Class A voting, par value $700 — authorized 37,860; issued and outstanding 16,940 in 2006	—	11,858
Common stock, Class B nonvoting, par value $700 — authorized 5,000; issued and outstanding 570 in 2006	—	399
Additional paid-in capital	1,152,647	—
Retained earnings	56,926	206,044
Other comprehensive (loss) income, net of deferred income taxes of $162 and $14,759	(1,040)	24,286

	1,210,034	242,587

	$2,925,031	$480,999

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

McJUNKIN RED MAN HOLDING CORPORATION
(Dollars in thousands, except per share data)

	(Successor)	(Predecessor)
	Eleven Months	One Month
	Ended	Ended	Year Ended
	December 31,	January 30,	December 31,
	2007	2007	2006	2005
SALES	$2,124,919	$142,549	$1,713,679	$1,445,770
COSTS AND EXPENSES
Cost of sales (exclusive of depreciation and amortization shown separately below)	1,734,558	114,562	1,394,294	1,177,091
Selling, general and administrative expenses	202,328	14,627	174,363	155,807
Depreciation and amortization	5,402	344	3,936	3,743
Amortization of intangibles	10,489	16	277	337
Profit sharing	13,167	1,338	15,064	13,144
Stock-based compensation	2,988	—	—	—

TOTAL COSTS AND EXPENSES	1,968,932	130,887	1,587,934	1,350,122

OPERATING INCOME	155,987	11,662	125,745	95,648
OTHER INCOME (EXPENSE)
Interest expense	(61,703)	(131)	(2,845)	(2,707)
Minority interests	(89)	(356)	(4,142)	(2,774)
Other, net	(710)	20	(844)	(1,043)

	(62,502)	(467)	(7,831)	(6,524)

INCOME BEFORE INCOME TAXES	93,485	11,195	117,914	89,124
Income tax expense	36,559	4,599	48,340	36,583

NET INCOME	$56,926	$6,596	$69,574	$52,541

Per share amounts (Note 12)
Earnings per share — Class A, basic	—	$376.70	$3,972.08	$2,952.13
Earnings per share — Class A, diluted	—	$376.70	$3,972.08	$2,952.13
Weighted average shares — Class A, basic	—	16,940	16,940	16,940
Weighted average shares — Class A, diluted	—	16,940	16,940	16,940
Earnings per share — Class B, basic	—	$376.70	$4,012.28	$4,442.11
Earnings per share — Class B, diluted	—	$376.70	$4,012.28	$4,442.11
Weighted average shares — Class B, basic	—	570	570	570
Weighted average shares — Class B, diluted	—	570	570	570
Basic earnings per common share	$0.82	—	—	—
Diluted earnings per common share	$0.82	—	—	—
Weighted average common shares, basic	69,325,299	—	—	—
Weighted average common shares, diluted	69,461,299	—	—	—
Dividends per common share, Class A	—	$—	$40	$1,490
Dividends per common share, Class B	—	$—	$80	$2,980

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

McJUNKIN RED MAN HOLDING CORPORATION
(Dollars in thousands)

	Class A		Class B						Accumulated
	Common		Common		Common		Additional		Other	Total
	Stock		Stock		Stock		Paid-in	Retained	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Income (Loss)	Equity

PREDECESSOR:
Balance at January 1, 2005	16,940	$11,858	570	$399	—	$—	$—	$111,592	$8,469	$132,318
Net income for the year 2005	—	—	—	—	—	—	—	52,541	—	52,541
Change in unrealized gain on securities available for sale net of deferred taxes of $7,153 and reclassification adjustments for gains included in net income of $585	—	—	—	—	—	—	—	—	10,880	10,880

Net comprehensive income										63,421
Cash dividends on common stock
On Class A, $1,490 per share	—	—	—	—	—	—	—	(25,242)	—	(25,242)
On Class B, $2,980 per share	—	—	—	—	—	—	—	(1,699)	—	(1,699)

Balance at December 31, 2005	16,940	11,858	570	399	—	—	—	137,192	19,349	168,798
Net income for the year 2006	—	—	—	—	—	—	—	69,574	—	69,574
Change in unrealized gain on securities available for sale net of deferred taxes of $3,230	—	—	—	—	—	—	—	—	4,937	4,937

Net comprehensive income										74,511
Cash dividends on common stock
On Class A, $40 per share	—	—	—	—	—	—	—	(677)	—	(677)
On Class B, $80 per share	—	—	—	—	—	—	—	(45)	—	(45)

Balance at December 31, 2006	16,940	11,858	570	399	—	—	—	206,044	24,286	242,587
Net income for month ended January 30, 2007	—	—	—	—	—	—	—	6,596	—	6,596
Change in unrealized gain on securities available for sale net of deferred taxes of $2,589	—	—	—	—	—	—	—	—	(3,958)	(3,958)

Net comprehensive income										2,638

Balance at January 30, 2007	16,940	$11,858	570	$399	—	$—	$—	$212,640	$20,328	$245,225

SUCCESSOR:
Net income for eleven months ended December 31, 2007	—	$—	—	$—	—	$—	$—	56,926	$—	$56,926
Foreign currency translation	—	—	—	—	—	—	—	—	(791)	(791)
Derivative valuation adjustment (net of $162 of deferred taxes)	—	—	—	—	—	—	—	—	(249)	(249)

Net comprehensive income										55,886
Equity contribution to acquire controlling interest and recognize new basis of accounting arising from change of controlling interest of predecessor	—	—	—	—	51,105,500	511	384,614	—	—	385,125
Carryover basis adjustment for continuing shareholders	—	—	—	—	—	—	(11,605)	—	—	(11,605)
Equity contribution associated with acquisition of Red Man Pipe & Supply Co.	—	—	—	—	13,236,000	132	104,004	—	—	104,136
Equity contribution	—	—	—	—	85,731,500	858	673,679	—	—	674,537
Issuance of stock subscription receivable	—	—	—	—	—	—	(1,033)	—	—	(1,033)
Stock-based compensation expense	—	—	—	—	—	—	2,988	—	—	2,988

Balance at December 31, 2007	—	$—	—	$—	150,073,000	$1,501	$1,152,647	$56,926	$(1,040)	$1,210,034

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

McJUNKIN RED MAN HOLDING CORPORATION
(Dollars in thousands)

	(Successor)	(Predecessor)
	Eleven Months	One Month
	Ended	Ended	Year Ended
	December 31,	January 30,	December 31,
	2007	2007	2006	2005
CASH PROVIDED BY (USED IN) OPERATIONS
Net income	$56,926	$6,596	$69,574	$52,541
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	5,402	344	3,936	3,743
Amortization of debt issuance costs	8,010	—	—	—
Stock-based compensation	2,988	—	—	—
Deferred income taxes	(750)	—	3,802	(4,905)
Minority interest	89	356	4,142	2,774
Amortization of intangibles	10,489	16	277	337
Increase in fair market value of derivatives	—	—	—	(499)
Provision for losses on receivables	380	35	414	90
Reduction of inventory loss provision	(30)	13	(260)	(233)
Non-operating gains and other items not providing cash	297	(153)	(571)	(1,001)
Changes to operating assets and liabilities:
Accounts receivable	46,974	(1,363)	(5,516)	(53,444)
Inventories	27,821	6,700	(35,835)	(36,386)
Income taxes	1,778	4,595	(6,016)	6,823
Other current assets	2,169	139	(580)	(65)
Accounts payable	(35,130)	(7,665)	(14,432)	47,694
Deferred revenue	1,991	—	—	—
Accrued expenses and other current liabilities	(19,178)	(2,996)	(583)	12,916

NET CASH PROVIDED BY OPERATIONS	110,226	6,617	18,352	30,385
INVESTING ACTIVITIES
Purchases of property, plant and equipment	(5,521)	(417)	(5,314)	(8,680)
Proceeds from the disposition of property, plant and equipment	—	—	354	955
Acquisition of controlling interest in McJunkin by GSCP	(849,053)	—	—	—
Acquisition of Midway-Tristate Corporation	(83,338)	—	—	—
Acquisition of Red Man Pipe & Supply Co., net of cash acquired of $13,866	(852,422)	—	—	—
Other investment and notes receivable transactions	1,414	259	1,698	1,024

NET CASH USED IN INVESTING ACTIVITIES	(1,788,920)	(158)	(3,262)	(6,701)
FINANCING ACTIVITIES
Proceeds from issuance of long-term obligations	897,500	—	9,731	—
Payments on long-term obligations	(78,834)	(8,254)	—	(11,319)
Cash equity contribution in conjunction with acquisition of controlling interest in McJunkin by GSCP	225,653	—	—	—
Cash equity contributions	673,505	—	—	—
Debt issuance costs paid	(30,636)	—	—	—
Dividends paid	—	—	(26,938)	(9,765)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,687,188	(8,254)	(17,207)	(21,084)

Increase (decrease) in cash	8,494	(1,795)	(2,117)	2,600
Effect of foreign exchange rate on cash	(372)	—	—	—
Cash — beginning of period	1,953	3,748	5,865	3,265

CASH — END OF YEAR	$10,075	$1,953	$3,748	$5,865

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

NOTE 1 —	SIGNIFICANT ACCOUNTING POLICIES

Business Operations:  McJunkin Red Man Holding Corporation (the Company) is a holding company co-headquartered in Charleston, West Virginia and Tulsa, Oklahoma. Holding is a substantially owned subsidiary of PVF Holdings LLC. The Company’s wholly owned subsidiary, McJunkin Red Man Corporation and its subsidiaries (MRC) are national distributors of pipe, valves, and fittings, with locations in principal industrial, hydrocarbon producing and refining areas throughout the United States and Canada. Major customers represent the natural gas producing, petroleum refining, chemical and other segments of the raw materials processing and construction industries. Products are obtained from a broad range of suppliers.

The Company operates as a single reportable segment, which represents the Company’s business of providing industrial pipe valves and fittings to various customers through our distribution operations located throughout North America. The Company has operations in eight geographic regions, which have similar economic characteristics, and similar products and services, types or classes of customers, distribution methods and similar regulatory environments in each location. The total consolidated net sales outside of the United States were 4.49% for the eleven months ended December 31, 2007, 0.8% for the one month ended January 30, 2007 and 0.8% and 1.0% for the years ended December 31, 2006 and 2005, respectively. The percentage of total consolidated assets outside of the United States as of December 31, 2007 and 2006 was 11.0% and 0.7%, respectively.

Basis of Presentation:  PVF Holdings LLC, (formerly known as McJ Holding LLC) was formed on November 20, 2006 by affiliates of The Goldman Sachs Group, Inc. (“Goldman Sachs”) and a control group of certain shareholders of McJunkin Corporation (McJunkin) for the purpose of acquiring McJunkin on January 31, 2007. The affiliates of Goldman Sachs referred to in the previous sentence are GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & Co. KG, and GS Capital Partners V Institutional, L.P. (collectively, the “Goldman Sachs Funds”). Management and control of all of the Goldman Sachs Funds is vested exclusively in their general partners and investment managers, which are wholly owned direct and indirect subsidiaries of Goldman Sachs. The investment manager of each of the Goldman Sachs Funds is Goldman, Sachs & Co., which is a wholly owned subsidiary of Goldman Sachs. In connection with the acquisition by the Goldman Sachs Funds of a controlling interest in McJunkin, a new basis of accounting and reporting was established that reflected the Goldman Sachs Funds’ cost of the acquisition. This new accounting basis has been pushed down to the Company’s accounts and is reflected in the Company’s consolidated balance sheet (successor basis) at December 31, 2007.

Because PVF Holdings LLC and the Company had no operations, assets, or business prior to their acquisition of McJunkin, McJunkin is the predecessor of MRC, the Company, and PVF Holdings LLC. While these statements have been prepared to present the financial position and results of operations for the Company, such financial position and results would not be significantly different if reported at either the PVF Holdings LLC or the MRC levels of consolidation.

All references to the “Predecessor” relate to McJunkin for periods prior to January 31, 2007. All references to the “Successor” relate to the Company for periods subsequent to January 31, 2007. As a result, the consolidated income statements and statements of cash flows for the eleven-month period ended December 31, 2007 consist of the earnings and cash flows of the Company. The consolidated income statements and statements of cash flows of the Company for the month ended January 30, 2007 and for the years ended December 31, 2006 and 2005, are presented as Predecessor financial statements for comparison purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements include the accounts of McJunkin Red Man Holding Corporation and its wholly owned and majority owned subsidiaries. The residual ownership in the equity and income of Midfield Supply ULC (Midfield), a 51% owned, Canada-based subsidiary, is reflected as minority interest. All significant intercompany transactions have been eliminated.

Cash Equivalents:  The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Financial Instruments:  In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. Financial instruments that potentially could subject the Company to concentrations of credit risk consist principally of trade accounts and notes receivable and an interest rate swap agreement. The Company’s financial assets and liabilities are generally recorded in the consolidated balance sheets at historical cost, which approximates fair value. Specific treatment of certain financial instruments is discussed below.

Investments:  Investments are carried at fair market value based on quoted market prices. Prior to the acquisition by the Goldman Sachs Funds on January 31, 2007, these available for sale investments were recorded at fair value and reflected as investments on the balance sheets. Changes to the fair value of the assets were recorded in other comprehensive income, net of related deferred taxes. On January 31, 2007, these investments were reclassified as assets held for sale as more fully described in Assets Held for Sale below.

Short-Term and Long-Term Borrowings:  Borrowings under the credit facilities have variable rates that reflect currently available terms and conditions for similar debt. The carrying amount of this debt is a reasonable estimate of its fair value.

Leases:  Management estimated the fair value of the Company’s lease obligations using discounted cash flow analysis based on the Company’s current lease rates for similar leases, and determined that the fair value is not materially different from carrying values.

Derivatives:  The Company utilizes interest rate swaps to reduce its exposure to potential interest rate increases. Changes in fair values of derivative instruments were based upon independent market quotes.

Assets Held for Sale:  Certain of the Company’s assets, consisting principally of certain available for sale securities and certain real estate holdings, were designated as non-core assets under the terms of the acquisition by the Goldman Sachs Funds . The Company has classified these as assets held for sale in the balance sheet. A corresponding liability to predecessor shareholders has been recognized to reflect the obligation to the shareholders of record at the date of the acquisition. Upon the sale of these assets, the proceeds net of associated taxes will be distributed to the predecessor shareholders. No gain or loss will be recognized as the result of the sale of these assets.

Allowance for Doubtful Accounts:  Management’s evaluation of the adequacy of the allowance for losses on receivables is based upon periodic evaluation of accounts that may have a higher credit risk using information available about the customer and other relevant data. This formal analysis is inherently subjective and requires management to make significant estimates of factors affecting doubtful accounts, including customer specific information, current economic conditions, volume, growth and composition of the account, and other factors such as financial statements, news

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

reports and published credit ratings. The amount of the allowance for the remainder of the trade balance is not evaluated individually but is based upon historical loss experience. Because this process is subjective and based on estimates, ultimate losses may differ from those estimates. Receivable balances are written off when we determine that the balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance when received. The provision for losses on receivables, which is not material, is included in selling, general and administrative expenses in the accompanying consolidated statements of income. Activity in the allowance for doubtful accounts is set forth in the table below.

		Additions Charged to
		Costs & Expenses
		Charged to	Charged to
	Beginning	Costs &	Other		Ending
	Balance	Expenses	Accounts	Deductions	Balance
	(In thousands)

(Successor)
Eleven months ended
December 31, 2007	$2,049.6	$380.0	4,080.2	$157.6	$6,352.2
One month ended January 30, 2007	2,015.0	35.0	—	0.4	2,049.6
(Predecessor)
Year ended December 31, 2006	1,743.3	414.0	—	142.3	2,015.0
Year ended December 31, 2005	1,722.0	90.0	—	68.7	1,743.3

(1)	Amount comprised of allowance for doubtful accounts recorded in conjunction with acquisitions: (1) $334.2 — Midway-Tristate Corporation acquisition and (2) $3,746.0 — Red Man Pipe & Supply Co. acquisition.

Concentration of Credit Risk:  Most of the Company’s business activity is with customers in the chemical, petroleum, refining and other segments of the raw materials processing industry. In the normal course of business the Company grants credit to these customers in the form of trade accounts receivable. These receivables could potentially subject the Company to concentrations of credit risk; however, the Company minimizes such risk by closely monitoring extensions of trade credit. The Company generally does not require collateral on its trade receivables.

The Company has a broad customer base doing business in all regions of the United States as well as parts of Canada. During 2007, 2006 and 2005, the Company did not have sales to any customers in excess of 10% of gross sales and at those respective year-ends, no individual customer balances exceeded 10% of gross accounts receivable. Accordingly, no significant concentration of credit risk is considered to exist.

Debt Issuance Costs:  The Company defers costs directly related to obtaining financing and amortizes them over the term of the loan on a straight-line basis which is not materially different than the effective interest method. Such amounts are reflected in the consolidated income statement as a component of interest expense.

Derivatives and Hedging:  The Company records all derivatives on the balance sheet at fair value. If a derivative is designated as a cash flow hedge, the Company measures the effectiveness of the hedge, or the degree that the gain (loss) for the hedging instrument offsets the loss (gain) on the hedged item, at each reporting period. The effective portion of the gain (loss) on the derivative instrument is recognized in other comprehensive income as a component of equity and, subsequently,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings immediately. Derivatives that do not qualify for hedge treatment are recorded at fair value with gains (losses) recognized in earnings in the period of change.

Fixed Assets:  Land, buildings and equipment are stated on the basis of cost. For financial statement purposes, depreciation is computed over the estimated useful lives of the assets principally by the straight-line method; accelerated depreciation and cost recovery methods are used for income tax purposes. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income for the period. Maintenance and repairs are charged to expense as incurred. Ranges of estimated useful lives for financial reporting purposes are as follows:

Buildings and improvements	40 years
Machinery, shop equipment and vehicles	3-10 years
Furniture, fixtures and office equipment	3-10 years

Foreign Currency Translation and Transactions:  Gains and losses from balance sheet translation of operations outside of the United States where the applicable foreign currency is the functional currency are included as a component of accumulated other comprehensive income within stockholders’ equity. Gains and losses resulting from foreign currency transactions are recognized currently in the consolidated income statements.

Goodwill and Other Intangible Assets:  Goodwill represents the excess of cost over the fair value of net assets acquired. Recorded goodwill balances are not amortized but, instead, are evaluated for impairment annually or more frequently if circumstances indicate that an impairment may exist.

Intangible assets are initially recorded at fair value at the date of acquisition. Amortization is provided using the straight-line method over their estimated useful lives. The carrying value of intangible assets is subject to an impairment test on an annual basis, or more frequently if events or circumstances indicate a possible impairment. The measure of impairment is based on the estimated fair values.

Income Taxes:  Deferred tax assets and liabilities are recorded for differences between the financial reporting and tax bases of assets and liabilities using the tax rate expected to be in effect when the taxes will actually be paid or refunds received.

The Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting and disclosure for uncertain tax positions, as defined. FIN 48 requires that a tax position meet a “probable recognition threshold” for the benefit of the uncertain tax position to be recognized in the financial statements. The impact of adoption was not material.

Insurance:  The Company is self-insured for portions of employee healthcare and maintains a deductible program as it relates to workers’ compensation, automobile liability, asbestos claims and general liability claims including, but not limited to, product liability claims, which are secured by various letters of credit totaling $3.1 million. Commercially comprehensive catastrophic coverage is maintained. The company’s liability and related expenses for claims are estimated based upon past experience. The company’s historical claim data is used to project anticipated losses. The reserves are deemed by the company to be sufficient to cover outstanding claims including those incurred but not reported as of the estimation date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

Under our Property & Casualty Program, we are self-insured for automobile collision and automobile comprehensive coverage. We are also self-insured for product recall. We also currently self-insure for ocean cargo shipments to Nigeria. The dollar volume of product fluctuates depending on the particular shipment. For all other coverage, we carry commercially reasonable and non-material deductibles. We have an umbrella liability policy that covers liabilities in excess of $1 million, except that this policy only covers automobile-related liabilities in excess of $3 million. We also have excess liability coverage for liabilities in excess of $25 million.

Inventories:  The Company’s inventories are generally valued at the lower of cost (principally last-in, first-out method) or market. The Company believes the LIFO method more fairly presents the results of operations by more closely matching current costs with current revenues. The Company records an adjustment each month, if necessary, for the expected annual effect of inflation, and these estimates are adjusted to actual results determined at year-end. This practice excludes certain inventories held in Canada totaling $78.6 million, at December 31, 2007, that are valued at the lower of weighted average cost or market.

Long-Lived Assets:  The carrying value of long-lived assets is evaluated whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. Upon the occurrence of such an event or change in circumstance, an impairment loss is recognized when estimated undiscounted future cash flows resulting from the use of the asset, including disposition, is less than the carrying value of the asset. Impairment is measured by the amount by which the carrying amount exceeds the fair value.

Reclassifications:  Certain immaterial amounts in the prior years’ financial statements have been reclassified to conform to the current year’s presentation.

Revenue Recognition:  The Company recognizes revenue as products are shipped, title has transferred to the customer, and the customer assumes the risk and rewards of ownership. Out-bound shipping and handling costs are reflected in cost of goods sold, and freight charges billed to customers are reflected in revenues.

Equity-Based Compensation:  The Company’s equity-based compensation consists of restricted common units, profit units, restricted stock and non-qualified stock options. The cost of employee services received in exchange for an award of an equity instrument is measured based on the grant-date fair value of the award. The Company’s policy is to expense stock-based compensation using the fair-value of awards granted, modified or settled. Restricted common units, profit units, and restricted stock are credited to equity as they are expensed over their vesting periods based on the current market value of the shares to be granted.

The fair value of non-qualified stock options is measured on the grant date of the related equity instrument using the Black-Scholes option-pricing model and is recognized as compensation expense over the applicable vesting period.

Earnings Per Share:  Basic earnings per share are computed based upon the weighted average number of common units outstanding. Diluted earnings per share include the dilutive effect of restricted stock and stock options.

Recent Accounting Pronouncements:  In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141R (SFAS No. 141R), Business Combinations — Revised. SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at the fair values as of that date, with limited exceptions specified in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

the statement. That replaces Statement 141’s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. The statement applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company has not yet completed the analysis necessary to determine the impact adoption of this standard may ultimately have on future financial reporting.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company does not expect adoption of SFAS No. 157 to have a material effect on its results of operations or financial position.

In February 2007, the FASB issued Statement on Financial Accounting Standards No. 159 (SFAS No. 159), The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. It also established presentation and disclosure requirements to facilitate comparisons between companies using different measurement attributes for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. The Company does not expect adoption of SFAS No. 159 to have a material effect on its results of operations or financial position.

In December 2007, the FASB issued Statement on Financial Accounting Standards No. 160 (SFAS No. 160), Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51. SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective for fiscal years beginning after December 15, 2008. The Company has not yet completed the analysis necessary to determine the impact adoption of this standard may ultimately have on future financial reporting.

NOTE 2 —	TRANSACTIONS

Acquisition of Controlling Interest in McJunkin by the Goldman Sachs Funds

The acquisition of a controlling interest in McJunkin by the Goldman Sachs Funds was accounted for in accordance with the provisions of Emerging Issues Task Force No. 88-16, Basis in Leveraged Buyout Transactions (EITF 88-16). EITF 88-16 requires a partial or complete change in accounting basis when there has been a change in control of voting interest. In this transaction, the Goldman Sachs Funds, which had no previous ownership interest in McJunkin, acquired an approximately 55% ownership interest in McJunkin on a fully-diluted basis. The purchase price paid to effect the acquisition was allocated to the fair value of acquired assets and liabilities at January 31, 2007.

Certain members of the Company’s executive management team held equity interests in McJunkin, the Predecessor, prior to this transaction and continue to hold equity interests in the Successor. As outlined in EITF 88-16, such members of management are deemed to be part of the control group and the basis of their interests in the Successor after the acquisition was carried over at the basis of their interests in the Predecessor prior to the acquisition as determined by the lesser of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

their residual interest in the Predecessor and their residual interest in the Successor. Because the 15.8% collective ownership of these individuals prior to the transaction exceeded the 8.3% collective ownership of these individuals subsequent to the transaction, their basis in the Predecessor was carried over to the Successor at a value equaling 8.3% of the Company’s historical basis. The difference between this historical basis and the fair value of these interests is reflected in the purchase price allocation table below as a carryover basis adjustment. In addition to these members of executive management that were deemed to be part of the control group, there were over 80 other shareholders who held equity interests in both the predecessor and successor entities. Because none of these shareholders individually held more than five percent of the successor entity, their interests were valued at fair value as required by Section 2(b)(i)(a) of EITF 88-16.

The purchase price was approximately $1,008.5 million and included $159.5 million of noncash equity consideration in the form of 40,538.7203 common units in PVF Holdings LLC. The value of these common units and the relative weighting between cash and equity consideration were negotiated aspects of this transaction. The sources and uses of funds in connection with the acquisition are summarized below (in millions):

Sources
Asset-Based Revolving Credit Facility	$75.0
Term Loan Facility	575.0
Equity contribution — cash	225.6
Equity contribution — non-cash	159.5

Total sources	$1,035.1

Uses
Consideration paid to stockholders (including non-cash rollover by McJunkin and McApple stockholders of $159.5 million)	$983.4
Transaction costs	16.5
Debt issuance costs	22.8
General corporate purposes	7.6
Repayment of existing debt	4.8

Total uses	$1,035.1

In connection with the purchase price allocation, the fair values of long-lived and intangible assets were determined based upon assumptions related to future cash flows, discount rates and asset lives utilizing currently available information. As of January 31, 2007, the Company recorded adjustments to reflect property and equipment, inventory, intangible assets for its tradename, customer-related intangibles, and backlog at their estimated fair values. The Company also acquired the minority interest in McJunkin Appalachian Oilfield Supply Company (McJunkin Appalachian), which became wholly owned concurrent with the acquisition by the Goldman Sachs Funds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

The purchase price has been allocated as follows (in millions):

Cash consideration:
Paid to shareholders		$823.9
Transaction costs paid at closing		16.5
Transaction costs paid outside of closing		8.6

		849.0
Noncash equity consideration		159.5

Total consideration		1,008.5
Net assets acquired at historical cost		245.2
Adjustments to state acquired assets at fair value:
1) Increase carrying value of property and equipment to fair value	$16.6
2) Increase carrying value of inventory to fair value	68.2
3) Write-off historical goodwill and tradename	(6.6)
4) Record intangible assets acquired
Customer-related intangibles	356.0
Sales order backlog	1.6
Non-compete agreements	1.0
Tradename	155.8
5) Eliminate McApple minority interest	16.0
6) Record liability to shareholders related to non-core assets	(26.2)
7) Record fair value adjustments to various other assets and liabilities	0.2
8) Tax impact of valuation adjustments	(213.8)	368.8

Net assets acquired at fair value		614.0
Carryover basis adjustment		(11.6)

Excess purchase price recorded as goodwill		$382.9

The tradename has an indefinite life and is not subject to amortization. Tradename and goodwill will be reviewed at least annually for impairment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

The opening balance sheet, following the allocation described above, is as follows:

Assets
Cash	$10.9
Accounts receivable	168.8
Inventory	293.8
Assets held for sale	39.9
Debt issuance costs	22.8
Fixed assets	39.8
Other assets	5.7
Intangible assets	514.4
Goodwill	382.9

Total assets	$1,479.0

Liabilities and Stockholder’s Equity
Accounts payable	$135.2
Accrued expenses	50.8
Income taxes payable	7.0
Deferred income taxes	230.7
Payable to shareholders	28.0
Other liabilities	3.8
Debt	650.0

Stockholder’s equity	373.5

Total liabilities and stockholder’s equity	$1,479.0

Transaction costs paid at closing included $10.6 million paid to an affiliate of the Goldman Sachs Funds as reimbursement of their costs associated with due diligence and advisory services.

Acquisition of Midway-Tristate Corporation

On April 30, 2007, MRC, through its wholly owned subsidiary McJunkin Appalachian, acquired a 100% interest in Midway-Tristate Corporation (Midway). Midway is engaged primarily in the distribution of pipe, equipment and supplies to the oil and gas and utility industries in Michigan, West Virginia, Ohio, Pennsylvania, Utah, Wyoming, and Colorado. The acquisition of Midway significantly increased McJunkin Appalachian’s presence particularly in the strategic Rocky Mountain region.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

The purchase price was approximately $83.3 million and has preliminarily been allocated as follows (in millions):

Assets acquired
Accounts receivable	$19.5
Inventory	30.8
Fixed assets	3.4
Other assets	0.1
Customer-related intangibles	20.1
Goodwill	30.8

104.7
Liabilities assumed
Accounts payable	11.5
Accrued expenses	2.1
Income taxes payable	0.2
Deferred income taxes	7.6

21.4

Total purchase price	$83.3

Goodwill associated with this transaction is not deductible for tax purposes, nor is any amortization associated with customer-related intangibles which have a useful life of 20 years.

Acquisition of Red Man Pipe & Supply Co.

On October 31, 2007, MRC, through its wholly owned subsidiary West Oklahoma PVF Company, acquired a 100% interest in Red Man Pipe & Supply Co. (Red Man). Red Man is a distributor of tubular goods and an operator of service and supply centers which distribute maintenance, repair and operating products utilized primarily in the energy industry as well as industrial products consisting primarily of line pipe, valves, fittings and flanges. Red Man distributes products and tubular goods through service and supply centers and sales locations strategically located close to major hydrocarbon producing and refining areas of the United States and Canada.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

The purchase price was approximately $970.4 million (including common units issued for Red Man shares of $104.1 million at closing) and has preliminarily been allocated as follows (in millions):

Assets acquired
Cash	$13.9
Accounts receivable	342.3
Notes and other receivables	5.2
Inventory	378.5
Fixed assets	39.6
Other assets	0.2
Intangible Assets	451.2
Goodwill	230.7

1,461.6
Liabilities assumed
Accounts payable	209.5
Accrued expenses	42.9
Income taxes payable	3.1
Deferred income taxes	60.3
Debt	45.9
Liability to shareholders	65.3
Minority interest	61.0
Other liabilities	3.2

491.2

Total purchase price	$970.4

This allocation of the purchase price is preliminary pending receipt of appraisals and valuations for certain of Red Man’s assets, including intangible assets. Goodwill associated with this transaction is not deductible for tax purposes, nor is any amortization associated with amortizable intangibles that are still being valued.

Transaction costs capitalized in connection with the acquisition of Red Man Pipe & Supply Co. totaled $17.3 million and included $12.0 million paid to an affiliate of the Goldman Sachs Funds as reimbursement of their costs associated with due diligence and advisory services.

Subsequent to the date of the balance sheet, certain provisions of the purchase agreement, including a net working capital adjustment, were finalized resulting in an increase of the purchase price referenced above of $18.1 million, including additional shares issued of $7.0 million.

As part of the Red Man transaction, MRC indirectly acquired a call option to buy out the 49% minority interest of Midfield for approximately $100.0 million. The call option may be exercised between June 15, 2008 and December 15, 2008. The Company has concluded that it is probable the option will be exercised and has provided for the financing of such exercise in the Asset-Based Revolving Credit Facility. Accordingly, the Company has allocated $100.0 million of the purchase price to the call option. This balance represents the total exercise price of the call option including $60.3 million to be paid to the Midfield minority interest shareholders, included as minority interest above, as well as $39.6 million expected to be paid to the former shareholders of Red Man, included in liability to shareholders above. Although it is probable the call option will be exercised prior to December 15, 2008, the liability to Red Man shareholders is classified as long-term on the balance sheet because of the Company’s intent to finance payment of the liability with the existing Asset-Based Revolving Credit Facility and the ability to do so as a result of the borrowing availability under the facility and the provisions of the facility that specifically provided for funding the exercise of the call

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

option. In the event the call option is not exercised during that time period, certain additional amounts would be due to the former shareholders of Red Man on January 15, 2009.

Pro Forma Financial Information

The following unaudited pro forma results of operations assume that each of the transactions described above occurred on January 1, 2006. This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the transactions had actually occurred on that date nor the results that may be obtained in the future.

	Years Ended December 31,
	2007	2006
	(In millions)

Revenues	$4,000.0	$3,703.1
Net income	143.8	80.6

Equity Issuances

The following is a summary of our equity issuances in 2007:

						Shares
						of
					Shares	Restricted
					of	Stock
		Issue		Consideration	Common	& Stock
	Issue Date	Price		(In thousands)	Stock	Options

Equity issued to majority shareholder in exchange for cash & shares in McJunkin and McJunkin Appalachian to acquire controlling interest	January, 2007	$7.87		$385,125	51,105,500
Equity issued in deferred compensation to members of management	March, 2007	$7.87	(1)			743,555
Equity issued to majority shareholder in exchange for shares of Red Man Pipe & Supply Co.	October, 2007	$7.87		$104,136	13,236,000
Equity issued to majority shareholder in exchange for cash	October, 2007	$7.87		$674,537	85,731,500
Equity issued in deferred compensation to members of management	December, 2007	$7.87	(1)			1,340,940

Total				$1,163,798	150,073,000	2,084,495

(1)	Note that with respect to stock options issued on such date, the exercise price was subsequently reduced to $4.83 in connection with our recapitalization in May 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

NOTE 3 —	GOODWILL AND INTANGIBLE ASSETS

The significant components of goodwill and intangible assets are as follows (in thousands):

	Sales			Tradename
	Order	Customer	Non Compete	(With
	Backlog	Base	Agreements	Indefinite
	(1 Year)	(30 Years)	(5 Years)	Life)	Goodwill

Recorded in connection with the McJunkin acquisition	$1,601	$356,036	$970	$155,762	$382,908
Recorded in connection with the Midway acquisition	—	20,118	—	—	30,802
Recorded in connection with the Red Man acquisition (preliminary, see note below)	2,048	260,316	—	188,864	230,678
Amortization	(1,467)	(8,844)	(178)	—	—
Impact of foreign currency translation	—	—	—	—	(3,237)

Balance at December 31, 2007	$2,182	$627,626	$792	$344,626	$641,151

Amortization of Intangible Assets

Amortization in future periods could change significantly based on the finalization of the purchase price allocation for the Red Man transaction. The potential impact on amortization expense for the two-month period from the date of the acquisition to December 31, 2007 is not material. The weighted average amortization period for each type of intangible is noted in the table above. The weighted average amortization period for all amortizable intangibles is 30 years. Total amortization of all acquisition-related intangible assets for each of the years ending December 31, 2008 to 2012, is currently estimated as follows (in millions):

2008	$27.9
2009	26.1
2010	26.1
2011	26.1
2012	26.1

NOTE 4 —	INVENTORIES

If inventories were reported at values approximating current costs, as would have resulted from using the first-in, first-out method, they would have been $10.3 million and $74.4 million higher at

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

December 31, 2007 and 2006, respectively. In addition, after giving pro forma effect to profit sharing and income taxes, net income would have been higher by $6.7 million for the eleven months ended December 31, 2007, $0 for the one-month ended January 30, 2007, and $7.9 million and $13.1 million for the years ended December 31, 2006 and 2005, respectively. For the eleven months ended December 31, 2007, the Company experienced a liquidation of certain LIFO inventories resulting in income of $1.5 million.

The Company’s inventory is composed of finished goods. There are no general and administrative costs charged to inventory.

NOTE 5 —	LONG-TERM DEBT

The significant components of our long-term debt are as follows (in thousands):

	(Successor)	(Predecessor)
	December 31,	December 31,
	2007	2006
Asset-based revolving credit facility	$234,146	$—
Term loan facility	569,250	—
Revolving credit/term loan agreement	—	8,300
Short-term debt expected to be refinanced on a long-term basis	—	2,735
Three-year asset securitization	—	2,000
Midfield revolving credit facility	50,970	—
Midfield term loan facility	10,228	—
Midfield notes payable	3,803	—

	868,397	13,035
Less current portion	9,553	—

	$858,844	$13,035

Asset-Based Revolving Credit Facility:  On January 31, 2007, in connection with the acquisition of McJunkin by GSCP, MRC entered into a credit agreement and related security and other agreements for a secured Asset-Based Revolving Credit Facility with The CIT Group/Business Credit, Inc. as administrative agent and collateral agent. The Asset-Based Revolving Credit Facility provided financing of up to $300.0 million, subject to a borrowing base equal to at any time the lesser of 85% of eligible accounts receivable and 85% of net orderly liquidation value of the eligible inventory, less certain reserves. The Asset-Based Revolving Credit Facility included borrowing capacity available for letters of credit and for borrowings on same-day notice. At the closing of the acquisition, MRC utilized $75.0 million of the Asset-Based Revolving Credit Facility for loans and approximately $3.1 million for letters of credit.

On October 31, 2007, and concurrent with the close of the Red Man acquisition, MRC refinanced the initial Asset-Based Revolving Credit Facility with a new $650.0 million facility with terms substantially the same as those described above. At that date, MRC utilized $322.5 million of the new Asset-Based Revolving Credit Facility to fund a portion of the Red Man acquisition in addition to refinancing amounts previously outstanding.

As of December 31, 2007, MRC had $326.5 million of unused borrowing availability under the Asset-Based Revolving Credit Facility based on a borrowing base of $563.8 million and after giving effect to $3.1 million used for letters of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

The Asset-Based Revolving Credit Facility provides that MRC has the right at any time to request incremental facilities commitments, but the lenders are under no obligation to provide any such additional commitments. The Asset-Based Revolving Credit Facility permits incremental facilities (together with any new commitments under the Term Loan Facility discussed below) up to (1) $200.0 million specifically available to fund the CanHCo Call Right (which pertains to the Midfield Supply minority interest) and refinance certain indebtedness of Midfield Supply, (2) $150.0 million generally available, (3) and additional amounts available so long as the secured leverage ratio as specified in the Asset-Based Revolving Credit Facility is satisfied. If MRC were to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, the Asset-Based Revolving Credit Facility size could be increased as described above, but MRC’s ability to borrow would still be limited by the amount of the borrowing base.

Borrowings under the Asset-Based Revolving Credit Facility bear interest at a rate per annum equal to, at MRC’s option, either (a) a base rate determined by reference to the greater of (1) the prime rate as quoted in The Wall Street Journal and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate, subject to certain adjustments, in each case plus an applicable margin. The applicable margin in the initial asset revolving credit facility was 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings. As part of the refinancing, these were revised to 0.50% and 1.50%, respectively. The applicable margin is subject to adjustment downward based on MRC’s leverage ratio. In addition, MRC is required to pay a commitment fee of 0.375% per annum in respect of the unutilized commitments. This rate is also subject to adjustment downward based upon MRC’s leverage. MRC must also pay customary letter of credit fees and agency fees.

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Asset-Based Revolving Credit Facility exceeds the lesser of (i) the total revolving credit commitments and (ii) the borrowing base, MRC will be required to repay outstanding loans or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under the Asset-Based Revolving Credit Facility is less than 7% of total revolving credit commitments, or an event of default pursuant to certain provisions of the credit agreement has occurred, MRC would then be required to deposit daily in a collection account managed by the agent under the Asset-Based Revolving Credit Facility. MRC may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans. There is no scheduled amortization under the Asset-Based Revolving Credit Facility; the principal amount of the loans outstanding is due and payable in full on October 31, 2013.

All obligations under the Asset-Based Revolving Credit Facility are guaranteed by MRC’s existing and future wholly owned domestic subsidiaries. All obligations under MRC’s Asset-Based Revolving Credit Facility, and the guarantees of those obligations, are secured, subject to certain significant exceptions, by substantially all of the assets of MRC and the subsidiaries that have guaranteed the Asset-Based Revolving Credit Facility, including:

•	A first-priority security interest in personal property consisting of inventory and accounts receivable;

•	A second-priority pledge of certain of the capital stock held by MRC or any subsidiary guarantor; and

•	A second-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of MRC and each subsidiary guarantor.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

The Asset-Based Revolving Credit Facility contains a number of covenants that, among other things and subject to certain significant exceptions, restrict its ability and the ability of its subsidiaries to:

•	Incur additional indebtedness;

•	Pay dividends on MRC’s capital stock or the capital stock of MRC’s direct or indirect parent;

•	Make investments, loans, advances or acquisitions;

•	Sell assets, including capital stock of MRC’s subsidiaries;

•	Consolidate or merge with another entity;

•	Create liens;

•	Pay, redeem, or amend the terms of subordinated indebtedness;

•	Enter into certain sale-leaseback transactions;

•	Fundamentally or substantively alter the character of the business conducted by MRC and its subsidiaries; and

•	Enter into agreements that limit (1) the ability of non-guarantors to pay dividends to MRC or any guarantor or (2) the ability of MRC or any guarantor to pledge its assets to secure its obligations under the Asset-Based Revolving Credit Facility.

In addition to other customary exceptions, the covenants limiting dividends and other restricted payments and prepayments or redemptions of subordinated indebtedness generally permit the restricted actions in additional limited amounts, subject to the satisfaction of certain conditions, principally that MRC must have at least $50.0 million of pro forma excess availability under the Asset-Based Revolving Credit Facility.

Although the credit agreement governing the Asset-Based Revolving Credit Facility does not require MRC to comply with any financial ratio maintenance covenants, if less than 7% of the then outstanding credit commitments were available to be borrowed under the Asset-Based Revolving Credit Facility at any time, MRC would not be permitted to borrow any additional amounts unless its pro forma ratio of consolidated EBITDA to consolidated Fixed Charges (as such terms are defined in the credit agreement) were at least 1.0 to 1.0. The credit agreement also contains customary affirmative covenants and events of default.

MRC was in compliance with the covenants contained in its Asset-Based Revolving Credit Facility during the eleven months ended December 31, 2007.

Term Loan Facility:  On January 31, 2007, in connection with the acquisition of McJunkin by the Goldman Sachs Funds, MRC entered into a credit agreement and related security and other agreements for a $575.0 million Term Loan Facility with Lehman Commercial Paper as administrative agent and collateral agent. The full amount of the Term Loan Facility was borrowed on January 31, 2007.

On October 31, 2007, and concurrent with the close of the Red Man acquisition, the Term Loan Facility was amended to permit for the refinancing of the Asset-Based Revolving Credit Facility, as described above, in addition to revising certain provisions of the agreement as discussed in more detail below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

At December 31, 2007, borrowings under the Term Loan Facility bore interest at a rate per annum equal to, at MRC’s option, either (a) a base rate determined by reference to the greater of (1) the prime rate as quoted in The Wall Street Journal and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate, subject to certain adjustments, in each case plus an applicable margin. At December 31, 2007, the applicable margin with respect to base rate borrowings was 2.25% and the applicable margin with respect to LIBOR borrowings was 3.25%. The interest rate on the outstanding borrowings pursuant to the Term Loan Facility was 8.08% at December 31, 2007.

The Term Loan Facility requires MRC to prepay outstanding term loans with 50% (which percentage will be reduced to 25% if MRC’s total leverage ratio is less than a specified ratio and will be reduced to 0% if MRC’s total leverage ratio is less than a specified ratio) of its annual excess cash flow (as defined in the credit agreement). For 2007, MRC was not required to prepay any outstanding term loans pursuant to the annual excess cash flow requirements.

MRC may voluntarily prepay outstanding loans under the Term Loan Facility at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans. The Term Loan Facility amortizes at a rate of 1.00% per year with the balance due at January 31, 2014.

All obligations under the Term Loan Facility are unconditionally guaranteed by MRC and each wholly owned domestic subsidiary of MRC. All obligations under the Term Loan Facility, and the guarantees of those obligations, are secured, subject to certain significant exceptions, by substantially all of the assets of MRC and the subsidiaries that have guaranteed the Term Loan Facility, including:

•	A second-priority security interest in personal property consisting of inventory and accounts receivable;

•	A first-priority pledge of certain of the capital stock held by MRC or any subsidiary guarantor; and

•	A first-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of MRC and each subsidiary guarantor.

The Term Loan Facility contains a number of negative covenants that are substantially similar to those governing the Asset-Based Revolving Credit Facility. The credit agreement also contains customary affirmative covenants and events of default.

MRC was in compliance with the covenants contained in its Term Loan Facility during the eleven months ended December 31, 2007.

Midfield Revolving Credit Facility:  Midfield, the Company’s Canadian subsidiary, has a Canadian dollar revolving credit facility administered by Bank of America. This facility has a maximum limit of CAD $150 million (US$152.91 million as of 12/31/07) bearing interest at Canadian prime rate plus a margin of up to 0.25%. The revolver is secured by substantially all of Midfield’s personal property assets including accounts receivable, chattel paper, bank accounts, general intangibles, inventory, investment property, cash and insurance proceeds. The balance of the revolver is due at its maturity date, November 2, 2010.

Midfield Term Loan Facility:  Midfield has a term loan facility that is due on demand. This facility bears interest at Canadian prime rate plus a margin of up to 0.5%. The term loan facility is secured by substantially all of Midfield’s real property and equipment.

During the period from October 31, 2007, the date of the Red Man Transaction, to December 31, 2007, Midfield was in compliance with the covenants contained in its revolving credit facility and other debt agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

Midfield Notes Payable:  Midfield has two notes payable due April 1, 2008 pursuant to holdback provisions from recent acquisitions. These amounts, totaling $3.8 million at December 31, 2007, are owed to individuals who became and continue to be shareholders of Midfield supply as a result of these transactions.

Maturities of Long-Term Debt:  At December 31, 2007, annual maturities of long-term debt during the next five fiscal years and thereafter are as follows (in millions):

2008	$19.8
2009	5.8
2010	56.8
2011	5.8
2012	5.8
Thereafter	774.6

The above table does not reflect future excess cash flow prepayments, if any, that may be required under the Term Loan Facility.

Interest Rate Swaps:  The Company uses derivative financial instruments to help manage its interest rate risk. On December 3, 2007, MRC entered into a floating to fixed interest rate swap agreement, effective December 31, 2007, for a notional amount of $700.0 million to limit its exposure to interest rate increases related to a portion of its floating rate indebtedness. The interest rate swap agreement terminates after three years. At December 31, 2007, the fair value of MRC’s interest rate swap agreement was a loss of approximately $0.4 million, which amount is included in accrued liabilities.

As of the effective date, MRC designated the interest rate swap as a cash flow hedge. As a result, changes in the fair value of MRC’s swap is recorded as a component of other comprehensive income. At December 31, 2007, $0.2 million of unrecognized losses, net of tax, on the interest rate swap agreement is included in other comprehensive income.

As a result of the swap agreement, MRC’s effective fixed interest rates as to the $700.0 million in floating rate indebtedness will be 5.368% for associated indebtedness on the Asset-Based Revolving Credit Facility and 7.118% for associated indebtedness on the Term Loan Facility, per quarter through 2010 and result in an average fixed rate of 6.771%.

Interest Paid:  The Company paid interest of $52.9 million for the eleven months ended December 31, 2007, $0.1 million for the one month ended January 30, 2007, and $2.8 million and $2.6 million for the years ended December 31, 2006 and 2005, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

NOTE 6 —	PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consisted of the following (in thousands):

	(Successor)	(Predecessor)
	December 31,	December 31,
	2007	2006
Land and improvements	$10,911	$4,392
Buildings and building improvements	31,624	21,416
Equipment	42,295	43,143

	84,830	68,951
Allowances for depreciation	(4,710)	(41,743)

	$80,120	$27,208

NOTE 7 —	LEASES

The Company leases land and buildings at various locations from Hansford Associates, Appalachian Leasing, and one stockholder. The Company leases land, buildings and vehicles from Prideco. Certain officers and directors of the Company participate in ownership of Hansford Associates, Appalachian Leasing and Prideco. Most of these leases are renewable for various periods through 2026 and are renewable at the option of the Company. The renewal options are subject to escalation clauses. These leases contain clauses for payment of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. Leases with unrelated parties contain similar provisions.

Amortization of capital leases was as follows (in thousands):

	(Successor)	(Predecessor)
	Eleven	One
	Months	Month
	Ended	Ended	Years Ended
	December 31,	January 30,	December 31,
	2007	2007	2006	2005
Amortization of capital leases	$164	$15	$179	$179

Property held under capital leases in the balance sheets consists of (in thousands):

	(Successor)	(Predecessor)
	December 31,	December 31,
	2007	2006
Land and buildings	$2,089	$4,881
Allowances for amortization	(164)	(2,777)

	$1,925	$2,104

Future minimum lease payments under capital leases aggregate $10.1 million of which $3.2 million represents interest and $3.4 million represents escalation and executory costs. The present value of net minimum lease payments is $3.6 million, all applicable to Hansford Associates. Annual payments under capital leases are $0.9 million for years 2008 through 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

Rent expense under operating leases is as follows (in thousands):

	(Successor)	(Predecessor)
	Eleven	One
	Months	Month
	Ended	Ended	Years Ended
	December 31,	January 30,	December 31,
	2007	2007	2006	2005
Leases with Hansford Associates	$1,498	$136	$1,534	$1,474
Leases with Appalachian Leasing	134	12	153	154
Leases with Prideco	538	—	—	—
Leases with Midfield shareholders	151	—	—	—
Other operating leases	8,748	608	7,149	6,442

Total rent expense under operating leases	$11,069	$756	$8,836	$8,070

Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year aggregate to $45.5 million and include leases applicable to Hansford Associates ($4.2 million), Appalachian Leasing ($0.5 million), Prideco ($0.3 million), and the stockholder ($0.1 million). Annual operating lease payments are $18.3 million, $12.7 million, $6.2 million, $4.7 million, and $3.7 million for years 2008 through 2012, respectively.

NOTE 8 —	INCOME TAXES

Income taxes included in the consolidated statements of income consist of (in thousands):

	(Successor)	(Predecessor)
	Eleven	One
	Months	Month
	Ended	Ended	Years Ended
	December 31,	January 30,	December 31,
	2007	2007	2006	2005
Current:
Federal	$31,190	$4,024	$36,514	$34,075
State	5,895	814	8,024	7,413
Foreign	224	—	—	—

	37,309	4,838	44,538	41,488
Deferred:
Federal	263	(197)	3,129	(4,037)
State	38	(42)	673	(868)
Foreign	(1,051)	—	—	—

	(750)	(239)	3,802	(4,905)

Income tax provision	$36,559	$4,599	$48,340	$36,583

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

The Company’s effective tax rate varied from the statutory federal income tax rate for the following reasons (in thousands):

	(Successor)	(Predecessor)
	Eleven	One
	Months	Month
	Ended	Ended	Years Ended
	December 31,	January 30,	December 31,
	2007	2007	2006	2005
Federal tax expense at statutory rates	$32,721	$3,918	$41,270	$31,193
State taxes	3,971	502	5,653	4,254
Non-deductible expenses	424	26	409	372
Foreign	(827)	—	—	—
Other	270	153	1,008	764

Income tax provision	$36,559	$4,599	$48,340	$36,583

Effective rate	39.10%	40.78%	41.0%	41.0%

The Company paid $38.2 million for the eleven months ended December 31, 2007, $0 for the one month ended January 30, 2007, and $50.6 million and $34.7 million in 2006 and 2005 for federal and state taxes.

Significant components of the Company’s current deferred tax assets and liabilities are as follows (in thousands):

	(Successor)	(Predecessor)
	December 31,	December 31,
	2007	2006
Deferred tax assets:
Accounts receivable valuation	$964	$797
Real estate and investments	26	86
Accruals and reserves	2,395	3,684
Other	819	—

Total deferred tax assets	4,204	4,567
Deferred tax liabilities:
Accounts receivable	(3,878)	—
Inventory valuation	(75,882)	(6,464)
Property, plant and equipment	(6,485)	(2,969)
Interest in Red Man Canada	(4,138)	—
Investments	(11,930)	(14,759)
Intangible assets	(197,742)	—

Total deferred tax liabilities	(300,055)	(24,192)

Net deferred tax liability	$(295,851)	$(19,625)

Income tax returns are filed in the U.S. federal jurisdiction, various states, Puerto Rico and Canada. The Company is no longer subject to U.S. federal income tax examination for years through 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

Effective January 1, 2007, the Predecessor adopted FIN 48, Accounting for Uncertainty in Income Taxes. This interpretation established new standards for the financial statement recognition, measurement and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

The effect of adopting FIN 48 was immaterial. Upon adoption, the liability for income taxes under FIN 48 was $0.4 million and interest and penalties were $0.2 million. Interest related to income tax liabilities is classified as interest expense and penalties are recognized as a component of income tax expense. As of December 31, 2007, there were no material changes in the reserve or the amount of unrecognized tax benefits, interest or penalties. It is not anticipated that settlement of the uncertain tax positions will have a material affect on the statutory rate. The decrease in tax liability shown below was due to expiring statute of limitations and settlement of taxes.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	(Successor)	(Predecessor)
	Eleven Months	One Month
	Ended	Ended
	December 31,	January 30,
	2007	2007

Beginning balance	$667	$667
Additions based on tax positions related to current year	—	—
Reductions due to lapse of statute of limitations	(69)	—
Reductions for tax positions of prior years	(53)	—
Settlements	(40)	—

Ending balance	$505	$667

NOTE 9 —	STOCK-BASED COMPENSATION

Restricted Stock and Stock Option Plans:  Effective March 27, 2007, the Company’s Board of Directors approved the formation of the 2007 Restricted Stock Plan and the 2007 Stock Option Plan. The purpose of these plans is to aid MRC in recruiting and retaining key employees, directors and consultants of outstanding ability and to motivate such key employees, directors and consultants to exert their best efforts on behalf of the Company by providing incentives in the form of restricted stock and stock options. The Company expects that it will benefit from the added interest which such key employees, directors and consultants will have in the welfare of the Company as a result of their proprietary interest in the Company’s success.

Under the terms of the stock option plan, options may not be granted at prices less than their fair market value on the date of the grant, nor for a term exceeding 10 years. Vesting occurs in one-third increments on the third, fourth, and fifth anniversaries of the date specified in the employees’ respective option agreements. The Company expenses the fair value of the stock option grants on a straight-line basis over the vesting period. A Black-Scholes option pricing model was used to estimate the fair value of the stock options granted in 2007. For purposes of measuring compensation, the Company relies on a calculated value that requires certain assumptions including volatility based on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

the appropriate industry sector. Following are the weighted average assumptions used to estimate the fair values of options granted during the eleven months ended December 31, 2007:

Risk-free interest rate	4.10%
Dividend yield	0.00%
Expected volatility	22.07%
Expected lives	6.2 years

A summary of the status of stock option grants under the stock option plan as of December 31, 2007, and changes during the eleven months ended on that date is as follows:

Weighted Average
	Options	Exercise Price

Outstanding at January 31, 2007	—	$—
Granted	1,766,730	4.82
Exercised	—	—
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2007	1,766,730	4.82

Options exercisable at December 31, 2007	—	$—
Options vested at December 31, 2007	—	—

Under the terms of the restricted stock plan, restricted stock may be granted at the direction of the Board of Directors and vesting occurs in one-fourth increments on the second, third, fourth, and fifth anniversaries of the date specified in the employees’ respective restricted stock agreements. The Company expenses the fair value of the restricted stock grants on a straight-line basis over the vesting period.

The following table summarizes restricted stock activity under the restricted stock plan as of December 31, 2007, and changes during the eleven months ended on that date:

Shares

Balance at January 31, 2007	—
Granted	317,760
Forfeited	—
Issued	—

Balance at December 31, 2007	317,760

Compensation expense recognized under the stock option and restricted stock plans totaled $0.3 million and $0.1 million for the eleven months ended December 31, 2007. As of December 31, 2007, the Company had $4.3 million and $1.4 million of unrecognized compensation expense related to outstanding stock options and restricted stock. These amounts will be recognized over a weighted average vesting period of five years.

Restricted Common Units:  In conjunction with the acquisition of McJunkin by the Goldman Sachs Funds, certain key MRC employees received restricted common units of PVF Holdings LLC that vest over a five-year requisite service period. Compensation expense associated with these restricted common units totaled $1.0 million for the eleven months ended December 31, 2007 based upon their fair market value at the date they were issued which is being recognized on a straight-line basis over the vesting period. As of December 31, 2007, the Company had $4.6 million of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

unrecognized compensation expense related to outstanding restricted common units which will be amortized over a weighted average vesting period of four years.

Profits Units:  In conjunction with the acquisition of McJunkin by the Goldman Sachs Funds and the Red Man acquisition, certain key MRC employees received profits units in PVF Holdings LLC that vest over a five-year requisite service period. These units entitle their holders to a share of any distributions made by PVF Holdings LLC once common unit holders have received a return of all capital contributed to PVF Holdings LLC in the period of resolution.

Compensation expense associated with these profits units totaled $1.6 million for the eleven months ended December 31, 2007 based upon their fair market value at the date they were issued which is being amortized on a straight-line basis over the vesting period. As of December 31, 2007, the Company had $15.4 million of unrecognized compensation expense related to outstanding profits units which will be amortized over a weighted average vesting period of five years.

NOTE 10 —	EMPLOYEE BENEFIT PLANS

In 2007, the Company offered a noncontributory profit sharing plan to employees with at least six months of service. This plan provides for annual employer contributions generally based upon a formula related primarily to earnings, limited to 15% of the eligible compensation paid to all eligible employees. Employees may also participate in the McJunkin Red Man Savings Plan, whereunder any employee who has completed as least six months of service to the Company may elect to defer a percentage of their base earnings, and that deferral is partially matched by the Company, pursuant to section 401(k) of the Internal Revenue Code.

Employees of Red Man located in the United States who have attained the age of 21 are eligible to participate in the Red Man Pipe & Supply Co. Retirement Savings Plan which also exists pursuant to Section 401(k) of the Internal Revenue Code.

The Company’s provisions for the profit sharing plan and matching portion under the 401(k) plans approximated (in thousands):

	(Successor)	(Predecessor)
	Eleven	One
	Months	Month
	Ended	Ended	Years Ended
	December 31,	January 30,	December 31,
	2007	2007	2006	2005
Profit sharing expenses	$12,294	$1,338	$15,064	$13,144
401(k) savings plan expenses	1,141	73	837	830
Other	157	—	—	—

NOTE 11 —	RELATED PARTY TRANSACTIONS

In connection with Red Man’s 2005 acquisition of 51% of the shares of Midfield, a Shareholders’ Agreement between Red Man Pipe & Supply Canada, Ltd., the 51% majority shareholder of Midfield Supply ULC, and Midfield Holdings (Alberta) Ltd., the 49% minority interest shareholder of Midfield Supply ULC was created. This agreement, among other things, stipulates how profits of Midfield Supply ULC are shared. Midfield Holdings (Alberta) Ltd.’s portion of the profits are accrued and subsequently paid to shareholders of Midfield Holdings (Alberta) Ltd., who are also employees of Midfield Supply ULC, via a formal Employee Profit Sharing Plan (EPSP). In connection with the EPSP,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

$8.9 million was accrued as of December 31, 2007. Expense associated with this plan is included in selling, general and administrative expenses. Red Man Pipe & Supply Canada, Ltd.’s portion of the profits was accrued and subsequently paid through an after-tax dividend, which has been eliminated in consolidation.

In connection with the EPSP payments, from time to time the minority shareholders make loans to the Company. These notes payable are unsecured, bear interest at 8% and have no fixed terms of repayment. Amounts payable to minority interest shareholders were $25.0 million at December 31, 2007.

NOTE 12 —	EARNINGS PER SHARE

	(Successor)
	Eleven Months	(Predecessor)
	Ended			Year Ended December 31,
	December 31,	One Month Ended January 30, 2007		2006		2005
	2007	Class A	Class B	Class A	Class B	Class A	Class B

Net income (in thousands)	$56,926	$6,381	$215	$67,287	$2,287	$50,009	$2,532
Weighted average basic shares outstanding	69,325,299	16,940	570	16,940	570	16,940	570
Effect of dilutive securities	136,000	—	—	—	—	—	—

Weighted average dilutive shares outstanding	69,461,299	16,940	570	16,940	570	16,940	570

Net income per share:
Basic	$0.82	$376.70	$376.70	$3,972.08	$4,012.28	$2,952.13	$4,442.11
Diluted	$0.82	$376.70	$376.70	$3,972.08	$4,012.28	$2,952.13	$4,442.11

Stock option grants are disregarded in this calculation if they are determined to be anti-dilutive. At December 31, 2007, the Company’s anti-dilutive stock options totaled 1,766,730. There were no stock options outstanding at January 30, 2007, December 31, 2006 and 2005.

NOTE 13 — SALES BY PRODUCT LINE

The percentage of our net sales by product line are as follows:

	(Successor)	(Predecessor)
	Eleven Months Ended	One Month Ended	Year Ended
	December 31,	January 30,	December 31,
	2007	2007	2006	2005
Type
Pipe, valves and fittings	77.8%	78.3%	77.9%	78.0%
Oilfield and natural gas products	21.6%	21.3%	21.7%	21.6%
Service revenue	0.6%	0.4%	0.4%	0.4%

Total	100.0%	100.0%	100.0%	100.0%

NOTE 14 —	CONTINGENCIES

The Company is involved in various legal proceedings and claims, both as a plaintiff and a defendant, which arise in the ordinary course of business. These legal proceedings include claims where the Company is named as a defendant in lawsuits brought against a large number of entities by individuals seeking damages for injuries allegedly caused by certain products containing asbestos. As

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

of December 31, 2007, the Company was a defendant in lawsuits involving over 800 such claims. Each claim involves allegations of exposure to asbestos-containing materials by a single individual or an individual, his or her spouse and/or family members. The complaints typically name many other defendants. In the majority of these lawsuits, little or no information is known regarding the nature of the plaintiffs’ alleged injuries or their connection with the products distributed by the Company. Through December 31, 2007, lawsuits involving over 11,000 claims had been brought against the Company with the majority being settled, dismissed or otherwise resolved. In total, since the first asbestos claims brought against the Company, approximately $276,000 had been paid to asbestos claimants through December 31, 2007 in connection with settlements of claims against the Company without regard to insurance recoveries.

In January 2008, with the assistance of accounting and financial consultants and the Company’s asbestos litigation counsel, the Company conducted an analysis of its asbestos-related litigation in order to estimate its liability to claimants in pending and probable future asbestos-related claims and to determine the adequacy of its accrual for these claims. This analysis consisted of separately estimating the Company’s liability with respect to pending claims (both those scheduled for trial and those for which a trial date had not been scheduled), mass filings (individual lawsuits brought in West Virginia each involving many — in some cases over a hundred — plaintiffs, which include little information regarding the nature of each plaintiff’s claim and historically have rarely resulted in any payments to plaintiffs) and probable future claims. A key element of the analysis was categorizing the Company’s claims by the type of disease alleged by the plaintiffs and developing “benchmark” estimated settlement values for each claim category based on the Company’s historical settlement experience. These estimated settlement values were applied to each of the Company’s pending individual claims. With respect to pending claims where the disease type was unknown, the outcome was projected based on the historic ratio of disease types among filed claims (or “disease mix”) and dismissal rate. Liability with respect to mass filings was estimated by determining the number of individual plaintiffs included in the mass filings likely to have claims resulting in settlements based on the Company’s historical experience with mass filings. Finally, probable claims expected to be asserted against the Company over the next 15 years were estimated based on public health estimates of future incidences of certain asbestos-related diseases in the general U.S. population. The estimated settlement values were applied to those projected claims. According to the January 2008 analysis, the Company’s projected payments to asbestos claimants over the next 15 years was estimated to range from $3,065,000 to $4,954,000. Given these estimates and existing insurance coverage that historically has been available to cover substantial portions of the Company’s past payments to claimants and defense costs, the Company believes that its accruals for pending and probable asbestos-related litigation likely to be asserted over the next 15 years are adequate. The Company’s belief that its accruals are adequate relies on a number of significant assumptions, including:

•	that the Company’s future settlement payments, disease mix, and dismissal rates will be materially consistent with historic experience;

•	that future incidences of asbestos-related disease in the U.S. will be materially consistent with current public health estimates;

•	that the rate at which projected future asbestos-related mesothelioma incidences result in compensable claims filings against the Company will be materially consistent with its historic experience;

•	that insurance recoveries for settlement payments, judgments and defense costs will be materially consistent with historic experience;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
December 31, 2007

•	that legal standards (and the interpretation of these standards) applicable to asbestos litigation will not change in material respects;

•	that there are no materially negative developments in the claims pending against the Company; and

•	that key co-defendants in current and future claims remain solvent.

If any of these assumptions prove to be materially different in light of future developments, liabilities related to asbestos-related litigation may be materially different than amounts accrued. Further, while the Company anticipates that additional claims will be filed against it in the future, the Company is unable to predict with any certainty the number, timing and magnitude of such future claims.

Also, there is a possibility that resolution of certain of the Company’s legal contingencies for which there are no liabilities recorded could result in a loss. Management is not able to estimate the amount of such loss, if any. However, in the opinion of the Company, after consultation with counsel, the ultimate resolution of all pending matters is not expected to have a material effect on its financial position, although it is possible that such resolutions could have a material adverse impact on results of operations in the period of resolution.

NOTE 15 —	STOCK SPLIT

On October 16, 2008, the Company’s Board of Directors declared a 500 for one stock split of its outstanding common stock. All Successor information presented in the accompanying financial statements has been retroactively adjusted to reflect the 500 for one stock split.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
McJUNKIN RED MAN HOLDING CORPORATION
(Dollars in thousands)

	September 25,	December 31,
	2008	2007
		(Note 1)

ASSETS
CURRENT ASSETS
Cash	$11,911	$10,075
Receivables, less allowances of $7,586 and $6,352	786,071	481,463
Inventories	825,733	666,188
Other current assets	7,573	1,937

TOTAL CURRENT ASSETS	1,631,288	1,159,663
INVESTMENTS AND OTHER ASSETS
Investments	1,387	1,680
Assets held for sale	46,828	37,500
Debt issuance costs, net of accumulated amortization	28,920	23,390
Notes receivable and other assets	2,959	4,376

	80,094	66,946
FIXED ASSETS
Property, plant and equipment, net	92,973	80,120
PROPERTY HELD UNDER CAPITAL LEASES	1,790	1,925
INTANGIBLE ASSETS
Goodwill	812,997	641,151
Intangible assets	950,982	975,226

	1,763,979	1,616,377

	$3,570,124	$2,925,031

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	$495,178	$306,509
Accrued expenses and other liabilities	137,060	70,778
Income taxes payable	42,652	11,996
Deferred revenue	22,455	6,552
Deferred income taxes	72,284	80,364
Current portion of long-term obligations
Long-term debt	5,791	9,553
Capital leases	208	189

TOTAL CURRENT LIABILITIES	775,628	485,941
LONG-TERM OBLIGATIONS
Long-term debt	1,440,722	858,844
Payable to shareholders	30,029	90,512
Deferred income taxes	384,935	215,487
Capital leases	3,285	3,446
Other liabilities	1,374	1,415

	1,860,345	1,169,704
MINORITY INTEREST	812	59,352
STOCKHOLDERS’ EQUITY
Common stock, $0.01 par value per share; 800,000,000 shares authorized issued and outstanding September 2008 — 155,714,355, issued and outstanding December 2007 — 150,072,833	1,557	1,501
Additional paid-in capital	1,208,082	1,152,647
Retained earnings	(259,772)	56,926
Other comprehensive (loss), net of deferred income taxes of $2,010 and $162	(16,528)	(1,040)

	933,339	1,210,034

	$3,570,124	$2,925,031

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
McJUNKIN RED MAN HOLDING CORPORATION
(Dollars in thousands, except per share data)

	(Successor)		(Predecessor)
	Nine Months	Eight Months	One Month
	Ended	Ended	Ended
	September 25, 2008	September 27, 2007	January 30, 2007
SALES	$3,676,157	$1,306,792	$142,549
COSTS AND EXPENSES
Cost of sales (exclusive of depreciation and amortization shown separately below)	2,986,711	1,060,708	114,562
Selling, general and administrative expenses	319,700	127,067	14,627
Depreciation and amortization	8,064	2,946	344
Amortization of intangibles	24,244	7,550	16
Profit sharing	19,309	9,097	1,338
Stock-based compensation	6,954	2,114	—

TOTAL COSTS AND EXPENSES	3,364,982	1,209,482	130,887

OPERATING INCOME	311,175	97,310	11,662
OTHER INCOME (EXPENSE)
Interest expense	(57,792)	(39,352)	(131)
Minority interests	308	—	(356)
Other, net	214	(746)	20

	(57,270)	(40,098)	(467)

INCOME BEFORE INCOME TAXES	253,905	57,212	11,195
Income tax expense	95,971	22,962	4,599

NET INCOME	$157,934	$34,250	$6,596

Effective Tax Rate	37.80%	40.13%	41.08%
Basic earnings per common share	$1.02	$0.67	—
Diluted earnings per common share	$1.02	$0.67	—
Weighted average common shares, basic	155,068,285	51,296,777	—
Weighted average common shares, diluted	155,369,785	51,461,777	—
Dividends per common share	$3.05	$—	$—
Basic earnings per common share, Class A	—	—	$376.70
Diluted earnings per common share, Class A	—	—	$376.70
Weighted average shares — Class A, basic	—	—	16,940
Weighted average shares — Class A, diluted	—	—	16,940
Basic earnings per common share, Class B	—	—	$376.70
Diluted earnings per common share, Class B	—	—	$376.70
Weighted average shares — Class B, basic	—	—	570
Weighted average shares — Class B, diluted	—	—	570

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
McJUNKIN RED MAN HOLDING CORPORATION
(Dollars in thousands)

	(Successor)		(Predecessor)
	Nine Months	Eight Months	One Month
	Ended	Ended	Ended
	September 25,	September 27,	January 30,
	2008	2007	2007
CASH PROVIDED BY OPERATIONS
Net income	$157,934	$34,250	$6,596
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	8,064	2,946	344
Amortization of debt issuance costs	3,690	2,515	—
Stock-based compensation	6,954	2,114	—
Deferred income taxes	(2,518)	(661)	—
Minority interest	(308)	—	356
Amortization of intangibles	24,244	7,550	16
Ineffective portion of cash flow hedge	413	—	—
Provision for losses on receivables	2,799	280	35
Inventory loss provision	444	104	13
Non-operating (gains) and other items not providing cash	(748)	(108)	(153)
Changes in operating assets and liabilities:
Accounts receivable	(306,771)	(63,774)	(1,363)
Inventories	(164,549)	9,858	6,700
Income taxes	29,997	138	4,595
Other current assets	(5,379)	1,000	139
Accounts payable	190,677	26,624	(7,665)
Accrued expenses and other current liabilities	71,718	15,177	(2,996)

NET CASH PROVIDED BY OPERATIONS	16,661	38,013	6,617
INVESTING ACTIVITIES
Purchases of property, plant and equipment	(12,415)	(3,399)	(421)
Proceeds from the disposition of property, plant and equipment	1,668	175	4
Acquisition of controlling interest in McJunkin by GSCP	—	(849,054)	—
Acquisition of Midway Tristate Corporation	(3)	(83,338)	—
Acquisition of Red Man Pipe & Supply	(11,391)	—	—
Acquisition of Midfield Supply ULC	(100,359)	—	—
Other investment and notes receivable transactions	1,583	2,710	259

NET CASH USED IN INVESTING ACTIVITIES	(120,917)	(932,906)	(158)
FINANCING ACTIVITIES
Proceeds from issuance of short-term obligations, net	—	5,750	—
Proceeds from issuance of long-term obligations	588,417	696,375	—
Payments on long-term obligations	(6,769)	(4,952)	(8,254)
Cash equity contribution in conjunction with acquisition of controlling interest in McJunkin by GSCP	—	225,654	—
Cash equity contributions	8,008	507	—
Debt issuance costs paid	(9,256)	(22,861)	—
Dividends paid	(474,096)	—	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	106,304	900,473	(8,254)

Increase (decrease) in cash	2,048	5,580	(1,795)
Effect of foreign exchange rate on cash	(212)	—	—
Cash — beginning of period	10,075	1,953	3,748

CASH — END OF PERIOD	$11,911	$7,533	$1,953

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
McJUNKIN RED MAN HOLDING CORPORATION AND SUBSIDIARIES
September 25, 2008

NOTE 1 —	SIGNIFICANT ACCOUNTING POLICIES

Business Operations:  McJunkin Red Man Holding Corporation (the Company) is a holding company co-headquartered in Charleston, West Virginia and Tulsa, Oklahoma. The Company is a substantially owned subsidiary of PVF Holdings LLC. Our wholly owned subsidiary, McJunkin Red Man Corporation and its subsidiaries (MRC) are national distributors of pipe, valves and fittings, with locations in principal industrial, hydrocarbon producing and refining areas throughout the United States and Canada. Major customers represent the natural gas producing, petroleum refining, chemical and other segments of the raw materials processing and construction industries. Products are obtained from a broad range of suppliers.

The Company operates as a single reportable segment, which represents the Company’s business of providing industrial pipe valves and fittings to various customers through our distribution operations located throughout North America. The Company has operations in eight geographic regions, which have similar economic characteristics, and similar products and services, types or classes of customers, distribution methods and similar regulatory environments in each location. The total consolidated net sales outside of the United States was 11.9% for the nine months ended September 25, 2008, 0.6% for the eight months ended September 27, 2007 and 0.8% for the one month ended January 30, 2007. The percentage of total consolidated assets outside of the United States as of September 25, 2008 and December 31, 2007 was 10.6% and 0.2%, respectively. The Company has a broad customer base and did not have sales to any customer in excess of 10% of gross sales for any of the periods presented.

Basis of Presentation:  PVF Holdings LLC (formerly known as McJ Holding LLC) was formed on November 20, 2006 by affiliates of the Goldman Sachs Group, Inc. (the Goldman Sachs Funds) and a control group of certain shareholders of McJunkin Corporation (McJunkin) for the purpose of acquiring McJunkin on January 31, 2007. In connection with the acquisition by the Goldman Sachs Funds of a controlling interest in McJunkin, a new basis of accounting and reporting was established that reflected the Goldman Sachs Funds’ cost of the acquisition. This new accounting basis was pushed down to the Company’s accounts and reflected in the Company’s consolidated balance sheet (successor basis) at January 30, 2007.

In connection with the acquisition, the Goldman Sachs Funds and existing MRC shareholders made an aggregate cash equity contribution of $225.6 million and a noncash equity contribution of $159.5 million to PVF Holdings LLC in exchange for 100% ownership interests in both the Company and MRC.

Because PVF Holdings LLC and the Company had no operations, assets or business prior to their acquisition of McJunkin and through December 31, 2007, MRC is the predecessor of the Company and PVF Holdings LLC. On May 22, 2008, MRC borrowed $25 million in revolving loans under its revolving credit facility and distributed the proceeds of the loans to the Company. On the same date, the Company borrowed $450 million in term loans under its term loan facility and distributed the proceeds of the term loans, together with the proceeds of the revolving loans, to its stockholders, including PVF Holdings LLC. PVF Holdings LLC used the proceeds from the dividend to fund distributions to members of PVF Holdings LLC in May 2008.

All references to the “Predecessor” relate to McJunkin for periods prior to January 31, 2007. All references to the “Successor” relate to the Company for periods subsequent to January 31, 2007. As a result, the consolidated income statements and statements of cash flows for the eight-month period ended September 27, 2007 consist of the earnings and cash flows of the Company. The consolidated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

income statements and statements of cash flows of the Company for the month ended January 30th, are presented as Predecessor financial statements for comparison purposes.

Variable Interest Entities (VIE) are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the Company is the primary beneficiary of these entities. MRC owns 49% of the outstanding equity interests of Red Man Distributors LLC (“RMD”), an Oklahoma limited liability company, formed on November 1, 2007 for the purposes of distributing oil country tubular goods in North America as a certified minority supplier. MRC is retained by RMD as an independent contractor to provide general corporate and administrative services to RMD. MRC is paid an annual services fee by RMD to provide such services. In addition, MRC is paid a license fee for the right and license to use the name “Red Man”. MRC pays RMD a specified percentage of RMD’s gross monthly revenue for the relevant month from sales of products by RMD that are sourced from MRC. For the nine months ended September 25, 2008, the amounts paid approximated $0.5 million (service fee), $0.9 million (license fee) and $5.7 million (commission). There were no such amounts paid in the year ended December 31, 2007. RMD is a VIE and MRC has determined that is the primary beneficiary, therefore the Company has consolidated this entity.

The accompanying unaudited consolidated condensed financial statements of the Company have been prepared in accordance with Rule 10-01 of Regulation S-X for interim financial statements and do not include all information and footnotes required by generally accepted accounting principles for complete annual financial statements. However, the information furnished herein reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. The results of operations for the nine months ended September 25, 2008 are not necessarily indicative of the results that will be realized for the fiscal year ending December 31, 2008. The consolidated balance sheet as of December 31, 2007 has been derived from audited financial statements for the year ended December 31, 2007. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2007.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. The consolidated financial statements include the accounts of McJunkin Red Man Holding Corporation and its wholly owned and majority owned subsidiaries. Prior to July 31, 2008, the residual ownership in the equity and income of Midfield Supply ULC (Midfield), a 51% owned, Canada-based subsidiary, was reflected as minority interest. On July 31, 2008, Midfield became a wholly owned subsidiary of the Company. All significant intercompany transactions have been eliminated.

There have been no significant changes in our significant accounting polices during the nine months ended September 25, 2008 as compared to the significant accounting policies described in our audited financial statements for the fiscal year ending December 31, 2007.

Recent Accounting Pronouncements:

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, (SFAS No. 161). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. It requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is still assessing the impact of this pronouncement.

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the intangible asset. FSP FAS 142-3 is effective for the fiscal years beginning after December 15, 2008. The Company is assessing the potential impact that the adoption of FSP FAS 142-3 may have on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. This statement shall be effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not believe that implementation of this standard will have a material impact on its consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (FSP EITF 03-6-1). FSP EITF 03-6-1 clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company does not believe that implementation of this standard will have a material impact on its consolidated financial statements.

In June 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-3, Accounting for Lessees for Maintenance Deposits Under Lease Arrangements (EITF 08-3). EITF 08-3 provides guidance for accounting for nonrefundable maintenance deposits. EITF 08-3 is effective for fiscal years beginning after December 15, 2008. The Company does not currently expect the adoption of EITF 08-3 to have a material impact on its consolidated financial statements.

In October 2008, the FASB issued Staff Position No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (FSP 157-3). FSP 157-3 clarified the application of SFAS No. 157 in an inactive market. It demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

NOTE 2 —	TRANSACTIONS

Acquisition of Controlling Interest in McJunkin by the Goldman Sachs Funds

In connection with the acquisition of controlling interest in McJunkin by the Goldman Sachs Funds, the purchase price paid to effect the acquisition was allocated to the fair value of acquired assets and liabilities at January 31, 2007.

Certain members of the Company’s executive management team held equity interests in McJunkin, the Predecessor, prior to this transaction and continue to hold equity interests in the Successor. In accordance with the provisions of Emerging Issues Task Force No. 88-16, Basis in Leveraged Buyout Transactions, the basis of executive management’s interests in the Company, the Successor, after the acquisition was carried over at the basis of their interests in the Predecessor prior to the acquisition.

The purchase price was approximately $1,008.5 million. The sources and uses of funds in connection with the acquisition are summarized below (in millions):

Sources
Asset-Based Revolving Credit Facility	$75.0
Term Loan Facility	575.0
Equity contribution — cash	225.6
Equity contribution — non-cash	159.5

Total sources	$1,035.1

Uses
Consideration paid to stockholders (including non-cash rollover by McJunkin and McApple stockholders of $159.5 million)	$983.4
Transaction costs	16.5
Debt issuance costs	22.8
General corporate purposes	7.6
Repayment of existing debt	4.8

Total uses	$1,035.1

In connection with the purchase price allocation, the fair values of long-lived and intangible assets were determined based upon assumptions related to future cash flows, discount rates and asset lives utilizing currently available information. As of January 31, 2007, the Company recorded adjustments to reflect property and equipment, inventory, intangible assets for its tradename, customer-related intangibles, and backlog at their estimated fair values. The Company also acquired the minority interest in McJunkin Appalachian Oilfield Supply Company (McApple), which became wholly owned concurrent with the acquisition by the Goldman Sachs Funds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

The purchase price has been allocated as follows (in millions):

Cash consideration:
Paid to shareholders		$823.9
Transaction costs paid at closing		16.5
Transaction costs paid outside of closing		8.6

		849.0
Noncash consideration		159.5

Total consideration		1,008.5
Net assets acquired at historical cost		245.2
Adjustments to state acquired assets at fair value:
1) Increase carrying value of property and equipment to fair value	$16.6
2) Increase carrying value of inventory to fair value	68.2
3) Write-off historical goodwill and tradename	(6.6)
4) Record intangible assets acquired
Customer-related intangibles	356.0
Sales order backlog	1.6
Non-compete agreements	1.0
Tradename	155.8
5) Eliminate McApple minority interest	16.0
6) Record liability to shareholders related to non-core assets	(26.2)
7) Record fair value adjustments to various other assets and liabilities	0.2
8) Tax impact of valuation adjustments	(213.8)	368.8

Net assets acquired at fair value		614.0
Carryover basis adjustment		(11.6)

Excess purchase price recorded as goodwill		$382.9

The tradename has an indefinite life and is not subject to amortization. Tradename and goodwill are reviewed at least annually for impairment.

Transaction costs paid at closing included $10.6 million paid to an affiliate of the Goldman Sachs Funds as reimbursement of their costs associated with due diligence and advisory services.

Acquisition of Midway-Tristate Corporation

On April 30, 2007, MRC, through its wholly owned subsidiary McApple, acquired a 100% interest in Midway-Tristate Corporation (Midway). Midway is engaged primarily in the distribution of pipe, equipment and supplies to the oil and gas and utility industries in Michigan, West Virginia, Ohio, Pennsylvania, Utah, Wyoming and Colorado. The acquisition of Midway significantly increased McApple’s presence particularly in the strategic Rocky Mountain region.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

The purchase price was approximately $83.3 million and has been allocated as follows (in millions):

Assets acquired
Accounts receivable	$19.5
Inventory	30.8
Fixed assets	3.4
Other assets	0.1
Customer-related intangibles	20.1
Goodwill	30.6

104.5
Liabilities assumed
Accounts payable	11.5
Accrued expenses	2.1
Income taxes payable	0.2
Deferred income taxes	7.4

21.2

Total purchase price	$83.3

Goodwill associated with this transaction is not deductible for tax purposes, nor is any amortization associated with customer-related intangibles which have a useful life of 20 years.

Acquisition of Red Man Pipe & Supply Co.

On October 31, 2007, MRC, through its wholly owned subsidiary West Oklahoma PVF Company, acquired a 100% interest in Red Man Pipe & Supply Co. (Red Man). Red Man is a distributor of tubular goods and an operator of service and supply centers which distribute maintenance, repair and operating products utilized primarily in the energy industry as well as industrial products consisting primarily of line pipe, valves, fittings and flanges. Red Man distributes products and tubular goods through service and supply centers and sales locations strategically located close to major hydrocarbon producing and refining areas in the United States and Canada.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

The purchase price was approximately $991.0 million (including common units issued for Red Man shares of $111.1 million) and has preliminarily been allocated as follows (in millions):

Assets acquired
Cash	$13.9
Accounts receivable	335.2
Notes and other receivables	5.2
Inventory	386.3
Fixed assets	50.6
Other assets	0.3
Customer-related intangibles	260.2
Tradename	188.9
Sales order backlog	2.0
Goodwill	407.9

1,650.5
Liabilities assumed
Accounts payable	209.5
Accrued expenses	45.6
Income taxes payable	3.1
Deferred income taxes	225.9
Debt	45.9
Liability to shareholders	65.3
Minority interest	61.0
Other liabilities	3.2

659.5

Total purchase price	$991.0

Transaction costs capitalized in connection with the acquisition of Red Man Pipe & Supply Co. totaled $17.3 million and included $12.0 million paid to an affiliate of the Goldman Sachs Funds as reimbursement of their costs associated with due diligence and advisory services.

As part of the Red Man transaction, MRC indirectly acquired a call option to buy out the 49% minority interest of Midfield Supply ULC for approximately $100.0 million. The call option could be exercised between June 15, 2008 and December 15, 2008. On July 31, 2008 MRC exercised this call right. Approximately $68 million of the purchase price was paid in cash with proceeds from MRC’s Asset Based Revolving Credit Facility while the remainder was paid through the issuance of PVF stock. In addition to the $100 million purchase price, the company repaid $29 million of loans to the selling shareholders of Midfield Supply.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

Pro Forma Financial Information

The following unaudited pro forma results of operations assume that each of the transactions described above occurred on January 1, 2007. This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the transactions had actually occurred on that date nor the results that may be obtained in the future.

Nine Months Ended
September 27,
2007
(in millions)

Pro forma sales	$2,907.4
Pro forma net income	$96.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

NOTE 3 —	GOODWILL AND INTANGIBLE ASSETS

The following tables present the Company’s goodwill and other intangible assets at September 25, 2008 and December 31, 2007 (in thousands).

	Sales			Tradename
	Order	Customer	Non Compete	(With
	Backlog	Base	Agreements	Indefinite
	(1 Year)	(30.5 Years)	(5 Years)	Life)	Goodwill

Recorded in connection with the McJunkin acquisition	$1,601	$356,036	$970	$155,762	$382,908
Recorded in connection with the Midway acquisition (preliminary)	—	20,118	—	—	30,802
Recorded in connection with the Red Man acquisition (preliminary)	2,048	260,316	—	188,864	392,413
Amortization	(1,467)	(8,844)	(178)	—	—
Impact of foreign currency translation	—	—	—	—	(3,237)

Balance at December 31, 2007	$2,182	$627,626	$792	$344,626	$802,886
Adjustments to purchase price allocation in connection with the Red Man acquisition	—	—	—	—	16,221
Adjustments to purchase price allocation in connection with the Midway acquisition	—	—	—	—	(175)
Amortization	(2,010)	(22,088)	(146)	—	—
Impact of foreign currency translation	—	—	—	—	(5,935)

Balance at September 25, 2008	$172	$605,538	$646	$344,626	$812,997

Amortization of Intangible Assets

The weighted average amortization period for each type of intangible is noted in the table above. The weighted average amortization period for all amortizable intangibles is 30 years. The sales order backlog is amortized over one year, the non-compete agreements are amortized over the life of the agreements (five years) and the customer base is amortized based upon estimated attrition rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

Total amortization of all acquisition-related intangible assets for each of the years ending December 31, 2008 to 2012, is currently estimated as follows (in millions):

2008	$27.9
2009	26.1
2010	26.1
2011	26.1
2012	25.9

NOTE 4 —	INVENTORIES

If inventories were reported at values approximating current costs, as would have resulted from using the first-in, first-out method, they would have been $125.3 million and $10.3 million higher at September 25, 2008 and December 31, 2007, respectively. In addition, after giving pro forma effect to income taxes, net income would have been higher by $71.9 million for the nine months ended September 25, 2008 and $3.1 million for the eight months ended September 27, 2007, respectively. No such amounts were incurred for the one month ended January 30, 2007. For the nine months ended September 25, 2008, the Company experienced a liquidation of certain LIFO inventories resulting in income of $6.9 million. For the eight months ended September 27, 2007, the Company experienced a liquidation of certain LIFO inventories resulting in income of $0.2 million. The liquidation for the one month ended January 30, 2007 was immaterial.

NOTE 5 —	LONG-TERM DEBT

The significant components of our long-term debt are as follows (in thousands):

	September 25,	December 31,
	2008	2007

Asset-Based Revolving Credit Facility	$349,535	$234,146
Term Loan Facility	566,375	569,250
Junior Term Loan Facility	450,000	—
Midfield revolving credit facility	70,938	50,970
Midfield term loan facility	9,624	10,228
Midfield notes payable	41	3,803

	1,446,513	868,397
Less current portion	5,791	9,553

	$1,440,722	$858,844

Asset-Based Revolving Credit Facility:  On January 31, 2007, in connection with the acquisition of McJunkin by GSCP, MRC entered into a credit agreement and related security and other agreements for a secured Asset-Based Revolving Credit Facility with The CIT Group/Business Credit, Inc. as administrative agent and collateral agent. The Asset-Based Revolving Credit Facility provided financing of up to $300.0 million, subject to a borrowing base equal to at any time the lesser of 85% of eligible accounts receivable and 85% of net orderly liquidation value of the eligible inventory, less certain reserves. The Asset-Based Revolving Credit Facility included borrowing capacity available for letters of credit and for borrowings on same-day notice. At the closing of the acquisition, MRC utilized $75.0 million of the Asset-Based Revolving Credit Facility for loans and approximately $3.1 million for letters of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

On October 31, 2007, and concurrent with the close of the Red Man acquisition, MRC refinanced the initial Asset-Based Revolving Credit Facility with a new $650.0 million facility with terms substantially the same as those described above. At that date, MRC utilized $322.5 million of the new Asset-Based Revolving Credit Facility to fund a portion of the Red Man acquisition in addition to refinancing amounts previously outstanding. In June 2008, the facility limit increased to $700.0 million. In October 2008, the facility limit increased to $800.0 million.

As of September 25, 2008 and December 31, 2007, $349.5 million and $234.1 million, respectively, in borrowings were outstanding under the Asset-Based Revolving Credit Facility. As of September 25, 2008, MRC had $345.7 million of unused borrowing availability based on a borrowing base of $700 million and after giving effect to $4.8 million used for letters of credit.

The Asset-Based Revolving Credit Facility provides that MRC has the right at any time to request incremental facilities commitments, but the lenders are under no obligation to provide any such additional commitments. The Asset-Based Revolving Credit Facility permits incremental facilities (together with any new commitments under the Term Loan Facility discussed below) up to (1) $150.0 million generally available, (2) and additional amounts available so long as the secured leverage ratio as specified in the Asset-Based Revolving Credit Facility is satisfied. If MRC were to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, the Asset-Based Revolving Credit Facility size could be increased as described above, but MRC’s ability to borrow would still be limited by the amount of the borrowing base.

Borrowings under the Asset-Based Revolving Credit Facility bear interest at a rate per annum equal to, at MRC’s option, either (a) a base rate determined by reference to the greater of (1) the prime rate as quoted in The Wall Street Journal and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate, subject to certain adjustments, in each case plus an applicable margin. The applicable margin in the initial asset revolving credit facility was 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings. As part of the refinancing, these were revised to 0.50% and 1.50%, respectively. The applicable margin is subject to adjustment downward based on MRC’s leverage ratio. In addition, MRC is required to pay a commitment fee of 0.375% per annum in respect of the unutilized commitments. This rate is also subject to adjustment downward based upon MRC’s leverage. MRC must also pay customary letter of credit fees and agency fees. The weighted average interest rate on the revolving loans was 3.89% and 6.53% at September 25, 2008 and December 31, 2007, respectively.

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Asset-Based Revolving Credit Facility exceeds the lesser of (i) the total revolving credit commitments and (ii) the borrowing base, MRC will be required to repay outstanding loans or cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under the Asset-Based Revolving Credit Facility is less than 7% of total revolving credit commitments, or an event of default pursuant to certain provisions of the credit agreement has occurred, MRC would then be required to deposit daily in a collection account managed by the agent under the Asset-Based Revolving Credit Facility. MRC may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans. There is no scheduled amortization under the Asset-Based Revolving Credit Facility; the principal amount of the loans outstanding is due and payable in full on October 31, 2013.

All obligations under the Asset-Based Revolving Credit Facility are guaranteed by MRC’s existing and future wholly owned domestic subsidiaries. All obligations under MRC’s Asset-Based Revolving

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

Credit Facility, and the guarantees of those obligations, are secured, subject to certain significant exceptions, by substantially all of the assets of MRC and the subsidiaries that have guaranteed the Asset-Based Revolving Credit Facility, including:

•	A first-priority security interest in personal property consisting of inventory and accounts receivable;

•	A second-priority pledge of certain of the capital stock held by MRC or any subsidiary guarantor; and

•	A second-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of MRC and each subsidiary guarantor.

The Asset-Based Revolving Credit Facility contains a number of covenants that, among other things and subject to certain significant exceptions, restrict MRC’s ability and the ability of its subsidiaries to:

•	Incur additional indebtedness;

•	Pay dividends on MRC’s capital stock or the capital stock of MRC’s direct or indirect parent;

•	Make investments, loans, advances or acquisitions;

•	Sell assets, including capital stock of MRC’s subsidiaries;

•	Consolidate or merge with another entity;

•	Create liens;

•	Pay, redeem or amend the terms of subordinated indebtedness;

•	Enter into certain sale-leaseback transactions;

•	Fundamentally or substantively alter the character of the business conducted by MRC and its subsidiaries; and

•	Enter into agreements that limit (1) the ability of non-guarantors to pay dividends to MRC or any guarantor or (2) the ability of MRC or any guarantor to pledge its assets to secure its obligations under the Asset-Based Revolving Credit Facility.

In addition to other customary exceptions, the covenants limiting dividends and other restricted payments and prepayments or redemptions of subordinated indebtedness generally permit the restricted actions in additional limited amounts, subject to the satisfaction of certain conditions, principally that MRC must have at least $50.0 million of pro forma excess availability under the Asset-Based Revolving Credit Facility.

Although the credit agreement governing the Asset-Based Revolving Credit Facility does not require MRC to comply with any financial ratio maintenance covenants, if less than 7% of the then outstanding credit commitments were available to be borrowed under the Asset-Based Revolving Credit Facility at any time, MRC would not be permitted to borrow any additional amounts unless its pro forma ratio of consolidated EBITDA to consolidated Fixed Charges (as such terms are defined in the credit agreement) were at least 1.0 to 1.0. The credit agreement also contains customary affirmative covenants and events of default.

MRC was in compliance with the covenants contained in its credit agreement during the nine months ended September 25, 2008, the eleven months ended December 31, 2007 and the one month ended January 30, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

Term Loan Facility:  On January 31, 2007, in connection with the acquisition of McJunkin by GSCP, MRC entered into a credit agreement and related security and other agreements for a $575.0 million Term Loan Facility with Lehman Commercial Paper as administrative agent and collateral agent. The full amount of the Term Loan Facility was borrowed on January 31, 2007.

On October 31, 2007, and concurrent with the close of the Red Man acquisition, the Term Loan Facility was amended to permit for the refinancing of the Asset-Based Revolving Credit Facility, as described above, in addition to revising certain provisions of the agreement as discussed in more detail below.

These borrowings bear interest at a rate per annum equal to, at MRC’s option, either (a) the greater of the prime rate and the federal funds rate effective rate plus 0.50%, plus in either case 2.25%; or (b) LIBOR plus 3.25%. On September 25, 2008 and December 31, 2007, $566.4 million and $569.3 million, respectively, were outstanding under the Term Loan. The weighted average interest rate on the term loan was 6.05% and 8.08% at September 25, 2008 and December 31, 2007, respectively.

The Term Loan Facility requires MRC to prepay outstanding term loans with 50% (which percentage will be reduced to 25% if MRC’s total leverage ratio is less than a specified ratio and will be reduced to 0% if MRC’s total leverage ratio is less than a specified ratio) of its annual excess cash flow (as defined in the credit agreement). For 2008 and 2007, MRC was not required to prepay any outstanding term loans pursuant to the annual excess cash flow requirements.

MRC may voluntarily prepay outstanding loans under the Term Loan Facility at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans. The Term Loan Facility amortizes at a rate of 1.00% per year with the balance due at January 31, 2014.

All obligations under the Term Loan Facility are unconditionally guaranteed by MRC and each wholly owned domestic subsidiary of MRC. All obligations under the Term Loan Facility, and the guarantees of those obligations, are secured, subject to certain significant exceptions, by substantially all of the assets of MRC and the subsidiaries that have guaranteed the Term Loan Facility, including:

•	A second-priority security interest in personal property consisting of inventory and accounts receivable;

•	A first-priority pledge of certain of the capital stock held by MRC or any subsidiary guarantor; and

•	A first-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of the Company and each subsidiary guarantor.

The Term Loan Facility contains a number of negative covenants that are substantially similar to those governing the Asset-Based Revolving Credit Facility. The credit agreement also contains customary affirmative covenants and events of default.

MRC was in compliance with the covenants contained in its credit agreement as of and during the nine months ended September 25, 2008 and the eleven months ended December 31, 2007.

Junior Term Loan Facility:  On May 22, 2008, McJunkin Red Man Holding Corporation, as the borrower, entered into a $450 Million Term Loan Credit Agreement (the “Junior Term Loan Facility”). The proceeds from the Junior Term Loan Facility, along with $25 million in proceeds from revolving loans drawn under the Revolving Credit Facility, were used to fund a dividend to McJunkin Red Man Holding Corporation’s stockholders, including PVF Holdings LLC. PVF Holdings LLC distributed the proceeds it received from the dividend to its members, including the Goldman Sachs Funds and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

certain of the Company’s directors and members of its management. The term loans under the Junior Term Loan Facility are not subject to amortization and the principal of such loans must be repaid on January 31, 2014.

The term loans under the Junior Term Loan Facility bear interest at a rate per annum equal to, at the borrower’s option, either (i) the greater of the prime rate and the federal funds effective rate plus 0.50%, plus in either case 2.25%, or (ii) LIBOR multiplied by the statutory reserve rate plus 3.25%. On September 25, 2008, $450.0 million was outstanding under the Junior Term Loan Facility and the interest rate on these loans was 5.72%.

We may voluntarily prepay term loans under the Junior Term Loan Facility in whole or in part at our option, without premium or penalty. After the payment in full of the term loans under the Term Loan Facility, we will be required to prepay outstanding term loans under the Junior Term Loan Facility with 100% of the net cash proceeds of:

•	a disposition of any of our or our restricted subsidiaries’ business units, assets or other property not in the ordinary course of business, subject to certain exceptions for permitted asset sales;

•	a casualty event with respect to collateral for which we or any of our restricted subsidiaries receives insurance proceeds, or proceeds of a condemnation award or other compensation;

•	the issuance or incurrence by us or any of our restricted subsidiaries of indebtedness, subject to certain exceptions; and

•	any sale-leaseback transaction permitted under the Junior Term Loan Facility.

Also, after the payment in full of the term loans under the Term Loan Facility, we will be required to prepay the outstanding term loans under the Junior Term Loan Facility. We must also prepay the principal amount of the term loans under the Junior Term Loan Facility with 50% of the cash proceeds received by us from a “Qualified IPO”, net of underwriting discounts and commissions and other related reasonable costs and expenses. A “Qualified IPO” is defined as a bona fide underwritten sale to the public of our common stock or the common stock of any of our direct or indirect subsidiaries or our direct or indirect parent companies pursuant to a registration statement that is declared effective by the SEC or the equivalent offering on a private exchange or platform.

The Junior Term Loan Facility contains a number of negative covenants that are substantially similar to those governing the Asset-Based Revolving Credit Facility. The credit agreement also contains customary affirmative covenants and events of default.

MRC was in compliance with the covenants contained in its credit agreement during the nine months ended September 25, 2008.

Midfield Revolving Credit Facility:  Midfield, the Company’s Canadian subsidiary, has a Canadian dollar revolving credit facility administered by Bank of America. This facility has a maximum limit of CAD $150 (US $144.9 as of September 25, 2008) million bearing interest at Canadian prime rate plus a margin of up to 0.25%. The revolver is secured by substantially all of Midfield’s personal property assets including accounts receivable, chattel paper, bank accounts, general intangibles, inventory, investment property, cash and insurance proceeds. The balance of the revolver is due at its maturity date, November 2, 2010.

Midfield Term Loan Facility:  Midfield has a term loan facility that is due on demand. This facility bears interest at Canadian prime rate plus a margin of up to 0.5%. The term loan facility is secured by substantially all of Midfield’s real property and equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

Maturities of Long-Term Debt:  At September 25, 2008, annual maturities of long-term debt during the next five fiscal years and thereafter are as follows (in millions):

2008	$12.5
2009	5.8
2010	76.7
2011	5.8
2012	5.8
Thereafter	1,339.9

The above table does not reflect future excess cash flow prepayments, if any, that may be required under the Term Loan Facility.

Interest Rate Swaps:  The Company uses derivative financial instruments to help manage its interest rate risk exposure. On December 3, 2007, MRC entered into a floating to fixed interest rate swap agreement, effective December 31, 2007, for a notional amount of $700.0 million to limit its exposure to interest rate increases related to a portion of its floating rate indebtedness. The interest rate swap agreement terminates after three years. At September 25, 2008 and December 31, 2007, the fair value of MRC’s interest rate swap agreement was a loss of approximately $5.5 million and $0.4 million, respectively, which amount is included in accrued liabilities. As of the effective date, MRC designated the interest rate swap as a cash flow hedge.

For cash flow hedges, the effective portion of the gain or loss on the derivative hedging instrument is reported in other comprehensive income, while the ineffective portion is recorded in current earnings as other income or other expense. At September 25, 2008 and December 31, 2007, $3.0 million and $0.2 million, respectively, of unrecognized losses, net of tax, on the interest rate swap agreement are included in other comprehensive income. During the nine months ended September 25, 2008, the Company recognized a hedge ineffectiveness loss of $0.4 million on the consolidated statements of income. There was no hedge ineffectiveness at December 31, 2007.

As a result of the swap agreement, MRC’s effective fixed interest rates as to the $700.0 million in floating rate indebtedness will be 4.868% for associated indebtedness on the Asset-Based Revolving Credit Facility and 7.118% for associated indebtedness on the Term Loan Facility, per quarter through 2010 and result in an average fixed rate of 6.672%.

NOTE 6 —	INCOME TAXES

Management estimates its annual effective income tax rate for interim periods based on current and forecasted business levels and activities, including enacted tax laws. Items unrelated to current year ordinary income are recognized entirely in the period identified as a discrete item of tax. The interim period income tax provisions are comprised of tax on ordinary income at the most recent estimated annual effective tax rate, adjusted for the effect of discrete items.

The effective tax rates were 37.80% for the nine months ended September 25, 2008, 40.13% for the eight months ended September 27, 2007 and 41.08% for the one month ended January 30, 2007. These rates differ from the federal statutory rate of 35% principally as a result of state and foreign income taxes. The rate for the nine months ended September 25, 2008 is lower than the rates for the eight months ended September 27, 2007 and the one month ended January 30, 2007 primarily due to lower state taxes.

During the interim period, there were no material changes to the amount of previously disclosed unrecognized tax benefits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

NOTE 7 —	CONTINGENCIES

The Company is involved in various legal proceedings and claims, both as a plaintiff and a defendant, which arise in the ordinary course of business. These legal proceedings include claims where the Company is named as a defendant in lawsuits brought against a large number of entities by individuals seeking damages for injuries allegedly caused by certain products containing asbestos. As of September 25, 2008 the Company is a defendant in lawsuits involving over 800 such claims. Each claim involves allegations of exposure to asbestos-containing materials by a single individual or an individual, his or her spouse and/or family members. The complaints typically name many other defendants. In the majority of these lawsuits, little or no information is known regarding the nature of the plaintiffs’ alleged injuries or their connection with the products distributed by the Company. Through September 25, 2008, lawsuits involving over 11,000 claims have been brought against the Company with the majority being settled, dismissed or otherwise resolved. In total, since the first asbestos claims brought against the Company, approximately $466,000 has been paid to asbestos claimants through September 25, 2008 in connection with settlements of claims against the Company without regard to insurance recoveries.

In January 2008, with the assistance of accounting and financial consultants and the Company’s asbestos litigation counsel, the Company conducted an analysis of its asbestos-related litigation in order to estimate its liability to claimants in pending and probable future asbestos-related claims and to determine the adequacy of its accrual for these claims. This analysis was updated in July 2008. These analyses consisted of separately estimating the Company’s liability with respect to pending claims (both those scheduled for trial and those for which a trial date had not been scheduled), mass filings (individual lawsuits brought in West Virginia each involving many — in some cases over a hundred — plaintiffs, which include little information regarding the nature of each plaintiff’s claim and historically have rarely resulted in any payments to plaintiffs) and probable future claims. A key element of the analysis was categorizing the Company’s claims by the type of disease alleged by the plaintiffs and developing “benchmark” estimated settlement values for each claim category based on the Company’s historical settlement experience. These estimated settlement values were applied to each of the Company’s pending individual claims. With respect to pending claims where the disease type was unknown, the outcome was projected based on the historic ratio of disease types among filed claims (or “disease mix”) and dismissal rate. Liability with respect to mass filings was estimated by determining the number of individual plaintiffs included in the mass filings likely to have claims resulting in settlements based on the Company’s historical experience with mass filings. Finally, probable claims expected to be asserted against the Company over the next 15 years were estimated based on public health estimates of future incidences of certain asbestos-related diseases in the general U.S. population. The estimated settlement values were applied to those projected claims. According to the July 2008 analysis, the Company’s projected payments to asbestos claimants over the next 15 years are currently estimated to range from $2,833,000 to $5,037,000. Given these estimates and existing insurance coverage that historically has been available to cover substantial portions of the Company’s past payments to claimants and defense costs, the Company believes that its current accruals for pending and probable asbestos-related litigation likely to be asserted over the next 15 years are currently adequate. The Company’s belief that its accruals are currently adequate, however, relies on a number of significant assumptions, including:

•	that the Company’s future settlement payments, disease mix, and dismissal rates will be materially consistent with historic experience;

•	that future incidences of asbestos-related disease in the U.S. will be materially consistent with current public health estimates;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

•	that the rate at which projected future asbestos-related mesothelioma incidences result in compensable claims filings against the Company will be materially consistent with its historic experience;

•	that insurance recoveries for settlement payments and defense costs will be materially consistent with historic experience;

•	that legal standards (and the interpretation of these standards) applicable to asbestos litigation will not change in material respects;

•	that there are no materially negative developments in the claims pending against the Company; and

•	that key co-defendants in current and future claims remain solvent.

If any of these assumptions prove to be materially different in light of future developments, liabilities related to asbestos-related litigation may be materially different than amounts accrued. Further, while the Company anticipates that additional claims will be filed against it in the future, the Company is unable to predict with any certainty the number, timing and magnitude of such future claims.

Also, there is a possibility that resolution of certain of the Company’s legal contingencies for which there are no liabilities recorded could result in a loss. Management is not able to estimate the amount of such loss, if any. However, in the opinion of the Company, after consultation with counsel, the ultimate resolution of all pending matters is not expected to have a material effect on its financial position, although it is possible that such resolutions could have a material adverse impact on results of operations in the period of resolution.

NOTE 8 —	FAIR VALUE MEASUREMENTS

On January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurements (SFAS No. 157), which clarifies the definition of fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. In accordance with Financial Accounting Standards Board Staff Position No. 157-2, “Effective Date of FASB Statement No. 157”, the Company will delay application of SFAS No. 157 for non-financial assets and non-financial liabilities until January 1, 2009.

SFAS No. 157 clarified the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date.

SFAS No. 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy established by SFAS No. 157 is as follows:

Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2:  Significant observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

Level 3:  Significant unobservable inputs for the asset or liability. Unobservable inputs should reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability (including all assumptions about risk).

The Company used the following methods and significant assumptions to estimate fair value for assets and liabilities recorded at fair value.

Assets Held for Sale.  Included in assets held for sale are certain investments held for sale that are reported at fair value utilizing Level 1 inputs. The fair value of these investments held for sale is determined by obtaining quoted prices on nationally recognized securities exchanges.

Derivatives.  Derivatives are reported at fair value utilizing Level 2 inputs. The Company obtains dealer quotations to value its interest rate swaps.

The following table presents assets and liabilities measured at fair value on a recurring basis.

September 25, 2008	Total	Level 1	Level 2	Level 3
	(In thousands)

Assets:
Assets Held for Sale (Investments)	$44,401	$44,401	$—	$—
Liabilities:
Derivatives (Interest Rate Swaps)	$5,445	$—	$5,445	$—

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. The Company has not elected to account for any of its assets or liabilities at fair value and therefore adoption of SFAS No. 159 on January 1, 2008 did not affect its financial statements.

NOTE 9 —	COMPREHENSIVE INCOME

	(Successor)		(Predecessor)
	Nine Months Ended	Eight Months Ended	One Month Ended
	September 25,	September 27,	January 30,
	2008	2007	2007

Net income	$157,934	$34,250	$6,596
Changes in accumulated other comprehensive income (loss):
Change in unrealized gain on securities
Available for sale, net of tax	—	—	(3,958)
Derivative valuation adjustment, net of tax	(2,772)	—	—
Foreign currency translation, net of tax	(12,716)	—	—

Comprehensive Income	$142,446	$34,250	$2,638

NOTE 10 —	STOCK-BASED COMPENSATION

Restricted Stock and Stock Option Plans:  Effective March 27, 2007, the Company’s Board of Directors approved the formation of the 2007 Restricted Stock Plan and the 2007 Stock Option Plan. The purpose of these plans is to aid MRC in recruiting and retaining key employees, directors

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

and consultants of outstanding ability and to motivate such key employees, directors and consultants to exert their best efforts on behalf of the Company by providing incentives in the form of restricted stock and stock options. The Company expects that it will benefit from the added interest which such key employees, directors and consultants will have in the welfare of the Company as a result of their proprietary interest in the Company’s success.

Under the terms of the stock option plan, options may not be granted at prices less than their fair market value on the date of the grant, nor for a term exceeding 10 years. Vesting occurs in one-third increments on the third, fourth, and fifth anniversaries of the date specified in the employees’ respective option agreements. The Company expenses the fair value of the stock option grants on a straight-line basis over the vesting period. A Black-Scholes option pricing model was used to estimate the fair value of the stock options granted in 2007 and 2008. For purposes of measuring compensation, the Company relies on a calculated value that requires certain assumptions including volatility based on the appropriate industry sector. Following are the weighted average assumptions used to estimate the fair values of options:

	(Successor)		(Predecessor)
	Nine Months	Eight Months	One Month
	Ended September 25,	Ended September 27,	Ended January 30,
	2008	2007	2007

Risk-free interest rate	3.20%	4.10%	4.10%
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	22.07%	22.07%	22.07%
Expected lives	6.2 years	6.2 years	6.2 years

A summary of the status of stock option grants under the stock option plan for the nine months ended September 25, 2008, and changes during the nine months ended on that date is as follows:

		Weighted Average
	Options	Exercise Price

Outstanding at January 1, 2008	1,766,730	$4.82
Granted	1,983,350	$16.65
Exercised	—	—
Forfeited	(150,610)	$(5.15)
Expired	—	—

Outstanding at September 25, 2008	3,599,470	$11.32

Options exercisable at September 25, 2008	—	$—
Options vested at September 25, 2008	—	—

Under the terms of the restricted stock plan, restricted stock may be granted at the direction of the Board of Directors and vesting occurs in one-fourth increments on the second, third, fourth, and fifth anniversaries of the date specified in the employees’ respective restricted stock agreements. The Company expenses the fair value of the restricted stock grants on a straight-line basis over the vesting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

The following table summarizes restricted stock activity under the restricted stock plan during the nine months ended September 25, 2008,:

Shares

Balance at January 1, 2008	317,758
Granted	—
Forfeited	(33,047)
Issued	—

Balance at September 25, 2008	284,711

Recognized compensation expense under the stock option and restricted stock plans is set forth in the table below. There were no such expenses for the one month ended January 30, 2007.

	Nine Months	Eight Months
	Ended	Ended
	September 25,	September 27,
	2008	2007

Compensation expense
Stock options	$1,035,000	$160,000
Restricted stock	186,000	77,000

Total compensation expense	$1,221,000	$237,000

At September 25, 2008, the Company had $15.5 million and $1.0 million of unrecognized compensation expense related to outstanding stock options and restricted stock, respectively.

Restricted Common Units:  In conjunction with the acquisition of McJunkin by GSCP, certain key MRC employees received restricted common units of PVF that vest over a five-year requisite service period. Compensation expense associated with these restricted common units totaled $0.8 million for the nine months ended September 25, 2008 and $0.8 million for the eight months ended September 27, 2007 based upon their fair market value at the date they were issued which is being recognized on a straight-line basis over the vesting period. There was no such expense for the one month ended January 30, 2007. As of September 25, 2008, the Company had $3.8 million of unrecognized compensation expense related to outstanding restricted common units which will be amortized over a weighted average vesting period of four years.

Profits Units:  In conjunction with the acquisition of McJunkin by GSCP and the Red Man acquisition, certain key MRC employees received profits units in PVF that vest over a five-year requisite service period. These units entitle their holders to a share of any distributions made by PVF once common unit holders have received a return of all capital contributed to PVF. Compensation expense associated with these profits units totaled $4.3 million for the nine months ended September 25, 2008 and $1.1 million for the eight months ended September 27, 2007 based upon their fair market value at the date they were issued which is being amortized on a straight-line basis over the vesting period. There was no such expense for the one month ended January 30, 2007. As of September 25, 2008, the Company had $11.1 million of unrecognized compensation expense related to outstanding profits units which will be amortized over a weighted average vesting period of five years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

NOTE 11 —	EARNINGS PER SHARE

Basic earnings per share are computed based on the weighted-average number of common shares outstanding, excluding any dilutive effects of stock options and restricted stock. Diluted earnings per share are computed based on the weighted-average number of common shares outstanding including any dilutive effect of stock options and restricted stock. The dilutive effect of stock options and restricted stock are calculated under the treasury stock method. Earnings per share are calculated as follows:

	(Successor)		(Predecessor)
	Nine Months	Eight Months	One Month
	Ended	Ended	Ended
	September 25,	September 27,	January 30, 2007
	2008	2007	Class A	Class B

Net income (in thousands)	$157,934	$34,250	$6,381	$215

Average basic shares outstanding	155,068,285	51,296,777	16,940	570
Effect of dilutive securities	301,500	165,000	—	—

Average dilutive shares outstanding	155,369,785	51,461,777	16,940	570

Net income per share:
Basic	$1.02	$0.67	$376.70	$376.70
Diluted	$1.02	$0.67	$376.70	$376.70

Stock option grants are disregarded in this calculation if they are determined to be anti-dilutive. For the nine months ended September 25, 2008, the Company’s anti-dilutive stock options totaled 3,599,470. For the eight months ended September 27, 2007, the Company’s anti-dilutive stock options totaled 541,675. There were no stock options outstanding during the one month ended January 30, 2007.

NOTE 12 —	SALES BY PRODUCT LINE

The percentage of our net sales by product line are as follows:

	(Successor)		(Predecessor)
	Nine Months Ended	Eight Months Ended	One Month Ended
	September 25,	September 27,	January 30,
	2008	2007	2007

Type
Pipes, valves and fittings	81.9%	77.7%	78.3%
Oilfield and natural gas products	17.6%	21.7%	21.3%
Service revenue	0.5%	0.6%	0.4%

	100.0%	100.0%	100.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

NOTE 13 —	RELATED PARTY TRANSACTIONS

Leases

The Company leases certain land and buildings from Hansford Associates Limited Partnership (Hansford Associates) and Appalachian Leasing Company (Appalachian Leasing). The Company leases certain equipment and buildings from Prideco, LLC (Prideco).

Rent expense under operating leases with related parties is as follows (in thousands):

	(Successor)		(Predecessor)
	Nine Months Ended	Eight Months Ended	One Month Ended
	September 25,	September 27,	January 30,
	2008	2007	2007

Leases with Hansford Associates	$1,886	$1,723	$217
Leases with Appalachian Leasing	124	93	12
Leases with Prideco	96	—	—

	$2,106	$1,816	$229

Future minimum rental payments required under operating leases with related parties are as follows:

	September 25,	December 31,
(In thousands)	2008	2007

Hansford Associates	$3.2	$4.2
Appalachian Leasing	$0.4	$0.5
Prideco	$0.3	$0.3

	$3.9	$5.0

Midfield Supply ULC

In connection with Red Man’s 2005 acquisition of 51% of the shares of Midfield, a Shareholders’ Agreement between Red Man Pipe & Supply Canada, Ltd., the 51% majority shareholder of Midfield Supply ULC, and Midfield Holdings (Alberta) Ltd., the 49% minority interest shareholder of Midfield Supply ULC was created. This agreement, among other things, stipulates how profits of Midfield Supply ULC are shared. Midfield Holdings (Alberta) Ltd.’s portion of the profits are accrued and subsequently paid to shareholders of Midfield Holdings (Alberta) Ltd., who are also employees of Midfield Supply ULC, via a formal Employee Profit Sharing Plan (EPSP). In connection with the EPSP, $5.2 million and $8.9 million was accrued as of September 25, 2008 and December 31, 2007, respectively. Expenses associated with this plan are included in selling, general and administrative expenses. Red Man Pipe & Supply Canada, Ltd.’s portion of the profits was accrued and subsequently paid through an after-tax dividend, which has been eliminated in consolidation.

In connection with the EPSP payments, from time to time the minority shareholders make loans to the Company. These notes payable are unsecured, bear interest at 8% and have no fixed terms of repayment. Amounts payable to minority interest shareholders were $0 million and $25.0 million at September 25, 2008 and December 31, 2007, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN RED MAN HOLDING CORPORATION
September 25, 2008

Credit Facilities

Goldman Sachs Credit Partners L.P. (GSCP), an affiliate of the Goldman Sachs Funds, is one of the lenders under the Company’s Revolving Credit Facility, Term Loan Facility and Junior Term Loan Facility. GSCP is also a co-lead arranger and joint bookrunner under each of these facilities and is also the syndication agent under the Term Loan Facility and the Junior Term Loan Facility. GSCP was also a lender, co-lead arranger, joint bookrunner and syndication agent under the revolving credit facility that we entered into in January 2007. The January 2007 revolving credit facility was entered into in connection with the financing of the Goldman Sachs Funds acquisition and, at that time, the Company paid GSCP an $8.5 million financing fee. The January 2007 revolving credit facility was terminated in October 2007 in connection with the Revolving Credit Facility and the Red Man Transaction. In conjunction with entering into the Revolving Credit Facility and the Term Loan Facility in October 2007, the Company paid a $4.9 million financing fee to GSCP. The Company also paid a $4.4 million fee to GSCP in May 2008 in connection with the Junior Term Loan Facility and a fee of $0.5 million to GSCP in June 2008 in connection with the $50 million upsizing of the Company’s Revolving Credit Facility.

NOTE 14 —	SUBSEQUENT EVENTS

During October 2008, the Company upsized its revolving credit facility from $700 million to $800 million. Additionally, on October 8, 2008, the Company received a commitment for an additional $100 million under the revolving credit facility effective January 2, 2009, which would increase the total commitments under the revolving credit facility to $900 million.

On October 9, 2008, the Company acquired LaBarge Pipe & Steel Company (LaBarge). LaBarge is engaged in the sale and distribution of carbon steel pipes (predominately large diameter pipe) for use primarily in the North American energy infrastructure market and had net sales of $200.6 million in 2007. The Company acquired LaBarge for cash. The purchase price is based upon an enterprise value for LaBarge of $160 million, and is subject to a post-closing purchase price adjustment and customary indemnification provisions. Based on a good faith estimate of the purchase price, at closing, after paying $7.5 million into escrow for working capital adjustment and indemnification purposes, we paid an aggregate of $79.75 million to the LaBarge selling shareholders. This amount was determined by (a) deducting from the enterprise value estimated debt of $61.9 million, estimated company expenses of $1.45 million and the estimated net working capital adjustment of $10.7 million, and (b) adding back to the enterprise value estimated cash of $1.3 million. The cash purchase price may increase or decrease depending on the calculation of the final purchase price, which we expect will occur in the first quarter of 2009. We also agreed to pay up to an additional $45 million in cash if LaBarge meets certain EBITDA targets in 2008 and 2009 and any such additional payments would be made in March 2009 and March 2010, respectively.

On October 16, 2008, the Company’s Board of Directors declared a 500 for one stock split of its outstanding stock. All Successor information presented in the accompanying financial statements has been retroactively adjusted to reflect the 500 for one stock split.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
McJunkin Corporation
Charleston, West Virginia

We have audited the accompanying consolidated balance sheets of McJunkin Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of McJunkin Corporation and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Schneider Downs & Co., Inc

Columbus, Ohio
January 13, 2007

CONSOLIDATED BALANCE SHEETS

McJUNKIN CORPORATION AND SUBSIDIARIES
(Dollars in thousands, except per share amounts)

	December 31,
	2006	2005

ASSETS
CURRENT ASSETS
Cash	$3,748	$5,865
Receivables, less allowances of $2,015 and $1,743	168,877	163,775
Inventories	225,304	189,209
Other current assets	3,122	2,542

TOTAL CURRENT ASSETS	401,051	361,391
INVESTMENTS AND OTHER ASSETS
Investments:
PrimeEnergy and other oil and gas	40,396	32,226
Real estate and other	589	449

Total investments	40,985	32,675
Notes receivable	1,835	2,187
Cash value of life insurance	1,160	2,270

	43,980	37,132
FIXED ASSETS
Land and improvements	4,392	4,411
Buildings and building improvements	21,416	21,325
Equipment	43,143	42,402

	68,951	68,138
Allowances for depreciation	(41,743)	(41,909)

	27,208	26,229
PROPERTY HELD UNDER CAPITAL LEASES	2,104	2,283
INTANGIBLE ASSETS
Goodwill	6,274	6,274
Other intangible assets, net of accumulated amortization of $2,702 and $2,425	382	659

	6,656	6,933

	$480,999	$433,968

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable — trade	$130,864	$145,296
Accrued expenses and other liabilities	46,471	45,220
Customer prepayments	4,715	6,536
Dividends payable	—	26,216
Income taxes payable	2,500	8,516
Deferred income taxes	3,998	203
Current portion of long-term obligations:
Long-term debt	—	210
Capital leases	167	148

TOTAL CURRENT LIABILITIES	188,715	232,345
LONG-TERM OBLIGATIONS
Long-term debt	13,035	2,885
Capital leases	3,635	3,802
Other liabilities	1,799	2,290

	18,469	8,977
DEFERRED INCOME TAXES	15,627	12,389
MINORITY INTEREST IN McJUNKIN APPALACHIAN OILFIELD SUPPLY COMPANY	15,601	11,459
SHAREHOLDERS’ EQUITY
Capital stock, par value $700:
Class A common voting — authorized 37,860; issued and outstanding 16,940	11,858	11,858
Class B common nonvoting — authorized 5,000; issued and outstanding 570	399	399
Retained earnings	206,044	137,192
Other comprehensive income, net of deferred income taxes of $14,759 and $11,529	24,286	19,349

	242,587	168,798

	$480,999	$433,968

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

McJUNKIN CORPORATION AND SUBSIDIARIES
(Dollars in thousands, except per share data)

	Years Ended December 31,
	2006	2005

REVENUES
Net sales	$1,713,679	$1,445,770
Increase in fair market values of derivatives	—	499
Other income	2,615	2,361

TOTAL REVENUES	1,716,294	1,448,630
COSTS AND EXPENSES
Cost of goods sold (exclusive of depreciation and amortization shown separately below)	1,394,294	1,177,091
Selling, general and administrative	173,948	155,717
Profit sharing	15,064	13,144
Depreciation and amortization	3,936	3,743
Interest	2,845	2,707
Minority interest in McJunkin Appalachian	4,142	2,774
Amortization of intangibles	277	337
Other expenses	3,874	3,993

TOTAL COSTS AND EXPENSES	1,598,380	1,359,506

INCOME BEFORE INCOME TAXES	117,914	89,124
Income tax provision	48,340	36,583

NET INCOME	$69,574	$52,541

Earnings per share — Class A, basic	$3,972.08	$2,952.12
Earnings per share — Class A, diluted	$3,972.08	$2,952.12
Weighted average shares — Class A, basic	16,940	16,940
Weighted average shares — Class A, diluted	16,940	16,940
Earnings per share — Class B, basic	$4,012.08	$4,442.12
Earnings per share — Class B, diluted	$4,012.08	$4,442.12
Weighted average shares — Class B, basic	570	570
Weighted average shares — Class B, diluted	570	570
Dividends per common share, Class A	$40	$1,490
Dividends per common share, Class B	$80	$2,980

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

McJUNKIN CORPORATION AND SUBSIDIARIES
Years Ended December 31, 2006 and 2005
(Dollars in thousands, except per share amounts)

	Class A		Class B			Accumulated Other
	Common Stock		Common Stock		Retained	Comprehensive
	Shares	Amount	Shares	Amount	Earnings	Income	Total

Balances at January 1, 2005	16,940	$11,858	570	$399	$111,592	$8,469	$132,318
Net income for the year 2005		—		—	52,541	—	52,541
Unrealized and realized gain in PrimeEnergy-net of deferred taxes	—	—	—	—	—	10,880	10,880

Net comprehensive income		—		—	52,541	10,880	63,421
Cash dividends on common stock:
On Class A, $1,490 per share		—		—	(25,242)	—	(25,242)
On Class B, $2,980 per share	—	—	—	—	(1,699)	—	(1,699)

Balances at December 31, 2005	16,940	11,858	570	399	137,192	19,349	168,798
Net income for the year 2006		—		—	69,574	—	69,574
Unrealized and realized gain in PrimeEnergy-net of deferred taxes	—	—	—	—	—	4,937	4,937

Net comprehensive income	—	—	—	—	69,574	4,937	74,511
Cash dividends on common stock:
On Class A, $40 per share	—	—	—	—	(677)	—	(677)
On Class B, $80 per share	—	—	—	—	(45)	—	(45)

Balances at December 31, 2006	16,940	$11,858	570	$399	$206,044	$24,286	$242,587

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

McJUNKIN CORPORATION AND SUBSIDIARIES
(Dollars in thousands)

	Years Ended December 31,
	2006	2005

CASH PROVIDED BY (USED IN) OPERATIONS
Net income	$69,574	$52,541
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	3,936	3,743
Deferred income taxes	3,802	(4,905)
Minority interest in McJunkin Appalachian	4,142	2,774
Amortization of intangibles	277	337
Increase in fair market values of derivatives	—	(499)
Provision for losses on receivables	414	90
Reduction of inventory loss provision	(260)	(233)
Non-operating gains and other items not providing cash	(571)	(1,001)

Changes in operating assets and liabilities:
Accounts receivable	(5,516)	(53,444)
Inventories	(35,835)	(36,386)
Income taxes	(6,016)	6,823
Other current assets	(580)	(65)
Accounts payable	(14,432)	47,694
Accrued expenses and other current liabilities	(583)	12,916

NET CASH PROVIDED BY OPERATIONS	18,352	30,385
INVESTING ACTIVITIES
Fixed asset purchases — net of proceeds from disposals	(4,960)	(7,725)
Other investment and notes receivable transactions	1,698	1,024

NET CASH USED IN INVESTING ACTIVITIES	(3,262)	(6,701)
FINANCING ACTIVITIES
Proceeds from (Payments on) long-term obligations	9,731	(11,319)
Dividends paid	(26,938)	(9,765)

NET CASH USED IN FINANCING ACTIVITIES	(17,207)	(21,084)

(Decrease) Increase in cash	(2,117)	2,600
Cash — beginning of year	5,865	3,265

CASH — END OF YEAR	$3,748	$5,865

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

McJUNKIN CORPORATION AND SUBSIDIARIES
December 31, 2006

NOTE A —	SIGNIFICANT ACCOUNTING POLICIES

Business Operations:  McJunkin Corporation and its subsidiaries (the Company) are national distributors of pipe, valves, and fittings (PVF), with locations in principal industrial centers. Major customers represent the chemical, petroleum refining and other segments of the raw materials processing industry and the construction industry. PVF product lines and their share of total sales for 2006 and 2005 include carbon steel pipe (approximately 33% and 34%) and stainless steel and carbon steel valves (approximately 20% and 21%). Products are obtained from a broad range of suppliers.

Basis of Presentation:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements include the accounts of McJunkin Corporation and its wholly-owned and majority-owned subsidiaries. The residual ownership in the equity and income of McJunkin Appalachian Oilfield Supply Company (approximately 14%) is reflected as minority interest. All significant intercompany transactions have been eliminated. Certain 2005 amounts have been reclassified to conform to 2006 presentation. Such reclassifications did not impact net income or shareholders’ equity.

Financial Instruments:  Financial instruments that potentially could subject the Company to concentrations of credit risk consist principally of trade accounts and notes receivable. The Company minimizes such risk by closely monitoring extensions of trade credit. Sales to industries in 2006 and 2005 in which the Company has significant receivables were gas utility (15% and 17%), petroleum refining (14% in both years), chemical processing (12% in both years), and contractors (12% in both years). The Company estimates losses for uncollectible accounts based on the aging of the accounts receivable and the evaluation of the likelihood of collection. Credit losses relating to customers in these industries historically have been insignificant.

The Company sells to a large, U.S.-owned, multi-national, energy company in Nigeria through its wholly-owned subsidiary, McJunkin-Nigeria Limited. The collection of the receivables generated by these sales could be negatively impacted by such factors as changes in Nigerian or worldwide economic or political conditions. Credit losses relating to sales in Nigeria have been insignificant. Total net assets invested in Nigeria at December 31, 2006 and 2005, approximated $2,956,000 and $5,205,000.

The Company believes that the carrying values of all significant assets and liabilities, which meet the definition of financial instruments, approximate their fair values.

Income Taxes:  Deferred income taxes are provided under the liability method. The liability method requires that deferred tax assets and liabilities be determined based on differences between the financial reporting and tax bases of assets and liabilities using the tax rate expected to be in effect when the taxes will actually be paid or refunds received.

Insurance:  The Company is self-insured for portions of employee healthcare and maintains a deductible program as it relates to workers’ compensation, automobile liability, and general liability claims including, but not limited to, product liability claims, which are secured by various letters of credit totaling $3,195,000. Commercially comprehensive catastrophic coverage is maintained. The company’s liability and related expenses for claims are estimated based upon past experience. The company’s historical claim data is used to project anticipated losses. The reserves are deemed by the company to be sufficient to cover outstanding claims including those incurred but not reported as of the estimation date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN CORPORATION AND SUBSIDIARIES
December 31, 2006

Inventories:  Inventories are valued at the lower of cost (principally last-in, first-out method) or market.

Investments:  The Company has equity investments in certain oil and gas interests that are either thinly traded in the over-the-counter market or are not publicly traded. Such investments, considered available for sale, are carried at estimated fair value. Unrealized gains and losses on available-for-sale securities are recognized in comprehensive income to the extent they are material. Total accumulated gains, net of deferred taxes, in comprehensive income are $24,286,000 at December 31, 2006.

The thinly traded nature of PrimeEnergy stock results in significant fluctuations in the stock price. Accordingly, the proceeds from any sale of the stock could be significantly less than the December 31, 2006 carrying value, $40,217,000. An officer of the Company serves as a director of PrimeEnergy.

Real estate investments, primarily limited partnerships, are generally carried at the lower of cost or estimated realizable value.

Fixed Assets:  Land, buildings and equipment are stated on the basis of cost. For financial statement purposes, depreciation is computed over the estimated useful lives of the assets by the straight-line method; accelerated depreciation and cost recovery methods are used for income tax purposes.

Certain long-term lease transactions relating to the financing of land and buildings are accounted for as installment purchases. These properties are capitalized as leased facilities and amortized on a straight-line basis over their lease terms. The corresponding lease rental obligations represent the present value of future lease payments.

Derivative Instruments:  The Company had an interest rate swap, which expired in December 2005, and collar, which expired in September 2006, that were carried at fair value as either assets or liabilities on the balance sheet. Changes in the fair value of the derivative instruments were recognized in current earnings in the year of change.

Retirement Plans:  Employees with at least six months of service participate in the Company’s profit sharing plan. Contributions to the plan are based on the earnings of the Company, as defined in the plan document. Employees may also participate in the McJunkin Savings Plan, whereby a portion of the individuals’ base earnings may be deferred and partially matched by the Company, pursuant to section 401(k) of the Internal Revenue Code. The Company’s matching portion under the 401(k) plan approximated $837,000 and $830,000 in 2006 and 2005.

Revenue Recognition:  The Company records sales revenue upon shipment of goods or performance of services. Shipping costs are included in cost of goods sold in the consolidated statements of income.

Intangibles:  The Company tests its goodwill and intangible assets for impairment annually. The impairment tests are performed at the distribution operations reporting level of the Company, which holds 100% of the consolidated intangible assets. At December 31, 2006 and 2005, the Company had no impairment in the carrying value of its intangible assets.

Goodwill carried by the Company is not amortized for financial reporting purposes, but is eligible for deduction for income tax purposes. The Company amortizes intangible assets with finite lives, such as non-compete agreements, trade names, and customer lists and relationships over the legal or estimated lives of the individual assets, principally from one to six years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN CORPORATION AND SUBSIDIARIES
December 31, 2006

Stock Split:  All prior period capital stock and applicable share amounts have been retroactively adjusted to reflect a 5-for-1 split of the Company’s capital stock effective October 4, 2005.

NOTE B —	INVENTORIES

If inventories were reported at values approximating current costs, as would have resulted from using the first-in, first-out method, they would have been $74,414,000 and $62,188,000 higher at December 31, 2006 and 2005. In addition, after giving pro forma effect to profit sharing and income taxes, net income would have been higher by $7,947,000 in 2006 and $13,114,000 in 2005.

The Company’s inventory is composed of finished goods. There are no general and administrative costs charged to inventory.

NOTE C —	LONG-TERM DEBT

The Company maintains lines of credit that include an unsecured multi-bank revolving lending agreement totaling $60 million. In addition, McJunkin Appalachian, which is financed on a stand-alone basis with no guarantees provided by McJunkin Corporation, maintains its own long-term revolving credit/term loan agreement totaling $7.5 million. These long-term loan agreements contain covenants that require maintenance of minimum tangible net worth and other financial ratios. Such covenants could restrict investments outside the Company’s primary line of business, capital expenditures, and dividend payments.

The Company has a $50 million trade receivables securitization facility with a group of financial institutions and uses a special-purpose, wholly-owned, consolidated subsidiary, McJunkin Receivables Corporation (MRC), for the sole purpose of buying substantially all of the trade accounts receivable of the Company, other than McJunkin Appalachian, McJunkin-Nigeria and McJunkin-Puerto Rico. Under these facilities, the Company transfers all eligible accounts receivable to MRC, which in turn sells an undivided ownership interest in the receivables into commercial paper conduits administered by the banks. This agreement is accounted for as a secured borrowing; thus, all receivables outstanding under the program and corresponding debt are recognized in the consolidated balance sheet. The assets of MRC are available to satisfy the claims of the financial institutions to the extent of the securitized debt. The Company services the receivables and retains an interest in the receivables subordinate to the amount borrowed under the agreement. MRC retains the risk of credit loss on the receivables and, accordingly, the full amount of the allowance for doubtful accounts has been reflected on the consolidated balance sheets. The credit losses and delinquencies relating to these receivables were not material in 2006 and 2005.

The conduits obtain the funds to purchase interests in receivables by selling commercial paper to third-party investors. The facility provides that as accounts receivable are collected, MRC can elect to have the commercial paper conduits reinvest the proceeds in new accounts receivable. Fundings under the facility are limited to the lesser of a funding base of eligible receivables, as defined in the agreement, or $50 million. Amounts outstanding under the agreement as of December 31, 2006, were $2 million. There were no amounts outstanding at the end of 2005. Due to the current nature of the Company’s retained interest in the receivables, the book value of the receivables represents the best estimate of the fair market value. This three-year agreement bears interest at a margin over A1P1 commercial paper rates.

The facility requires the Company to comply with various affirmative or negative covenants including, among other things, accounts receivable delinquency, dilution, and days sales outstanding ratios and maintenance of a minimum $5 million net worth in MRC. The securitization agreement

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN CORPORATION AND SUBSIDIARIES
December 31, 2006

contains certain restrictive covenants, including further sale or placement of liens on accounts receivable, adherence to collection policies, restrictions concerning mergers, and commingling of funds between MRC and the Company. The financial institutions may terminate the facility upon the occurrence of, and failure to cure, termination events including violations of representations, warranties and covenants. The commercial paper conduits, in addition to their rights to collect payments from that portion of the interest in the accounts receivable owned by them, also have rights to collect payments from that portion of the ownership interest in the accounts receivable that is owned by MRC. The Company was in compliance with the covenants contained in its credit agreements during the years ended December 31, 2006 and 2005.

The total trade receivables pledged as collateral under this agreement at December 31, 2006 and 2005, were $121,641,000 and $119,692,000.

Maturities of long-term debt are $2,000,000 in 2009 and $11,035,000 in 2010, including certain amounts that are due on demand but excluded from current liabilities because the Company intends to replace such borrowings with funds available under existing, unused long-term lines of credit. At December 31, 2006, the Company, exclusive of McJunkin Appalachian, had unused short-term and long-term lines of credit of $10,765,000 and $99,700,000; McJunkin Appalachian had unused short-term and long-term lines of credit of $5 million and $7.5 million.

The Company entered into an interest rate swap agreement in 2000 and interest rate collar agreement in 2001 to reduce its exposure to potential interest rate increases. The swap agreement, which expired in 2005, enabled the Company to make fixed rate (6.39%) payments and receive floating rate (one-month LIBOR) payments on a notional amount of $10 million. The collar agreement, which expired in 2006, enabled the Company to make fixed rate (ceiling rate of 5.50% and a floor rate of 4.08%) payments and receive floating rate (one-month LIBOR) payments on a notional amount of $10 million. Only interest payments, not the notional amounts, were exchanged. The differences between the amounts exchanged in 2006 and 2005 were not significant. The Company’s interest cost exposure was limited to the difference between the 5.24% (weighted average) and a lower floating interest rate, if any, applied to the notional amounts then outstanding. Management believes it mitigated counter party credit risk by entering into these agreements only with major financial institutions. There were no accumulated derivative liabilities at December 31, 2006 and 2005.

The Company paid interest of $2,831,000 and $2,630,000 in 2006 and 2005.

The Company’s long-term debt consists of:

	December 31,
	2006	2005
	(In $000’s)

Revolving credit/term loan agreement at a variable rate between LIBOR and prime, due in 2010	$8,300	$2,500
Short-term debt expected to be refinanced on a long-term basis at a variable rate between LIBOR and prime, due in 2010	2,735	385
Other long-term obligations	—	210
Three-year asset securitization at a variable rate based on commercial paper due in 2009	2,000	—

	13,035	3,095
Less current portion	—	210

	$13,035	$2,885

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN CORPORATION AND SUBSIDIARIES
December 31, 2006

NOTE D —	LEASES

The Company leases land and buildings at various locations from Hansford Associates and Appalachian Leasing. Certain officers and directors of the Company participate in the ownership of Hansford Associates and Appalachian Leasing. Most of these leases are renewable for various periods through 2026 and contain clauses for escalation of lease payments, payment of real estate taxes, maintenance, insurance, and certain other operating expenses of the properties. Leases with unrelated parties contain similar provisions. Lease amortization was $179,000 in 2006 and 2005.

Property held under capital leases in the balance sheets consists of:

	December 31,
	2006	2005
	(In $000’s)

Land and buildings	$4,881	$4,881
Allowances for amortization	(2,777)	(2,598)

	$2,104	$2,283

Future minimum lease payments under capital leases aggregate to $11,088,000, of which $3,608,000 represents interest and $3,678,000 represents escalation and executory costs. The present value of net minimum lease payments is $3,802,000, all applicable to Hansford Associates. Annual payments under capital leases are $949,000 for years 2007 through 2011.

Rental expense under operating leases amounted to $8,836,000 in 2006 and $8,070,000 in 2005, including $1,534,000 in 2006 and $1,474,000 in 2005 applicable to leases with Hansford Associates and $153,000 in 2006 and $154,000 in 2005 applicable to leases with Appalachian Leasing. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year aggregate to $19,061,000 and include leases applicable to Hansford Associates ($3,902,000) and leases applicable to Appalachian Leasing ($180,000). Annual operating lease payments are $7,848,000, $6,616,000, $2,237,000, $956,000, and $626,000 for years 2007 through 2011.

NOTE E —	FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The Company’s financial assets and liabilities are recorded in the consolidated balance sheets at historical cost, which approximates fair value.

Investments:  Investments are carried at fair market value based on quoted market prices.

Short-Term and Long-Term Borrowings:  Borrowings under the credit facilities have variable rates that reflect currently available terms and conditions for similar debt. The carrying amount of this debt is a reasonable estimate of its fair value.

Leases:  Management estimated the fair value of the Company’s lease obligations using discounted cash flow analysis based on the Company’s current lease rates for similar leases, and determined that the fair value is not materially different from their carrying values.

Derivatives:  The Company utilized interest rate swaps and collars to reduce its exposure to potential interest rate increases. Changes in fair values of derivative instruments were based upon independent market quotes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN CORPORATION AND SUBSIDIARIES
December 31, 2006

NOTE F —	INCOME TAXES

Income taxes included in the consolidated statements of income consist of:

	Years Ended December 31,
	2006	2005
	(in $000’s)

Federal:
Current	$36,514	$34,075
Deferred	3,129	(4,037)

	39,643	30,038
State and local:
Current	8,024	7,413
Deferred	673	(868)

	8,697	6,545

INCOME TAX PROVISION	$48,340	$36,583

The Company’s effective tax rate varied from the statutory federal income tax rate for the following reasons:

	Years Ended December 31,
	2006	2005
	(in $000’s)

Federal tax expense at statutory rates	$41,270	$31,193
State taxes	5,653	4,254
Non-deductible sales expenses	409	372
Other	1,008	764

INCOME TAX PROVISION	$48,340	$36,583

Effective rate	41.0%	41.0%

The Company paid $50,553,000 and $34,665,000 in 2006 and 2005 for federal and state taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN CORPORATION AND SUBSIDIARIES
December 31, 2006

Significant components of the Company’s current deferred tax assets and liabilities are as follows:

	December 31,
	2006	2005
	(in $000’s)

Deferred tax assets:
Accounts receivable valuation	$797	$689
Real estate and investment bases differences	86	312
Expenses deductible as paid	3,684	3,453

Total deferred tax assets	4,567	4,454
Deferred tax liabilities:
Inventory valuation	(6,464)	(2,612)
Accelerated depreciation and amortization	(2,969)	(2,905)
Investment basis difference	(14,759)	(11,529)

Total deferred tax liabilities	(24,192)	(17,046)

Net deferred tax liabilities	$(19,625)	$(12,592)

NOTE G —	CONTINGENCIES

The Company is involved in various legal proceedings and claims, both as a plaintiff and a defendant, which arise in the ordinary course of business. These legal proceedings include claims where the Company is named as a defendant in lawsuits brought against a large number of entities by individuals seeking damages for injuries allegedly caused by certain products containing asbestos. As of December 31, 2006 the Company was a defendant in lawsuits involving over 800 such claims. Each claim involves allegations of exposure to asbestos-containing materials by a single individual or an individual, his or her spouse and/or family members. The complaints typically name many other defendants. In the majority of these lawsuits, little or no information is known regarding the nature of the plaintiffs’ alleged injuries or their connection with the products distributed by the Company. Through December 31, 2006, lawsuits involving over 11,000 claims had been brought against the Company with the majority being settled, dismissed or otherwise resolved. In total, since the first asbestos claims brought against the Company approximately $200,000 had been paid to asbestos claimants through December 31, 2006, in connection with settlements of claims against the Company without regard to insurance recoveries.

The Company believes that its current accruals for pending asbestos-related litigation are adequate. However, there is a possibility that resolution of these matters may result in liabilities materially different than amounts accrued. Also, there is a possibility that resolution of certain of the Company’s legal contingencies for which there are no liabilities recorded could result in a loss. Management is not able to estimate the amount of such loss, if any. However, in the opinion of the Company, after consultation with counsel, the ultimate resolution of all pending matters is not expected to have a material effect on its financial position, although it is possible that such resolutions could have a material adverse impact on net income and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

McJUNKIN CORPORATION AND SUBSIDIARIES
December 31, 2006

NOTE H —	SALES BY PRODUCT LINE

The percentage of our net sales by product line are as follows:

	Year Ended
	December 31,
Type	2006	2005

Pipe, valves and fittings	77.9%	78.0%
Oilfield and natural gas products	21.7%	21.6%
Service revenue	0.4%	0.4%

Total	100.0%	100.0%

NOTE I —	SUBSEQUENT EVENT

On December 4, 2006, McJunkin entered into a definitive agreement (the Merger Agreement) to be acquired by McJ Holding Corporation (ParentCo), a wholly owned subsidiary of McJ Holding LLC (HoldCo). Both ParentCo and HoldCo were formed by Goldman Sachs Capital Partners (GSCP) for purposes of facilitating this acquisition. On January 12, 2007, McJunkin’s shareholders voted to approve the Merger Agreement. Under the terms of the Merger Agreement, McJunkin’s shareholders will exchange their shares in McJunkin for cash and ownership units of HoldCo in a transaction valued at approximately $1.065 billion, including associated fees and refinanced debt. At the conclusion of the transaction, McJunkin shareholders will own an approximate 40% interest in HoldCo with GSCP and their affiliates holding the remaining interest. The transaction is expected to close on or about January 30, 2007.

It is anticipated that the acquisition will be financed with a term loan of $575 million, asset-based revolver borrowings of $75 million, existing capital leases of $3.6 million and an equity investment of approximately $411 million, which includes equity rolled over from existing McJunkin shareholders of approximately $169 million.

Under the provisions of the Merger Agreement, certain of the Company’s assets will be liquidated subsequent to closing and distributed to McJunkin’s current shareholders. These include the investment in PrimeEnergy as well as certain real estate holdings. At December 31, 2006, these assets had a net book value of approximately $27.1 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
McJunkin Corporation
Charleston, West Virginia

We have audited the consolidated financial statements of McJunkin Corporation and subsidiaries as of December 31, 2006 and 2005, and for the years then ended, and have issued our report thereon dated January 13, 2007. Our audits also included the consolidated financial statement schedule of the Company listed in the accompanying schedule. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, the consolidated financial statement schedule as of and for the years ended December 31, 2006 and 2005, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/  Schneider Downs & Co., Inc.

Columbus, Ohio
January 13, 2007

Schedule II — Valuation and Qualifying Accounts Worksheet

	(B) Balance	(C) Additions		(E) Balance
	at Beginning	Charged to		at end
(A) Description (1)	of Period	Costs and Expenses	(D) Deductions (1)	of Period

Allowance for
Doubtful Accounts
2005	$1,722,000	$90,000	$68,654	$1,743,346
2006	$1,743,346	$414,000	$142,346	$2,015,000

(1)	Includes write off of uncollectible accounts receivable, net of recoveries.

Report of Independent Auditors

To the Board of Directors and Stockholders
Red Man Pipe & Supply Co.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, preferred stock and stockholders’ equity, and cash flows present fairly, in all material respects, the financial position of Red Man Pipe and Supply Co. and Subsidiaries (the “Company”) at October 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma
February 15, 2008

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
October 31, 2006 and 2007

	2006	2007
	(in thousands of dollars, except share amounts)

Assets
Current assets
Cash	$457	$13,866
Accounts receivable, less allowance for doubtful accounts of $2,204 and $1,755 in 2006 and 2007, respectively	303,629	329,073
Inventories	336,714	329,272
Income tax receivable	5,473	—
Other current assets	929	243

Total current assets	647,202	672,454

Property, plant and equipment, net	29,931	39,583
Goodwill	76,198	91,077
Intangible assets, net of accumulated amortization of $4,047 and $8,913 in 2006 and 2007, respectively	28,422	30,034
Investments	6,689	5,057
Other assets	2,558	120

Total assets	$791,000	$838,325

Liabilities and Stockholders’ Equity
Current liabilities
Operating lines of credit	$27,028	$—
Trade accounts payable	187,162	209,513
Accrued liabilities	63,043	41,988
Income taxes payable	3,457	3,427
Notes payable	6,939	3,910
Deferred revenue	1,488	—
Term loans due on demand	3,975	10,519
Deferred income tax liabilities	22,721	28,974

Total current liabilities	315,813	298,331

Long-term debt, less current portion	207,418	31,434
Payable to minority interest shareholders	28,009	25,718
Deferred income tax liabilities	5,923	7,826
Other long-term liability (Note 2)	—	125,113

Total liabilities	557,163	488,422

Commitments and contingencies (Notes 7 and 9)
Minority interest	49,423	76,064
Stockholders’ equity
Preferred stock, $2,500 par value, 2,000 shares authorized, none issued and outstanding as of October 31, 2006 and 2007	—	—
Class A common stock, $0.01 par value, 50,000,000 shares authorized, 144,831 and 143,976 issued and outstanding as of October 31, 2006 and 2007, respectively	2	2
Class B common stock, $0.01 par value, 50,000,000 shares authorized, 34,344 issued and outstanding as of October 31, 2006 and 2007	—	—
Additional paid-in capital	2,480	8,159
Retained earnings	176,091	258,274
Accumulated other comprehensive income	6,343	7,404

	184,916	273,839
Treasury stock, at cost	(502)	—

Total stockholders’ equity	184,414	273,839

Total liabilities and stockholders’ equity	$791,000	$838,325

The accompanying notes are an integral part of these consolidated financial statements.

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended October 31, 2005, 2006 and 2007

	2005	2006	2007
	(in thousands of dollars)

Sales	$1,224,174	$1,815,345	$1,981,990

Costs and expenses
Cost of products sold	1,023,030	1,551,118	1,632,320
Selling, general and administrative expenses	100,211	172,192	186,551

Total costs and expenses	1,123,241	1,723,310	1,818,871

Operating income	100,933	92,035	163,119

Other income (expense)
Interest expense	(8,431)	(15,024)	(20,641)
Other, net	973	3,317	(2,658)

	(7,458)	(11,707)	(23,299)

Income before income taxes	93,475	80,328	139,820
Income tax expense	34,208	26,498	57,572

	59,267	53,830	82,248
Non-controlling interest	—	176	65

Earnings before discontinued operations	59,267	53,654	82,183
Discontinued operations
Earnings (loss) from discontinued operations, net of EPSP and income tax (Note 4)	528	(2,177)	—
Gain on sale of discontinued operations, net of EPSP and income tax	—	8,170	—

Net income	$59,795	$59,647	$82,183

The accompanying notes are an integral part of these consolidated financial statements.

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended October 31, 2005, 2006 and 2007

	2005	2006	2007
	(in thousands of dollars)

Net income	$59,795	$59,647	$82,183
Other comprehensive income, net of taxes
Change in value of cash flow derivative instruments used as cash flow hedges	(743)	—	—
Reclassification — derivative settlements	1,226	—	—
Currency translation adjustments	248	6,095	1,061

Comprehensive income	$60,526	$65,742	$83,244

The accompanying notes are an integral part of these consolidated financial statements.

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Years Ended October 31, 2005, 2006 and 2007

			Common Stock						Accumulated
	Class C		Voting		Non-Voting		Additional		Comprehensive
	Preferred Stock		Class A		Class B		Paid-in	Retained	Income	Treasury Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	(Loss)	Shares	Amount	Total
	(in thousands of dollars, except per share amounts)

Balances at October 31, 2004	—	$—	146	$2	34	$—	$2,628	$56,649	$(483)	(1)	$(87)	$58,709
Net income	—	—	—	—	—	—	—	59,795	—	—	—	59,795
Acquisition of treasury stock	—	—	—	—	—	—	—	—	—	(1)	(61)	(61)
Retirement of treasury stock	—	—	(2)	—	—	—	(148)	—	—	2	148	—
Gain on derivative instruments designated and qualifying as cash flow hedging instruments	—	—	—	—	—	—	—	—	483	—	—	483
Currency translation adjustments	—	—	—	—	—	—	—	—	248	—	—	248

Balances at October 31, 2005	—	—	144	2	34	—	2,480	116,444	248	—	—	119,174

Net income	—	—	—	—	—	—	—	59,647	—	—	—	59,647
Acquisition of treasury stock	—	—	—	—	—	—	—	—	—	(1)	(502)	(502)
Currency translation adjustments	—	—	—	—	—	—	—	—	6,095	—	—	6,095

Balances at October 31, 2006	—	—	144	2	34	—	2,480	176,091	6,343	(1)	(502)	184,414

Net income	—	—	—	—	—	—	—	82,183	—	—	—	82,183
Retirement of treasury stock	—	—	—	—	—	—	(502)	—	—	1	502	—
Shareholder contributions (Note 2)	—	—	—	—	—	—	6,181	—	—	—	—	6,181
Currency translation adjustments	—	—	—	—	—	—	—	—	1,061	—	—	1,061

Balances at October 31, 2007	—	$—	144	$2	34	$—	$8,159	$258,274	$7,404	—	$—	$273,839

The accompanying notes are an integral part of these consolidated financial statements.

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended October 31, 2005, 2006 and 2007

	2005	2006	2007
	(in thousands of dollars)

Cash flows from operating activities
Net income	$59,795	$59,647	$82,183
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	3,916	8,300	9,680
Write-off of obsolete inventories	2,289	3,383	4,363
Gain on disposal of assets	(60)	(83)	(2,336)
Impairment loss on goodwill and intangible assets	—	—	5,149
Stock compensation expense	—	—	963
Equity in earnings of unconsolidated subsidiary	(705)	—	—
Gain on sale of discontinued operations	—	(16,585)	—
Deferred income taxes	15,364	(2,056)	7,214
Minority interest	—	176	66
Other, net	(271)	(277)	—
Decrease (increase) in assets
Accounts receivable	(59,120)	(63,380)	(8,626)
Income tax receivable	135	—	5,008
Inventories	(65,164)	(98,085)	18,724
Other assets	(1,799)	(1,563)	3,162
Increase (decrease) in liabilities
Accounts payable and accrued liabilities	30,528	53,027	(22,937)
Income tax payable	1,223	1,936	(329)
Other current liabilities	—	(736)	—
Other long-term liabilities	2,450	(163)	—

Net cash provided by (used in) operating activities	(11,419)	(56,459)	102,284

Cash flows from investing activities
Purchase of property, plant and equipment	(5,801)	(14,468)	(12,193)
Proceeds from disposal of property, plant and equipment	347	1,285	3,673
Proceeds from disposal of subsidiary	—	35,220	—
Business acquisitions	(45,874)	(12,784)	(3,747)
Advance to related parties	—	(4,877)	—
Repayment of advances to unconsolidated subsidiaries	957	—	—
Purchases of investment	—	(879)	—
Other, net	(40)	—	(243)

Net cash provided by (used in) investing activities	(50,411)	3,497	(12,510)

The accompanying notes are an integral part of these consolidated financial statements.

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended October 31, 2005, 2006 and 2007

	2005	2006	2007
	(in thousands of dollars)

Cash flows from financing activities
Advances on long-term debt	1,143,106	1,403,024	1,353,302
Payments on long-term debt	(1,093,917)	(1,338,977)	(1,398,620)
Extinguishment of debt	—	—	(120,027)
Advances on operating lines of credit	371	—	—
Payments on operating lines of credit	(396)	(2,665)	(27,606)
Advances on notes payable	20,450	1,757	—
Advances from affiliates	—	—	120,027
Advances to affiliate	—	—	2,504
Repayments of term loans	(675)	(1,619)	—
Repayment of notes payable	—	(20,369)	(7,087)
Advances (payments) to minority interest shareholders	(7,974)	13,087	(6,238)
Acquisition of treasury stock	(61)	(502)	—
Repayments to shareholders	—	(918)	—
Capital contributions	—	—	6,181
Financing costs	—	—	(898)
Other	—	(155)	292

Net cash provided by (used in) financing activities	60,904	52,663	(78,170)

Effect of exchange rate changes on cash and cash equivalents	18	(161)	1,805

Net increase (decrease) in cash	(908)	(460)	13,409
Cash
Beginning of year	1,825	917	457

End of year	$917	$457	$13,866

Supplemental cash flow data
Interest paid	$7,228	$18,133	$21,961
Income taxes paid	18,144	30,436	45,118

The accompanying notes are an integral part of these consolidated financial statements.

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2005, 2006 and 2007

1.	Summary of Significant Accounting Policies and Nature of Operations

Nature of Operations

Red Man Pipe & Supply Co. (“the Company”) is a distributor of tubular goods, including oil country tubular goods and line pipe, and operates service and supply centers which distribute maintenance, repair and operating products utilized primarily in the energy industry as well as industrial products consisting primarily of line pipe, valves, fittings and flanges. The Company distributes products and tubular goods through service and supply centers and sales locations strategically located close to the major hydrocarbon producing and refining areas of the United States and Canada. Additionally, the Company distributes its products and tubular goods to customers in various locations outside of North America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Red Man Pipe & Supply Co. and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments that are not wholly owned, but where we exercise control, are fully consolidated with the equity held by minority owners reflected as minority interest in the accompanying financial statements. Investments in unconsolidated affiliates, over which we exercise significant influence, but not control, are accounted for by the equity method. Investments in which we exercise no control or significant influence are accounted for under the cost method.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Derivatives and Hedging

The Company follows Financial Accounting Standard No. 133 (including subsequent amendments) Accounting for Derivative Instruments and Hedging Activities. These statements require all derivatives to be recognized on the balance sheet and measured at fair value. If a derivative is designated as a cash flow hedge, the Company is required to measure the effectiveness of the hedge, or the degree that the gain (loss) for the hedging instrument offsets the loss (gain) on the hedged item, at each reporting period. The effective portion of the gain (loss) on the derivative instrument is recognized in other comprehensive income as a component of equity and, subsequently, reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of a derivative’s change in fair value is required to be recognized in earnings immediately. Derivatives that do not qualify for hedge treatment under FAS 133 must be recorded at fair value with gains (losses) recognized in earnings in the period of change. There were no derivatives outstanding at October 31, 2006 and 2007.

Insurance

The Company is self-insured for portions of employee healthcare, maintained a large deductible program for Automobile Collision, and maintains a guaranteed cost program as it relates to Workers Compensation, Automobile Liability, and General Liability, including but not limited to Product Liability.

Under our Property & Casualty Program, we have an Umbrella Liability policy that covers liabilities in excess of $1 million. We also have Excess Liability coverage for liabilities in excess of $25 million.

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2005, 2006 and 2007

Inventories

The Company accounts for inventories using the Last-In, First-Out (“LIFO”) method. The majority of the Company’s inventories are valued at the lower of LIFO cost or market. If the LIFO method of valuing inventories were not used, total inventories would have been $70.0 and $62.0 million higher at October 31, 2006 and 2007, respectively. However, certain of the Company’s Canadian-based inventories, totaling $73.6 million and $79.1 million at October 31, 2006 and 2007, respectively, are valued utilizing the lower of cost or market method. The Company’s inventory is composed of finished goods. There are no general and administrative costs charged to inventory.

During 2007, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the current cost of purchases, the effect of which decreased costs of products sold by approximately $28.3 million in 2007. There were no LIFO liquidations in 2005 and 2006.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and include expenditures for facilities as well as significant improvements to existing facilities. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income for the period. Maintenance and repairs are charged to expense as incurred.

Depreciation and amortization are computed utilizing both straight-line and accelerated methods over the estimated useful lives of the property. The ranges of estimated useful lives for financial reporting are as follows:

Years

Buildings and improvements	5 -- 40
Machinery, shop equipment and vehicles	5 -- 12
Furniture, fixtures and office equipment	3 -- 7
Leasehold improvements	5 -- 15

Depreciation expense from continuing operations for the years ended October 31, 2005, 2006 and 2007 was $2,828,000, $4,770,000 and $5,971,000, respectively.

Revenue Recognition

The Company recognizes revenue as products are shipped or accepted by the customer.

The results of discontinued operations (Note 4) include manufacturing revenue generated on long-term fixed price contracts. Revenue on these contracts is recognized on the percentage of completion basis. The Company progress bills the customers based upon the contract terms. When the amount that is billed is greater than the revenue that is recognized based upon the percentage of completion, deferred revenue is recognized. Anticipated losses are provided for in the period incurred.

Rental, service and other revenues are recorded when such services are performed and collectibility is reasonably assured.

Income Taxes

The Company follows the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”). SFAS No. 109 requires the measurement of deferred tax assets and liabilities based on the future tax consequences attributable to the differences between

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2005, 2006 and 2007

the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

As the result of a recent FASB deferral, FIN 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) is effective for the Company for fiscal years beginning after December 15, 2007. FIN 48 prescribes a two-step model for how companies should recognize and measure uncertain tax positions. FIN 48 also requires several new disclosures. The Company is assessing the impact FIN 48 will have on our financial statements.

Treasury Stock

The Company utilizes the cost method to account for its treasury stock acquisitions and dispositions.

Freight

The Company follows EITF 00-10 “Accounting for Shipping and Handling Fees and Costs”. Accordingly, all out-bound shipping and handling costs are reflected in cost of goods sold and all freight reimbursements billed to customers are reflected in revenues.

Comprehensive Income

The Company follows Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (“SFAS No. 130”). SFAS 130 established rules for the reporting and display of comprehensive income and its components. Comprehensive income includes gains and losses on hedging activities.

Foreign Currency Translation and Transactions

Gains and losses from balance sheet translation of operations outside of the United States where the applicable foreign currency is the functional currency is included as a component of accumulated other comprehensive income within stockholders’ equity. Gains and losses resulting from foreign currency transactions are recognized currently in the consolidated statements of operations.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired. Recorded goodwill balances are not amortized but, instead, evaluated for impairment annually or more frequently if circumstances indicate that an impairment may exist. The goodwill valuation, which is prepared each fiscal year, is largely influenced by projected future cash flows and, therefore, is significantly impacted by estimates and judgments.

Intangible assets are initially recorded at cost. Amortization is provided using the straight-line method over 3 to 10 years which is intended to amortize the cost of assets over their estimated useful lives. The carrying value of intangible assets are reviewed for possible impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

As a result of the Company’s annual impairment analysis, impairment losses of $3,954,000 related to goodwill and $1,195,000 related to intangibles were recognized in 2007 (2006: $0). The impairment charge was recorded in Other, net in the Consolidated Statement of Operations.

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2005, 2006 and 2007

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

In September 2006, the FASB issued Statement 157, Fair Value Measurements, which establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. The Company does not believe this pronouncement will have a material impact on our financial statement. The provisions of this statement are effective for fiscal years beginning after November 15, 2007.

2.	Merger Agreement

On July 6, 2007 Red Man Pipe & Supply Co. and its Shareholders, collectively entered into a definitive agreement to be acquired by a subsidiary of McJunkin Corporation (“McJunkin”). The Company’s Shareholders approved the Merger Agreement and the transaction closed on October 31, 2007. In exchange for all of the outstanding stock of the Company, Shareholders received cash and other considerations. In conjunction with this Merger Agreement certain Shareholders exchanged some of their shares for common units in McJ Holding LLC, the ultimate parent corporation of McJunkin Corporation. McJ Holding LLC is majority-owned by Goldman Sachs Capital Partners and their affiliates. In connection with this merger, the combined company has been renamed McJunkin Red Man Corporation. The cash consideration to be ultimately paid to the shareholders of the company approximates $1.1 billion, less debt and certain transaction expenses, and is subject to a working capital adjustment and any additional consideration related to McJunkin’s right to purchase the remaining equity of the Company’s majority-owned Canadian subsidiary, Midfield Supply ULC (“Midfield”). As part of the agreement McJunkin loaned the Company $120,027,000 in order to pay off the Company’s existing Revolving credit facility. McJunkin also agreed to accept the obligation arising from certain transaction expenses and from the termination of the Phantom Stock plan. This amounted to $6,181,000 of capital contributions.

3.	Business Acquisitions

On June 2, 2006, the Company purchased certain assets from Bear Tubular, Inc., for $4,613,000 in cash. The summary of the purchase price allocation is as follows:

(In thousands of dollars)

Inventory	$2,553
Property, plant and equipment	260
Goodwill	1,800

$4,613

In 2006, through a series of transactions, Red Man Pipe & Supply Canada Ltd. (“Red Man Canada”) acquired 100% interest in four separate companies. The consideration paid consisted of

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2005, 2006 and 2007

$8,171,000 of cash and $246,000 of share capital in one of the Company’s majority-owned subsidiaries. The summary of the total purchase allocation is as follows:

(In thousands of dollars)

Current assets	$12,170
Property, plant and equipment	2,213
Goodwill	4,195
Intangibles	2,615
Current liabilities	(11,053)
Long-term debt	(1,723)

$8,417

On June 14, 2005, the Company formed Red Man Canada. Through a series of transactions Red Man Canada acquired 21,975 shares (51%) of Midfield. The shares were acquired for $45,874,000. The summary of the purchase price allocation is as follows:

(In thousands of dollars)

Assets acquired
Accounts receivable	$54,585
Inventory	37,285
Property and equipment	23,154
Intangible assets	27,106
Goodwill	67,469
Other assets	2,527

212,126

Liabilities assumed
Accounts payable and accrued liabilities	(56,989)
Debt and notes payable	(31,710)
Payable to shareholders	(22,125)
Minority interest	(45,609)
Deferred income tax liabilities	(7,757)
Other liabilities	(2,062)

(166,252)

Purchase price	$45,874

On May 1, 2007, the Company acquired 100% of the outstanding shares of Northern Boreal in exchange for cash and shares. Northern Boreal operates an oilfield supply store. Consolidated earnings of Northern Boreal since acquisition date have been included in these financial statements.

On April 3, 2007, the Company acquired 100% of the outstanding shares of Hagan Oilfield Supply Ltd., and affiliated companies (“1236564” and “1048025”) in exchange for cash and shares. Consolidated earnings of Hagan since acquisition date have been included in these financial statements. The Company subsequently amalgamated the operations of the three companies on November 1, 2007, into Hagan Oilfield Supply Ltd. (“Hagan”), which operates three oilfield supply stores.

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2005, 2006 and 2007

The consideration paid and the fair values of the net assets acquired are as follows:

		Northern
	Hagan	Boreal	Total
	(in thousands of dollars)

Consideration paid
Cash	$1,882	$2,773	$4,655
Shares issued in Midfield Supply ULC	217	820	1,037
Notes payable	701	1,495	2,196

	$2,800	$5,088	$7,888

Net assets acquired
Current assets	$98	$3,812	$3,910
Property, plant and equipment	127	244	371
Goodwill	2,045	2,638	4,683
Intangible assets	610	1,167	1,777
Current liabilities	(80)	(2,773)	(2,853)

	$2,800	$5,088	$7,888

4.	Business Divestitures

On June 30, 2006, a subsidiary of the Company, Nusco Pipe and Supply ULC, disposed of its manufacturing business located in Nisku, Alberta, Canada, as well as its 80% interest in Nusco Northern Manufacturing Ltd. and its wholly owned subsidiary Moe’s. The Company received proceeds of $41,106,000 consisting of cash of $35,220,000, warrants with an estimated fair value of $308,000 and an assumption of long-term debt of $5,578,000.

The carrying amounts of the disposed assets relating to this sale are as follows:

(in thousands
of dollars)

Current assets	$5,790
Property, plant and equipment	14,760
Goodwill	7,943
Intangibles	297
Current liabilities	(130)
Minority interest	(2,416)
Long-term liabilities	(1,724)

$24,520

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2005, 2006 and 2007

The results of operations for the discontinued operations were as follows:

	June 15, 2005	November 1, 2005
	to	to
	October 31, 2005	June 30, 2006
	(in thousands of dollars)

Revenue	$15,170	$28,031
Cost of sales	(10,819)	(21,880)
Expenses	(2,494)	(4,608)
Amortization	—	(540)
Bonuses	(1,032)	(3,326)
Other income	—	447

Earnings (loss) before income taxes	825	(1,876)
Provision for current income taxes	(297)	(301)

Earnings (loss) from discontinued operations	$528	$(2,177)

Comparative figures have been restated as a result of these discontinued operations.

On November 1, 2006, the Company’s 100% owned subsidiary, Midfield Supply USA Ltd. disposed of all of its working capital assets with proceeds equal to book value ($888) and plant and equipment with proceeds equal to net book value ($5) to the Company’s majority shareholder. Midfield Supply USA Ltd. ceased operating at this time.

5.	Property, Plant and Equipment

Property, plant and equipment consists of the following as of October 31, 2006 and 2007:

	2006	2007
	(in thousands
	of dollars)

Land	$3,802	$4,300
Buildings and improvements	11,140	16,172
Machinery, shop equipment and vehicles	11,840	24,178
Furniture, fixtures and office equipment	24,455	21,254
Leasehold improvements	1,763	2,996

	53,000	68,900
Less: Accumulated depreciation and amortization	23,069	29,317

	$29,931	$39,583

6.	Operating Lines of Credit (in thousands of dollars)

The Company has one Canadian dollar line of credit with Bank of America, which is further described in Note 7.

In 2006 bank indebtedness consisted of three Canadian dollar and one U.S. dollar revolving lines of credit. The Canadian dollar lines of credit had a maximum limit of $30,000 bearing interest to Canadian prime rate plus 0.625%, a maximum limit of $25,000 bearing interest at prime plus 0.5% and a maximum limit of $1,500 bearing interest at prime plus 0.5%. The U.S. dollar line of credit had

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2005, 2006 and 2007

a maximum of $250 US, bearing interest at 5.875%. All of these lines of credit were fully repaid in the current year.

7.	Long-Term Debt, Notes Payable and Term Loans

Long-term debt, notes payable and term loans as of October 31, 2006 and 2007 consists of the following:

	2006	2007
	(in thousands of dollars)

Revolving credit facility(A)	$207,418	$—
Notes payable(B)	6,939	3,910
Term loans due on demand(C)	3,975	41,953

	218,332	45,863
Less: Current portion	10,914	14,429

	$207,418	$31,434

(A)	At October 31, 2006, the Credit Facility, as amended and restated, permitted the Company to borrow amounts up to the lesser of (i) $260 million or (ii) an amount equal to the borrowing base plus the outstanding balance on the term loan portion. On the revolving credit portion of the Credit Facility, the Company is permitted to borrow amounts up to the lesser of (i) $260 million or (ii) an amount equal to the borrowing base amount. The borrowing base amount is determined through a computation of eligible accounts receivable and inventories as defined in the Credit Facility. The amount of unused borrowings available under the Credit Facility at October 31, 2006 was $52.6 million. The borrowings under the revolving credit portion of the Credit Facility bear an interest rate equal to the lesser of the Eurodollar rate, as defined in the Credit Facility plus a margin based upon the average daily availability and a fixed charge coverage ratio, as defined in the Credit Facility or the maximum legal rate permitted by applicable state or federal law, as defined in the Credit Facility. The term loan portion of the Credit Facility bears interest at (i) the lesser of the bank’s Eurodollar margin plus the Eurodollar base rate, as defined in the Credit Facility, or the maximum legal rate permitted by applicable state or federal law, as defined in the Credit Facility or (ii) the lesser of the bank’s base rate margin, plus the base rate, as defined by the Credit Facility, or the maximum legal rate permitted by applicable state or federal law, as defined by the Credit Facility. The term loan was paid off in 2006. The Company pays a fee on the unused portion of the Credit Facility equal to 0.25% per year. Additionally, the Company will pay a fee equal to 2.5% per annum of the face amount of the letters of credit outstanding during the month, for which letter of credit guarantees have been issued. As discussed in Note 2, the Credit Facility was paid off on October 31, 2007, using funds loaned from McJunkin Corporation.

The amended and restated credit agreement contained customary restrictions and limitations on the Company’s ability to incur liens, incur additional debt, make investments or engage in transactions with affiliates, make capital expenditures, and pay dividends or make other distributions. The Company was also subject to financial covenants which included a total leverage and a fixed charge ratio.

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2005, 2006 and 2007

(B) Notes payable

	2006	2007
	(in thousands of dollars)

Due to related parties	$5,154	$3,910
Unsecured note payable	1,785	—

	$6,939	$3,910

The amounts due to related parties are unsecured, bear interest at varying rates from 0% to 8% per annum, and are due on demand, with no fixed terms of repayment. The parties are related due to some common directors, or they are shareholders of the Company.

(C) Revolver and term loans

	2006	2007
	(in thousands of dollars)

Borrowings under line of credit with interest at prime plus margin of 0.25%, due in October 2010(D)	$—	$31,434
Revolving term loan facility with interest at prime plus margin of up to 0.5% (6.75% at October 31, 2007), due on February 28, 2008	—	10,420
Term loan payable in monthly installments of $57,107 including interest at Canadian bank prime plus 1.25%	3,787	—
Other	188	99

	$3,975	$41,953

(D)	On November 2, 2006, Midfield entered into a loan and security agreement for a CAD150 million (US$157.2 million as of October 31, 2007) revolving credit facility. As of October 31, 2007, $31.4 million of borrowings were outstanding under the facility and the unused borrowing capacity was approximately $125.8 million. Midfield must pay a monthly fee with respect to unutilized revolving loan commitments equal to amounts ranging from 0.25% to 0.375%, depending upon average borrowing levels for the previous quarter. The facility provides for borrowings up to CAD150 million (US$157.2 million as of October 31, 2007), subject to adjustments based on the borrowing base and less the aggregate letters of credit outstanding under the facility. Letters of credit may be issued under the facility subject to certain conditions, including a CAD10 million (US$10.5 million as of October 31, 2007) sub-limit. The revolving loan has a maturity date of November 2, 2010. All letters of credit issued under the facility must expire at least 20 business days prior to November 2, 2010.

The revolving credit facility bears interest with various variable interest rate options. Midfield can elect a variable rate based upon either the Canadian prime rate or Canadian Dollar Bankers’ Acceptance rate (“Canadian BA”). If the Canadian prime rate is elected, the rate ranges from prime rate to prime rate plus 0.25%, depending upon average borrowing levels for the previous quarter. If the Company elects the Canadian BA rate, the rate ranges from Canadian BA rate plus 1.25% to 1.75%, depending upon borrowing levels for the previous quarter.

The revolving credit facility is secured by substantially all of the personal property of Midfield, with a carrying value of $317.3 million at October 31, 2007. Provisions contained in the revolving

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2005, 2006 and 2007

credit facility require Midfield to maintain certain financial ratios and limit capital expenditures. At October 31, 2007, the Company was in compliance with all such debt covenants. Prior to October 31, 2007, Midfield obtained waivers for various events of default under its revolving credit facility, including events of default for not providing financial statements when due and making capital expenditures in excess of certain limits.

The CAD150 million facility (US $157.2 million as of October 31, 2007) is subject to an inter-creditor agreement which relates to, among other things, priority of liens and proceeds of sale of collateral.

Aggregate future principal maturities of long-term debt as of October 31, 2007, are as follows:

(in thousands
of dollars)

Year ending October 31,
2008	$10,519
2009	—
2010	31,434
2011	—

$41,953

During February 2003, the Company entered into a swap agreement and swapped $50 million at a variable rate (“LIBOR”) for a fixed rate of 3.88%. This derivative instrument was settled monthly on the first day of the month and terminated in October 2005. This derivative qualified as a cash flow hedge under FAS 133. The fair value of this derivative instrument at October 31, 2005 was approximately $0. This instrument expired effective October 31, 2005.

8.	Stockholders’ Equity

Common Stock

The Company has two classes of common stock. One class consists of 50,000,000 authorized shares of $.01 par value voting Class A Common stock. As of October 31, 2006 and 2007, there were 144,831 and 143,976 shares, issued and outstanding, respectively. The other class consists of 50,000,000 authorized shares of $.01 par value nonvoting Class B Common Stock. As of October 31, 2006 and 2007, there were 34,344 shares issued and outstanding.

Preferred Stock

The Company also has 2,000 authorized shares of $2,500 par value redeemable Class C Preferred Stock. As of October 31, 2002, there were 2,000 preferred shares issued and outstanding, and there were no preferred shares issued or outstanding as of October 31, 2006 and 2007. The Class C Preferred Stock is nonvoting and subordinate to indebtedness of the Company, but bears full preference to the Common Stock as to dividends and to redemption in the event of liquidation of the Company. On November 30, 1999, certain rights and privileges relating to the Class C Preferred Stock were amended. Effective April 1, 2000, the Preferred Stock bears an annual dividend of 8%, payable quarterly, beginning on June 30, 2000. Effective April 1, 2002, the preferred stock annual dividend rate was increased to 9% per annum, payable quarterly, beginning on July 1, 2002. Dividends paid on Class C Preferred Stock were $0, $0 and $0 during 2005, 2006 and 2007, respectively.

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2005, 2006 and 2007

In September 2003, the Company redeemed the 2,000 shares of Class C Preferred Stock for $5,000,000.

Incentive Stock Plan

In December 1997, the Company established the Red Man Pipe & Supply Co. Incentive Stock Plan (the “Incentive Plan”) in which officers, employees and directors are eligible to participate. The Incentive Plan authorizes the grant of incentive stock options, non-qualified stock options and awards of restricted stock. Incentive stock options may only be awarded to employees and the exercise price may not be less than the fair market value of the Class A common stock on the date of grant (or 110% of such fair market value if granted to employees who own more than 10% of the combined voting power of all classes of the stock of the Company). The exercise price of non-qualified stock options shall be determined by the Board of Directors or its committee and shall not be less than the fair market value of the Class A Common Stock on the date of grant. The vesting period for all options will be determined by the Board of Directors or its committees at the time of the grant. The incentive stock option may not be exercised after the expiration of 10 years from the date of grant (or 5 years if granted to employees who own more than 10% of the combined voting power of all classes of stock of the Company). No options have been granted under the Incentive Plan. In connection with the Merger Agreement (Note 2), the Incentive Stock Plan was terminated on October 31, 2007.

A restricted stock award will consist of shares of Class A Common Stock that are nontransferable or subject to risk of forfeiture until specific conditions are met. The restrictions will lapse in accordance with the schedule or other conditions as determined by the Board of Directors or its committee. During the restriction period, the recipient of restricted stock will have certain rights as a shareholder, including the right to vote the stock and receive dividends. No awards have been granted under the Incentive Plan. In connection with the Merger Agreement (Note 2), the Incentive Stock Plan was terminated on October 31, 2007.

Phantom Stock Plan

In April 2003, the Company established the Red Man Pipe & Supply Co. Phantom Stock Plan (the “Phantom Plan”) in which officers and key employees are eligible to participate. The Plan authorizes the grant of up to 5,000 shares of phantom stock. The shares are credited to the participants’ accounts and are eligible for redemption payment after vesting at a price per share based upon the annual stock valuation. As of October 31, 2005, 1,957 shares had been granted under the Phantom Plan and have a redemption value of approximately $750,000, upon vesting in years 2012 through 2027. Selling, general and administrative expenses include compensation expense related to the Phantom Plan of $84,000, $426,000 and $2,482,000 for the periods ended October 31, 2005, 2006 and 2007, respectively. In connection with the Merger Agreement (Note 2), the Phantom Plan was terminated on October 31, 2007, in exchange for an agreement to pay Phantom Plan participants a total of $3,075,000.

9.	Leases

The Company occupies facilities and operates motor vehicles under long-term operating leases that expire during the fiscal years ending 2005 through 2014. Certain of these leases are subject to renewal or purchase options and escalation clauses. The following is a schedule by year of future minimum lease payments required under the operating leases that have initial or remaining noncancelable lease terms as of October 31, 2007;

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2005, 2006 and 2007

Year ending October 31	(In thousands of dollars)

2008	$10,676
2009	7,618
2010	4,774
2011	3,508
2012	3,871
Thereafter	1,005

Total minimum lease payments	$31,452

Rent expense on all operating leases amounted to approximately $5,700,000, $8,043,000 and $10,457,000 in 2005, 2006 and 2007, respectively.

10.	Income Taxes

The components of income (loss) from continuing operations and before income taxes are as follows:

	October 31,
	2005	2006	2007
	(In thousands of dollars)

Income (loss) before income taxes
Domestic	$91,209	$74,918	$141,881
Non-United States	2,266	5,410	(2,061)

Total income (loss) before income taxes	$93,475	$80,328	$139,820

The components of income tax expense, from continuing operations, are as follows:

	October 31,
	2005	2006	2007
	(In thousands of dollars)

Current
Federal tax expense	$16,312	$21,791	$42,632
State tax expense	2,324	3,542	6,198
Non-United States	208	59	2,456
Deferred tax expense	15,364	1,106	6,286

	$34,208	$26,498	$57,572

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2005, 2006 and 2007

The components of the net deferred tax asset (liability) were as follows:

	October 31,
	2006	2007
	(In thousands of dollars)

Current deferred tax assets (liabilities)
Inventory	$(18,367)	$(22,627)
Accounts receivable	(3,461)	(4,103)
Vacation accrual	663	710
Accrued insurance	394	318
Red Man Canada interest	(2,181)	(3,987)
Phantom stock	231	715

Current deferred tax (liabilities)	$(22,721)	$(28,974)

Noncurrent deferred tax assets (liabilities)
Property, plant and equipment	$(1,847)	$(3,136)
Intangible assets	(4,048)	(4,690)
Other	(29)	—

Noncurrent deferred tax (liabilities)	$(5,924)	$(7,826)

The difference between the effective tax rate and the U.S. federal statutory rate was as follows:

	October 31,
	2005	2006	2007

Federal statutory rate	34.0%	35.0%	35.0%
State income tax	4.6	4.3	4.8
Nondeductible expenses	1.0	0.7	0.3
Foreign sales corporation	(1.3)	(1.5)	(0.1)
Non-United States	—	(2.3)	0.9
Other	(1.7)	(3.3)	0.3

Effective tax rate	36.6%	32.9%	41.2%

11.	Employee Benefit Plans

The Red Man Pipe & Supply Co. Retirement Savings Plan (the “Plan”) incorporates the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees in the United States who have attained the age of twenty-one (21). Participants are allowed to contribute a portion of their salary with employer matching contributions based on the contributions of the participants. The employer matching contributions were approximately $927,000, $1,081,000 and $1,215,000 for the years ended October 31, 2005, 2006 and 2007, respectively.

12.	Related Party Transactions

The Company leases certain equipment from Prideco, a partnership related by common ownership and control. The Company also leases certain buildings from Prideco. Amounts paid to Prideco for building and equipment rental were $2,205,000, $2,695,000 and $3,086,000 for the years ended October 31, 2005, 2006 and 2007, respectively.

RED MAN PIPE & SUPPLY CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2005, 2006 and 2007

A stockholder leases a supply and service center to the Company for use in its operations. The stated term of the lease will expire in January 2008. The aggregate lease payments made to the stockholder were $13,200 in each of fiscal years ended October 31, 2005, 2006 and 2007.

In connection with the Company’s acquisition of 51% of the shares of Midfield Supply ULC, a Shareholders’ Agreement between Red Man Pipe & Supply Canada, Ltd., the 51% majority shareholder of Midfield Supply ULC, and Midfield Holdings (Alberta) Ltd., the 49% minority interest shareholder of Midfield Supply ULC was created. This agreement, among other things, stipulates how profits of Midfield Supply ULC are shared. Midfield Holdings (Alberta) Ltd.’s portion of the profits are accrued and subsequently paid to shareholders of Midfield Holdings (Alberta) Ltd., who are also employees of Midfield Supply ULC, via a formal Employee Profit Sharing Plan (“EPSP”). In connection with the EPSP, $22,186,000 and $8,212,000 is accrued as of October 31, 2006 and 2007, respectively, and is included in selling, general and administrative expenses. Red Man Pipe & Supply Canada, LTD.’s portion of the profits were accrued and subsequently paid via an after-tax dividend, which has been eliminated in consolidation.

In connection with the EPSP payments, from time to time the minority shareholder makes loans to the Company. These subordinated notes payable are unsecured, bear interest at 8% and have no fixed terms of repayment. Amounts payable to minority interest shareholders were $28,009,000 and $25,718,000 as of October 31, 2006 and 2007, respectively, for amounts loaned to the Company.

The Company has unsecured advances to a related entity, Europump Systems Inc. (“Europump”), with no fixed terms of repayment bearing interest at 8% per annum in 2006 and 0% in 2007. The outstanding balance on the advances was $4,940,000 and $2,921,000 at October 31, 2006 and 2007, respectively. The Company has also issued a financial guarantee in the form of an irrevocable standby letter of credit for Europump for an amount up to CAD5,000,000 (2006: CAD0), to support a line of credit that Europump has established with its bank. The expiry date of the letter of credit is January 31, 2008, subject to an automatic renewal of one year unless such bank elects not to renew this letter of credit.

13.	Concentration of Credit Risk and Sources of Supply

Most of the Company’s business activity is with customers in the oil and gas industry. In the normal course of business the Company grants credit to these customers. Trade accounts receivable are primarily from these customers. The Company generally does not require collateral on its trade receivables. During 2005, 2006 and 2007, the Company did not have sales to any customers in excess of 10% of gross sales.

A substantial portion of the Company’s tubular goods is purchased from two manufacturers. The Company has no long-term supply contracts with these manufacturers which would assure the Company of a continued supply of tubular products in the future. Although the Company believes there are numerous manufacturers having the capacity to supply its tubular products, the loss of one of these major suppliers could have a material adverse effect on the Company’s business, financial condition or results of operations.

Shares

McJUNKIN RED MAN HOLDING CORPORATION

Common Stock

Goldman, Sachs & Co.
Barclays Capital
J.P.Morgan
Deutsche Bank Securities
Robert W. Baird & Co.
Credit Suisse
Stephens Inc.
Raymond James

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the New York Stock Exchange listing fee.

SEC registration fee	$29,475
FINRA filing fee	75,500
The New York Stock Exchange listing fee	250,000
Accounting fees and expenses	850,000
Legal fees and expenses	3,500,000
Printing and engraving expenses	650,000
Blue Sky qualification fees and expenses	10,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous expenses	25,025

Total	$5,400,000

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

As permitted by the Delaware General Corporation Law, the Registrant’s Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction for which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s Bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may advance expenses, as incurred, to its employees and agents in connection with a legal proceeding; and

•	the rights conferred in the Bylaws are not exclusive.

The Registrant may enter into Indemnity Agreements with each of its current directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s Certificate of Incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

The indemnification provisions in the Registrant’s Certificate of Incorporation and Bylaws and any Indemnity Agreements entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant’s directors and officers for liabilities arising under the Securities Act.

The Registrant and its subsidiaries are covered by liability insurance policies which indemnify their directors and officers against loss arising from claims by reason of their legal liability for acts as such directors, officers or trustees, subject to limitations and conditions as set forth in the policies.

The underwriting agreement to be entered into among the Company, the selling stockholder and the underwriters will contain indemnification and contribution provisions.

Stephen W. Lake, executive vice president, general counsel and corporate secretary of our company, holds an employed lawyer’s professional liability policy with Ace American Insurance Company, insuring him against liability which he may incur in his capacity as an officer of our company. The policy provides for $2 million of coverage with a $10,000 deductible.

Item 15.	Recent Sales of Unregistered Securities.

Issuances of Shares of Common Stock

We issued shares of common stock to PVF Holdings LLC over the period from November 29, 2006 to July 7, 2008. Set forth below is a summary of all issuances made to PVF Holdings LLC during such period. All issuances of common stock to PVF Holdings LLC were exempt from registration in accordance with Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D. PVF Holdings LLC was and is an “accredited” investor within the meaning of Regulation D, owned principally and controlled by the Goldman Sachs Funds, and all issuances of common stock to PVF Holdings LLC were made on a private placement basis without general solicitation.

The Company was incorporated on November 29, 2006, and on such date the Company issued 50,000 shares of common stock to PVF Holdings LLC at a nominal purchase price of $.002 per share.

On January 31, 2007, in connection with the Company’s acquisition of the entity now known as McJunkin Red Man Corporation (and its affiliate McJunkin Appalachian Oilfield Supply Company), the Company issued 51,055,798 shares of common stock to PVF Holdings LLC at a purchase price of $7.87 per share in exchange for $202,712,226.29 in cash, 2,763.0177 shares of common stock of McJunkin Corporation and 1,441.33 shares of common stock of McJunkin Appalachian Oilfield Supply Company.

On March 27, 2007, in connection with investments in PVF Holdings LLC made by a new director and a new employee of the Company, the Company issued 190,763 shares of common stock to PVF Holdings at a purchase price of $7.87 in exchange for a cash contribution of $500,857.14 and $1,000,000 in the form of a 10-year promissory note.

On October 31, 2007, in connection with our business combination with Red Man Pipe & Supply Co., the Company issued 98,458,918 shares of common stock to PVF Holdings LLC at a purchase price of $7.87 per share in exchange for a cash contribution of $671,028,298 in cash and 23,584 shares of Red Man Pipe & Supply Co.

On November 29, 2007, in connection with investments in PVF Holdings LLC made by select employees of Red Man Pipe & Supply Co. (now a subsidiary of the Company), the Company issued 13,990 shares of common stock to PVF Holdings LLC at a purchase price of $7.87 per share in exchange for a cash contribution of $896,837.18.

On November 30, 2007, in connection with an investment in PVF Holdings LLC made by a newly appointed director of the Company, the Company issued 63,551 shares of common stock to PVF Holdings LLC at a purchase price of $7.87 per share in exchange for a cash contribution of $500,000.

On December 14, 2007, in connection with an investment in PVF Holdings LLC made by an executive officer of the Company, the Company issued 12,710 shares of common stock to PVF Holdings LLC at a purchase price of $7.87 per share in exchange for a cash contribution of $100,000.

On January 7, 2008, in connection with an investment in PVF Holdings made by a new executive officer of the Company, the Company issued 108 shares of common stock to PVF Holdings LLC at a purchase price of $7.87 per share in exchange for a cash contribution of $857.14.

On January 9, 2008, in connection with an investment in PVF Holdings made by an executive officer of the Company, the Company issued 108 shares of common stock to PVF Holdings LLC at a purchase price of $7.87 per share in exchange for a cash contribution of $857.14.

On January 15, 2008, in connection with investments in PVF Holdings LLC made by select employees of the Company’s Canadian subsidiary, the Company issued 4,694,748 shares of common stock to PVF Holdings LLC at a purchase price of $7.87 per share in exchange for a cash contribution of $4,806,769.37 and a deferred capital contribution of $32,129,724.47.

On February 8, 2008, in connection with an investment in PVF Holdings LLC made by a new executive officer of the Company, the Company issued 25,420 shares of common stock to PVF Holdings LLC at a purchase price of $7.87 per share in exchange for a cash contribution of $200,000.

On March 24, 2008, in connection with an investment in PVF Holdings LLC made in December 2007 by a recently appointed director of the Company, the Company issued 127,103 shares of common stock to PVF Holdings LLC at a purchase price of $7.87 per share in exchange for a cash contribution of $1,000,000.

On April 10, 2008, in accordance with the stock purchase agreement executed in connection with our business combination with Red Man Pipe & Supply Co., it was determined that the shareholders of Red Man Pipe & Supply Co. were owed $6,680,251.39 as part of the purchase price adjustment. As a result, on April 10, 2008, PVF Holdings LLC issued 1,698.1634 common units (at $3,933.81 per unit), equal to the aggregate dollar amount of $6,680,251.39, to the shareholders of Red Man Pipe & Supply Co. In connection with this issuance, the Company issued 849,081 shares of common stock to PVF Holdings LLC at a price of $7.87 per share.

On May 14, 2008, in connection with an investment in PVF Holdings LLC made by two directors of the Company, the Company issued 217 shares of common stock to PVF Holdings LLC at a purchase price of $7.87 per share in exchange for a cash contribution of $1,714.28.

On May 16, 2008, in accordance with the stock purchase agreement executed in connection with our business combination with Red Man Pipe & Supply Co., it was determined that the shareholders of Red Man Pipe & Supply Co. were owed $343,194.72 as part of an additional purchase price adjustment. As a result, on May 16, 2008, PVF Holdings LLC issued 87.2423 common units (at $3,933.81 per unit), equal to the aggregate dollar amount of $343,194.72, to the shareholders of Red Man Pipe & Supply Co. In connection with this issuance, the Company issued 43,621 shares of common stock to PVF Holdings LLC at a price of $7.87 per share.

On July 7, 2008, in connection with an investment in PVF Holdings LLC made by a new director of the Company, the Company issued 34,497 shares of common stock to PVF Holdings LLC at a purchase price of $8.70 per share in exchange for a cash contribution of $300,000.

On September 10, 2008, the Company issued 170,218 shares of common stock to its newly hired chief executive officer in exchange for a cash contribution of $3,000,000 at a purchase price per share of $17.63. The issuance of common stock to our newly-hired chief executive officer was exempt from registration in accordance with Rule 701 of the Securities Act of 1933.

On October 3, 2008, the Company issued 28,369 shares of common stock to a new director of the Company at a purchase price per share of $17.63 in exchange for a cash contribution of $500,000. The issuance of common stock to this new director was exempt from registration in accordance with Rule 701 of the Securities Act of 1933.

Stock Option and Restricted Stock Awards

As of October 29, 2008, we had outstanding stock options to purchase 3,646,486 shares of our common stock and 282,771 shares of restricted stock outstanding in connection with awards made to certain of our employees and directors in connection with services provided as our employees and directors. These numbers take into account forfeitures as a result of the termination of certain grantees’ employment. All of these awards of restricted stock and stock options were exempt from registration in accordance with Rule 701 or Section 4(2) of the Securities Act of 1933. The dates of grant and recipients of such awards are more fully described below.

On March 27, 2007, we granted options to acquire 584,675 shares of our common stock under the McJ Holding Corporation 2007 Stock Option Plan (the “Stock Option Plan”) to certain employees of McJunkin Corporation at an exercise price of $7.87 per share (which was subsequently reduced to $4.83 in connection with our recapitalization in May 2008). On March 27, 2007 we also granted 158,878 shares of restricted stock under the McJ Holding Corporation 2007 Restricted Stock Plan (the “Restricted Stock Plan”) to certain employees of McJunkin Corporation.

On December 21, 2007 and January 23, 2008, we granted options to acquire 400,375 shares of our common stock to certain employees of our subsidiary Midfield Supply ULC under the McJunkin Red Man Holding Corporation 2007 Stock Option Plan (Canada), a sub-plan of the Stock Option Plan, at an exercise price of $7.87 per share (which was subsequently reduced to $4.83 in connection with our recapitalization in May 2008).

On December 21, 2007, we authorized the grant of options to acquire 705,423 shares of our common stock to certain employees of Red Man Pipe & Supply Co. under the Stock Option Plan. In addition to grants made to employees, on December 24, 2007 we granted options to acquire 38,130 shares of our common stock to each of two recently appointed directors in connection with their service on our board of directors. All of the options to acquire shares of our common stock described in this paragraph had an exercise price of $7.87 per share, which was subsequently reduced to $4.83 per share in connection with our recapitalization in May 2008. On December 21, 2007 we also granted 158,879 shares of restricted stock under the Restricted Stock Plan to certain employees of Red Man Pipe & Supply Co.

On February 8, 2008, we granted options to acquire 19,065 shares of our common stock to one of our employees under the Stock Option Plan at an exercise price of $7.87 per share (which was also reduced to $4.83 per share in connection with our recapitalization in May 2008).

On June 16, 2008, we granted options to acquire 108,032 shares of our common stock to certain of our employees under the Stock Option Plan at an exercise price of $8.70 per share.

On June 19, 2008, we granted options to acquire 57,495 shares of our common stock to one of our employees under the Stock Option Plan at an exercise price of $8.70 per share.

On August 13, 2008 we granted options to purchase 13,560 shares of our common stock to each of two of our employees under the Stock Option Plan with an exercise price of $11.07 per share.

On September 10, 2008 we granted options to purchase 1,758,929 shares of our common stock with an exercise price of $17.63 per share to our newly hired chief executive officer.

On October 3, 2008, we granted options to purchase 17,021 shares of our common stock with an exercise price of $17.63 per share to a new director of our Company.

On October 16, 2008, we granted options to purchase 26,942 shares of our common stock with an exercise price of $17.63 per share to three employees of LaBarge Pipe & Steel Company, a recently acquired subsidiary of our Company.

On October 29, 2008, we granted options to purchase 5,672 shares of our common stock with an exercise price of $17.63 per share to a new employee of our Company.

The amounts of our common stock, restricted stock and stock options described in this Item 15 and the corresponding share prices and exercise prices are adjusted to give retroactive effect to the 500 for 1 stock split which occurred on October 16, 2008.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith:

Number		Exhibit Title

1	.1*	Form of Underwriting Agreement.
2	.1**	Agreement and Plan of Merger, dated as of December 4, 2006, by and among McJunkin Corporation, McJ Holding Corporation and Hg Acquisition Corp.
2	.1.1**	McJunkin Contribution Agreement, dated as of December 4, 2006, by and among McJunkin Corporation, McJ Holding LLC and certain shareholders of McJunkin Corporation.
2	.1.2**	McApple Contribution Agreement, dated as of December 4, 2006, among McJunkin Corporation, McJ Holding LLC and certain shareholders of McJunkin Appalachian Oilfield Supply Company.
2	.2**	Stock Purchase Agreement, dated as of April 5, 2007, by and between McJunkin Development Corporation, Midway-Tristate Corporation and the other parties thereto.
2	.2.1**	Assignment Agreement, dated as of April 27, 2007, by and among McJunkin Development Corporation, McJunkin Appalachian Oilfield Supply Company, Midway-Tristate Corporation, and John A. Selzer, as Representative of the Shareholders.
2	.3**	Stock Purchase Agreement, dated as of July 6, 2007, by and among West Oklahoma PVF Company, Red Man Pipe & Supply Co., the Shareholders listed on Schedule 1 thereto, PVF Holdings LLC, and Craig Ketchum, as Representative of the Shareholders.
2	.3.1**	Contribution Agreement, dated July 6, 2007, by and among McJ Holding LLC and certain shareholders of Red Man Pipe & Supply Co.
2	.3.2**	Amendment No. 1 to Stock Purchase Agreement, dated as of October 24, 2007, by and among West Oklahoma PVF Company, Red Man Pipe & Supply Co., and Craig Ketchum, as Representative of the Shareholders.
2	.3.3**	Joinder Agreement and Amendment No. 2 to the Stock Purchase Agreement, dated as of October 31, 2007, by and among West Oklahoma PVF Company, Red Man Pipe & Supply Co., PVF Holdings LLC, Craig Ketchum, as Representative of the Shareholders, and the other parties thereto.
3	.1**	Amended and Restated Certificate of Incorporation of McJunkin Red Man Holding Corporation.
3	.2**	Amended and Restated Bylaws of McJunkin Red Man Holding Corporation.
4	.1*	Specimen Common Stock Certificate.

Number		Exhibit Title

5	.1**	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.
10	.1**	Revolving Loan Credit Agreement, dated as of October 31, 2007, by and among McJunkin Red Man Corporation and the other parties thereto.
10	.1.1**	Joinder Agreement, dated as of June 10, 2008, by and among The Huntington National Bank, McJunkin Red Man Corporation and The CIT Group/Business Credit, Inc.
10	.1.2**	Joinder Agreement, dated as of June 10, 2008, by and among JP Morgan Chase Bank, N.A., McJunkin Red Man Corporation and The CIT Group/Business Credit, Inc.
10	.1.3**	Joinder Agreement, dated as of June 10, 2008, by and among TD Bank, N.A., McJunkin Red Man Corporation and The CIT Group/Business Credit, Inc.
10	.1.4**	Joinder Agreement, dated as of June 10, 2008, by and among United Bank Inc., McJunkin Red Man Corporation and The CIT Group/Business Credit, Inc.
10	.1.5**	Joinder Agreement, dated as of October 3, 2008, by and among Raymond James Bank, FSB, McJunkin Red Man Corporation and The CIT Group/Business Credit, Inc.
10	.1.6**	Joinder Purchase Agreement, dated as of October 3, 2008, by and among Raymond James Bank, FSB, McJunkin Red Man Corporation and The CIT Group/Business Credit, Inc.
10	.1.7**	Joinder Agreement, dated as of October 16, 2008, by and among SunTrust Bank, McJunkin Red Man Corporation and The CIT Group/Business Credit, Inc.
10	.1.8**	Joinder Purchase Agreement, dated as of October 16, 2008, by and among SunTrust Bank, McJunkin Red Man Corporation and The CIT Group/Business Credit, Inc.
10	.2**	Revolving Loan Security Agreement, dated as of October 31, 2007, by and among McJunkin Red Man Corporation and the other parties thereto.
10	.3**	Term Loan Credit Agreement, dated as of January 31, 2007, by and among McJunkin Red Man Corporation and the other parties thereto.
10	.3.1**	First Amendment to Term Loan Credit Agreement, dated as of October 31, 2007, by and among McJunkin Red Man Corporation and the other parties thereto.
10	.4**	Term Loan Pledge Agreement, dated as of January 31, 2007, by and among McJunkin Red Man Corporation, Lehman Commercial Paper Inc., and the other parties thereto.
10	.4.1**	Supplement No. 1 to Term Loan Pledge Agreement, dated as of April 30, 2007, by and among McJunkin Red Man Corporation, Lehman Commercial Paper Inc., and the other parties thereto.
10	.4.2**	Supplement No. 2 to Term Loan Pledge Agreement, dated as of April 30, 2007, by and among McJunkin Red Man Corporation, Lehman Commercial Paper Inc., and the other parties thereto.
10	.4.3**	Supplement No. 3 to Term Loan Pledge Agreement, dated as of October 31, 2007, by and among McJunkin Red Man Corporation, Lehman Commercial Paper Inc., and the other parties thereto.
10	.5**	Term Loan Security Agreement, dated as of January 31, 2007, by and among McJunkin Red Man Corporation, Lehman Commercial Paper Inc., and the other parties thereto.
10	.5.1**	Supplement No. 1 to Term Loan Security Agreement, dated as of April 30, 2007, by and among McJunkin Red Man Corporation, Lehman Commercial Paper Inc., and the other parties thereto.
10	.5.2**	Supplement No. 2 to Term Loan Security Agreement, dated as of October 31, 2007, by and among McJunkin Red Man Corporation, Lehman Commercial Paper Inc., and the other parties thereto.
10	.6**	Term Loan Credit Agreement, dated as of May 22, 2008, by and among McJunkin Red Man Holding Corporation and the other parties thereto.
10	.7**	Term Loan Pledge Agreement, dated as of May 22, 2008, by and between McJunkin Red Man Holding Corporation and Lehman Commercial Paper Inc.
10	.8**	Term Loan Security Agreement, dated as of May 22, 2008, by and between McJunkin Red Man Holding Corporation and Lehman Commercial Paper Inc.
10	.9**	Loan and Security Agreement, dated as of November 2, 2006, by and among Midfield Supply ULC and the other parties thereto.

Number		Exhibit Title

10	.9.1**	Consent and First Amendment to the Loan and Security Agreement, dated as of April 26, 2007, by and among Midfield Supply ULC and the other parties thereto.
10	.9.2**	Second Amendment to the Loan and Security Agreement, dated as of May 17, 2007, by and among Midfield Supply ULC and the other parties thereto.
10	.9.3**	Third Amendment, Consent and Waiver to the Loan and Security Agreement, dated as of October 31, 2007, by and among Midfield Supply ULC and the other parties thereto.
10	.9.4**	Fourth Amendment to the Loan and Security Agreement, dated as of April 28, 2008, by and among Midfield Supply ULC and the other parties thereto.
10	.10**	Letter Agreement, dated as of May 17, 2007, by and between Alberta Treasury Branches and Midfield Supply ULC.
10	.10.1**	Amendment to Letter Agreement, dated as of October 10, 2007, by and between Alberta Treasury Branches and Midfield Supply ULC.
10	.10.2	Amendment to Letter Agreement, dated as of May 7, 2008, by and between Alberta Treasury Branches and Midfield Supply ULC.
10	.11**	Letter Agreement, dated as of September 24, 2008, by and among H.B. Wehrle, III, PVF Holdings LLC and McJunkin Red Man Corporation.
10	.12**	Employment Agreement of Craig Ketchum.
10	.13**	Employment Agreement of James F. Underhill.
10	.14**	Employment Agreement of David Fox, III.
10	.15**	Employment Agreement of Dee Paige.
10	.16**	Employment Agreement of Stephen D. Wehrle.
10	.17**	McJ Holding Corporation 2007 Stock Option Plan.
10	.17.1**	Form of McJunkin Red Man Holding Corporation Nonqualified Stock Option Agreement.
10	.18**	McJ Holding Corporation 2007 Restricted Stock Plan.
10	.18.1**	Form of McJunkin Red Man Holding Corporation Restricted Stock Award Agreement.
10	.19**	McJunkin Red Man Holding Corporation 2007 Stock Option Plan (Canada).
10	.19.1**	Form of McJunkin Red Man Holding Corporation Nonqualified Stock Option Agreement (Canada) (for plan participants who are parties to non-competition agreements).
10	.19.2**	Form of McJunkin Red Man Holding Corporation Nonqualified Stock Option Agreement (Canada) (for plan participants who are not parties to non-competition agreements).
10	.20**	McJunkin Red Man Corporation Deferred Compensation Plan.
10	.21**	Indemnity Agreement, dated as of December 4, 2006, by and among McJunkin Red Man Holding Corporation, Hg Acquisition Corp., McJunkin Red Man Corporation, and certain shareholders of McJunkin Red Man Corporation named therein.
10	.22**	Management Stockholders Agreement, dated as of March 27, 2007, by and among PVF Holdings LLC, McJunkin Red Man Holding Corporation, and the other parties thereto.
10	.22.1**	Amendment No. 1 to the Management Stockholders Agreement, dated as of December 21, 2007, executed by PVF Holdings LLC.
10	.22.2**	Amendment No. 2 to the Management Stockholders Agreement, dated as of December 26, 2007, executed by PVF Holdings LLC.
10	.23**	Phantom Shares Surrender Agreement, Release and Waiver, dated as of October 30, 2007, by and among Red Man Pipe & Supply Co., PVF Holdings LLC, and Jeffrey Lang.
10	.24**	Phantom Shares Surrender Agreement, Release and Waiver, dated as of October 30, 2007, by and among Red Man Pipe & Supply Co., PVF Holdings LLC, and Dee Paige.
10	.25*	Form of Second Amended and Restated Limited Liability Company Agreement of PVF Holdings LLC.
10	.26*	Form of Registration Rights Agreement by and among McJunkin Red Man Holding Corporation and PVF Holdings LLC.
10	.27**	Amended and Restated Limited Liability Company Operating Agreement of Red Man Distributors LLC, dated as of September 18, 2008.
10	.28**	Amended and Restated Services Agreement, dated as of September 18, 2008, by and between McJunkin Red Man Corporation and Red Man Distributors LLC.
10	.29**	Employment Agreement of Andrew Lane.

Number		Exhibit Title

10	.30**	Subscription Agreement, dated as of September 10, 2008, by and among McJunkin Red Man Holding Corporation, Andrew Lane, and PVF Holdings LLC.
10	.31**	McJunkin Red Man Holding Corporation Nonqualified Stock Option Agreement, dated as of September 10, 2008, by and among McJunkin Red Man Holding Corporation, PVF Holdings LLC, and Andrew Lane.
16**		Letter from Schneider Downs & Co., Inc.
21	.1**	List of Subsidiaries of McJunkin Red Man Holding Corporation.
23.1		Consent of Ernst & Young LLP.
23.2		Consent of Schneider Downs & Co., Inc.
23.3		Consent of PricewaterhouseCoopers LLP.
23	.4**	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).
24	.1**	Power of Attorney.
24	.2**	Power of Attorney of Leonard M. Anthony and Andrew Lane.

*	To be filed by amendment.
**	Previously filed.

(b) None.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Tulsa, State of Oklahoma, on December 22, 2008.

McJUNKIN RED MAN HOLDING CORPORATION

By:
*

Andrew Lane
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Andrew Lane	President and Chief Executive Officer and Director (Principal Executive Officer)	December 22, 2008

* James F. Underhill	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 22, 2008

/s/ Craig Ketchum Craig Ketchum	Chairman of the Board of Directors	December 22, 2008

* Leonard M. Anthony	Director	December 22, 2008

* Rhys J. Best	Director	December 22, 2008

* Henry Cornell	Director	December 22, 2008

* Christopher A.S. Crampton	Director	December 22, 2008

* John F. Daly	Director	December 22, 2008

* Harry K. Hornish, Jr.	Director	December 22, 2008

* Sam B. Rovit	Director	December 22, 2008

* H.B. Wehrle, III	Director	December 22, 2008

*By: /s/ Craig Ketchum Craig Ketchum, as attorney-in-fact